As filed with the Securities and Exchange Commission on May 4, 2010
Registration No. 333-166352
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Nobao Renewable Energy Holdings Limited
(Exact name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant’s Name into English)

Cayman Islands	3585	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Building 4, No. 150 Yonghe Road,
Shanghai, 200072
People’s Republic of China
(8621) 6652-0666
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Portia Ku O’Melveny & Myers LLP 37/F Plaza 66, 1266 Nanjing Road W Shanghai, 200040 People’s Republic of China (8621) 2307-7000	Matthew Bersani Shearman & Sterling LLP 12/F Gloucester Tower, The Landmark 15 Queen’s Road Central, Hong Kong (852) 2978-8096

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class	Amount to be	Proposed Maximum	Proposed Maximum	Amount of
of Securities to be Registered	Registered(1)(2)	Offering Price Per Share	Aggregate Offering Price(3)	Registration Fee
Ordinary Shares, par value US$0.0001 per share(1)(2)	73,170,732	US$4.10	US$300,000,000	US$21,390.0

(1)	American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents the right to receive ordinary shares.

(2)	Includes (i) ordinary shares represented by American depositary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public and (ii) ordinary shares represented by American depositary shares that may be purchased by the underwriters pursuant to an option to purchase additional ordinary shares represented by American depositary shares. The ordinary shares are not being registered for the purposes of sales outside of the United States.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED          , 2010

American Depositary Shares

Nobao Renewable Energy Holdings Limited

Representing           Ordinary Shares

This is an initial public offering of American Depositary Shares, or ADSs, of Nobao Renewable Energy Holdings Limited. We are offering           ADSs, and the selling shareholders identified in this prospectus are offering an additional           ADSs. Each ADS represents the right to receive           ordinary shares, par value US$0.0001 per share. We will not receive any proceeds from the sale of the ADSs by the selling shareholders.

We and the selling shareholders have granted the underwriters a 30-day option to purchase up to           additional ADSs to cover over-allotments at the initial public offering price less underwriting discounts and commissions.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares. We anticipate the initial public offering price per ADS will be between US$      and US$     . We have applied to have the ADSs listed on the New York Stock Exchange under the symbol “NRE.”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 12.

Neither the United States Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Initial public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds to Nobao Renewable Energy Holdings Limited (before expenses)	US$	US$
Proceeds to the selling shareholders (before expenses)	US$	US$

The underwriters expect to deliver the ADSs to purchasers on or about     , 2010.

Morgan Stanley	UBS Investment Bank	Citi

The date of this prospectus is          , 2010.

Nobao Renewable Energy
Holdings Limited

Overview of GSHP Technology

Warm
Cold
Warm

Cool
Hot
Cool

Benefits of GSHP Systems Over Conventional HVAC Systems

- One system for heating, cooling and hot water
- Produces 200-400% more energy than it uses
- Lower maintenance costs
- Smaller physical footprint
- Long life expectancy of over 20 years

Nobao's GSHP Integrated Solutions

Equipment Manufacturing → GSHP Project Design → GSHP System Installation → Aftersales Energy Management Services

EMC

- Address China's substantial existing building market
- Lower procurement costs and reduce dependency on third-party GSHP module suppliers
- Create a more efficient workflow, reduce delivery time and improve quality control
- Continue to improve GSHP system design based on our on-site installation and operation experience

Nobao's Control Software and System Architecture

Parallel Operation

- Significantly expands working capacity and increases energy efficiency
- Requires much less indoor space

Concurrent Heat Recycling and Re-allocation

- Provides hot water by recycling the residual heat and diverts excess heat

Seamless Conversion

- Seamless switch to new GSHP system without business disruption

GSHP Systems Monitoring

You should rely only on the information contained in this prospectus or any free writing prospectus filed with the Securities and Exchange Commission in connection with this offering. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales were permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not undertaken any efforts to qualify this offering for offers to individual investors in any jurisdiction outside the United States. Therefore, individual investors located outside the United States should not expect to be eligible to participate in this offering.

Until          , 2010 (the 25th day after the commencement of the offering), all dealers that buy, sell, or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

The following summary highlights selected information appearing elsewhere in this prospectus and should be read in conjunction with the more detailed information and financial statements appearing elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to buy our ADSs. This summary and other sections of this prospectus contain information from a report, referred to in this prospectus as the Roland Berger Report, which we commissioned Roland Berger Strategy Consultants, or Roland Berger, in December 2009 to prepare.

Our Business

We are a leading provider of fully-integrated clean energy management solutions in China utilizing ground source heat pump, or GSHP, technologies. We offer integrated energy management solutions for buildings primarily through energy management contracts, or EMCs, by designing, manufacturing and installing GSHP heating, ventilation, air conditioning and hot water supply systems, or GSHP systems, as well as providing post-installation maintenance services typically over 10 to 20 years. We believe our fully-integrated solutions typically can save 50% to 70% of energy consumption compared to conventional fuel- and electricity-based heating, ventilation, air conditioning and hot water systems, based on data from three EMC projects installed by us and which have been in operation for over a year.

Our GSHP solutions utilize renewable energy stored beneath the earth’s surface, thereby significantly reducing energy consumption and greenhouse gas emissions as compared to conventional fuel- and electricity-based heating, ventilation and air conditioning systems, or HVAC systems. Our systems are based on our proprietary control software and system architecture which we believe differentiate our solutions from those offered by our competitors. As a result, we are able to replace the conventional HVAC systems in a wide variety of existing buildings without causing business interruptions, allowing us to become an early mover to address China’s substantial building retrofit market, which we believe many of our competitors are unable to address.

Under the EMC model, we provide upfront design, procurement, manufacturing and installation of the GSHP systems and long-term maintenance services to our customers. Our customers pay for our solutions in the form of fixed or variable monthly fees, or the energy management fees, over the period of the contract, which is typically lower than their actual or projected energy costs for operating conventional HVAC systems. We are responsible for all costs incurred in connection with the design, procurement, manufacturing and installation of the GSHP systems. We are also typically responsible for all or substantially all of the electricity costs for operating the GSHP systems as well as maintenance costs over the contract period after the completion of installation. We believe our EMC model is highly appealing to our customers as it allows customers to pay for the GSHP systems over the contract term and eliminates the initial procurement cost for the GSHP systems. In addition, the EMC model provides us with long-term recurring cash flows over the contract period. We also derive revenues from the design, sales and installation of GSHP systems without post-installation maintenance services, which we refer to as the engineering, procurement and construction model, or the EPC model.

We commenced operations in June 2007, initially using GSHP modules sourced from a European manufacturer. In the fourth quarter of 2009, we began manufacturing our own modules in our facilities located in Gongqing City, Jiangxi Province, or the Jiangxi facility. We design our modules to address the specific needs of the Chinese market. We believe we are well positioned to offer our customers greater functionality in a cost-effective manner using our own modules.

As of March 31, 2010, we had entered into 16 EMCs, covering gross floor areas, or GFAs, of 964,501 square meters. Our cumulative installed GFAs as of March 31, 2010, representing the GFAs of buildings where we had completed installation work and prorated GFAs of partially installed buildings, were 410,278 square meters.

We have experienced significant growth in our business since we commenced operations. Our total revenues increased from RMB3.8 million for the year ended December 31, 2007 to RMB39.7 million for the year ended December 31, 2008 and to RMB165.2 million (US$24.2 million) for the year ended December 31, 2009. Our total revenues for the quarter ended March 31, 2010 were RMB69.0 million (US$10.1 million), compared to total revenues of RMB17.0 million for the same quarter in 2009. For the year ended December 31, 2009, we incurred a net loss of RMB326.5 million (US$47.8 million), which included net finance costs of RMB379.6 million (US$55.6 million) primarily relating to the fair value change with respect to our series A preferred shares, warrants and convertible bond. For the year ended December 31, 2008, we had a net profit of RMB7.4 million, compared to a net loss of RMB4.5 million for the year ended December 31, 2007. For the quarter ended March 31, 2010, we incurred a net loss of RMB1,485.0 million (US$217.6 million), which included a finance charge of RMB1,479.6 million (US$216.8 million) relating to the fair value change of our series A preferred shares and share-based compensation charges of RMB33.4 million (US$4.9 million) with respect to the share options we granted in March 2010. Assuming the offering price of US$           per ADS (with each ADS representing the right to receive           ordinary shares), the mid-point of the initial public offering price range shown on the cover of this prospectus, we expect to incur additional finance costs of RMB           million (US$           million) with respect to the fair value change of our series A preferred shares in the quarter ending June 30, 2010.

Our Market

According to the Roland Berger Report, China was the second largest energy consuming country in the world in 2008 and, given the continuing economic development and construction in China, fuel and electricity costs are expected to continue to increase. As of the end of 2008, the existing building floor space in urban China was 18.3 billion square meters, 6.1 billion square meters of which were non-residential buildings. Energy consumption by buildings accounted for approximately 27.5% of China’s total energy consumption in 2008, making it one of the largest categories of energy consumption in China. Heating, cooling and hot water accounted for approximately 55.0% of building energy consumption in China in 2008. According to the Roland Berger Report, the potential addressable market for retrofitting using GSHP systems at the current cost level was approximately US$20.0 billion as of 2008. The Chinese government has taken significant steps to increase the use of renewable energy, such as geothermal energy which our systems utilize, to accommodate the increase in energy consumption and mitigate rising greenhouse gas emissions. Accordingly, we believe that there is strong and growing demand in China for cost-effective clean energy management solutions, such as the GSHP solutions we offer.

Our Strengths

We believe the following competitive strengths have enabled us to take advantage of the market potential in China and have allowed us to compete successfully:

•	Early entrant and leader in providing GSHP clean energy management solutions to China’s large stock of existing and new buildings;

•	Proprietary control software and system architecture providing efficient energy savings;

•	Provider of fully integrated GSHP clean energy management solutions;

•	Innovative business model that capitalizes on energy savings enjoyed by customers and fosters long-term business relationships; and

•	Entrepreneurial and experienced management team coupled with strong technological capabilities.

Our Strategies

Our objective is to become the leading provider of GSHP clean energy management solutions for buildings in China and potentially other Asian markets. To achieve this objective, we intend to focus on our core competencies by continuing to provide innovative solutions to meet our customers’ needs. We also plan to continue to grow our business by pursuing the following strategies:

•	Further penetrate and expand our target markets;

•	Continue to increase the efficiency of our systems and processes;

•	Make further investment in talent to support our business growth; and

•	Further expand our solutions capability through complementary acquisitions.

Our Challenges

The successful execution of our strategies is subject to certain risks and uncertainties, including:

•	Risks associated with our limited operating history;

•	Uncertainties regarding our ability to obtain sufficient funding for our business operations and planned expansion;

•	Uncertainties regarding our ability to manage and execute our expansion plans;

•	Risks associated with our limited number of customers under the EMC model;

•	Risks associated with our customers’ potential breach of the EMCs, such as not paying the energy management fees as scheduled or not meeting other financial obligations; and

•	Our reliance on trade secrets to protect our proprietary know-how.

Please see “Risk Factors” and other information included in this prospectus for a detailed discussion of these and other risks and uncertainties.

Our Corporate History and Structure

We are a holding company incorporated in the Cayman Islands on September 30, 2008, and conduct our business through our operating subsidiaries in China. After the completion of a share swap between us and Eastern Well Holdings Limited, or Eastern Well, in January 2010, we own 100% of the equity interest of our operating subsidiaries through Eastern Well, an intermediate holding company incorporated on January 24, 2007 under the laws of Hong Kong, with no significant assets or operations of its own. Please see “Our Corporate History and Structure,” “Related Party Transactions” and other information included in this prospectus for a detailed discussion of our corporate history and structure.

The following diagram illustrates our current corporate structure:

(1)	Wholly owned by Mr. Kwok Ping Sun, our founder, chairman and chief executive officer.

Corporate Information

Our principal executive offices are located at Building 4, No. 150 Yonghe Road, Shanghai, 200072, the People’s Republic of China. Our telephone number at this address is 8621-6652-0666. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our principal website is http://www.nobaogroup.com. The information contained on our website is not a part of this prospectus.

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

Unless we indicate otherwise, all information in this prospectus reflects the following:

•	no exercise by the underwriters of their option to purchase up to additional ADSs representing ordinary shares from us and the selling shareholders;

•	no exercise of the options to purchase 4,635,180 ordinary shares granted under our 2010 Performance Incentive Plan;

•	conversion of all outstanding preferred shares to ordinary shares immediately prior to the closing of this offering; and

•	all historical share and per-share data contained in this prospectus has been restated to give retroactive effect to a one-for-ten share split that became effective on April 19, 2010.

Except where the context otherwise requires and for purposes of this prospectus only:

•	“we,” “us,” “our company,” “our” and “Nobao” refer to Nobao Renewable Energy Holdings Limited, a Cayman Islands company, and its subsidiaries;

•	“ADSs” refers to our American depositary shares, each of which represents the right to receive ordinary shares, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China and “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States;

•	“shares” or “ordinary shares” refers to our ordinary shares, and “preferred shares” refers to our Series A preferred shares; and

•	“GAAP” refers to generally accepted accounting principles.

This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations of financial data from RMB to U.S. dollars in this prospectus were made at a rate of RMB6.8258 to US$1.00, the noon buying rate in effect as of March 31, 2010. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Risk factors — Risks Related to Doing Business in China — Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.” On April 30, 2010, the noon buying rate was RMB6.8247 to US$1.00.

THE OFFERING

Price per ADS	US$

ADSs offered:

By us	ADSs

By the selling shareholders	ADSs

Over-allotment option	We and the selling shareholders have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional ADSs.

ADSs outstanding immediately after this offering	ADSs ( ADSs assuming the overallotment option is exercised in full)

Ordinary shares outstanding immediately after this offering	shares ( shares assuming the overallotment option is exercised in full)

The ADSs	Each ADS represents the right to receive ordinary shares. The depositary will hold the ordinary shares underlying your ADSs at Citibank, N.A. — Hong Kong. You will have the rights of an ADS holder as provided in the deposit agreement. To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Use of proceeds	We intend to use the net proceeds from this offering to expand our business under the EMC model, expand the production capacity of our manufacturing facilities, pursue potential acquisitions of, or investments in, complementary service businesses and for other general corporate purposes. See “Use of Proceeds” for more information. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Lockup	We, our directors, executive officers and certain employees and all of our existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Listing	We have applied to list the ADSs on the New York Stock Exchange. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading systems.

Proposed New York Stock Exchange symbol	NRE

Depositary	Citibank, N.A.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

The number of ordinary shares that will be outstanding immediately after this offering is based upon 219,532,400 ordinary shares outstanding as of the date of this prospectus.

Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional ADSs.

SUMMARY COMBINED AND CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary combined statement of comprehensive income data for the years ended December 31, 2007, 2008 and 2009 and the combined balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited combined financial statements included elsewhere in this prospectus. As the share swap between us and Eastern Well was completed on January 15, 2010 and, accordingly, we became the ultimate holding company of all the group companies, the financial statements for the years presented have been prepared on a “combined” rather than a “consolidated” basis. These combined financial statements have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, or PricewaterhouseCoopers, an independent registered public accounting firm. The report of PricewaterhouseCoopers on our audited financial statements is included elsewhere in this prospectus. The summary consolidated statement of comprehensive income data for the quarters ended March 31, 2009 and 2010 and the consolidated balance sheet data as of March 31, 2010 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as our audited combined financial statements. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for the periods presented.

The summary combined and consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited combined financial statements and unaudited condensed consolidated financial statements and the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our audited combined financial statements and unaudited condensed consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Years Ended December 31,				For the Quarters Ended March 31,
	2007	2008	2009	2009	2009	2010	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except share and ADS numbers and per share and per ADS data)

Combined or Consolidated Statement of Operations Data
Revenues	3,800	39,705	165,248	24,209	17,025	68,970	10,104
Cost of sales	(8,439)	(24,606)	(91,372)	(13,386)	(13,017)	(37,028)	(5,424)

Gross (loss) profit	(4,639)	15,099	73,876	10,823	4,008	31,942	4,680
Sales and marketing, administrative and research and development expenses	(1,281)	(3,758)	(10,608)	(1,554)	(1,587)	(32,275)	(4,728)
Other (loss) gains, net	—	(152)	5,801	850	(79)	2,330	341

Operating (loss) profit	(5,920)	11,189	69,069	10,119	2,341	1,998	293
Finance income (costs), net	5	(426)	(379,562)	(55,607)	(1,281)	(1,479,211)	(216,709)

(Loss) profit before income tax	(5,915)	10,763	(310,493)	(45,488)	1,060	(1,477,213)	(216,416)
Income tax benefit (expense)	1,440	(3,394)	(16,004)	(2,345)	(780)	(7,823)	(1,146)

	For the Years Ended December 31,				For the Quarters Ended March 31,
	2007	2008	2009	2009	2009	2010	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except share and ADS numbers and per share and per ADS data)

Net (loss) income for the year/quarter, attributable to the equity holders of the Company	(4,475)	7,369	(326,497)	(47,833)	280	(1,485,036)	(217,562)

(Losses) earnings per share for (loss) profit attributable to the equity holders of the Company — Basic and diluted	(0.03)	0.05	(2.24)	(0.33)	0.002	(1.02)	(0.15)
Weighted average number of ordinary shares used in (losses) earnings per share calculation — Basic and diluted	145,935,200	145,935,200	145,935,200	145,935,200	145,935,200	145,935,200	145,935,200
(Losses) earnings per ADS — Basic and diluted
Weighted average number of ADSs used in (losses) earnings per ADS calculation — Basic and diluted

	As of December 31,				As of March 31,
	2007	2008	2009	2009	2010	2010	2010	2010	2010	2010
	RMB	RMB	RMB	US$	RMB	US$	(Unaudited		(Unaudited pro forma
							Pro forma)(1)		as adjusted(2)
							RMB	US$	RMB	US$
	(in thousands)

Combined or Consolidated Balance Sheet Data:
ASSETS
Property, plant and equipment	1,171	2,900	15,206	2,228	18,052	2,645	18,052	2,645
Trade and other receivables, current and non-current portions	719	29,221	36,984	5,418	103,331	15,138	103,331	15,138
Finance lease receivables, current and non-current portions	200	7,311	156,428	22,917	155,145	22,729	155,145	22,729
Inventories	6,872	5,972	45,715	6,697	40,213	5,891	40,213	5,891
Cash and cash equivalents	10,072	384	38,148	5,589	13,393	1,962	13,393	1,962

Total assets	29,630	66,256	321,583	47,113	355,127	52,027	355,127	52,027

EQUITY (DEFICIT)	6,766	(9,037)	(245,587)	(35,979)	(1,697,519)	(248,691)	275,109	40,304

LIABILITIES
Trade and other payables, current and non-current portions	14,173	34,894	50,214	7,357	46,621	6,830	46,621	6,830

Total liabilities	22,864	75,293	567,169	83,091	2,052,646	300,719	80,018	11,723

Total equity (deficit) and liabilities	29,630	66,256	321,583	47,113	355,127	52,027	355,127	52,027

(1)	Each of our series A preferred shares will automatically be converted into our ordinary shares at the initial conversion ratio of 1:1, as adjusted for the dilution adjustments provision, upon the earlier of (i) the prior written consent of the holders of more than 67% of the outstanding series A preferred shares or (ii) the closing of this offering. Accordingly, the unaudited pro forma balance sheet as of March 31, 2010 presents an as-adjusted financial position as if the conversion of the series A preferred shares into ordinary shares occurred on March 31, 2010. As a result, as of March 31, 2010, total liabilities decreased by RMB1,972.6 million (US$289.0 million), representing the carrying value of the series A preferred shares as of that date, and equity (deficit) increased correspondingly. There is no change to any other item in the unaudited pro forma column above.

(2)	The pro forma as adjusted balance sheet information also assumes the issuance and sale of ordinary shares represented by ADSs by us in this offering at an assumed initial public offering price of US$ per share, the mid-point of the initial public offering price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs. As a result there is an increase in the ordinary shares, increasing the total par value by approximately RMB and the reserves by approximately RMB . There is no change to any other item in the pro forma as adjusted column above. Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$ would increase (decrease) each of our cash and cash equivalents, total assets and equity (deficit) by RMB million (US$ million), RMB million (US$ million) and RMB million (US$ million), respectively.

	For the Year Ended December 31,				For the Quarter Ended March 31,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Non-GAAP Financial Data
Net (loss) income excluding non-cash finance costs(1)	(4,475)	7,369	51,412	7,532	620	(5,441)	(797)

(1)	Net (loss) income excluding non-cash finance costs is defined as our net (loss) income for the year/quarter plus the fair value changes of our series A preferred shares, warrants and convertible bond, and the loss on the exercise of a preferred shareholder warrant. Net (loss) income excluding non-cash finance costs is used by our management to evaluate our financial performance and help determine the allocation of resources. The measure provides our management with the ability to assess our operating results under the EMC and EPC models without considering fair value changes of the series A preferred shares, warrants and convertible bond and the loss on the exercise of a preferred shareholder warrant we issued in the past as these instruments will no longer be outstanding after the completion of this offering. We believe that net (loss) income excluding non-cash finance costs is a key metric in analyzing our operating and financial performance and, therefore, we believe this measure provides investors with useful information about our operating and financial performance. Furthermore, net (loss) income excluding non-cash finance costs eliminates the impact of items that we do not consider indicative of the performance of our business under the EMC and EPC models. We believe investors will similarly use such non-GAAP financial data as one of the key metrics to evaluate our operating performance and to compare our current operating results with historical and future periods and with other comparable companies. The presentation of net (loss) income excluding non-cash finance costs should not be construed as an indication of our future results.

The use of net (loss) income excluding non-cash finance costs has certain limitations. Although we believe the excluded items are not meaningful in evaluating our current performance as the underlying instruments will not exist following the completion of this offering, the excluded items may be important in understanding and assessing our operating and financial performance if we issue preferred shares or other financial instruments, such as warrants and convertible bonds, in the future. If this occurs, the impact of these items likewise will not be reflected in the presentation of net (loss) income excluding non-cash finance costs. Nevertheless, each of these items should also be considered in the overall evaluation of our results. Additionally, net (loss) income excluding non-cash finance costs does not consider capital expenditures and other investing activities and should not be considered a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of items excluded from this indicator and other relevant items both in our reconciliations to the IFRS financial measures included in our combined and condensed consolidated financial statements, all of which should be considered when evaluating our performance. The term net (loss) income excluding non-cash finance costs is not defined under IFRS and is not a measure of revenue, gross profit, operating profit, profit (loss) before income tax, profit (loss) for the year or liquidity presented in accordance with IFRS. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our revenue, gross profit, operating profit, profit (loss) before income tax, profit (loss) for the year or any other operating performance measure that is calculated in accordance with IFRS. In addition, our net (loss) income excluding non-cash finance costs may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.

The following table is a reconciliation of net (loss) income excluding non-cash finance costs to net (loss) income for the year, the most directly comparable financial measure calculated and presented in accordance with IFRS:

	For the Year Ended December 31,				For the Quarter Ended March 31,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net (loss) income excluding non-cash finance costs	(4,475)	7,369	51,412	7,532	620	(5,441)	(797)
Fair value change of redeemable convertible preferred shares	—	—	(304,495)	(44,609)	—	(1,479,595)	(216,765)
Fair value change of warrants	—	—	(71,321)	(10,449)	—	—	—
Fair value change of convertible bond	—	—	(680)	(100)	(340)	—	—
Loss on exercise of the preferred shareholder warrant	—	—	(1,414)	(207)	—	—	—
Net (loss) income for the year/quarter attributable to the equity holders of the Company	(4,475)	7,369	(326,497)	(47,833)	280	(1,485,036)	(217,562)

The following table presents selected operating data of our business under the EMC model for and as of the periods indicated.

	For and as of			For and as of
	the Year Ended			the Quarters Ended
	December 31,			March 31,
	2007	2008	2009	2009	2010
	(In square meters unless otherwise indicated)

Contracted GFAs(1)	36,500	249,001	429,000	—	250,000
Installed GFAs	1,500	84,676	227,659	48,942	96,442
- GFAs of fully installed buildings(2)	1,500	35,000	105,800	20,000	—
- Prorated GFAs of partially installed buildings(3)	—	49,676	121,859	28,942	96,442
Cumulative installed GFAs(4)	1,500	86,176	313,835	135,118	410,278
Cumulative contracted but uninstalled GFAs(5)	35,000	199,325	400,666	150,382	554,222
Aggregate annual fees for new contracts (RMB in millions)(6)	5.0	30.6	37.1	—	15.0
Aggregate fees for new contracts (RMB in millions)(7)	68.8	386.3	817.3	—	300.8

(1)	Represents the GFAs of buildings serviced or to be serviced by our systems as provided in new EMCs we entered into in the periods indicated, regardless of whether we have commenced installation.

(2)	Represents the GFAs of buildings for which we have completed 100% of the installation work for our systems in the periods indicated.

(3)	Represents the prorated GFAs of buildings proportionate to the percentage of completion of installation of our systems in the periods indicated. For each project under installation in any period, such prorated GFAs are calculated by multiplying the percentage of completion of installation during such period by the GFAs of the corresponding building(s).

(4)	As of the end of each period.

(5)	Represents the difference between the cumulative contracted GFAs and the cumulative installed GFAs, both as of the end of such period.

(6)	Represents the aggregate amount of the annual energy management fees based on each new EMC we entered into in the periods indicated. Such amounts are different from the actual payments we received or will receive over the term of these EMCs, as actual payments are typically net of the electricity costs for operating the GSHP systems.

(7)	Represents the aggregate amount of the total energy management fees over the term of each new EMC we entered into in the periods indicated. Such amounts are different from the actual payments we received or will receive over the term of these EMCs, as actual payments are typically net of the electricity costs for operating the GSHP systems.

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus, including our combined and condensed consolidated financial statements and related notes, before deciding to buy our ADSs. If any of the following risks materialize, our business, prospects, financial condition and results of operations could be materially harmed, the trading price of our ADSs could decline and you may lose part or all of your investment.

Risks Related to Our Company and Our Industry

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We have a limited operating history. We commenced operations in 2007 and completed the design and installation of our first project under the energy management contract model, or the EMC model, in December 2007. Several of our senior management members and key employees have worked together at our company for only a relatively short period of time. Our future success will depend on our ability to expand our capacity to take on significantly more projects and further expand our customer base. We must, among other things, continue to respond to changing market conditions and volatile market developments, attract, retain and motivate qualified personnel, implement and execute expansion plans and improve our know-how. We cannot assure you that we will be successful in addressing such risks. Although we were profitable in 2008, we may not be profitable in 2010 or any future periods. Our EMC model, proprietary know-how and ability to satisfactorily complete higher volumes of projects over long time periods are unproven and our limited operating history makes the projection of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future.

We need a significant amount of funding to expand our business under the EMC model. If we cannot obtain additional funding when needed, our growth and business prospects may be materially and adversely affected.

Our EMC model requires a significant amount of cash because we must finance the equipment, drilling and installation costs of the GSHP systems at the outset of each project. Such costs vary significantly depending on, among other factors, the size of the project. We will be responsible for the manufacturing costs and other associated expenses.

We plan to use approximately      of our net proceeds from this offering to fund and expand our business under the EMC model. Given the funding requirements of our EMC model, we may require additional funding to implement our expansion strategy. We may also require additional cash resources due to changing business conditions or potential investments or acquisitions we may pursue. To meet our funding requirements, we may sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity or equity-linked securities could result in dilution of your holdings. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. In addition, our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital raising and debt financing activities; and

•	economic, political and other conditions in China and elsewhere.

Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Failure to manage our growth could strain our management, operational and other resources and materially and adversely affect our business, financial condition and results of operations.

We have grown rapidly since our inception. Our strategy includes, among other things, further penetration and expansion of our target market and investment in hiring additional personnel to support our business growth.

Pursuing these strategies has resulted in, and will continue to result in, substantial demands on our management, operational and other resources. To accommodate our anticipated growth, we anticipate that we will need to significantly expand, train, manage and motivate our workforce. We also will need to enhance our engineering and design capabilities, improve and expand our manufacturing capabilities, strengthen our financial and management controls and increase our marketing, sales and sales support activities. All of these expansion plans will require substantial management efforts and skills and require significant additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business, financial condition and results of operations.

In addition, although we plan to use a certain portion of our net proceeds from this offering to expand the manufacturing capacity at our facilities, we only commenced our manufacturing in the fourth quarter of 2009 and we may not have sufficient manufacturing capacity to meet demand for our solutions, which may result in our inability to complete our installation projects on the anticipated timetable or within budget. We may also experience quality control issues as we implement manufacturing upgrades and ramp up production. Any material delay in completing these projects, or any substantial increase in costs or quality issues in connection with these projects could materially and adversely affect our business, financial condition and results of operations, and result in a loss of business opportunities. Also, if we fail to successfully gauge future demand for our business, we may experience overcapacity which could negatively impact our product margins and profitability.

We depend on a limited number of customers for a significant portion of our revenues and default in payment by any of these customers, particularly customers under the EMC model, may materially and adversely affect our liquidity, financial condition and results of operations.

In the years ended December 31, 2008 and 2009, our top five customers in aggregate accounted for 75.8% and 83.0%, respectively, of our total revenues. In the year ended December 31, 2009, our top five customers individually accounted for 32.8%, 23.1%, 13.7%, 9.1% and 4.4%, respectively, of our total revenues. In the quarter ended March 31, 2010, our top five customers individually accounted for 86.2%, 4.3%, 3.0%, 1.3% and 1.1%, respectively, of our total revenues. Further, we currently provide GSHP systems to a limited number of customers under the EMC model. We anticipate that our dependence on a limited number of customers under the EMC model will continue for the foreseeable future. We cannot assure you that our customers will not default or delay in honoring their payment obligations, particularly given our limited operating history. Adverse conditions in the economy or other factors beyond the control of our customers may cause our customers to fail or become unable to make the payments, and if that occurs, our liquidity, financial condition and results of operations may be materially and adversely affected.

Under our EMC model, there is a significant delay between when we recognize revenue and when we receive cash payments. If our customers fail to pay us the energy management fees as scheduled or otherwise fail to meet their financial obligations, our liquidity, financial condition and results of operations could be materially and adversely affected.

Under our EMC model, we recognize in the two- to four-month manufacturing and installation period a substantial portion of the present value of the energy management fees to be received by us over the contract period ranging from 10 to 20 years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Revenue Recognition.” At the time we recognize this revenue, we have usually not received any payment of the energy management fees from such customers. Thus, our trade and other receivables and finance lease receivables, representing the recognized but uncollected EMC revenues, have been and will remain substantial. Consequently, if a customer defaults or delays in fulfilling its payment obligation of the energy management fees, we may have to take a provision for the related loss, which may materially and adversely affect our financial condition and results of operations. If a customer breaches the contract, we may not be able to fully recoup our initial investment in the project. A number of factors, such as new HVAC technologies, a substantial decrease in electricity prices, and change of ownership or the intended use of the premises may cause our customers’ failure to pay us the prescribed energy management fees and to seek alternative HVAC solutions. In addition, any credit default or delay in fulfilling the monthly payment obligations under our

EMCs by any of our customers may materially and adversely affect our liquidity, financial condition and results of operations.

We rely on trade secrets to protect our proprietary know-how and our failure to adequately protect them may materially and adversely affect our business, financial condition, results of operations and prospects.

Our proprietary know-how, including our proprietary control software and system architecture, is critical to our success. We primarily rely on trade secret protection and contractual restrictions to protect our proprietary know-how. However, trade secrets are difficult to protect, particularly in China, because it is difficult to prove or enforce a claim that a third party had illegally obtained and used our trade secrets. In addition, China has historically provided less protection to a company’s trade secrets and other types of intellectual property than the United States. Any enforcement efforts may also be expensive and time-consuming, and may result in an unfavorable outcome. Further, our competitors may independently develop technologies that are similar or equivalent to our trade secrets, in which case we would not be entitled to enforce our trade secrets and we may be prohibited from using our know-how. We may also be unable to obtain the licenses to use our know-how from these companies on a favorable term or at all. If we are unable to protect our proprietary know-how, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our operating results may fluctuate considerably on a quarterly basis. These fluctuations could have a material adverse effect on the price of our ADSs.

Our results of operations may fluctuate significantly on a quarterly basis as a result of a number of factors, many of which are beyond our control. Some of these fluctuations are attributable to the early stage of China’s GSHP industry and our limited operating history. Accordingly, we do not have an established quarterly track record. Our results of operations may be affected by a number of factors on a quarter-to-quarter basis, including:

•	the timing of completion of installation of our EMC and EPC projects;

•	general economic conditions in China;

•	conditions in the building market in China;

•	the mix of business under the EMC and EPC models;

•	our ability to increase our manufacturing capacity;

•	electricity costs;

•	price competition;

•	installation costs we incur in association with EMC and EPC projects; and

•	seasonality.

Further, the occurrence of any of the risks described above could materially and adversely affect our business, financial condition and results of operations.

If we fail to maintain or improve our market position or respond successfully to changes in the competitive landscape, our business, financial condition and results of operations may be materially and adversely affected.

The GSHP market in China is highly fragmented and rapidly evolving. Although we believe that we are one of the few companies in China to utilize an EMC model to provide fully-integrated GSHP solutions as the core business, we compete with a variety of companies in the Chinese market. Our main direct competitors in providing GSHP systems under the EPC model in China are Mammoth (China) Ltd., Tsinghua Tongfang Artificial Environment Co. and WFI (China) Ltd. We face intense competition based on a number of factors, including technology, quality, pricing, timeliness, and geographical coverage. Some of our competitors have longer operating histories, better economies of scale, greater name recognition, larger customer bases and greater financial, sales and marketing, production, technological or other resources and experience than we do. Our competitors’ greater size in some cases provides them with greater pricing flexibility and a competitive advantage with respect to production costs due to greater economies of scale and their ability to purchase components, raw materials and utilities at lower prices. In addition, our competitors may be able to devote greater resources to the research and development of technologies, processes and products that are more effective than ours and that may render our know-how, processes or products obsolete or uneconomical. They may also adapt more quickly to new or emerging technologies and changes in customer demand and requirements. In addition, new competitors or alliances among our competitors could emerge and rapidly acquire significant market share. Our failure to maintain a competitive position with respect to technological advances, adapt to changing market conditions or otherwise compete successfully with existing or new competitors could have a material and adverse effect on our business, financial condition and results of operations.

In addition, one or more of our current or future competitors may alone or together offer similar solutions or adopt a business model similar to our EMC model. Furthermore, increased competition and price pressure could have a material and adverse effect on our business, financial condition and results of operations.

We face competing technologies on renewable energy and conservation of energy, and if new technologies are developed that are more energy-efficient or cost-effective than GSHP systems, our business, financial condition and results of operations may be materially and adversely affected.

While we believe GSHP systems are efficient and environmentally friendly, other current or future technologies in HVAC systems may be more energy-efficient and/or cost-effective. New developments in these technologies may reduce or eliminate the competitive advantage of our systems, which could materially and adversely affect our business, financial condition and results of operations.

We may not be able to successfully execute our strategy of expanding into new geographical markets, which may have a material adverse effect on our business, results of operations and prospects.

Our business is currently concentrated in Shanghai and recently we have expanded to other Chinese provinces. We plan to continue to expand within China and, over time, selectively enter into other geographical markets, potentially including other Asian markets. Expanding into new geographical markets imposes additional burdens on our engineering, sales, marketing, maintenance and general managerial resources. Customer demands and regulatory environments may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other regions. As a result, we may not be able to leverage our experience to expand into other geographical markets. If we are unable to manage our expansion efforts effectively, if our expansion plans take longer to implement than expected or if our costs for these efforts exceed our expectations, our business, results of operations and prospects could be materially and adversely affected.

In addition, land and geological conditions in other geographical regions may not be as favorable for installation and operation of GSHP systems as compared to the geographical regions where we currently operate, in which case we may incur higher drilling and installation expenses. We may not be able to pass such increased expenses to our customers, and as a result, our growth, as well as margins and profitability could be adversely affected.

Some central- and local-level governments in China have adopted laws and regulations imposing permit requirements for the installation of GSHP systems. Any failure to comply with such requirements could materially and adversely affect our business, financial condition, results of operations and prospects.

According to the Measures for the Permit of Project Construction of the PRC promulgated by the Ministry of Construction in 2001, the construction of any installation project with an investment amount of RMB300,000 (US$43,950) or more and with a construction area of 300 square meters or more requires a construction permit issued by the local construction authority. Under these measures, any failure to obtain a construction permit would result in the constructing entity being required to take rectification measures, including suspending the construction of the project, and pay administrative penalties of up to 2.0% of the contract price for the construction. Although we have received a written confirmation from the relevant government agency in Shanghai that our completed GSHP conversion installation projects in Shanghai do not require such permits, we cannot assure you that any of our GSHP installations in other cities or our ongoing and future GSHP installation projects in Shanghai will not require a construction permit. If we are required to obtain construction permits for our installation projects in other cities or in the future, we may not be able to obtain such permits in a timely manner or at all, which may prevent us from undertaking or continuing such construction projects and adversely impact our business and our expansion plans.

In addition, local governments in some other PRC cities, such as Beijing, Tianjin and Shenyang, have issued regulations with respect to the development and construction of GSHP systems installed in their respective city limits. Under these local regulations, before the commencement of the installation of a GSHP system, the installer must obtain permits from various local government authorities. As of the date of this prospectus, we have not installed any GSHP system in these cities. If, however, we expand our business into any of these cities, we will be required to obtain such permits. We cannot assure you that we will be able to successfully obtain such permits for each of our installation projects in these cities. Our failure to obtain such permits may adversely affect the expansion of our business into any of these cities and other Chinese cities that may adopt similar regulations in the future. As a result, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our GSHP systems require sufficient access on the premises for drilling and installing underground pipes, and if we cannot find a sufficient number of projects that meet the requirements for our systems, our planned expansion may be slowed.

Our GSHP systems require sufficient access on the premises for drilling and installing underground pipes used to exchange heat with the earth. For example, a GSHP system servicing 1,000 square meters of building space typically requires approximately 4,000 meters of polyethylene pipes to be buried underground, occupying approximately 120 square meters of surface land space. The underground pipes can be placed below empty ground, roads and lawns. However, for example, if there is an underground garage underneath the entire premises, there will not be sufficient access to soil and we will not be able to install our systems on the premises. Further, the underground pipes need to be buried beneath the earth’s surface for a vertical length ranging from 100 to 120 meters. Current and future urbanizing activities and developments, such as the construction of subway lines, or underground gas or water pipes, may affect where such pipes can be placed. As we seek to expand our business, including potential expansion into other geographical markets or locations with high building density and low surface space availability, we may be forced to abandon opportunities for these reasons. If we cannot find a sufficient number of projects that are suitable for our systems, our expansion and growth may be slowed.

We depend heavily on key personnel, in particular, Mr. Kwok Ping Sun, our chairman and chief executive officer, and the loss of Mr. Kwok Ping Sun or other key employees and senior management could harm our business.

Our key technical and senior management personnel, including Mr. Kwok Ping Sun, our chairman and chief executive officer, Mr. Ping Song, our director and vice president, Mr. Arthur Wong, our chief financial officer, Dr. Jian Xiong, our vice president, Mr. Tao Chen, our vice president and Mr. Jun Chen, our chief technology officer, have been critical to us, and our future success depends in significant part upon the continued contributions of such key personnel. In particular, we depend heavily on Mr. Kwok Ping Sun in every aspect of our business, including strategic direction, research and development, technology, information technology systems, business development, sales and marketing, financing and human resources. Mr. Kwok Ping Sun also possesses, and in many instances has sole possession of, our trade secrets and other proprietary know-how and much of our institutional knowledge. Loss of service from Mr. Kwok Ping Sun will materially and adversely affect our business, financial condition and results of operations. Turnover in our other senior management or other key personnel could also significantly deplete our institutional knowledge, impair our operations and harm our business.

In addition, if any of these key personnel joins a competitor or forms a competing company, our profitability and financial performance may be adversely affected. We have entered into confidentiality, non-competition and non-disclosure agreements with all of these key personnel. However, if any dispute arises between these key personnel and us, it is uncertain, in light of uncertainties associated with the Chinese legal system, how a court would decide and the extent to which these court decisions could be enforced in China, where all of these key personnel reside and hold some of their assets. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

Under many of our energy management contracts, we are partially responsible for increases in electricity prices, and as a result, any increase in electricity prices during the long-term contract period will reduce our margins and profitability from these energy management contracts and may have a material adverse effect on our business, financial condition and results of operations.

Under many of our energy management contracts from 2007 to August 2009, we are partially responsible for the increased cost of operating the GSHP systems due to increases in electricity prices during the contract period, which typically ranges from 10 to 20 years. For contracts signed after August 2009, the energy management fees generally may be adjusted if the electricity price increases. Electricity prices are regulated in China. For example, in Shanghai, where most of our current customers are located, average prices of electricity increased at a compound annual growth rate of approximately 1.3% from 2004 to 2009. To date, we have not entered into any hedging or similar arrangements to protect us against such increases. As a result, any increase in electricity prices during the contract period will increase our financial burden in performing the EMCs in which we must partially bear the electricity price increase. If electricity prices increase substantially, our cost of operating the GSHP systems under these contracts may exceed the amount of energy management fees we can collect under such contracts. This could potentially result in us being locked into long-term loss generating contracts, which could have a material adverse effect on our business, financial condition and results of operations.

Under our EMC model, we are obligated to maintain the GSHP systems to provide heating, ventilation, air-conditioning and hot water to our customers. As a result, any unexpected maintenance or repair cost to our systems and, as our systems age, any reduced efficiency of the systems, will increase our cost of operations.

Under our EMC model, we are responsible for maintaining the GSHP systems to provide our customers with heating, ventilation, air-conditioning and hot water in accordance with the parameters agreed upon with our customers. Since we only completed our first project in December 2007, the performance, quality and life span of our systems has not been tested and we may be required to replace them or incur unanticipated repair costs during the contract period. Furthermore, as our equipment, such as underground pipes, ages, its performance level or efficiency may gradually be degraded and, as a result, we may incur increased operating costs. We cannot assure you that our systems will not incur substantially higher than expected operating, maintenance or repair costs in the future, and if it happens, it will increase our cost of operations and may have a material adverse effect on our business, financial condition and results of operations.

Under our EMC model, we will be liable for losses incurred by our customers as a result of any malfunction of the GSHP systems. These losses could also include business interruption losses, which could be substantial.

Under the EMC model, we are responsible for providing our customers with heating, air-conditioning and hot water in accordance with agreed upon parameters. If any of the installed GSHP systems malfunction, we will be liable for the customers’ losses resulting from the malfunction. For customers that operate businesses such as hotels, offices or shopping centers, such losses may also include business interruption losses and losses of revenue, as they may be forced to shut down or reduce their operations until the GSHP systems become functional. Such losses can be substantial and could have a material adverse effect on our business, financial condition and results of operations.

Under our EMC model, the GSHP systems are installed on our customers’ premises, and we therefore cannot exercise control over the access and operations of such systems by the staff of our customers, whose negligence or willful misconduct may adversely affect our cost of maintenance, financial condition and business operations.

Under our EMC model, we have ownership of the systems installed on our customers’ premises during the term of the contract and are responsible for the maintenance and operation costs of our systems. Because the systems are installed on our customer’s premises, we cannot exercise control over access and operation of the systems and the systems may be damaged by negligence or willful misconduct by the staff of our customers or third parties we cannot foresee. As a result of such negligence or willful misconduct, we may incur additional maintenance or repair costs and we may not be able to recover such additional costs from our customers. Such damage to our systems may have a material adverse effect on our business, financial condition and results of operations.

Our actual results may differ significantly from reported amounts as a result of changes in the facts or circumstances underlying our estimates and assumptions.

We prepare our financial statements in conformity with IFRS, which requires us to make estimates and assumptions that affect the reported amounts of our revenues and expenses during the financial reporting period. For example, our EMC revenues are calculated by applying a number of estimates and assumptions to the expected income streams over the typical contract period of 10 to 20 years. Such estimates and assumptions include the credit risks of our customers, electricity prices, electricity consumption and maintenance costs required for operating the GSHP systems. Our estimates and assumptions are based on available information and our limited operating experience. Our actual results may differ significantly from our estimates and assumptions as a result of changes in the underlying facts or circumstances, and we may be required to adjust our revenues and expenses in subsequent periods. Consequently, our results of operations and financial condition could be materially and adversely affected.

We rely on third-party contractors to install our GSHP systems. Quality problems and project delays caused by such contractors may materially and adversely affect our business, financial condition and results of operations, as well as our reputation.

We rely on third-party contractors for drilling and installation of our GSHP systems. For each project, we generally assign one project manager and one engineer to supervise the work of the contractors. In Shanghai, we work with several contractors who have previously completed projects for us and are familiar with our systems. As our business expands, it may become increasingly difficult to find installers who are familiar with GSHP systems and able to maintain quality standards. As we expand, we may be forced to choose contractors not familiar with GSHP systems or whom we have not worked with before, thereby increasing the likelihood of quality problems and project delays. In addition, if any contractor causes damages to the customer’s property during the drilling and installation process, the customer may seek compensation from us which we may not be able to recover from the contractor. Any problems in the performance of third-party contractors could result in delays in the completion of projects, our inability to recognize the related revenues, significantly higher repair costs and other unexpected expenses, diversion of the attention of our personnel, customer relations problems, refusal to pay us prescribed energy management fees, loss of business opportunities and harm to our brand and reputation. Any of such problems could materially and adversely affect our business, financial condition and results of operations.

We may be unable to complete the system installation projects under the EMCs we have entered into as planned.

As of March 31, 2010, our total cumulative uninstalled GFAs, representing the GFAs of system installation work under the EMCs we had entered into but had not been completed, were approximately 554,222 square meters. Our EMC projects are contracted before the commencement of the projects and generally it may take up to several months to complete design and installation due to the stage of development of the projects. We estimate our inventory and staffing needs and secure subcontractors based on our cumulative uninstalled GFAs. There is no assurance, however, that all of our cumulative uninstalled GFAs will be completed as planned as a result of the contracted GFAs being reduced, constructions being postponed or our customers’ potential breach of the contract with regards to payment. If any of such events occurs, our business, prospects and results of operations could be materially and adversely affected.

We may be unable to manufacture quality GSHP modules, which may have a material adverse effect on our business and results of operations.

Historically we have used GSHP modules manufactured by Glen Dimplex Group, or Dimplex, for our GSHP systems. We started manufacturing GSHP modules at our manufacturing facility in Gongqing City, Jiangxi Province, China, or Jiangxi facility, in the fourth quarter of 2009. Since then, we have shifted rapidly to incorporate our self-manufactured GSHP modules into our systems provided under our EMC model. Under our EMCs, we expect these modules to last for the term of the contract. In order to replace Dimplex’s GSHP modules with our self-manufactured GSHP modules, we must be able to deliver quality GSHP modules on a timely and cost-effective basis. Our GSHP modules are manufactured using components that have been produced by third parties. When a problem occurs, it may be difficult to identify the source of the problem and we may not be able to recover our losses from the supplier or locate an alternative supplier for the defective component. If we experience performance or quality problems with GSHP modules manufactured by us, we may need to procure GSHP modules from Dimplex or another supplier to replace our GSHP modules, which may increase our costs, thereby causing a material adverse effect on our business, reputation, financial condition and results of operations.

Our research and development initiatives may not be successful, which may materially and adversely affect our business, financial condition and results of operations.

We continually invest in research and development efforts to increase the efficiency of our GSHP modules, allow our GSHP modules to be used in a variety of settings and projects, and decrease our manufacturing costs. These research and development initiatives may fail or may not produce the results we seek. For example, as we plan to manufacture and deploy more advanced GSHP modules with higher capacity, it may become more difficult to produce them and maintain our quality standards. We may not be able to successfully develop higher-capacity GSHP modules. If we are not successful in such research and development initiatives, we may be unable to expand our business to other geographic areas or meet the changing needs of our current and prospective customers, and our business, financial condition and results of operations may be adversely affected.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely against us, could disrupt our business and subject us to significant liability to third parties.

Our success largely depends on our ability to use and develop our know-how, software and product designs without infringing upon the intellectual property rights of third parties. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The holders of patents and other intellectual property rights relevant to our product offerings may be unknown to us or may make it difficult for us to acquire a license on commercially acceptable terms.

In addition, although we endeavor to ensure that companies that work with us possess appropriate intellectual property rights or licenses, we cannot fully avoid the risks of intellectual property right infringements by suppliers of components used in our products. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have obtained or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in China or other countries. The defense of intellectual property claims, including patent infringement suits and related legal and administrative proceedings, can be both costly and time-consuming, and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceeding to which we may become a party could cause us to:

•	pay damage awards;

•	seek licenses from third parties;

•	pay additional ongoing royalties, which could decrease our profit margins;

•	redesign our products; or

•	be restricted by injunctions.

These factors could effectively prevent us from pursuing some or all of our business and result in our customers or prospective customers deferring, canceling or limiting their purchase or use of our products, which may have a material adverse effect on our business, financial condition and results of operations.

We may need to rely on information technology systems to monitor the performance of some of our GSHP systems, and any disruption to Internet services or software or hardware failures could harm our business.

We have developed an information technology system that allows us to monitor the performance of some of our GSHP systems. As we deploy our GSHP systems equipped with such information technology system, our business may increasingly depend upon the performance and availability of our software applications, the Internet and telecommunication services we use. Problems with our software applications, the Internet or the telecommunication services could interfere with our ability to monitor the GSHP systems and result in unsatisfactory delivery of heating, cooling or hot water to our customers or higher energy consumption, which will harm our business.

In addition, our operations depend on our ability to protect, among others, our database, computers, software, telecommunication equipment and facilities against damage from potential dangers such as fire, power loss, security breaches, computer viruses and telecommunication failures. Any damage to one or more of these systems or facilities due to accidents, equipment malfunction or other causes could harm our business. If we experience a failure that prevents us from monitoring our systems, our business could be harmed.

We may not be able to attract and retain the highly skilled employees we need to support our business and our planned growth.

Due to the specialized and technical nature of our business and our reliance on proprietary know-how, processes, knowledge and trade secrets, our future performance largely depends on the continued service of, and our ability to attract and retain qualified research and development, engineering, technical, marketing and support personnel. Each of our system installation projects generally requires at least a team of design engineers and one project manager. Each engineer or project manager generally works simultaneously on one or two projects. Currently we have approximately 30 engineers, technicians and project managers. In order to expand our business operations to take on more projects, we will need to attract and hire substantially more project managers, engineers, and other technicians and support personnel. If we are unable to hire a sufficient number of qualified employees and retain and motivate our existing skilled employees, our operations could suffer from, among other things, deteriorating standards in installations of our systems and decreased capacity utilization at our Jiangxi facility, and our business and prospects could be materially and adversely affected.

In addition, we compete with competitors and other employers for these qualified and experienced engineering and technology personnel. Competition for such skilled personnel is intense and replacing and hiring qualified employees is difficult. In order to effectively hire and retain a sufficient number of employees with prerequisite skills, experience and education that we require to operate and expand our business, we may be required to offer higher compensation and better benefits, which could materially and adversely affect our business, financial condition and results of operations.

Further, because GSHP technology is a relatively new technology in China, engineers specialized or experienced in designing, manufacturing, installing or maintaining GSHP systems are scarce. We generally need to train newly hired engineers for up to six months before they can reach a level of productivity we demand of our engineers. If we are unable to train our newly hired engineers to keep pace with our business expansion, our operations would suffer and our business and prospects could be materially and adversely affected.

Mr. Kwok Ping Sun, our chairman and chief executive officer and 61.9% beneficial owner of our ordinary shares, has significant control and substantial influence over our company, and his interests may not be aligned with the interests of our other shareholders.

Mr. Kwok Ping Sun, our chairman and chief executive officer, beneficially owns 61.9% of our ordinary shares prior to this offering, and he will beneficially own approximately     % of our ordinary shares following this offering, assuming no exercise of the underwriters’ over-allotment option. As a result, he has and will continue to have controlling influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which in turn could prevent our shareholders from recognizing a gain in the event that a favorable offer is extended and may materially and adversely affect the market price of our ordinary shares and ADSs. Our controlling shareholder may cause us to take actions that are not in, or may conflict with, the interests of us or the public shareholders. In the case where the interests of our controlling shareholder conflict with those of our other shareholders, or if our controlling shareholder chooses to cause us to pursue objectives that would conflict with the interests of our other shareholders, such other shareholders could be left in a disadvantageous position by such actions caused by the controlling shareholder, and the price of our ADSs could be adversely affected.

We may undertake acquisitions, which may have a material adverse effect on our ability to manage our business, and may end up being unsuccessful.

Our growth strategy may involve the acquisition of, among others, new technologies, businesses, products or services or the creation of strategic alliances in areas in which we do not currently operate. These acquisitions could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. Furthermore, acquisitions may require significant attention from our management, and the diversion of our management’s attention and resources could have a material adverse effect on our ability to manage our business. We may also experience difficulties integrating acquisitions into our existing business and operations. Future acquisitions may also expose us to potential risks, including risks associated with:

•	integration of new operations, services and personnel;

•	unforeseen or hidden liabilities;

•	diversion of resources from our existing businesses and technologies;

•	our inability to generate sufficient revenue to offset the costs of acquisitions; and

•	potential loss of, or harm to, relationships with employees or customers.

If any of these happens, it may have a material adverse effect on our ability to manage our business or otherwise have a material adverse effect on our business, financial condition or results of operations.

Deterioration of the relationship with our major supplier may have a material adverse effect on our results of operations.

Prior to commencement of manufacturing GSHP modules at our Jiangxi facility, we have relied on Dimplex as the sole supplier of GSHP modules used in our projects. While we have shifted to incorporating GSHP modules manufactured by our Jiangxi facility into our systems, we may continue to rely on Dimplex as the supplier of GSHP modules if our customers demand Dimplex’s GSHP modules or if our manufacturing capacity cannot keep up with our business expansion or if our module’s quality does not meet our customer’s requirements. In addition, we plan to continue to use Dimplex GSHP modules for our EPC business. Any delay or disruption in the supply of GSHP modules from Dimplex or a substantial increase in the prices of Dimplex GSHP modules may delay our business expansion or result in loss of business opportunities and could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to seasonality, which may cause our revenues and operating results to vary significantly from quarter to quarter and from year to year, which may cause volatility in the price of our ADSs.

The installation of our GSHP systems is affected by weather conditions. For example, in Shanghai and many northern cities in China, from time to time, we may be unable to conduct any outdoor installation work, such as drilling and piping, when the temperature drops below zero degrees Celsius in the first and fourth calendar quarters. Further, the Chinese New Year holiday typically falls between late January and February of each year. As a result, installations may progress more slowly in the first calendar quarter, which may adversely affect our installation progress and therefore revenues recognized in that quarter. For example, our revenues for the quarter ended March 31, 2010 decreased by RMB30.3 million, or 30.5%, compared to the quarter ended December 31, 2009, primarily due to seasonality, as the Chinese New Year holiday and adverse weather conditions in the winter affected the installation progress of our EMC projects. See “Management’s Discussion and Analysis of Financial Condition

and Results of Operations — Critical Accounting Policies and Estimates — Revenue Recognition — EMC Revenues.” You should not rely on quarter-to-quarter comparisons of our operating results as an indication of our future performance, particularly given our limited operating history. Our operating results may fall below the expectations of market analysts and investors in some future periods and may not be consistent with our past results. If this occurs, even temporarily, it could cause volatility in the price of our ADSs.

If the installation of a GSHP system for any customer is delayed for any reason, we will not be able to recognize our revenues with respect to such project and our financial condition and results of operations may be materially and adversely affected as a result.

The EMC revenues in connection with the design, manufacturing, installation and provision of equipment are recognized using the percentage of completion method. As a result, even if we have entered into an agreement under the EMC or EPC model with a customer, we do not begin to recognize our revenues with respect to such agreement until we commence the installation of our GSHP system for such customer. The commencement time of installation is typically mutually determined by our customers and us, and, for some new buildings using our solutions, is subject to the stage of completion of the construction of such new buildings, which is beyond our control. Further, if the construction of a new building is delayed, we may be forced to suspend the installation of our system. Any delay in the installation of our systems may have a material adverse effect on our financial condition and results of operations.

Our business strategy is susceptible to fluctuations in the real estate market in China, which may materially and adversely affect our expansion plan.

Our business of providing GSHP solutions for new real estate projects depends substantially on the conditions of the real estate market in China. Demand for real estate in China has grown rapidly in the past decade, but such growth is often accompanied by volatility in market conditions and fluctuations in real estate prices. For example, following a period of rising real estate prices and transaction volume in most major cities from 2003 to 2007, the real estate industry experienced a downturn in 2008, with transaction volume in many major cities declining significantly compared to 2007. Average selling prices also declined in many cities during 2008. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. Since early 2009, China’s real estate market has rebounded and many cities have experienced increases in real estate prices and transaction volumes. This rebound has coincided with a sharp rise in the volume of bank loans as part of China’s response to the global economic crisis. Bank regulators in China have expressed concerns about excessive lending for real estate investments. Excessive development fueled by cheap credit could cause an oversupply of inventory leading to a significant market correction, which could materially and adversely affect the real estate development sector. On the other hand, any efforts by bank regulators to curb excessive lending, if taken too far, might prevent developers from raising funds they need to start new projects. To the extent fluctuations in the real estate market significantly affect the construction of new projects, our business may be materially and adversely affected.

The slowdown of China’s economy caused in part by the recent challenging global economic conditions may adversely affect our business, results of operations and financial condition.

China’s economy has experienced a slowdown since the second quarter of 2007, when the quarterly growth rate of China’s gross domestic product reached 11.9%. A number of factors have contributed to this slowdown, including the appreciation of the Renminbi, which has adversely affected China’s exports. The slowdown has been further exacerbated by the challenging global economic conditions in the financial services and credit markets, which have resulted in volatility and dislocation, at times extreme, of the global capital and credit markets.

It is uncertain how long the challenging global economic conditions in the financial services and credit markets will continue and how much of an adverse impact it will have on the global economy in general and the Chinese economy specifically. In response to the challenging global financial conditions, in September 2008 the Chinese government began to loosen economic measures and monetary policies by reducing interest rates and decreasing the statutory reserve rates for banks. On November 5, 2008, the State Council of China announced an economic stimulus plan of approximately US$586.0 billion to stimulate economic growth and bolster domestic demand. The economic stimulus plan includes, among other measures, increased spending on basic infrastructure construction projects for water, electricity, gas and heat to improve the standard of living in China and protect the environment. We cannot assure you that the economic stimulus plan or various macroeconomic measures and monetary policies adopted by the Chinese government to guide economic growth and the allocation of resources will be effective in sustaining the growth of the Chinese economy. A slowdown of the Chinese economy could lead to a decrease in business and construction activity nationwide, which could reduce demand for our solutions and adversely affect our business, results of operations and financial condition.

Our business may be adversely affected by fluctuations in the value of the Renminbi as a significant portion of our expenses relates to the purchase of modules and components priced in Euros while we receive substantially all of our revenue in Renminbi.

We receive substantially all of our revenue in Renminbi. Historically, a significant portion of our cost of sales relates to the purchase of GSHP modules from Dimplex, a European manufacturer, in Euros. In addition, certain components, such as compressors and heat exchangers, of the GSHP modules we manufacture in our Jiangxi facility, are imported from Europe. The prices of most of these purchases are denominated in Euros and we have not entered into any foreign currency hedging arrangements to protect us against fluctuations in the exchange rate. As a result, any depreciation in the value of the Renminbi against the Euro could cause a significant increase in our expenses, reduce our profitability and have a material and adverse effect on our business, results of operations and financial condition. For example, in the year ended December 31, 2009, we incurred a net exchange loss of RMB0.5 million (US$76,650) as a result of the fluctuation of the exchange rate between the Euro and the Renminbi. We may experience additional net exchange losses in future periods.

We rely on a limited number of suppliers for the key components of our self-manufactured GSHP modules. If we cannot obtain sufficient components that meet our production standards at a reasonable cost or at all, our ability to provide our solutions, and thus our business, could suffer.

The key components used in the manufacturing of our GSHP modules are compressors, heat exchanging equipment, control systems, four-way valves, fan coil units and polyethylene pipes. We rely on a limited number of suppliers for each of the key components of our self-manufactured GSHP modules. We may experience a shortage in the supply of certain components in the future, and if any such shortage occurs, our manufacturing capabilities and results of operations could be negatively affected. Further, if any supplier is unwilling or unable to provide us with high-quality components in required quantities and at commercially reasonable prices, we may not be able to find alternative sources on satisfactory terms in a timely manner, or at all. In addition, some of our suppliers may fail to meet qualifications and standards required by us, which could impact our ability to source raw materials and components. Our inability to find or develop alternative supply sources could result in delays or reductions in manufacturing and completion of our installation projects. Moreover, these suppliers may delay shipments or supply us with inferior quality components that may adversely impact the performance of our GSHP system. The costs of those components could increase and we may not be able to pass these price increases on to our customers. If any of these events occurs, our ability to produce our GSHP modules will be negatively affected, and thus our business, financial condition and results of operations could be materially and adversely affected.

Any interruption in our manufacturing operations or production and distribution processes could impair our financial performance and negatively affect our business.

Our manufacturing operations involve the coordination of raw materials and components (most of which are sourced from third parties), production processes and distribution processes. We may experience difficulties in coordinating various aspects of our manufacturing processes, thereby causing downtime and delays. We manufacture, assemble and store almost all of our self-manufactured GSHP modules, as well as conduct some of our primary research and development activities, at our Jiangxi facility. We do not maintain back-up facilities, so we depend on this facility for the continued operation of our business. Any stoppage in production, even if temporary, or delay in delivery of GSHP modules for our installation projects could severely affect our business or reputation. We currently do not have business interruption insurance to offset these potential losses and any interruption in our manufacturing operations or production and distribution processes could materially impair our financial performance and materially and negatively affect our business.

Any health epidemics and other outbreaks, war, acts of terrorism or other man-made or natural disasters could severely disrupt our business operations and damage our properties.

Our operations are vulnerable to interruption and damage from man-made or natural disasters, including wars, acts of terrorism, snowstorms, earthquakes, fire, floods, environmental accidents, power loss, communication failures and similar events. Furthermore, because we own the GSHP systems installed at our customers’ premises under the EMC model, any damage to these systems as a result of any man-made or natural disasters must be borne by us. In January and February of 2008, large portions of Southern and Central China were hit by a series of snowstorms, which caused extensive damage. On May 12, 2008, a severe earthquake measuring approximately 8.0 on the Richter scale occurred in Sichuan province of China, resulting in huge casualties and property damage. If any similar man-made or natural disasters were to occur in the future, our ability to operate our business could be seriously impaired.

Our business could be materially and adversely affected by the outbreak of H1N1 influenza, avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. A recent outbreak of H1N1 influenza in Mexico could widely spread to China, and there have been hundreds of confirmed cases of swine influenza in China. In 2006 and 2007, there were reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of swine influenza, avian influenza, SARS or other adverse public health developments in China could require the temporary closure of our offices or prevent our staff from traveling to our customers’ offices to conduct marketing activities or provide on-site services. Such closures, particularly if they are long term, could severely disrupt our business operations and adversely affect our results of operations.

Our insurance coverage may be inadequate to protect us against losses.

We do not maintain any insurance for the GSHP systems managed by us under the EMC model. Any damages to these GSHP systems could make us unable to perform our contractual obligations, or require us to incur additional maintenance costs or replacement costs. We do not have adequate property or casualty insurance covering our facilities, equipment, offices or inventory. We also do not have any business liability, loss of data or business interruption insurance coverage for our operations in China. If any claims for injury are brought against us, or if we experience any business disruption, litigation or natural disaster, we may incur substantial costs and experience diversion of resources. Significant uninsured damage to any of our production facilities, office buildings or other assets, whether as a result of “Acts of God” or other causes, could have a material and adverse effect on our results of operations.

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. Moreover, the Sarbanes-Oxley Act of 2002, and rules subsequently implemented by the Securities and Exchange Commission and the New York Stock Exchange, have imposed additional requirements on corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we will need to add independent directors to our board of directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be difficult for us to attract and retain qualified persons to serve on our board of directors due to increased risk of liability to our directors under applicable rules and regulations. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount or timing of additional costs we may incur.

Although our results of operations, cash flows and financial condition reflected in our combined and condensed consolidated financial statements include all of the expenses allocable to our business, because of the additional administrative and financial obligations associated with operating as a publicly traded company, they may not be indicative of the financial results that we would have achieved had we operated as a publicly traded company for all periods presented or of future results that we may achieve as a publicly traded company with our current holding company structure. Such variations may be material to our business.

We may be exposed to potential risks relating to our internal control over financial reporting and our ability to have those controls attested to by our independent auditors.

Upon the completion of this offering, we will become a public company in the United States that is or will be subject to, the Sarbanes-Oxley Act of 2002. As directed by Section 404 of the Sarbanes-Oxley Act, or SOX 404, the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting in their annual reports, including Form 20-F. In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to the operating effectiveness of the company’s internal control over financial reporting. Under current law, we will be required to include a management report beginning with our annual report for the year ending December 31, 2011. Our management may conclude that our internal control over our financial reporting is not effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. We can provide no assurance that we will be in compliance with all of the requirements imposed by SOX 404 or that we will receive a positive attestation from our independent auditors. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely affect the trading price of our ADSs.

In the course of preparing our combined financial statements as of and for the years ended December 31, 2007, 2008 and 2009, we have identified material weaknesses and significant deficiencies in our internal control over financial reporting. If we fail to achieve or maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.

Prior to completion of this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In preparing our combined financial statements, we have identified material weaknesses and significant deficiencies in our internal control over financial reporting, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. The identified material weaknesses mainly related to: (1) our lack of sufficient resources with appropriate levels of accounting knowledge and experience to identify, evaluate and conclude on certain accounting matters, and to prepare combined/consolidated financial statements and related disclosures in accordance with International Financial Reporting Standards independently; and (2) our lack of adequate and effective procedures and controls over the financial reporting process, including the management of the financial accounting system and data security. The foregoing material weaknesses had resulted in errors in recording and accounting for, among other items, our revenue recognition on EMCs and EPC contracts, taxation (including current income tax and deferred income tax), certain financial instruments (convertible bonds, preferred shares and warrants) and certain long-lived assets. The identified significant deficiencies primarily related to (1) our lack of an independent and effective oversight function to ensure there is adequate oversight over our internal control over financial reporting; and (2) our lack of formally documented corporate accounting policies and procedures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting” for a discussion of our efforts in remediating material weaknesses and significant deficiencies in our internal control over financial reporting. We will continue to implement measures to remedy these material weaknesses and significant deficiencies prior to our first management report on internal control over financial reporting and our independent auditor’s attesting thereon, which will be required with our second annual report filed with the Securities and Exchange Commission. However, if we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADS. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with SOX 404.

We have granted share options in March 2010 and expect to continue to do so in the future. If we grant employee share options, restricted shares or other share-based compensation in the future, our results of operations could be adversely affected.

We adopted our 2010 Performance Incentive Plan on March 1, 2010. We are required to account for share-based compensation in accordance with IFRS 2, Share-based payments, which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates” for a more detailed presentation of accounting for our share-based compensation. We have granted share options in March 2010 and expect to continue to do so in the future. As a result of the grant of the share options, we incurred share-based compensation charges in a total amount of RMB33.4 million (US$4.9 million) in the quarter ended March 31, 2010 and expect to incur additional share-based compensation charges relating to our share options granted in March 2010 as well as share options to be granted in future periods. Such charges may have a material adverse effect on our results of operations.

Risks Related to Doing Business in China

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering; any requirement to obtain the CSRC approval could delay this offering and failure to obtain this approval, if required, could have a material adverse effect on our business, results of operations and reputation, as well as the trading price of our ADSs, and could also create uncertainties for this offering. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or the MOFCOM, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective on September 8, 2006. The New M&A Rules, among other things, require offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its website specifying the documents and materials that SPVs are required to submit when seeking the CSRC approval for their listings outside of China. The interpretation and implementation of the new regulations involve substantial uncertainties, although we do not believe that CSRC approval is required for this offering because none of our current shareholders is a PRC company or individual. Our PRC counsel, Commerce & Finance Law Offices, has advised us that since we are not an SPV directly or indirectly controlled by PRC companies or individuals, this regulation does not require us to apply to CSRC for an approval for this offering. However, we and our PRC counsel cannot rule out the possibility that the CSRC may disagree with this conclusion and this offering may ultimately require approval from the CSRC. If it does, it is uncertain how long it will take to obtain the approval or whether the approval could be obtained. Our failure to obtain or a delay in obtaining the CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, results of operations and financial condition. A copy of the legal opinion of Commerce & Finance Law Offices, our PRC counsel, regarding application of the PRC regulation to this offering is being filed as an exhibit to our registration statement on Form F-1, which is available at the website of the SEC at www.sec.gov.

The New M&A Rules also establish additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies. Complying with the requirements of the New M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Governmental control of currency conversion may limit our ability to use our revenues.

The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans of foreign currencies in the future. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs. Such restriction may also affect our ability to raise debt or equity financings and make investments outside the PRC. We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 17.5% appreciation of the RMB against the U.S. dollar between July 21, 2005 and March 31, 2010. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1.0% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again.

The trading price of our ADSs is expressed in U.S. dollars. However, most of our assets, costs and expenses are expressed in Renminbi. For 2008 and 2009, all of our revenues were denominated in Renminbi from sales to domestic customers. We principally rely on dividends and other distributions paid to us by our subsidiaries in China. The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from this offering, any appreciation of the Renminbi against the U.S. dollar could result in a charge to our income statement and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs.

Our business benefits from certain government tax incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income.

Before January 1, 2008, pursuant to the then applicable enterprise income tax laws in China, foreign-invested companies established in China were generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3%, respectively, while usually could be granted various preferential tax treatments including preferential tax rates and tax holidays. Under the PRC Enterprise Income Tax Law, or the New EIT Law, and the Implementing Rules on the New EIT Law, or the Implementing Rules, both effective on January 1, 2008, a unified enterprise income tax rate of 25% and unified tax deduction standard is applied equally to both domestic-invested enterprises and foreign-invested enterprises, or FIEs. The New EIT Law provides a five-year transitional period starting from its effective date for those enterprises which were established before March 16, 2007, the promulgation date of the New EIT Law, and where they were entitled to enjoy a preferential tax rate in accordance with the then prevailing tax laws or regulations. For those enterprises granted qualified tax holidays, such tax holidays shall continue to be enjoyed until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents, but where the tax holiday has not yet started because of a cumulative loss position, such tax holiday shall be deemed to commence from 2008, the first effective year of the New EIT Law. Enterprises established prior to March 16, 2007 eligible for certain prescribed preferential tax treatment in accordance with the EIT and administrative regulations shall gradually become subject to the New EIT Law rate over a five-year transition period starting from January 1, 2008. Incorporated as a production enterprise with foreign investment in the PRC in 2005 and with a projected operating term of over ten years, Jiangxi Nobao is eligible from the local tax authorities to enjoy a five-year EIT holiday from the first tax profitable year, with two years exempted from EIT and followed by three years of 50% tax rate reduction of EIT. Jiangxi Nobao’s first taxable profitable year was 2007. As a result, the applicable EIT rates for Jiangxi Nobao in 2007, 2008, 2009, 2010 and 2011 are 0%, 0%, 12.5%, 12.5% and 12.5%, respectively, and the new statutory EIT rate of 25% will apply from 2012 forward. The increase in Jiangxi Nobao’s EIT rate is likely to increase our tax burden and reduce our net income.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The New EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered PRC “tax resident enterprises” and will generally be subject to the uniform 25% PRC enterprise income tax rate on their global income. In addition, a recent circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, the recent circular mentioned above details that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management bodies” for our company or our Hong Kong subsidiary. A substantial majority of the members of our management team as well as the management team of our Hong Kong subsidiary are located in China. If our company or our Hong Kong subsidiary is considered a PRC tax resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, our company or our Hong Kong subsidiary will be subject to the uniform 25% enterprise income tax rate as to our global income as well as PRC enterprise income tax reporting obligations. Second, although under the New EIT Law and the Implementing Rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempted income”, we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which regulate the remittance of dividends, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

Dividends payable by us to our foreign investors and gain on the sale of our shares may become subject to taxes under PRC tax laws.

Under the New EIT law and its Implementing Rules, to the extent that we are considered a “resident enterprise”, PRC withholding income tax at the rate of 10% is applicable to dividends payable by us to investors that are “non-resident enterprises” so long as such “non-resident enterprise” investors do not have an establishment or place of business in China or, despite the existence of such establishment or place of business in China, the relevant income is not effectively connected with such establishment or place of business in China. Similarly, any gain realized on the transfer of our shares or ADSs by such investors is also subject to a 10% PRC withholding income tax if such gain is regarded as income derived from sources within China and we are considered a “resident enterprise” for PRC enterprise income tax purposes. It is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a withholding tax of 10% for our non-PRC enterprise investors or a potential withholding tax of 20% for individual investors is imposed on dividends we pay to them and with respect to gains derived by such investors from transferring our shares or ADSs. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the New EIT law to withhold PRC income tax on our dividends payable to our foreign shareholders and ADS holders who are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our shares or ADSs under the circumstances mentioned above, the value of your investment in our shares or ADSs may be materially and adversely affected. It is unclear whether, if we are considered a PRC “resident enterprise”, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

Limitations on the ability of our operating subsidiaries to pay dividends or other distributions to us could have a material adverse effect on our ability to conduct our business.

As a holding company, we rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, including funds necessary to service any debt we may incur. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, our PRC subsidiaries are required to set aside a portion of their net income each year to fund a statutory surplus reserve. This reserve is not distributable as dividends until the accumulated amount of such reserve has exceeded 50% of its registered capital. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances.

Further, according to the Circular on Issues Concerning Outward Remittance of Profit, Stock Dividends and Stock Bonuses Processed by Designated Foreign Exchange Banks, or Circular 29, issued by the SAFE on September 22, 1998, and amended on September 14, 1999, a foreign-invested enterprise whose registered capital has not been fully paid as provided by the terms of its articles is not allowed to remit its profits or dividends abroad unless a special approval by the SAFE is granted. Circular 29 limits the ability of our PRC subsidiaries to remit funds to us, which could materially and adversely limit our ability to expand our business, make investments or acquisitions, pay dividends and otherwise fund and conduct our business.

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. This government involvement has been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry in China or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be materially and adversely affected.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents may subject our PRC resident shareholders or us to penalties and limit our ability to acquire PRC companies or inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or otherwise adversely affect us.

The SAFE issued a public notice in October 2005, or Circular 75, requiring PRC residents, whether legal persons or individuals, to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose vehicle.” In Circular 75, the term “PRC legal persons” refers to those entities with legal person status or other economic organizations established within the territory of the PRC, while the term “PRC individual residents” includes all PRC citizens (also including abroad PRC citizens) and foreigners, who habitually reside in the PRC for economic benefit. In addition, any PRC resident that is a shareholder of an offshore special purpose vehicle is required to amend its SAFE registration with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital. In 2009, the SAFE issued an internal notice to its local branches on the operating rules with respect to the administration of foreign exchange under capital accounts. This internal notice provides for detailed operating processes and specific instructions for the SAFE registration under Circular 75. We have requested our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of the SAFE notice and urge those who are PRC residents to register with the local SAFE branch as required under the SAFE notice. The failure of these shareholders and/or beneficial owners to timely register with the SAFE or amend their SAFE registrations pursuant to the SAFE notice or the failure of future shareholders and/or beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such shareholders, beneficial owners and/or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

PRC regulation of loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are FIEs, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce, or MOFCOM, or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may be subject to fines and legal sanctions imposed by the SAFE or other Chinese government authorities if we or our Chinese employees fail to comply with recent Chinese regulations relating to employee share options or shares granted by offshore SPVs or offshore listed companies to Chinese citizens.

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange, and its corresponding Implementation Rules were issued by the SAFE on January 5, 2007. Both of these regulations became effective on February 1, 2007. According to these regulations, all foreign exchange matters relating to employee stock holding plans, share option plans or similar plans with PRC citizens’ participation require approval from the SAFE or its local counterpart. On March 28, 2007, the SAFE issued the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or Stock Option Rule. Under Stock Option Rule, Chinese citizens who are granted share options or shares by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with the SAFE and complete certain other procedures. We and our Chinese employees who have been granted share options or shares will be subject to the Stock Option Rule when we become an offshore listed company. After the employees exercise their options, they must apply for an amendment to the registration with the SAFE. If we or our Chinese employees fail to comply with these regulations, we or our Chinese employees may be subject to fines or other legal sanctions imposed by the SAFE or other Chinese government authorities. See “Regulations — Regulations Relating to Employee Share Options.”

Our current employment practices may be restricted under the Labor Contract Law of the PRC and our labor costs may increase as a result.

China adopted the Labor Contract Law effective on January 1, 2008. On September 18, 2008, the PRC State Council issued the Implementing Rules for the PRC Labor Contract Law. The Labor Contract Law and its implementing rules impose requirements concerning, among others, the types of contracts to be executed between an employer and its employees and establishes time limits for probationary periods and for how long an employee can be placed in a fixed-term employment contract. Due to the limited period of effectiveness of the Labor Contract Law and its implementing rules and the lack of clarity with respect to their implementation and potential penalties and fines, it is uncertain how it will impact our current employment policies and practices. We cannot assure you that our employment policies and practices do not, or will not, violate the Labor Contract Law or its implementing rules and that we will not be subject to related penalties, fines or legal fees. If we are subject to large penalties or fees related to the Labor Contract Law or its implementing rules, our business, financial condition and results of operations may be materially and adversely affected.

In addition, according to the Labor Contract Law and its implementing rules, if we intend to enforce the non-compete provision with our employees in the employment contracts or confidentiality agreements, we have to compensate our employees on a monthly basis during the term of the restriction period after the termination or ending of the employment contract, which may cause extra expenses to us.

If we are found to have failed to comply with applicable laws, we may incur additional expenditures or be subject to significant fines and penalties.

Our operations are subject to PRC laws and regulations applicable to us. However, the scope of many PRC laws and regulations are uncertain, and their implementation could differ significantly in different localities. In certain instances, local implementation rules and their implementation are not necessarily consistent with the regulations at the national level. Although we strive to comply with all applicable PRC laws and regulations, we cannot assure you that the relevant PRC government authorities will not determine that we have not been in compliance with certain laws or regulations.

Risks Related to Our ADSs and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and an active trading market for our ADSs may not develop after this offering. As a result, you may not be able to resell your ADSs at or above the price you paid, or at all and the trading price for our ADSs may fluctuate significantly.

Prior to this offering, there has been no public market for our ordinary shares or ADSs. We have applied to have our ADSs listed on the NYSE. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs could be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the offering. An active trading market for our ADSs may not develop and the market price of our ADSs may decline below the initial public offering price. You may lose part or all of your investment in our ADSs.

The market price for our ADSs may be volatile, which could result in substantial losses to investors.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly results of operations, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other GSHP manufacturers and solutions providers, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between the RMB and the U.S. dollar, intellectual property litigation, release of lock-up or other transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price and trading volumes of our ADSs. Volatility in global capital markets, such as the recent global financial services and economic crises, could also have an adverse effect on the market price of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Since the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase our ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and

substantial dilution of approximately US$      per ADS (assuming no exercise by the underwriters of their option to purchase additional ADSs), representing the difference between our net tangible book value per ADS as of March 31, 2010, after giving effect to this offering, and the assumed initial public offering price of US$      per ADS, the midpoint of the estimated public offering price range shown on the cover of this prospectus. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Our corporate actions are substantially controlled by our executive officers, directors, principal shareholders and affiliated entities.

After this offering, our executive officers, directors, principal shareholders and their affiliated entities will beneficially own approximately     % of our outstanding shares. These shareholders, if they act together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including you.

Substantial future sales or the perception of sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have      ordinary shares outstanding, including      ordinary shares represented by      ADSs, assuming the underwriters do not exercise their option to purchase additional ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the applicable lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. See “Shares Eligible for Future Sale” and “Underwriting” for a detailed description of the lock-up restrictions. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, China Environment Fund III, L.P., a holder of our Series A preferred shares which will be automatically converted into ordinary shares, has the right to cause us to register the sale of shares under the Securities Act, subject to a 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the related registration statement. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

You may not have the same ability to exercise voting rights as the holders of our ordinary shares and must act through the depositary to exercise your rights.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which will contain, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders. See “Description of American Depositary Shares.” We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not timely provide voting instructions, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not timely provide voting instructions, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	voting at the meeting takes place by show of hands;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material and adverse impact on shareholders.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive distributions on our ordinary shares or any value for them if such distribution is unlawful or if any required government approval cannot be obtained in order to make such distribution available to you.

The depositary for our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary will not make a distribution if it determines that it is unlawful or impracticable to make such distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not practicable to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities that may be received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is unlawful or impracticable for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to rely on an exemption from registration under the Securities Act to distribute such rights and securities. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are organized under Cayman Islands law, conduct substantially all of our operations in China and all of our officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries in China. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in Cayman Islands or PRC court in the event that you believe that your rights have been infringed upon under the U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the respective laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. There is no statutory recognition in Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2009 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, because the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation organized in a jurisdiction in the United States.

We currently do not intend to follow the New York Stock Exchange requirements that a majority of our directors consist of independent directors or that the board of directors implement a nominating committee. This may afford less protection to the holders of our ordinary shares and ADSs.

Section 303A of the Corporate Governance Rules of the New York Stock Exchange requires listed companies to have, among other things, a board of directors with a majority of independent members and a nominating committee. As a foreign private issuer, however, we are permitted to, and we plan to, follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of independent directors or the implementation of a nominating committee. Since we do not plan to have a majority of independent directors and we do not plan to have a separate nominating committee under NYSE corporate governance requirements, there will be fewer independent directors and the level of board oversight by independent directors on the management of our company may be adversely affected as a result. The board members who are not independent may cause mergers, consolidations or other change of control transactions without the consent of the independent directors, which may lead to a conflict of interest with the interest of holders of our ordinary shares and ADSs.

Our management will have considerable discretion as to the use of the net proceeds to be received by us from this offering, and you may not agree with our management on these uses.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for general corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or lose value.

Our articles of association may contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

Our amended and restated articles of association will contain provisions that may limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or other rights, if any, and the qualifications, limitations or restrictions, including dividend rights, conversion rights, redemption privileges, voting powers and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms that may delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company or PFIC, for U.S. federal income tax purposes. Based on our projections of the value of our outstanding ordinary shares and ADSs during the year and our use of the proceeds from the initial public offering of our ADSs and ordinary shares and of the other cash that we will hold and generate in the ordinary course of our business throughout taxable year 2010, we do not expect to be a PFIC for the taxable year 2010. However, there can be no assurance that we will not be a PFIC for the taxable year 2010 or any future taxable year as PFIC status is tested each taxable year and depends on the composition of our assets and income in such taxable year. Our PFIC status for the current taxable year 2010 will not be determinable until the close of the taxable year ending December 31, 2010.

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on the average quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Additionally, our goodwill (determined by the sum of our market capitalization plus liabilities, less the value of known assets) should be treated as a non-passive asset. Therefore, a drop in the market price of our ADSs and ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents.

If we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares, and you are a U.S. Holder (as defined in “Taxation — U.S. Federal Income Taxation”), you would generally be taxed at higher ordinary income tax rates, rather than lower capital gain rates, if you dispose of our ADSs or ordinary shares for a gain in a later year, even if we are not a PFIC in that year. Moreover, if we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year. Finally, you would also be subject to special U.S. federal income tax reporting requirements. For more information on the U.S. federal income tax consequences to you that would result from our classification as a PFIC, see “Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry” and “Business.” Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to, among others:

•	our growth strategies;

•	the anticipated growth of our business;

•	our future business development, results of operations and financial condition;

•	factors that may affect our future revenues and expenses;

•	the future growth of our industry as a whole;

•	trends and competition in our industry; and

•	economic and demographic trends in China.

You should read thoroughly this prospectus and the documents that we reference with the understanding that our actual future results may be materially different, including worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance.

This prospectus also contains estimates, projections and statistical data related to the GSHP market in several countries, including China, from Roland Berger. This market data speaks as of the date it was published and includes projections that are based on a number of assumptions and are not representations of fact. The GSHP market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of the GSHP market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$      million or approximately US$      million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$      per ADS, the mid-point of the initial public offering price range shown on the cover of this prospectus. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. A US$1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds of this offering by US$      million or US$      million if the underwriters exercise their option to purchase additional ADSs in full after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

•	approximately US$ million to US$ million to expand our business under the EMC model, which requires us to commit significant amount of cash to finance the equipment, drilling and installation costs of the GSHP systems at the outset of each project;

•	approximately US$ million to US$ million to fund the expansion of the production capacity of our manufacturing facilities; and

•	the remainder for general corporate purposes and for potential acquisitions of, or investments in, complementary service businesses; we currently do not have specific plans and are not currently engaged in any discussions or negotiations for any acquisitions.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds from this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds from this offering differently than as described in this prospectus.

In using the proceeds from this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiaries only through loans or capital contributions and to other entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their respective capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

We have never declared or paid any dividends. We may declare and pay cash dividends on our ordinary shares in the future. Whether to distribute dividends may be determined at the discretion of our board of directors or through general meetings. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. In order to pay dividends, if any, to our shareholders, we rely on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the New EIT Law effective on January 1, 2008 eliminates the prior exemption of EIT on dividends derived by foreign investors from foreign-invested enterprises and imposes on our subsidiaries in China an obligation to withhold tax at the rate of 10% on dividend distributions to us (subject to reduction under the relevant tax treaties) or otherwise increase our tax burden.

If we pay dividends, the depositary will pay you the dividends it receives on our ordinary shares, after deducting any withholding taxes and its fees and expenses. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010:

•	on an actual consolidated basis;

•	on a pro forma basis to reflect the automatic conversion of the outstanding series A preferred shares into 73,597,200 ordinary shares immediately upon the completion of this offering, as a result of which the balance of the series A preferred shares is reduced to RMB0 and the carrying value of the series A preferred shares of RMB493.0 million is transferred to ordinary shares, at the par value of the ordinary shares of US$0.0001 (equivalent to RMB0.0007) per ordinary share, increasing the total par value by approximately RMB50,000 for 73,597,200 ordinary shares and the reserves of approximately RMB1,972.6 million (US$289.0 million). There are no changes to any other item in the pro forma column below; and

•	on a pro forma as adjusted basis to further give effect to the issuance and sale of ordinary shares represented by ADSs by us in this offering at an assumed initial public offering price of US$ per share, the mid-point of the estimated public offering price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs, as a result of which there is an increase in the ordinary share, at the par value of the ordinary shares by an amount of approximately US$0.0001 (equivalent to RMB0.0007) per share, increasing the total par value by approximately RMB and the reserves of approximately RMB . There are no changes to any other item in the pro forma as adjusted column below.

You should read this table together with our combined and condensed consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our total shareholders’ deficit and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

	As of March 31, 2010(1)
					Pro Forma As
	Actual		Pro Forma		Adjusted
	RMB in	US$ in	RMB in	US$ in	RMB in	US$ in
	thousands	thousands	thousands	thousands	thousands	thousands

Borrowings	5,071	743	5,071	743
Series A redeemable convertible preferred shares (par value $0.0001 per share; 100,000,000 shares authorised, 73,597,200 shares issued and outstanding on actual basis, no shares issued and outstanding on pro forma and pro forma as adjusted basis)	1,972,628	288,996	—	—
Shareholders’ equity:
Ordinary shares (par value $0.0001 per share; 400,000,000 shares authorised, 145,935,200 shares issued and outstanding on actual basis, 219,532,400 shares issued and outstanding on pro forma basis, and shares issued and outstanding on pro forma as adjusted basis)	100	15	150	22

	As of March 31, 2010(1)
					Pro Forma As
	Actual		Pro Forma		Adjusted
	RMB in	US$ in	RMB in	US$ in	RMB in	US$ in
	thousands	thousands	thousands	thousands	thousands	thousands

Reserves	114,139	16,722	2,086,717	305,711
Accumulated losses	(1,811,757)	(265,428)	(1,811,757)	(265,428)

Total shareholders’ (deficit) equity	(1,697,518)	(248,691)	275,110	40,305

Total capitalization	280,181	41,048	280,181	41,048

(1)	In January 2010, we completed a one-for-one share exchange with Eastern Well. As a result of the share exchange, Eastern Well became our wholly owned subsidiary, we became the ultimate holding company of all of our subsidiaries, and the then-shareholders of Eastern Well became our shareholders. The effect of the share exchange has been retroactively reflected for the period presented herein.

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of US$      would increase (decrease) each of share premium, total shareholders equity and total capitalization by RMB      (US$     ).

DILUTION

If you invest in our ADSs, your interest will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS immediately after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per share attributable to the existing shareholders for our presently outstanding ordinary shares and holders of our Series A preferred shares, which will automatically convert into our ordinary shares upon the completion of this offering.

Our net tangible book value as of March 31, 2010 represents a negative balance of approximately RMB1,697.5 million (US$248.7 million), or RMB11.6 (US$1.7) per ordinary share and US$      per ADS as of that date. Net tangible book value represents the amount of our total assets, minus the amount of our total liabilities and intangible assets. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the conversion of all outstanding Series A preferred shares into ordinary shares upon the completion of this offering and the additional proceeds we will receive from this offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price per ordinary share represented by the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, from such assumed initial public offering price per ordinary share.

Without taking into account any other changes in net tangible book value after March 31, 2010, other than giving effect to the conversion of all outstanding Series A preferred shares into ordinary shares upon the completion of this offering and our sale of the ADSs offered in this offering at the initial public offering price of US$      per ADS, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of      would have been US$      million, or US$      per ordinary share and US$      per ADS. This represents an immediate increase in net tangible book value of US$      per ordinary share and US$      per ADS, to the existing shareholders and an immediate dilution in net tangible book value of US$      per ordinary share and US$      per ADS, or     %, to investors purchasing ADSs in this offering. Further assuming the outstanding share options to purchase 4,635,180 ordinary shares we have granted under our 2010 Performance Incentive Plan were exercised in full at an exercise price below our public offering price per ordinary share in this offering, our pro forma net tangible book value as of      would have been US$      million, or US$      per ordinary share and US$      per ADS. This represents an immediate increase in net tangible book value of US$      per ordinary share and US$      per ADS, to the existing shareholders and an immediate dilution in net tangible book value of US$      per ordinary share and US$      per ADS, or     %, to investors purchasing ADSs in this offering. The following table illustrates such dilution:

Ordinary
	Shares	ADSs

Assumed initial public offering price	US$	US$
Net tangible book value as of March 31, 2010	US$	US$
Pro forma net tangible book value after giving effect to the conversion of Series A preferred shares into ordinary shares upon the completion of this offering	US$	US$
Pro forma as adjusted net tangible book value after giving effect to the conversion of all outstanding Series A preferred shares into ordinary shares upon the completion of this offering and this offering
	US$	US$
Amount of dilution in net tangible book value to new investors in the offering after giving effect to the conversion of all outstanding Series A preferred shares into ordinary shares upon the completion of this offering and this offering
	US$	US$
Pro forma as adjusted net tangible book value after giving effect to the conversion of all outstanding Series A preferred shares into ordinary shares upon the completion of this offering, this offering and the exercise in full of all share options outstanding
	US$	US$
Amount of dilution in net tangible book value to new investors in the offering after giving effect to the conversion of all outstanding Series A preferred shares into ordinary shares upon the completion of this offering, this offering and the exercise in full of all share options outstanding
	US$	US$

The following table summarizes, on a pro forma basis as of March 31, 2010, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

Average
	Ordinary Shares			Total			Price per	Average
	Purchased			Consideration			Ordinary	Price per
	Number	Percent		Amount	Percent		Share	ADS

Existing shareholders			%	US$		%	US$	US$
New investors			%	US$		%	US$	US$

Total			%	US$		%

Further assuming the outstanding share options to purchase 4,635,180 ordinary shares we have granted under our 2010 Performance Incentive Plan were exercised in full at an exercise price below our public offering price per ordinary share in this offering, the following table summarizes, on a pro forma basis as of     , the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

Average
	Ordinary Shares			Total			Price per	Average
	Purchased			Consideration			Ordinary	Price per
	Number	Percent		Amount	Percent		Share	ADS

Existing shareholders			%	US$		%	US$	US$
New investors			%	US$		%	US$	US$

Total			%	US$		%

A US$1.00 increase (decrease) in the assumed public offering price of US$      per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$      million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$      per ordinary share and US$      per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$      per ordinary share and US$      per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, this prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB6.8258 to US$1.00, the noon buying rate in effect as of March 31, 2010. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 30, 2010, the noon buying rate was RMB6.8247 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)

2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6058	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
October	6.8264	6.8267	6.8292	6.8248
November	6.8271	6.8271	6.8300	6.8255
December	6.8259	6.8276	6.8299	6.8260
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8290	6.8330	6.8260
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8255	6.8275	6.8229

(1)	Annual averages and monthly averages are calculated using the average of the exchange rates on the last day of each month during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and those securities laws provide significantly less protection to investors; and

•	Cayman Islands’ companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States, and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011 as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our special counsel as to Cayman Islands law, and Commerce & Finance Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and/or the PRC, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of multiple damages, taxes, fines, penalties or similar charges, and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

There is a possibility that a U.S. court judgment awarding monetary damages, which is predicated upon the civil liability provisions of the U.S. federal securities laws against the company or its directors or officers, may be determined to be a penalty or fine by the courts of the Cayman Islands and to the extent it is so determined, such judgment would not be enforceable in the Cayman Islands.

Commerce & Finance Law Offices has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other agreements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. Accordingly, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

SELECTED COMBINED AND CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected combined statements of comprehensive income data for the years ended December 31, 2007, 2008 and 2009 and the combined balance sheets data as of December 31, 2007, 2008 and 2009 have been derived from our audited combined financial statements included elsewhere in this prospectus. As the share swap between us and Eastern Well was completed on January 15, 2010 and, accordingly, we became the ultimate holding company of all the group companies, the financial statements for the years presented are prepared on a “combined” rather than “consolidated” basis. These combined financial statements have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, or PricewaterhouseCoopers, an independent registered public accounting firm. The report of PricewaterhouseCoopers on our audited financial statements is included elsewhere in this prospectus. The selected consolidated statement of comprehensive income data for the quarters ended March 31, 2009 and 2010 and the consolidated balance sheet data as of March 31, 2010 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as our audited combined financial statements. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for the periods presented.

The selected combined and consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited combined financial statements and unaudited condensed consolidated financial statements and the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our audited combined financial statements and unaudited condensed consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by International Accounting Standards Board. Our historical results do not necessarily indicate our results expected for any future periods.

We historically prepared limited financial statements under PRC accounting standards which were used only for internal purposes and to support tax return information. We have omitted the selected financial data as of and for the years ended December 31, 2005 and 2006, as such information is not available on a basis that is consistent with the combined financial statements for the years ended December 31, 2007, 2008 and 2009, and cannot be provided on an IFRS basis without unreasonable effort or expense.

	For the Years Ended December 31,				For the Quarters Ended March 31,
	2007	2008	2009	2009	2009	2010	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except shares and ADS numbers and per share and per ADS data)

Combined or Consolidated Statement of Operations Data
Revenues	3,800	39,705	165,248	24,209	17,025	68,970	10,104
Cost of sales	(8,439)	(24,606)	(91,372)	(13,386)	(13,017)	(37,028)	(5,424)

Gross (loss) profit	(4,639)	15,099	73,876	10,823	4,008	31,942	4,680
Operating (loss) profit	(5,920)	11,189	69,069	10,119	2,341	1,998	293
Finance income (costs), net	5	(426)	(379,562)	(55,607)	(1,281)	(1,479,211)	(216,709)

(Loss) profit before income tax	(5,915)	10,763	(310,493)	(45,488)	1,060	(1,477,213)	(216,416)
Income tax benefit (expense)	1,440	(3,394)	(16,004)	(2,345)	(780)	(7,823)	(1,146)

Net (loss) income for the year/quarter, attributable to the equity holders of the Company	(4,475)	7,369	(326,497)	(47,833)	280	(1,485,036)	(217,562)

(Losses) earnings per share for (loss) profit attributable to the equity holders of the Company — Basic and diluted	(0.03)	0.05	(2.24)	(0.33)	0.002	(1.02)	(0.15)
Weighted average number of ordinary shares used in (losses) earnings per share calculation — Basic and diluted	145,935,200	145,935,200	145,935,200	145,935,200	145,935,200	145,935,200	145,935,200
(Losses) earnings per ADS — Basic and diluted
Weighted average number of ADSs used in (losses) earnings per ADS calculation — Basic and diluted

	As of December 31,				As of March 31,
	2007	2008	2009	2009	2010	2010	2010
	RMB	RMB	RMB	US$	RMB	US$	(Unaudited
							Pro forma)(1)
							RMB	US$
	(in thousands)

Combined or Consolidated Balance Sheet Data:
ASSETS
Non-current assets	8,477	43,333	182,982	26,807	245,804	36,011	245,804	36,011
Current assets	21,153	22,923	138,601	20,305	109,324	16,016	109,324	16,016

Total assets	29,630	66,256	321,583	47,113	355,127	52,027	355,127	52,027

EQUITY (DEFICIT)	6,766	(9,037)	(245,587)	(35,979)	(1,697,519)	(248,691)	275,109	40,304

LIABILITIES
Non-current liabilities	5,897	2,435	518,265	75,927	2,007,055	294,039	34,427	5,044
Current liabilities	16,967	72,858	48,905	7,165	45,591	6,679	45,591	6,679

Total liabilities	22,864	75,293	567,169	83,091	2,052,646	300,719	80,018	11,723

Total equity (deficit) and liabilities	29,630	66,256	321,583	47,113	355,127	52,027	355,127	52,027

(1)	Each of our series A preferred shares will automatically be converted into our ordinary shares at the initial conversion ratio of 1:1, as adjusted for the dilution adjustments provision, upon the earlier of (i) the prior written consent of the holders of more than 67% of the outstanding series A preferred shares or (ii) the closing of this offering. Accordingly, the unaudited pro forma balance sheet as of March 31, 2010 presents an as-adjusted financial position as if the conversion of the series A preferred shares into ordinary shares occurred on March 31, 2010. As a result, as of March 31, 2010, total liabilities decreased by RMB1,972.6 million (US$289.0 million), representing the carrying value of the series A preferred shares as of that date, and equity (deficit) increased correspondingly. There is no change to any other item in the unaudited pro forma column above.

	For the Year Ended December 31,				For the Quarter Ended March 31,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Non-GAAP Financial Data
Net (loss) income excluding non-cash finance costs(1)	(4,475)	7,369	51,412	7,532	620	(5,441)	(797)

(1)	Net (loss) income excluding non-cash finance costs is defined as our net (loss) income for the year/quarter plus the fair value changes of our series A preferred shares, warrants and convertible bond, and the loss on the exercise of a preferred shareholder warrant. Net (loss) income excluding non-cash finance costs is used by our management to evaluate our financial performance and help determine the allocation of resources. The measure provides our management with the ability to assess our operating results under the EMC and EPC models without considering the fair value changes of the series A preferred shares, warrants and convertible bond and the loss on the exercise of a preferred shareholder warrant we issued in the past as these instruments will no longer be outstanding after the completion of this offering. We believe that net (loss) income excluding non-cash finance costs is a key metric in analyzing our operating and financial performance and, therefore, we believe this measure provides investors with useful information about our operating and financial performance. Furthermore, net (loss) income excluding non-cash finance costs eliminates the impact of items that we do not consider indicative of the performance of our business under the EMC and EPC models. We believe investors will similarly use such non-GAAP financial data as one of the key metrics to evaluate our operating performance and to compare our current operating results with historical and future periods and with other comparable companies. The presentation of net (loss) income excluding non-cash finance costs should not be construed as an indication of our future results.

The use of net (loss) income excluding non-cash finance costs has certain limitations. Although we believe the excluded items are not meaningful in evaluating our current performance as the underlying instruments will not exist following the completion of this offering, the excluded items may be important in understanding and assessing our operating and financial performance if we issue preferred shares or other financial instruments, such as warrants and convertible bonds, in the future. If this occurs, the impact of these items likewise will not be reflected in the presentation of net income excluding non-cash finance costs. Nevertheless, each of these items should also be considered in the overall evaluation of our results. Additionally, net (loss) income excluding non-cash finance costs does not consider capital expenditures and other investing activities and should not be considered a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of items excluded from this indicator and other relevant items both in our reconciliations to the IFRS financial measures included in our combined and condensed consolidated financial statements, all of which should be considered when evaluating our performance. The term net (loss) income excluding non-cash finance costs is not defined under IFRS and is not a measure of revenue, gross profit, operating profit, profit (loss) before income tax, profit (loss) for the year or liquidity presented in accordance with IFRS. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our revenue, gross profit, operating profit, profit (loss) before income tax, profit (loss) for the year or any other operating performance measure that is calculated in accordance with IFRS. In addition, our net (loss) income excluding non-cash finance costs may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.

The following table is a reconciliation of net (loss) income excluding non-cash finance costs to net (loss) income for the year, the most directly comparable financial measure calculated and presented in accordance with IFRS:

	For the Year Ended December 31,				For the Quarter Ended March 31,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net (loss) income excluding non-cash finance costs	(4,475)	7,369	51,412	7,532	620	(5,441)	(797)
Fair value change of redeemable convertible preferred shares	—	—	(304,495)	(44,609)	—	(1,479,595)	(216,765)
Fair value change of warrants	—	—	(71,321)	(10,449)	—	—	—
Fair value change of convertible bond	—	—	(680)	(100)	(340)	—	—
Loss on exercise of the Preferred Shareholder Warrant	—	—	(1,414)	(207)	—	—	—
Net (loss) income for the year/quarter attributable to the equity holders of the Company	(4,475)	7,369	(326,497)	(47,833)	280	(1,485,036)	(217,562)

The following table presents selected operating data of our business under the EMC model for and as of the periods indicated.

	For and as of			For and as of
	the Years Ended			the Quarters Ended
	December 31,			March 31,
	2007	2008	2009	2009	2010
	(In square meters unless otherwise indicated)

Contracted GFAs(1)	36,500	249,001	429,000	—	250,000
Installed GFAs	1,500	84,676	227,659	48,942	96,442
- GFAs of fully installed buildings(2)	1,500	35,000	105,800	20,000	—
- Prorated GFAs of partially installed buildings(3)	—	49,676	121,859	28,942	96,442
Cumulative installed GFAs(4)	1,500	86,176	313,835	135,118	410,278
Cumulative contracted but uninstalled GFAs(5)	35,001	199,325	400,666	150,382	554,222
Aggregate annual fees for new contracts (RMB in millions)(6)	5.0	30.6	37.1	—	15.0
Aggregate fees for new contracts (RMB in millions)(7)	68.8	386.3	817.3	—	300.8

(1)	Represents the GFAs of buildings serviced or to be serviced by our systems as provided in new EMCs we entered into in the periods indicated, regardless of whether we have commenced installation.

(2)	Represents the GFAs of buildings for which we have completed 100% of the installation work for our systems in the periods indicated.

(3)	Represents the prorated GFAs of buildings proportionate to the percentage of completion of installation of our systems in the periods indicated. For each project under installation in any period, such prorated GFAs are calculated by multiplying the percentage of completion of installation during such period by the GFAs of the corresponding building(s).

(4)	As of the end of each period.

(5)	Represents the difference between the cumulative contracted GFAs and the cumulative installed GFAs, both as of the end of such period.

(6)	Represents the aggregate amount of the annual energy management fees based on each new EMC we entered into in the periods indicated. Such amounts are different from the actual payments we received or will receive over the term of these EMCs, as actual payments are typically net of the electricity costs for operating the GSHP systems.

(7)	Represents the aggregate amount of the total energy management fees over the term of each new EMC we entered into in the periods indicated. Such amounts are different from the actual payments we received or will receive over the term of these EMCs, as actual payments are typically net of the electricity costs for operating the GSHP systems.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Combined and Consolidated Financial and Operating Data” and our combined and condensed consolidated financial statements and the related notes prepared in accordance with IFRS included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading provider of fully-integrated clean energy management solutions in China utilizing ground source heat pump, or GSHP, technologies. We offer integrated energy management solutions for buildings primarily through energy management contracts, or EMCs, by designing, manufacturing and installing GSHP heating, ventilation, air conditioning and hot water supply systems, or GSHP systems, as well as providing post-installation maintenance services typically over 10 to 20 years. We currently derive our revenues through two distinct revenue models: energy management contract, or EMC, and engineering, procurement and construction, or EPC. Since 2008, revenues derived from our business under the EMC model represented and are expected to continue to represent a substantial majority of our revenues.

Under the EMC model, we provide upfront design, procurement, manufacturing and installation of the GSHP systems and long-term maintenance services to our customers. Our customers pay for our solutions in the form of fixed or variable monthly fees, or the energy management fees, over the period of the contract, which is typically lower than their actual or projected energy costs for operating from conventional HVAC systems. We are responsible for all costs incurred in connection with the design, procurement, manufacturing and installation of the GSHP systems on our customers’ premises. We are also typically responsible for all or substantially all of the electricity costs for operating the GSHP systems as well as maintenance costs over the EMC term after the completion of installation. The energy management fees are individually negotiated with our customers and typically calculated on the basis of the gross floor areas, or GFAs, of the buildings serviced by our systems. Our EPC revenues are derived from design, sales and installation of GSHP systems.

Our EMC revenues are composed of three parts: (i) revenue from design, manufacturing, installation and provision of GSHP systems, (ii) interest income from finance lease, or interest income, and (iii) maintenance revenue. From the IFRS perspective, we transfer substantially all the risks and rewards incidental to ownership of the GSHP system to our customer upon the completion of system installation. Revenue from design, manufacturing, installation and provision of GSHP systems is recognized using the finance lease model and based on the percentage of completion method over the typical two- to four-month manufacturing and installation period, even though we may not have begun to receive any cash payments under the related EMCs. Interest income is recognized following completion of the system installation over the EMC term with the amount recognized based on a fixed effective interest rate. Maintenance revenue generally represents the estimated cost of maintaining the system plus a margin. Our EPC revenue is recognized for the sale of our systems and the related installation by reference to the stage of completion of the contract activity at the end of each reporting period using the percentage of completion method. See “— Critical Accounting Policies and Estimates — Revenue Recognition.”

Because a significant portion of the energy management fees under our EMCs are recognized as revenues over the two- to four-month system manufacturing and installation period, our trade receivables and finance lease receivables are substantial and have increased significantly due to the growth of our business. As of March 31, 2010 and December 31, 2009, our amounts due from customers for contract work with respect to the EMC and EPC models, which constitute a significant portion of our trade and other receivables, were RMB83.1 million (US$12.2 million) and RMB16.9 million (US$2.5 million), respectively, and our finance lease receivables with respect to the EMC model were RMB254.5 million (US$37.3 million) and RMB260.0 million (US$38.1 million), respectively. Once installation is completed under our EMC model, the corresponding trade and other receivables is accounted under finance lease receivables.

As of March 31, 2010, we had entered into 16 EMCs, covering GFAs of 964,501 square meters. Our cumulative installed GFAs as of March 31, 2010, representing the GFAs of buildings where we had completed installation and prorated GFAs of partially installed buildings, were 410,278 square meters. The following table presents certain selected operating data relating to our EMC model for and as of the periods indicated.

	For and as of
	the Years Ended			For and as of
	December 31,			the Quarters Ended March 31,
	2007	2008	2009	2009	2010
	(In square meters unless otherwise indicated)

Contracted GFAs(1)	36,500	249,001	429,000	—	250,000
Installed GFAs	1,500	84,676	227,659	48,942	96,442
- GFAs of fully installed buildings(2)	1,500	35,000	105,800	20,000	—
- Prorated GFAs of partially installed buildings(3)	—	49,676	121,859	28,942	96,442
Cumulative installed GFAs(4)	1,500	86,176	313,835	135,118	410,278
Cumulative contracted but uninstalled GFAs(5)	35,000	199,325	400,666	150,382	554,222
Aggregate annual fees for new contracts (RMB in millions)(6)	5.0	30.6	37.1	—	15.0
Aggregate fees for new contracts (RMB in millions)(7)	68.8	386.3	817.3	—	300.8

(1)	Represents the GFAs of buildings serviced or to be serviced by our systems as provided in new EMCs we entered into in the periods indicated, regardless of whether we have commenced installation.

(2)	Represents the GFAs of buildings for which we have completed 100% of the installation work for our systems in the periods indicated.

(3)	Represents the prorated GFAs of buildings proportionate to the percentage of completion of installation of our systems in the periods indicated. For each project under installation in any period, such prorated GFAs are calculated by multiplying the percentage of completion of installation during such period by the GFAs of the corresponding building(s).

(4)	As of the end of each period.

(5)	Represents the difference between the cumulative contracted GFAs and the cumulative installed GFAs, both as of the end of such period.

(6)	Represents the aggregate amount of the annual energy management fees based on each new EMC we entered into in the periods indicated. Such amounts are different from the actual payments we received or will receive over the term of these EMCs, as actual payments are typically net of the electricity costs for operating the GSHP systems.

(7)	Represents the aggregate amount of the total energy management fees over the term of each new EMC we entered into in the periods indicated. Such amounts are different from the actual payments we received or will receive over the term of these EMCs, as actual payments are typically net of the electricity costs for operating the GSHP systems.

We commenced operations in June 2007, initially solely using GSHP modules sourced from a European manufacturer. In the fourth quarter of 2009, we began manufacturing our own modules in our facilities located in Gongqing City, Jiangxi Province, or the Jiangxi facility. We design and manufacture our modules to address the specific needs of the Chinese market.

Our total revenues increased from RMB3.8 million for the year ended December 31, 2007 to RMB39.7 million for the year ended December 31, 2008 and to RMB165.2 million (US$24.2 million) for the year ended December 31, 2009. Our total revenues for the quarter ended March 31, 2010 were RMB69.0 million (US$10.1 million), compared to total revenues of RMB17.0 million for the same quarter in 2009. For the year ended December 31, 2009, we incurred a net loss of RMB326.5 million (US$47.8 million), which included net finance costs of RMB379.6 million (US$55.6 million) primarily relating to the fair value change with respect to our series A preferred shares, warrants and convertible bond. For the year ended December 31, 2008, we had a net profit for the year of RMB7.4 million compared to a net loss of RMB4.5 million for the year ended December 31, 2007. For the quarter ended March 31, 2010, we incurred a net loss of RMB1,485.0 million (US$217.6 million), which included a finance charge of RMB1,479.6 million (US$216.8 million) relating to the fair value change of our series A preferred shares and share-based compensation charges of RMB33.4 million (US$4.9 million) with respect to the share options we granted in March 2010.

Factors Affecting Our Results of Operations

We have benefited from a number of trends that are currently driving the growth of the GSHP industry in China, including the increase in the GFAs of commercial and residential buildings requiring HVAC services and favorable government policies towards clean energy solutions providers.

Our results of operations in any period are more directly affected by company-specific factors including:

•	our ability to attract new customers with sizable buildings that can be serviced by our systems;

•	the availability and cost of funding that allows us to undertake the upfront equipment and installation costs under our EMC model;

•	our ability to secure contracts on terms, such as the amount of monthly energy management fees and the length of contract periods, that are both favorable to us and acceptable to our customers;

•	the time periods between entering into an energy management contract and completion of the related system installation;

•	seasonality that affects our GSHP systems installation process;

•	the performance by our EMC customers of their obligations, such as the monthly payment of the energy management fees, under the EMCs;

•	the mix of the use and nature of the properties served and to be served by our GSHP systems under our EMC model;

•	the mix of our business under the EMC model and under the EPC model;

•	our ability to obtain or manufacture GSHP equipment on an uninterrupted and cost effective basis to effectively manage our costs of sales and operating expenses; and

•	the production capacity and utilization of our Jiangxi facility.

In the periods prior to the completion of this offering, the changes in fair values of our series A preferred shares, warrants and convertible bond also affected our results of operation significantly. See “— Finance Income (Costs), Net.” In the quarter ending June 30, 2010, we expect to incur additional finance costs in relation to such fair value changes, the amount of which could be significant.

Revenues

In 2007, 2008 and 2009 and the quarter ended March 31, 2010, we generated total revenues of RMB3.8 million, RMB39.7 million, RMB165.2 million (US$24.2 million) and RMB69.0 million (US$10.1 million), respectively. As we strategically emphasize our EMC model, we expect that our EMC revenues will continue to constitute a substantial majority of our total revenues for the foreseeable future.

The following table sets forth a breakdown of our revenues generated by each of the three sources:

	For the Years Ended December 31,							For the Quarters Ended March 31,
	2007		2008		2009			2009		2010
		% of		% of			% of		% of			% of
		Total		Total			Total		Total			Total
	Revenues	Revenues	Revenues	Revenues	Revenues		Revenues	Revenues	Revenues	Revenues		Revenues
	RMB		RMB		RMB	US$		RMB		RMB	US$
	in thousands, except percentages

EMC revenues	1,200	31.6	35,486	89.4	136,667	20,022	82.7	16,720	98.2	61,335	8,986	88.9
EPC revenues	—	—	2,849	7.2	28,244	4,138	17.1	—	—	7,517	1,101	10.9
Sales of equipment to a party that used to be related to us	2,600	68.4	1,370	3.4	337	49	0.2	305	1.8	—	—	—
Sales of equipment to a third party	—	—	—	—	—	—	—	—	—	117	17	0.2

Total revenues	3,800	100.0	39,705	100.0	165,248	24,209	100.0	17,025	100	68,970	10,104	100.0

EMC Revenues

Our EMC revenues consist of the following three parts: revenue for design, manufacturing, installation and provision of equipment, interest income from finance lease and maintenance revenue. The estimated net contract price (representing the gross contract price net of the estimated electricity cost) less the fair value of the maintenance revenue represents the payments for the design, manufacturing, installation and provision of equipment of the GSHP systems.

•	Revenue from design, manufacturing, installation and provision of GSHP systems. For each energy management contract, the revenue on this part is the lower of the fair value of the design, manufacturing, installation and provision of the GSHP systems and the present value of the payments for the design, manufacturing, installation and provision of the GSHP systems. The estimated net contract price less the estimated fair value of the maintenance deliverable represents the payments for the design, manufacturing, installation and provision of the GSHP systems. Under each of our EMC arrangements, our customer is required to pay us a fixed or a variable (with minimum usage requirements) amount of energy management fee, net of electricity costs incurred by the GSHP systems, on a monthly basis. See “— Critical Accounting Policies and Estimates — Revenue Recognition — EMC Revenues.” In determining the fair value of our systems and their installation in an EMC, we refer to the price of similar GSHP systems we provide to our customers under the EPC model and the GFAs serviced by our systems under the relevant EMC. The present value of the payment for the design, manufacturing, installation and provision of GSHP systems in an EMC is based on the present value of the aggregate minimum energy management fees payable by our customer during the contract period, net of the estimated electricity costs for operating the GSHP systems and the estimated maintenance revenue, discounted at the customer’s incremental borrowing rate that reflects its estimated credit rating. Such discount rates ranged from 4.9% to 8.1% for 2007, 2008, 2009 and the quarter ended March 31, 2010. Revenue from design, manufacturing, installation and provision of GSHP systems is recognized using the percentage of completion method where the percentage of completion is measured by reference to contract costs incurred up to the reporting date as a percentage of total estimated costs for each contract. Any changes to the original estimates are reflected in our combined and condensed consolidated statements of comprehensive income in the period in which the circumstances that gave rise to the revision become known by us. There has not been any change to the original estimates as of March 31, 2010. Typically, revenue from design, manufacturing, installation and provision of GSHP systems accounts for the majority of our EMC revenues and is primarily driven by the GFAs completed or partially completed by us in the corresponding period.

•	Interest income. The corresponding amount of interest income for each EMC is determined by multiplying the outstanding finance lease receivable with an effective interest rate for the corresponding period. The effective interest rate of an EMC is calculated based on the gross finance lease receivable at the inception of the EMC term, the recognized revenue on design, manufacturing, installation and provision of equipment and the term of the EMC.

•	Maintenance revenue. Under the energy management contracts we have entered into, we are responsible for the maintenance of the systems during the entire term of the contract. Maintenance revenue is measured as estimated maintenance cost plus a margin.

The following table sets forth a breakdown of the EMC revenues generated by each of the above three parts in the periods indicated.

	For the Years Ended December 31,							For the Quarters Ended March 31,
	2007		2008		2009			2009		2010
		% of		% of			% of		% of			% of
		EMC		EMC			EMC		EMC			EMC
	Revenues	Revenues	Revenues	Revenues	Revenues		Revenues	Revenues	Revenues	Revenues		Revenues
	RMB		RMB		RMB	US$		RMB		RMB	US$
	(in thousands, except percentages)

Design, manufacturing, installation and provision of GSHP systems (contract revenue)	1,200	100.0	35,131	99.0	134,470	19,700	98.4	16,523	98.8	59,297	8,687	96.7
Interest income from finance lease	—	—	345	1.0	2,144	314	1.6	191	1.1	2,008	294	3.3
Maintenance	—	—	10	—	54	8	—	5	0.1	31	4	—

Total EMC revenues	1,200	100.0	35,486	100.0	136,667	20,022	100.0	16,719	100.0	61,336	8,986	100.0

EPC Revenues

EPC revenues represent revenues generated from our design, sales and installation of GSHP systems to our customers under the EPC model. EPC revenues are recognized using the percentage of completion method by reference to the stage of completion of the installation of our systems at the end of each reporting period, under which percentage of completion is measured by reference to the contract costs incurred up to the reporting date as a percentage of total estimated costs of each contract. While EPC revenues may increase in nominal terms, we expect that these revenues will be lower as a percentage of our total revenues than that of the EMC revenues given our strategic focus on the EMC model.

Sales of Equipment

Historically, we have derived revenues from our sale of certain HVAC equipment to Shanghai Nobao Electric Appliance Co., Ltd., or Shanghai Nobao, an entity in which our chairman and chief executive officer, Mr. Kwok Ping Sun, held a management position prior to December 2007. Since January 2010, we have discontinued sales to Shanghai Nobao and we do not expect to conduct any sales to Shanghai Nobao in the future. In the quarter ended March 31, 2010, we also derived revenues from sales of certain HVAC equipment to another unaffiliated third party.

Cost of Sales

Our cost of sales consists of costs directly related to the procurement, manufacture and installation of the GSHP systems and provision of post-installation maintenance services, and includes primarily the costs of procuring GSHP equipment, payments to third-party installation companies and compensation (including share-based compensation charges) to our employees responsible for designing, manufacturing and supervising the installation and maintenance of our systems under the EMC model or EPC model, as applicable. Based on our past experience, our EMC model typically has a higher gross profit margin than our EPC model.

Finance Income (Costs), Net

Our net finance income (cost) includes the issuance cost of our series A preferred shares and warrants, the fair value change of the series A preferred shares and warrants, the fair value change of our convertible bond, financing costs relating to borrowings, interest income on bank deposits and net loss and gains due to exchange rates fluctuations.

The following is a breakdown of our net finance income (cost) for the periods indicated.

	For the Year Ended December 31,				For the Quarters Ended March 31,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Issue costs of redeemable convertible preferred shares and warrants	—	—	(879)	(129)	—	—	—
Fair value change of redeemable convertible preferred shares	—	—	(304,495)	(44,609)	—	(1,479,595)	(216,765)
Fair value change of warrants	—	—	(71,321)	(10,449)	—	—	—
Fair value change of convertible bond	—	—	(680)	(100)	(340)	—	—
Interest expenses on convertible bond	—	—	—	—	(489)	—	—
Loss on exercise of the preferred shareholder warrant	—	—	(1,414)	(207)	—	—	—
Financing costs relating to borrowings	—	(205)	—	—	—	—	—
Interest expenses on borrowings	—	(1,069)	(286)	(42)	(405)	—	—
Interest income on cash at bank	5.4	18	36	5	2	9	1
Exchange (loss) gains, net	(0.2)	830	(523)	(77)	(49)	375	55

Total	5.2	(426)	(379,562)	(55,607)	(1,281)	(1,479,211)	(216,709)

In January 2009, we issued a convertible bond with a principal of US$10.0 million to China Environment Fund III, L.P., or CEF, which CEF subsequently converted it into our series A preferred shares in June 2009. In June 2009, we issued 4,906,480 series A preferred shares to CEF for total consideration of US$20.0 million, which includes US$10.0 million in cash and US$10.0 million from the conversion of the convertible bond. In connection with the issuance of our series A preferred shares, we issued a warrant to Mr. Kwok Ping Sun, our chairman and chief executive officer, and three warrants to CEF. As a result of (a) the changes in fair value of our convertible bond, series A preferred shares and warrants, and (b) the loss incurred in connection with the exercise of a warrant issued by us, we incurred net finance costs of approximately RMB377.9 million (US$55.4 million) in 2009. In the quarter ended March 31, 2010, we incurred net finance costs of RMB1,479.6 million (US$216.8 million) relating to the fair value change of our series A preferred shares. See “— Critical Accounting Policies and Estimates — Fair Value of Financial Liabilities at Fair Value through Profit or Loss.” In the quarter ending June 30, 2010, we expect to incur additional finance costs in relation to such fair value changes, the amount of which could be significant. We do not expect to incur finance costs associated with such fair value changes in the periods after the completion of this offering, as the warrants have been cancelled, the convertible bond was converted into our series A preferred shares by CEF in 2009 and all of the series A preferred shares will be automatically converted into ordinary shares upon the completion of this offering.

Interest expenses on borrowings are in connection with third-party loans we incurred to expand our operations. As of March 31, 2010, our total outstanding borrowings were RMB5.0 million (US$0.7 million), representing a loan Jiangxi Nobao borrowed from an entity affiliated with a local government authority bearing a variable annual interest rate that equals 80% of the rate charged by the PRC’s commercial banks to enterprises (in 2010, the annual interest rate for this loan was approximately 4.3% per annum). As we expand our business operations, we may need to borrow additional funds, which would result in increased interest expense.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Eastern Well Holdings Limited, or Eastern Well, our wholly owned subsidiary, was incorporated in Hong Kong and was subject to Hong Kong profits tax at a rate of 17.5% for the year ended December 31, 2007 and 16.5% for the years ended December 31, 2008 and 2009. Since Eastern Well had no assessable profit earned or derived from Hong Kong, it had no income subject to Hong Kong profits tax during the years ended December 31, 2007, 2008 and 2009 and the quarter ended March 31, 2010. Accordingly, Eastern Well made no provision for Hong Kong profits tax in those periods.

China

Income Tax

Our PRC subsidiaries are subject to enterprise income tax, or EIT, on their taxable income in China. Incorporated as a production enterprise with foreign investment in the PRC in 2005 and with a projected operating term of over ten years, Jiangxi Nobao is eligible for a five-year EIT holiday from the first tax profitable year, with two years exempted from EIT followed by three years of 50% tax rate reduction of EIT. Jiangxi Nobao’s first taxable profitable year was 2007. As a result, the applicable EIT rate for Jiangxi Nobao in 2007, 2008 and 2009 are 0%, 0% and 12.5%, respectively.

China passed a new EIT law, or the New EIT Law, effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under its predecessor law. However, the New EIT Law also (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits certain qualified companies to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises that were established before the promulgation date of the New EIT Law, where they were entitled to enjoy a preferential tax rate according to the then prevailing tax laws or regulations, are eligible for a graduated rate increase to 25% over the five-year period beginning January 1, 2008, subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 and may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the new EIT law. In addition, under the phase-out rules, enterprises established before the promulgation date of the new law and which were granted certain prescribed tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration, but where the tax holiday has not yet started because of a cumulative loss position, such tax holiday shall be deemed to commence from 2008, the first effective year of the New EIT Law. Accordingly, Jiangxi Nobao will be subject to an EIT rate of 12.5% in 2010 and 2011 under the phase-out rules, and the new statutory EIT rate of 25% will apply from 2012 onwards.

We incorporated Shanghai Nuoxin after the effectiveness of the New EIT Law. Therefore, the applicable EIT rate for Shanghai Nuoxin in 2008 and 2009 was 25%.

Our income tax benefit (expense) consists of current income tax and deferred income tax. The deferred income tax is mainly in connection with our EMC revenues that are recognized but uncollected as a result of the difference between the revenue recognition method for EMC model and relevant tax laws, regulations and rules. See “— Critical Accounting Policies and Estimates — Current and Deferred Income Tax” below. The following table sets forth the amounts of our current income tax benefit (expense) and deferred income tax benefit (expenses) both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Years Ended December 31,							For the Quarters Ended March 31,
	2007		2008		2009			2009		2010
		% of		% of			% of		% of			% of
		Total		Total			Total		Total			Total
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues	RMB	Revenues	RMB	US$	Revenues
	(in thousands, except percentages)

Current income tax	—	—	—		(1,519)	223	8.8	—	—	3,027	443	4.4
Deferred income tax	1,440	37.9	(3,394)	8.5	(14,485)	2,122	0.9	780	4.6	4,796	703	7.0

Total income tax benefit (expenses)	1,440	37.9	(3,394)	8.5	(16,004)	2,345	9.7	780	4.6	7,823	1,146	11.3

As a Cayman Islands holding company, substantially all of our income is derived from dividends we receive from our PRC operating subsidiaries. The New EIT Law and the Implementing Rules generally apply a 10% withholding tax to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes (subject to reduction under the relevant tax treaties).

Business Tax

We are subject to a Chinese business tax at a rate of 5% on the energy management fee we receive from our customers. We book our business tax as cost of sales. The business tax is accrued based on our EMC revenues.

Share-Based Compensation

We have adopted IFRS 2, Share-Based Payments, which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. We did not incur any employee share-based compensation charges in 2007, 2008 and 2009.

On March 1, 2010, we adopted our 2010 Performance Incentive Plan, or the 2010 Plan, and in March 2010, we granted options to purchase an aggregate of 4,635,180 ordinary shares to certain of our directors, executive officers and employees pursuant to the 2010 Plan. As a result, we have incurred share-based compensation charges in a total amount of RMB33.4 million (US$4.9 million) for the quarter ended March 31, 2010. An additional amount of approximately RMB49.3 million (US$7.2 million) of share-based compensation charges relating to our share options granted in March 2010 will be recognized within approximately four years following March 31, 2010. We expect to continue to grant share options to our directors, officers and employees in the future and to incur additional compensation expenses in the future relating to share options. See “— Critical Accounting Policies and Estimates — Fair Value of Share Options.”

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with IFRS, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities as of the date of our financial statements, our revenues and expenses during the financial reporting period. Our estimates and assumptions are based on available information and our historical experience, as well as other estimates and assumptions that we believe to be reasonable. The estimates and assumptions that form the basis for our judgments may not be readily apparent from other sources. We continually evaluate these estimates and assumptions based on the most recently available information, our own experience and other assumptions that we believe to be reasonable. Our actual results may differ significantly from estimated amounts as a result of changes in our estimates or changes in the facts or circumstances underlying our estimates and assumptions. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment. When reviewing our combined and condensed consolidated financial statements, you should take into account:

•	our critical accounting policies discussed below;

•	the related judgments made by our management and other uncertainties affecting the application of these policies;

•	the sensitivity of our reported results to changes in prevailing facts and circumstances and our related estimates and assumptions; and

•	the risks and uncertainties described under “Risk Factors.”

See Note 4 to our combined financial statements for additional information regarding our critical accounting policies.

Revenue Recognition

In accordance with the IFRS, revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of our activities. We recognize revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met as described below.

Our revenues are primarily derived from two sources: EMC revenues and EPC revenues. We recognize revenues using the guidance from IFRIC 4: Determining Whether an Arrangement Contains a Lease, IAS 17: Leases, IFRIC 15: Agreements for the Construction of Real Estate, IAS 11: Construction Contracts and IAS 18: Revenue.

EMC Revenues

To date, all of our EMC arrangements are subject to lease accounting, as they are contracts under which the customers receive the right to use GSHP systems for monthly installments and the fulfillment of the contract is dependent on the use of a specific asset. In accordance with IFRS, our EMCs are first separated into two components to be provided to the customers: (i) the design, manufacturing, installation and provision of the GSHP systems (the lease arrangement) and (ii) the maintenance of the GSHP systems (the non-lease element). Under the EMC model, our customers pay us the fees generally commencing from the completion of installation of the GSHP system over the contract period on a monthly basis, after deducting the cost of electricity used to operate the GSHP system. The payments from customers are due upon receipt of invoices. The fixed fee contracts require our customers to pay equal monthly installments over the contract period and the variable fee contracts require payments of fees based on the actual usage with minimum usage requirements. Contingent payments, representing the amounts exceeding the specified minimum payments, are not recognized until the related contingency has been resolved. The design, manufacturing, installation and provision of GSHP systems are inseparable and considered as one unit of accounting given that the design and installation services (a) are customized to the specific needs of each customer, (b) affect the components and configuration of the systems to be provided, and (c) are essential to the functionality and customers’ expected use of the systems.

From the IFRS perspective, if we transfer substantially all the risks and rewards incidental to ownership of our GSHP systems to our customers, we recognize revenue from design, manufacturing, installation and provision of GSHP systems using the percentage of completion method over the manufacturing and installation period. The percentage of completion is measured by reference to the contract costs incurred up to the reporting date as a percentage of the total estimated costs for each contract. Such revenue is measured at the lower of the fair value of the design, manufacturing, installation and provision of the GSHP systems and the present value of the payments for design, manufacturing, installation and provision of the GSHP systems, net of projected electricity costs to be incurred by such systems. Subsequent to installation, interest income reflecting a constant effective interest rate from the finance lease arrangement of the GSHP systems is recognized over the remaining contract period starting from the completion of installation. The effective interest rate of an EMC is calculated based on the gross finance lease receivables at the inception of the EMC term, the recognized revenue for design, manufacturing, installation and provision of the GSHP systems and the term of the EMC.

From the IFRS perspective, if we do not transfer substantially all the risks and rewards of ownership of our GSHP systems, an EMC contract is classified as an operating lease, with lease income, excluding contingent rental payments, recognized on a straight-line basis over the contract period.

The fair value of each of our GSHP systems is determined with reference to the price of similar systems we provide to our customers under the EPC model and the GFAs of the building serviced by our system under the contract. The estimated net contract price less the estimated fair value of the maintenance deliverable represents the payments for the design, manufacturing, installation and provision of the GSHP systems. The net contract price is calculated based on the fixed monthly fee in the case of a fixed fee contract or a variable fee based on usage in the case of a variable fee contract (with minimum usage requirements per annum) less projected electricity costs. In determining the present value of the payments for design, manufacturing, installation and provision of the GSHP systems, we use the aggregate minimum energy management fees payable by our customers during the entire contract period, net of the estimated electricity costs for operating the GSHP systems and the estimated maintenance revenue, discounted at the customer’s incremental borrowing rates that reflects its estimated credit rating. The estimated electricity costs expected to be incurred for the GSHP systems are estimated based on our experience and the operating history of the GSHP systems that had been fully installed and in operation for a period of time. Were the electricity costs to increase or decrease by 5.0% based on our estimates for the years ended December 31, 2007, 2008 and 2009, with all other variables held constant, the amount of revenue recognized for such periods would have been decreased by approximately RMB0, RMB1.3 million and RMB2.3 million (US$0.3 million) or increased by approximately RMB0, RMB1.0 million and RMB2.0 million (US$0.3 million), respectively. We have engaged an independent credit rating valuation consultant to assist us with the estimation of our customers’ credit ratings and incremental borrowing rates to be used as discount rates. For the years ended December 31, 2007, 2008 and 2009, the discount rates ranged from 6.6% to 7.8%, 4.9% to 8.1% and 4.9% to 8.1%, respectively. Had the discount rates been 50 basis points higher or lower for such periods, with all other variables held constant, the amount of revenue recognized for the years then ended would have been decreased by approximately RMB0, RMB0.9 million and RMB3.7 million (US$0.5 million) or increased by approximately RMB0, RMB0.5 million and RMB3.4 million (US$0.5 million), respectively. We assess, on an annual basis, the adequacy of the above key estimates.

Maintenance revenue is accounted for on a straight-line basis, as maintenance service is provided to the customers ratably during the term of the EMCs. Maintenance revenue is therefore recognized as estimated maintenance cost plus a margin, which is estimated by us based on our experience and industry data relating to the maintenance of GSHP systems.

For contracts under both the EMC model and the EPC model, we present as an asset the gross amount due from our customers for contract work for all contracts in progress for which costs incurred plus recognized profits (less recognized losses) exceed progress billings. Once system installation is completed under the EMC model, the related receivable is accounted under finance lease receivables. Progress billings not yet paid by our customers are included within “trade and other receivables”. We present, as a liability under trade and other payables, the gross amount due to customers for contract work for all contracts in progress for which progress billings exceed costs incurred plus recognized profits (less recognized losses).

When the total estimated contract cost exceeds total contract revenue, the expected loss is recognized immediately as an expense. To date, we have only recognized loss on one contract.

Any changes to the original estimates of revenues are reflected in the combined statements of comprehensive income in the period in which the circumstances that gave rise to the revision became known by us.

EPC Revenues

Our EPC revenues are recognized for the sale of our GSHP systems and the related installation by reference to the percentage of completion of the contract activity at the end of each reporting period following the percentage of completion method. The percentage of completion is measured by reference to the contract costs incurred up to the reporting date as a percentage of total estimated costs of each contract. The design, sale of the GSHP systems and the related installation are considered as one unit of accounting under IAS 18, as the design and installation services (i) are customized to the specific needs of each customer, (ii) affect the components and configuration of the system to be provided, and (iii) are essential to the functionality and customers’ expected use of the systems.

Trade and Other Receivables

Trade receivables are amounts due from customers for products sold or services performed in the ordinary course of business. If trade and other receivables are expected to be collected within one year, they are classified as current assets. Otherwise, they are classified as non-current assets.

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognized in the statements of comprehensive income. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the combined or consolidated statements of comprehensive income.

Finance Lease Receivables

As a part of the EMC model, we provide upfront design, manufacturing, installation and provision of the GSHP systems to our customers. From the IFRS perspective, substantially all the risks and rewards incidental to ownership of the GSHP systems are transferred to our customers upon the completion of installation. Because our customers are able to control physical access to the systems, our collectability is ensured and there is no remaining substantial obligation other than providing maintenance service. Therefore, we recognize revenue from such design, manufacturing, installation and provision of GSHP systems using a finance lease model.

Accordingly, the initial amount of receivable recognized, or finance lease receivable, is equal to the amount of revenue recognized from the design, manufacturing, installation and provision of the GSHP systems under the EMC model, as discussed under “— Revenue Recognition” above. The difference between such finance lease receivable recognized and the gross amount receivable under the contract represents unearned interest income, which is recognized over the term of the EMC to reflect a constant periodic rate of return.

Current and Deferred Income Tax

Our tax expense for the period comprises current and deferred tax.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where our entities operate and generate taxable income. We periodically evaluate positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. We establish provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the combined or consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Fair Value of Financial Liabilities at Fair Value through Profit or Loss

The fair values of our series A preferred shares and warrants as of their dates of issue, dates of derecognizing and each reporting date were determined based on retrospective valuations performed by American Appraisal, an independent valuer, using certain valuation techniques. Determining fair values of our series A preferred shares and warrants requires complex and subjective judgments regarding, among others, projected financial and operating results, the estimated time and amount of capital that will be available to us, our business risks, the liquidity of our shares, our operating history and our prospects as of each applicable date. In connection with such valuations and in assessing the fair values of our ordinary shares, we and American Appraisal considered the following principal factors:

•	the nature of our business and the contracts and agreements relating to our business;

•	the global economic outlook in general and the specific economic and competitive environment affecting our business;

•	the nature and prospects of the GSHP industry in China;

•	the potential growth and expansion of our operations as reflected in our projected net cash flows;

•	our business risks;

•	the discount rates to determine the present value of our projected net cash flows;

•	the terms and privileges of our series A preferred shares, and the impact of these terms and privileges on the allocation of our total equity value between our series A preferred shares and ordinary shares;

•	our business plan and the estimated probabilities of certain corporate events (such as an initial public offering, a possible liquidation event and a possible redemption of our series A preferred shares); and

•	the estimated time to marketability for our shareholders.

We use our judgments to select a variety of methods and make assumptions that are mainly based on market conditions existing as of the applicable reporting dates. We and American Appraisal believed the discounted cash flow method, an income approach technique, followed by option pricing models to be the most relevant and reliable approach to assess our enterprise value and the fair value of our series A preferred shares and ordinary shares, because we were still in a developing stage at the time of valuations and our estimated growth rate and the structure of our future cash flows were expected to vary during the projection period. Under the discounted cash flow method, value depends on the present worth of expected net cash flows to be derived from the continued operation of our business. The financial projections we prepared for the purpose of discounted cash flow method included our plan to achieve future capitalization targets and the expected corresponding business growth as a result of these future capitalization targets being achieved. Based on projections we prepared, indications of value were determined by discounting projected net cash flows available to holders of our ordinary shares and series A preferred shares to their present worth at discount rates which, in the opinion of American Appraisal, reflected the risks associated with our business. American Appraisal additionally considered assumptions underlying our financial projections and assessed whether these assumptions were consistent with our business plan and major business development milestones that we expected to achieve.

With respect to our entire enterprise values as well as the fair values of our ordinary shares and series A preferred shares, the key assumptions used by us and American Appraisal were:

•	Lack of Marketability Discounts, or LOMDs. Under the option pricing method, we and American Appraisal used LOMDs of 13% and 6% for the valuation of our series A preferred shares and ordinary shares as of December 31, 2009 and March 31, 2010, respectively. The decrease of the LOMDs from December 31, 2009 to March 31, 2010 primarily reflected the closer proximity to this offering and the decrease in average historical price volatility of comparable companies during relevant tracking periods. Such decrease in LOMDs was also attributable to the change of the timetable of this offering, which resulted in a shorter expected time to marketability.

•	Cash Flow Projections. For the purpose of valuation, we prepared cash flow projections for the years from 2010 to 2020. For the valuations as of December 31, 2009 and March 31, 2010, the total GFAs of building installation projects we expect to complete under the EMC model from 2010 to 2020 were in turn determined based on the weighted average results of three different scenarios of our projected net cash flows in the projection period, after taking into consideration, among others, the different estimated degrees of certainty and amounts of proceeds of this offering.

•	Weighted Average Cost of Capital, or WACC. The WACC, applied in the income approach for our valuation as of December 31, 2009 was 21.0%, considering that we were a private company and the prospects of this offering remained uncertain as of such date. The WACC applied in the income approach for our valuation as of March 31, 2010 was 18.0%. The decrease of the WACC from December 31, 2009 to March 31, 2010 was primarily due to our decreased size premium considered in the WACC calculation.

The increase in the fair value of our ordinary shares during the quarter ended March 31, 2010 was primarily because this offering became closer in time and more certain and we entered into two additional EMCs with customers both within and outside Shanghai, increased the scale of operations at our Jiangxi facility and enhanced our management capabilities by hiring our new chief financial officer and vice president.

In the year ended December 31, 2009, we incurred finance costs of RMB377.9 million (US$55.4 million) with respect to the fair value changes of our series A preferred shares, warrants and convertible bond and loss on the exercise of a warrant. In the quarter ended March 31, 2010, we incurred a finance cost of RMB1,479.6 million (US$216.8 million) with respect to the fair value change of our series A preferred shares. Assuming the offering price of US$      per ADS (with each ADS representing the right to receive      ordinary shares), the mid-point of the initial public offering price range shown on the cover of this prospectus, we expect to incur additional finance costs of RMB      million (US$      million) with respect to the fair value change of our series A preferred shares in the quarter ending June 30, 2010.

Fair Value of Share Options

In March 2010, we adopted the 2010 Plan, pursuant to which we have granted and will continue to grant share options to our directors, executive officers, employees and outside advisors. The total amount expensed in connection with our share option grants is determined by reference to the fair value of the options granted, determined using the discounted cash flow method followed by an option pricing model, which:

•	includes market conditions, if any;

•	excludes the impact of any service-related and non-market performance-related vesting conditions (for example, profitability, sales growth targets and service terms); and

•	includes the impact of any non-vesting conditions (for example, the requirement for employees to continue to be employed by us).

The discounted cash flow method American Appraisal used in assess the fair value of our ordinary shares and options granted and the key assumptions used are substantially the same as those used to assess our series A preferred shares and ordinary shares described above. See “— Critical Accounting Policies and Estimates — Fair Value of Financial Liabilities at Fair Value through Profit or Loss.”

On March 2, 2010, we entered into option agreements with certain of our directors, officers and employees to grant options to purchase a total of 4,635,180 ordinary shares under the 2010 Plan. The exercise price of such options was US$0.82 per ordinary share. American Appraisal used the discounted cash flow method followed by option pricing models to assess our enterprise value and the fair value of our ordinary shares as of March 2, 2010. Under the income approach, the fair value of our ordinary shares as of March 2, 2010 was US$3.20 per ordinary share, which was based on (a) an LOMD of 8%, (b) an increased weighted average free cash flow projection reflecting the increase in the GFAs of building installations we expected to complete, and (c) a WACC of 18.5%, which primarily reflected the decreased size premium as of March 2, 2010 compared to December 31, 2009. Accordingly, the total share-based compensation charges in connection with the share options we granted in March 2010 were RMB82.7 million (US$12.1 million), of which RMB33.4 million (US$4.9 million) was recognized in the quarter ended March 31, 2010. See “— Share-Based Compensation.”

Based on the mid-point of the initial public offering price range shown on the cover of this prospectus of US$      per ADS (corresponding to US$      per ordinary share), the increase in the fair value of our ordinary shares from the appraised value of US$3.20 per share as of March 2, 2010 was primarily attributable to the following factors:

•	increased amount of capital available for us to expand our business;

•	increased liquidity for out ordinary shares following the completion of this offering and the listing of our ADSs on the NYSE;

•	the conversion into ordinary shares of all our series A preferred shares and the corresponding elimination of the related liquidation and other preferences of the series A preferred shares; and

•	the issuance of an additional favorable government policy that we expect to bring about relief to our tax burdens in the future (see “Industry — Current Status and Outlook of China’s GSHP Market — Market Drivers — Favorable Government Policies”).

The total share-based compensation charges are recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, we revise our estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. We recognize the impact of the revision to original estimates, if any, in our income statement, with a corresponding adjustment to equity.

Internal Control Over Financial Reporting

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our combined financial statements as of and for the years ended December 31, 2007, 2008 and 2009, we and our independent registered public accounting firm identified two “material weaknesses” and two “significant deficiencies” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weaknesses identified related to (1) our lack of sufficient resources with appropriate levels of accounting knowledge and experience to identify, evaluate and conclude on certain accounting matters, and to prepare combined/consolidated financial statements and related disclosures in accordance with International Financial Reporting Standards independently; and (2) our lack of adequate and effective procedures and controls over the financial reporting process, including the management of the financial accounting system and data security. The foregoing material weaknesses had resulted in errors in recording and accounting for, among others, our revenue recognition on EMCs and EPC contracts, taxation (including current income tax and deferred income tax), certain financial instruments (convertible bonds, preferred shares and warrants) and certain long-lived assets. The significant deficiencies identified related to (1) our lack of an independent and effective oversight function to ensure there is adequate oversight over our internal control over financial reporting; and (2) our lack of formally documented corporate accounting policies and procedures.

To address the weaknesses and the deficiencies that have been identified:

•	we have hired a chief financial officer who has 26 years of experience with a reputable international public accounting firm and previously worked for a chemical and alternative energy product company before joining us;

•	we intend to, among other things:

•	strengthen and formalize the financial review processes, including the review and approval of monthly, quarterly and annual financial statements, the review and approval of budgets and the comparison of projected performance against actual performance;

•	design and adopt a set of procedures to facilitate the collection of cost and other financial information for each EMC project;

•	establish and improve formal monthly, quarterly and annual accounting closing procedures;

•	strengthen our data security controls;

•	review and identify control deficiencies in inventory procurement procedures and design and implement procedures to address the deficiencies; and

•	review our tax provision and deferred tax calculation on a quarterly basis and make appropriate adjustments as needed;

•	we are actively seeking to hire additional qualified personnel with experience in accounting and internal control. Such personnel include:

•	an external reporting manager with relevant experience to focus on external reporting matters concerning public companies;

•	an internal control manager who will lead the efforts in reviewing the current system, proposing improvements and documenting procedures and policies; and

•	a revenue accountant who focuses primarily on revenue accounting;

•	we intend to arrange training for our accounting personnel on accounting-related matters, such as financial instruments and long-lived assets;

•	we are reviewing our current accounting system and policies and intend to, among other things:

•	make necessary changes for improvements after such review; and

•	formally document and implement our accounting policies and procedures; and

•	our board of directors will consider implementing procedures to enhance its involvement and oversight role in reviewing financial reports on a periodic basis.

Our Selected Quarterly Results of Operations

The following table presents our selected unaudited combined and consolidated quarterly results of operations information for the five quarters in the period from January 1, 2009 to March 31, 2010. This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited combined and consolidated quarterly financial information on the same basis as our audited combined and unaudited condensed consolidated financial statements. The unaudited combined and consolidated quarterly financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Our quarterly operating results have fluctuated and will continue to fluctuate from period to period. The operating results for any quarter are not necessarily indicative of the operating results for any future period or for a full year. Factors that may cause our revenue and operating results to vary or fluctuate include those discussed in the “Risk Factors” section of this prospectus.

	For the Quarter Ended
	March 31,	June 30,	September 30,	December 31,	March 31,
	2009	2009	2009	2009	2010
	(RMB in thousands)

Revenues	17,025	21,822	27,175	99,226	68,970
Cost of sales	(13,017)	(10,482)	(16,431)	(51,442)	(37,028)

Gross profit	4,008	11,341	10,744	47,784	31,942

Sale and marketing, administration and research and development expenses	(1,587)	(1,765)	(3,142)	(7,257)	(32,275)
Other (losses) gain, net	(79)	(70)	(80)	6,031	2,330
Operating profit	2,341	9,506	7,522	49,700	1,998
Finance costs, net	(1,281)	(804)	(25,969)	(351,508)	(1,479,211)

Profit (loss) before income tax	1,060	8,702	(18,447)	(301,808)	(1,477,213)
Income tax expense	(780)	(2,696)	(1,962)	(10,566)	(7,823)

Net income (loss) for the quarter, attributable to the equity holders of the Company	280	6,006	(20,409)	(312,374)	(1,485,036)

Our quarterly revenues have experienced continued growth for the four quarters in the period from January 1, 2009 to December 31, 2009, as we have expanded our business over these periods. Our revenue growth in the quarters ended June 30, 2009 and December 31, 2009 were primarily attributable to the growth in our EMC revenues, which accounted for 85.2% and 92.8%, respectively, of our total revenues in these periods. The growth of our EMC revenues in these quarters was primarily attributable to the increase of the GFAs of the installation projects completed and partially completed during these periods, coupled with our improved ability to enter into contracts with more favorable pricing terms to us. Our revenue growth in the quarter ended September 30, 2009 was primarily attributable to the growth in our EPC revenues, which accounted for 65.8% of our total revenues in this quarter, as we undertook and completed in this quarter installation work for two projects for an industrial park customer under the EPC model. Our EMC revenues for the quarter ended March 31, 2010, which accounted for 88.9% of our total revenues in such period, were lower than those for the quarter ended December 31, 2009, primarily attributable to seasonality. The Chinese New Year holiday and adverse weather conditions in the winter affected the installation progress of our EMC projects.

Because the two EPC projects we undertook in the quarter ended September 30, 2009 had a relatively lower gross margin, our gross profit decreased by 5.3% to RMB10.7 million in the quarter ended September 30, 2009 from RMB11.3 million in the quarter ended June 30, 2009. Our gross margin was 46.3% and 48.2% in the quarter ended March 31, 2010 and the quarter ended December 31, 2009, respectively. The decrease of our gross margin for the quarter ended March 31, 2010 of 46.3% compared to the quarter ended December 31, 2009 was primarily due to the effect of the share-based compensation charges in the amount of RMB3.0 million (US$0.4 million) in connection with the share options we granted to our design, manufacturing and installation personnel in the quarter ended March 31, 2010.

Our sales and marketing expenses, administrative expenses and research and development expenses increased significantly in the quarter ended March 31, 2010 compared to those in the quarter ended December 31, 2009, primarily due to share-based compensation charges of RMB30.4 million (US$4.4 million). We did not incur any share-based compensation charge for the quarter ended December 31, 2009. The increase in operating expenses was partially offset by our net other gains of RMB2.3 million (US$0.3 million) for the quarter ended March 31, 2010, which reflected payments received or receivable by us relating to government subsidies for some of our installed EMC projects. While we benefited from such government subsidies in the quarter ended March 31, 2010, we do not expect such gains to constitute a significant and stable source of our future income. As a result of the above factors, our operating profit in the quarter ended March 31, 2010 was RMB2.0 million (US$0.3 million), compared to RMB351.5 million (US$51.5 million) in the quarter ended December 31, 2009. In addition, due to the increases in sales and marketing expenses and administrative expenses as we continued to expand our business operations and increased our headcount from 52 as of June 30, 2009 to 88 as of September 30, 2009, our operating profit decreased by 20.9% in the quarter ended September 30, 2009 to RMB7.5 million from RMB9.5 million in the quarter ended June 30, 2009.

For the quarter ended December 31, 2009, we incurred a net loss of RMB312.4 million (US$45.8 million), which included finance costs of RMB351.5 million (US$51.5 million) primarily relating to the fair value changes with respect to our series A preferred shares and warrants. For the quarter ended March 31, 2010, our net finance costs totaled RMB1,479.2 million (US$216.7 million), compared to RMB156.9 million (US$23.0 million) in the quarter ended December 31, 2009. This was primarily due to the fair value change with respect to our series A preferred shares, which amounted to RMB1,479.6 million (US$216.8 million).

Our revenues are normally lower during the quarter ending March 31 of each year compared to the other quarters in the same year due to the adverse winter weather and the Chinese New Year holiday delaying outdoor installations. See “Risk Factors — Risks Related to Our Company and Our Industry — Our business is subject to seasonality, which may cause our revenues and operating results to vary significantly from quarter to quarter and from year to year, which may cause volatility in the price of our ADSs.”

Results of Operations

The following table sets forth certain combined and consolidated statements of comprehensive income data for the periods indicated.

	For the Years Ended December 31,				For the Quarters Ended March 31,
	2007	2008	2009	2009	2009	2010	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Combined or Consolidated Statements of Operations Data
Revenues	3,800	39,705	165,248	24,209	17,025	68,970	10,104
Cost of sales	(8,439)	(24,606)	(91,372)	(13,386)	(13,017)	(37,028)	(5,424)

Gross (loss) profit	(4,639)	15,099	73,876	10,823	4,008	31,942	4,680
Sales and marketing, administration and research and development expenses	(1,282)	(3,758)	(10,609)	(1,554)	(1,587)	(32,275)	(4,728)
Other (losses) gains, net	—	(152)	5,801	850	(79)	2,330	341
Operating (loss) profit	(5,921)	11,189	69,069	10,119	2,341	1,998	293
Finance income (costs), net	5	(426)	(379,562)	(55,607)	(1,281)	(1,479,211)	(216,709)

(Loss) profit before income tax	(5,915)	10,763	(310,493)	(45,488)	1,060	(1,477,213)	(216,416)
Income tax benefit (expense)	1,440	(3,394)	(16,004)	(2,345)	(780)	(7,823)	(1,146)

Net (loss) income for the year/quarter, attributable to the equity holders of the Company	(4,475)	7,369	(326,497)	(47,833)	280	(1,485,036)	(217,562)

Quarter Ended March 31, 2010 Compared to Quarter Ended March 31, 2009

Revenues

In the quarter ended March 31, 2010, our total revenues increased by RMB51.9 million, or 305.1%, to RMB69.0 million (US$10.1 million) from RMB17.0 million in the same quarter in 2009 primarily due to the reasons below:

•	EMC Revenues. Our EMC revenues increased by RMB44.6 million, or 266.8%, to RMB61.3 million (US$9.0 million) in the quarter ended March 31, 2010 from RMB16.7 million in the same quarter in 2009. Substantially all of such increase was contributed by the increased revenue from the design, manufacturing, installation and provision of our GSHP systems. This was mainly attributable to the increase of the GFAs of the projects completed and partially completed from 48,942 square meters in the quarter ended March 31, 2009 to 96,442 square meters in the same quarter in 2010. Contributing to a lesser extent to such increase in our EMC revenues were increases in our interest income and maintenance revenue in the quarter ended March 31, 2010, as compared to the same quarter in 2009.

•	EPC Revenues. Our EPC revenues for the quarter ended March 31, 2010 were RMB7.5 million (US$1.1 million), as compared to RMB0 in the same quarter in 2009.

Cost of Sales and Gross Margin

In the quarter ended March 31, 2010, our total cost of sales increased by RMB24.0 million, or 184.4%, to RMB37.0 million (US$5.4 million) from RMB13.0 million in the same quarter in 2009 primarily due to the reasons below:

•	EMC Cost of Sales. Our EMC cost of sales increased by RMB15.6 million, or 122.9%, to RMB28.4 million (US$4.2 million) in the quarter ended March 31, 2010 from RMB12.7 million in the same quarter in 2009. A significant portion of such increase was due to the increased costs relating to the design, manufacturing, installation and provision of our GSHP systems, resulting primarily from the increase of GFAs of completed and partially completed projects under our EMC model, as compared to those in the quarter ended March 31, 2009.

•	EPC Cost of Sales. Our EPC cost of sales in the quarter ended March 31, 2010 was RMB5.6 million (US$0.8 million), compared to RMB0 in the same quarter in 2009.

Our cost of sales in the quarter ended March 31, 2010 contained a share-based compensation charge of RMB3.0 million (US$0.4 million) with respect to the share options we granted to our design, manufacturing and installation personnel in March 2010. We did not incur any share-based compensation charge in the quarter ended March 31, 2009.

Our gross margin was 46.3% in the quarter ended March 31, 2010, compared to 23.5% in the same quarter in 2009. This increase primarily reflected the decreased equipment cost under the EMC model, as we incorporated self-manufactured GSHP modules into all of our EMC projects in the quarter ended March 31, 2010, while the GSHP modules installed for our EMC projects in the same quarter in 2009 were imported from Dimplex. Such increase was partially offset by the share-based compensation charge in the quarter ended March 31, 2010.

Our gross margins may not be comparable with the gross margins of other entities in similar business, as other entities may not have included purchasing and receiving costs, inbound freight charges and internal transfer costs in the costs of sales (as we have done), and may have included them in other line items as sales and marketing expenses.

Operating Expenses

Our sales and marketing expenses, administrative expenses and research and development expenses increased significantly to RMB32.3 million (US$4.7 million) in the quarter ended March 31, 2010, compared to RMB1.6 million in the same quarter in 2009. The primary reason for such increase was the share-based compensation charges with respect to the share options we granted in March 2010. In the quarter ended March 31, 2010:

•	our sales and marketing expenses were RMB5.0 million (US$0.7 million), which included a share-based compensation charge of RMB4.7 million (US$0.7 million);

•	our administrative expenses were RMB24.3 million (US$3.6 million), which included a share-based compensation charge of RMB23.0 million (US$3.4 million); and

•	our research and development expenses were RMB3.0 million (US$0.4 million), which included a share based compensation charge of RMB2.8 million (US$0.4 million).

We did not incur any share-based compensation charge in the quarter ended March 31, 2009. We expect to incur share-based compensation charges in future periods relating to our share options granted in March 2010 and additional share options to be granted in the future.

The increase in our administrative expenses in the quarter ended March 31, 2010 compared to the same quarter in 2009 was partially offset by a gain in the amount of RMB1.7 million (US$0.2 million) in connection with the reversal of a provision for land use tax made by Jiangxi Nobao in 2009 but exempted by the local government in March 2010.

Our net other gains was RMB2.3 million (US$0.3 million) in the quarter ended March 31, 2010, compared to net losses of RMB0.1 million in the same quarter in 2009. Our net gains in the quarter ended March 31, 2010 reflected payments received or receivable by us relating to government subsidies for some of our installed EMC projects. While we benefited from such government subsidies in the quarter ended March 31, 2010, we do not expect such gain to constitute a significant and stable source of our future income.

As a result of the above factors, our operating profit in the quarter ended March 31, 2010 was RMB2.0 million (US$0.3 million), compared to RMB2.3 million (US$0.3 million) in the same quarter in 2009.

Finance Income (Costs), Net

In the quarter ended March 31, 2010, our net finance costs totaled RMB1,479.2 million (US$216.7 million), compared to RMB1.3 million (US$0.2 million) in the same quarter in 2009. This was primarily due to the fair value change with respect to our series A preferred shares, which amounted to RMB1,479.6 million (US$216.8 million).

The change in fair value of our series A preferred shares was due to the increase in the enterprise value of our company in the quarter ended March 31, 2010. See “— Critical Accounting Policies and Estimates-— Fair Value of Financial Liabilities at Fair Value through Profit or Loss.”

Income Tax Benefit (Expense)

In the quarter ended March 31, 2010, our income tax expense increased by RMB7.0 million to RMB7.8 million (US$1.1 million) from RMB0.8 million in the same quarter in 2009. This increase was due to the increase in our taxable profit in the quarter ended March 31, 2010 compared to the same quarter in 2009. Our effective tax rate for the quarter ended March 31, 2010 was 0.5%, which was determined by dividing our income tax expenses for the quarter of RMB7.8 million (US$1.1 million) by our loss before income tax for the quarter of RMB1,477.2 million (US$216.7 million), compared to 73.6% for the same quarter in 2009. This significant decrease in effective tax rate was primarily due to the fair value change of our series A preferred shares in the quarter ended March 31, 2010, which change did not result in any recognition of current or deferred income tax. This significant decrease in effective tax rate was primarily due to the fair value change of our series A preferred shares in the quarter ended March 31, 2010, which change did not result in any recognition of current or deferred income tax.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB1,485.0 million (US$217.6 million) in the quarter ended March 31, 2010, compared to a net profit of RMB0.3 million in the same quarter in 2009. The main reason for our net loss in the quarter ended March 31, 2010 was our net finance costs of RMB1,479.2 million (US$216.7 million) primarily relating to the fair value change of our series A preferred shares and share-based compensation charges of RMB33.4 million (US$4.9 million) with respect to the share options we granted in March 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

In the year ended December 31, 2009, our total revenues increased by RMB125.5 million, or 316.2%, to RMB165.2 million (US$24.2 million) from RMB39.7 million in 2008 primarily due to the reasons below:

•	EMC Revenues. Our EMC revenues increased by RMB101.2 million, or 285.1%, to RMB136.7 million (US$20.0 million) in 2009 from RMB35.5 million in 2008. Substantially all of such increase was contributed by the increased revenue from the design, manufacturing, installation and provision of our GSHP systems. This was mainly attributable to the increase of the GFAs of the projects completed and partially completed from 84,676 square meters in 2008 to 227,659 square meters in 2009, coupled with our improved ability to enter into contracts with more favorable pricing terms to us. Contributing to a lesser extent to such increase in our EMC revenues were increases in our interest income and maintenance revenue in 2009, as compared to 2008.

•	EPC Revenues. Our EPC revenues increased by RMB25.4 million, or 891.2%, to RMB28.2 million (US$4.1 million) in 2009 from RMB2.8 million in 2008. This rate of increase exceeded that of our EMC revenues from 2008 to 2009, primarily because we undertook and completed the installation of two large projects for an industrial park customer under the EPC model in 2009. We do not expect our EPC revenues to continue to increase at a similar rate going-forward given our emphasis on the EMC model.

Cost of Sales and Gross Margin

In the year ended December 31, 2009, our total cost of sales increased by RMB66.8 million, or 271.3%, to RMB91.4 million (US$13.4 million) from RMB24.6 million in 2008 primarily due to the reasons below:

•	EMC Cost of Sales. Our EMC cost of sales increased by RMB11.0 million, or 240.1%, from RMB21.8 million in 2008 to RMB74.0 million (US$10.8 million) in 2009. A significant portion of such increase was due to the increased costs relating to the design, manufacturing, installation and provision of our GSHP systems, resulting primarily from the increase of GFAs of completed and partially completed projects under our EMC model, as compared to those in the year ended December 31, 2008.

•	EPC Cost of Sales. Our cost of EPC model sales increased by RMB15.4 million, or 924.7%, from RMB1.7 million in 2008 to RMB17.1 million (US$2.5 million) in 2009. The increase of EPC cost of sales was in line with the increase of EPC model sales volume.

Our gross margin increased from 38.0% in 2008 to 44.7% in 2009. The improvement of our gross margin in the year ended December 31, 2009 compared to 2008 primarily reflected increased revenues in 2009 from owners of commercial retailing and office buildings, which contributed approximately 80% of our total revenues in 2009 as compared to approximately 40% in 2008, and because we were able to enter into contracts with such customers with more favorable pricing terms compared to customers in the hotel industry.

Our gross margins may not be comparable with the gross margins of other entities in similar business, as other entities may not have included purchasing and receiving costs, inbound freight charges and internal transfer costs in the costs of sales (as we have done), and may have included them in other line items as sales and marketing expenses.

Operating Expenses

Sales and Marketing Expenses.  Our sales and marketing expenses in the year ended December 31, 2009 increased to RMB1.0 million (US$0.2 million) from RMB0.1 million in 2008. The most significant components of this increase consisted of (1) employee benefit expenses of our sales and marketing personnel, which increased from RMB12,940 for the year ended December 31, 2008 to RMB0.3 million (US$43,950) in 2009, primarily reflecting our hiring of additional sales and marketing personnel in 2009; (2) marketing and promotion expenses of RMB0.3 million (US$43,950) in 2009, as compared to RMB0 in 2008; and (3) equipment expenses and installation costs of RMB0.4 million (US$58,600) relating to a set of GSHP system we installed and provided to a potential customer in 2009 for marketing and promotion purposes.

Administrative Expenses.  Our administrative expenses increased by RMB5.5 million, or 156.2%, from RMB3.5 million in the year ended December 31, 2008 to RMB8.9 million (US$1.3 million) in 2009. The most significant components of this increase consisted of (1) employee benefit expenses, which increased from RMB1.0 million for the year ended December 31, 2008 to RMB2.9 million (US$0.4 million) in 2009, reflecting the significant increase of our headcount from approximately 39 as of December 31, 2008 to 90 as of December 31, 2009; (2) professional service fees, which increased from RMB0.7 million for the year ended December 31, 2008 to RMB1.9 million (US$0.3 million) in 2009, primarily due to the increase of audit and appraisal fees incurred by us; and (3) rent payments for our offices, which increased from RMB0.1 million for the year ended December 31, 2008 to RMB0.8 million (US$0.1 million) in 2009, reflecting the increased rental payments for our new headquarters office building beginning November 2009.

Research and Development Expenses.  Our research and development expenses in the year ended December 31, 2009 were RMB0.6 million (US$91,261), compared to RMB0.2 million in 2008. The increase in research and development expenses was related to our purchase of certain GSHP equipment used for testing purposes in the year ended December 31, 2009 and the employee benefit expenses in connection with our research and development personnel in 2009.

Other Gains (Losses), Net.  We had other net gains of RMB5.8 million (US$0.9 million) in the year ended December 31, 2009, compared to other net losses of RMB0.2 million in 2008. Such net gains were primarily attributable to a disposal gain of RMB6.4 million (US$0.9 million) in connection with our disposal of Shanghai Nobo Commerce and Trade Co., Ltd., or Shanghai Nobo, an entity wholly owned by us until December 2009. In December 2009, we transferred the majority of assets and business of Shanghai Nobo to our wholly owned subsidiary, Nuoxin Energy Technology (Shanghai) Co., Ltd., or Shanghai Nuoxin. Thereafter, we transferred all of the equity interest owned by us in Shanghai Nobo to an unaffiliated third party for a cash consideration of RMB19.0 million (US$2.8 million). The disposal of Shanghai Nobo was accounted for as disposal of assets. We do not expect to have other gains relating to this transaction in the future.

Our operating profit margin for the year ended December 31, 2009 was 41.8%, compared to an operating margin of 28.2% in 2008.

Finance Income (Costs), Net

In the year ended December 31, 2009, our net finance costs increased by RMB379.1 million, to RMB379.6 million (US$55.6 million) from RMB0.4 million in 2008. This was primarily due to the fair value changes associated with the convertible bond and series A preferred shares we issued to CEF and warrants we issued to Mr. Kwok Ping Sun, our founder, chairman and chief executive officer, and CEF in 2009 and the loss on the exercise of a warrant. We do not expect to incur finance costs associated with such fair value changes in the periods after the completion of this offering, as the warrants have been cancelled, the convertible bond was converted into our series A preferred shares by CEF in 2009 and all of the series A preferred shares will be automatically converted into ordinary shares upon the completion of this offering.

The changes in fair values of the series A preferred shares and warrants were due to the increase in the entire business value of our company as a result of several events in the year ended December 31, 2009 as follows:

•	the exercise of a series A preferred share warrant held by CEF to purchase an additional 24,532,400 series A preferred shares, which led to the injection of US$10.0 million of cash to us;

•	the change of the expected initial public offering timetable from late 2011 to mid 2010 pursuant to a decision of our board of directors;

•	the increase in our new and prospective installation projects and our projected expansion of customer base over the subsequent years; and

•	the commencement of manufacturing our own GSHP modules at our Jiangxi facility to replace the modules imported from Dimplex, and the rapid incorporation of our self-manufactured GSHP modules into our systems under our EMC model.

Income Tax Benefit (Expense)

In the year ended December 31, 2009, our income tax expense increased by RMB12.6 million, or 371.6% to RMB16.0 million (US$2.3 million) from RMB3.4 million in 2008. This increase was largely in line with the increase in our taxable profit in 2009 compared to 2008.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB326.5 million (US$47.8 million) in the year ended December 31, 2009, compared to a net profit of RMB7.4 million in 2008. The main reason for our net loss in 2009 was the RMB379.6 million (US$55.6 million) net finance costs we incurred in 2009 primarily relating to the fair value changes with respect to our series A preferred shares, convertible bond, warrants and the loss on the exercise of a preferred share warrant.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues

In the year ended December 31, 2008, our total revenues increased by RMB35.9 million, or 944.9%, to RMB39.7 million from RMB3.8 million in 2007 primarily due to the reasons below:

•	EMC Revenues. In the year ended December 31, 2008, our total EMC model revenues increased by RMB34.3 million to RMB35.5 million from RMB1.2 million in 2007. Substantially all of such increase was contributed by the increased revenue from the design, manufacturing, installation and provision of our GSHP systems. This reflected the increase of the GFAs of the installation projects completed and partially completed from 1,500 square meters in 2007 to 84,676 square meters in 2008. We entered into our first EMC in October 2007 and started installations for three projects under the EMC model in November and December 2007.

•	EPC Revenues. In the year ended December 31, 2008, our total EPC revenue was RMB2.9 million, as compared to RMB0 in 2007.

Cost of Sales and Gross Margin

Our cost of sales in the year ended December 31, 2008 increased by RMB16.2 million, or 191.6%, to RMB24.6 million from RMB8.4 million in 2007. Approximately 96.7% of such increase was contributed by the increase in EMC cost of sales in 2008 as compared to 2007.

•	EMC Cost of Sales. The EMC cost of sales in the year ended December 31, 2008 increased by RMB15.7 million to RMB21.8 million from RMB6.1 million in 2007. A significant portion of such increase was contributed by the increased costs relating to our design, manufacturing, installation and provision of our systems, primarily due to the increase of GFAs of completed and in-progress installation projects under our EMC model, compared to those for the year ended December 31, 2007. In addition, in the year ended December 31, 2007, we took a loss provision of RMB5.7 million with respect to an EMC entered into with a hotel in November 2007. The RMB5.7 million loss provision was utilized in the year ended December 31, 2008.

•	EPC Cost of Sales. The EPC cost of sales in the year ended December 31, 2008 was RMB1.7 million, compared to RMB0 in 2007.

We had a gross profit of RMB15.1 million for the year ended December 31, 2008. Our gross margin for the year ended December 31, 2008 was 38.0%. We had a gross loss of RMB4.6 million for the year ended December 31, 2007.

Operating Expenses

Sales and Marketing Expenses.  We had no sales and marketing expenses in the year ended December 31, 2007. Our sales and marketing expenses in the year ended December 31, 2008 were RMB0.1 million, primarily as a result of the marketing activities in the period.

Administrative Expenses.  Our administrative expenses increased by RMB2.2 million, or 172.4%, from RMB1.3 million in the year ended December 31, 2007 to RMB3.5 million in 2008. The most significant components of this increase consisted of (1) employee benefit expenses, which increased from RMB35,435 for the year ended December 31, 2007 to RMB1.2 million in 2008, reflecting the increase of our headcount from approximately 10 persons as of December 31, 2007 to approximately 39 persons as of December 31, 2008; (2) professional service fees, primarily consisting of audit and legal fees incurred by us, of RMB0.7 million for the year ended December 31, 2008, which we did not incur in 2007; and (3) rent payments of RMB0.2 million for our offices for the year ended December 31, 2008, which we did not incur in 2007.

Research and Development Expenses.  Because Mr. Kwok Ping Sun, our chairman and chief executive officer, conducted significant GSHP-related research and development activities prior to our inception in 2007, we did not incur any research and development expenses in 2007. For the year ended December 31, 2008, we incurred research and development expenses of RMB0.2 million, which primarily consisted of employee benefit expenses for our research and development personnel.

Other Gains (Losses), Net.  We did not incur any other net gains (losses) in 2007. We incurred other net losses of RMB0.2 million in the year ended December 31, 2008, primarily attributable to the late repayment fee accrued by Jiangxi Nobao on its loan from a local government authority.

Our operating margin for the year ended December 31, 2008 was 28.2%.

Finance Income (Cost), Net

In the year ended December 31, 2008, we incurred net finance costs of RMB0.4 million as compared to a net finance income of RMB5,227 in 2007. The net finance cost in 2008 was primarily due to the interest expenses on the additional borrowings with higher interest rates we obtained in 2008. Such expenses were partially offset by the foreign exchange gain we recognized in the year ended December 31, 2008, as a result of the appreciation of the Euro, the currency we used to pay for our imported GSHP-related equipment, against the RMB in such period.

Income Tax Benefit (Expense)

In the year ended December 31, 2008, our income tax expense was RMB3.4 million, compared to an income tax benefit of RMB1.4 million for 2007. This change was attributable to the increase of our taxable profit in the year ended December 31, 2008 as compared to a taxable loss in 2007.

Net Profit and Margin

As a result of the foregoing, we turned from a net loss of RMB4.5 million for the year ended December 31, 2007 to a net profit of RMB7.4 million for the year ended December 31, 2008. Our net margin for the year ended December 31, 2008 was 18.6%.

Discussion of Certain Balance Sheet Items

Trade and Other Receivables

The following table sets out the amount of our trade and other receivables for the dates indicated.

	As of December 31,			As of March 31,
	2007	2008	2009	2010
	(RMB in thousands)

Amounts due from customers for contract work	—	29,113	16,859	83,095
Amounts due from a related party	578	—	720	—
Amounts receivable on disposal of Shanghai Nobo	—	—	19,000	19,000
Rental deposits	—	—	—	419
Others	141	108	405	817

Total trade and other receivables (current and non-current portions)	719	29,221	36,984	103,331

The amount due from customers for contract work primarily consists of the recognized but uncollected revenues in connection with the projects that we have commenced but not yet completed installation work under both EMC and EPC models. Trade and other receivables expected to be collected within one year are classified as current assets. Once installation is completed under our EMC model, the corresponding receivable balance is transferred from trade and other receivables to finance lease receivables.

As of December 31, 2007, we had no amount due from customers for contract work, as we had completed the then-existing installation projects. The total trade and other receivables as of December 31, 2007 was RMB0.7 million, primarily consisting of amounts due from a related party.

As of December 31, 2008, our total trade and other receivables increased by RMB28.5 million to RMB29.2 million. As of December 31, 2009, our total trade and other receivables increased by RMB7.8 million, or 26.6%, to RMB37.0 million (US$5.4 million) compared to those as of December 31, 2008. These increases are primarily a result of the expansion of our business under the EMC and EPC models, as indicated by the commencement of the new installation projects under new contracts signed by us, and the amounts receivable in connection with our disposal of Shanghai Nobo. As of March 31, 2010, our total trade and other receivables increased by RMB66.3 million, or 179.4%, to RMB103.3 million (US$15.1 million) compared to those as of December 31, 2009. A significant portion of this increase was attributable to an increase in amounts due from customers for contract work, reflecting an increased amount of recognized but uncollected revenues in connection with the EMC and EPC projects we had commenced but had not yet completed installation work as of March 31, 2010.

Finance Lease Receivables

The following table sets out the amount of our gross finance lease receivables comprising the present value of the receivables and unearned interest income as of the dates indicated.

	As of December 31,			As of March 31,
	2007	2008	2009	2010
	(RMB in thousands)

Non-current finance lease gross receivables	1,673	8,615	243,385	237,018
Current finance lease gross receivables	195	1,048	16,613	17,502

Total finance lease gross receivables	1,868	9,663	259,998	259,520

Finance lease receivables represent the recognized but uncollected revenues for the EMCs where we have completed installation. Finance lease receivables expected to be collected within one year are classified as current assets.

As of December 31, 2008, gross finance lease receivables with respect to our EMC projects totaled RMB9.7 million, which comprised of RMB7.3 million in present value of finance lease receivables and RMB2.4 million in unearned interest income. This compares to gross finance lease receivables with respect to EMC projects of RMB260.0 million (US$38.1 million), which comprised of RMB156.4 million (US$22.9 million) in present value of finance lease receivables and RMB103.6 million (US$15.2 million) in unearned interest income, as of December 31, 2009. As of March 31, 2010, gross finance lease receivables with respect to our EMC projects was RMB254.5 million (US$37.3 million), which comprised of RMB155.1 million (US$22.7 million) in present value of finance lease receivables and RMB99.4 million (US$14.6 million) in unearned interest income.

The following table sets forth the expected collection period for our gross finance lease receivables.

	As of December 31, 2009			As of March 31,
	2007	2008	2009	2010
	(RMB in thousands)

Gross receivables from finance leases:
Less than 1 year	195	1,048	16,613	17,502
More than 1 year but no more than 5 years	942	4,263	74,469	71,494
More than 5 years	731	4,352	168,916	165,524

	1,868	9,663	259,998	254,520

Liquidity and Capital Resources

Cash Flows and Working Capital

Our EMC model requires a significant amount of cash because we finance the equipment and installation costs of the GSHP systems at the outset of each project. Therefore, we experienced negative operating cash flow in each of the years ended December 31, 2007, 2008 and 2009 and the quarter ended March 31, 2010. We were able to fund our operations and cash requirements for our EMC projects primarily through debt and equity financings, and, to a lesser extent, payments from our customers in those years. Our principal sources of liquidity have been our issuance of ordinary shares, preferred shares, warrants and bonds through private placements, as well as borrowings from third-party lenders. As of March 31, 2010, we had cash and cash equivalent of RMB13.4 million (US$2.0 million). Our future EMC projects will also require additional amounts of cash, which may be significant. We intend to fund our business with existing cash balances, the anticipated proceeds from this offering and additional financing activities. Based upon an assumed initial public offering price of US$      per ADS, the mid-point of the initial public offering price range shown on the cover of this prospectus, upon the completion of this offering, we will receive net proceeds of US$      million. We plan to use      of our proceeds to fund and expand our business under the EMC model. Based on the foregoing, we believe that the net proceeds from this offering, the anticipated payments from our customers and our existing cash balances will be sufficient to meet our capital requirements to fund our operations and planned expansion for at least the next 12 months. In addition, we are currently in discussion with several commercial banks in China to obtain credit facilities to support the cash needs of our business operations in the event this offering is not completed in May 2010. In the future, we may rely upon additional indebtedness if our cash on hand and cash flow from our operations are insufficient for our future funding needs.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,				For the Quarter Ended March 31,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	in thousands	in thousands	in thousands	in thousands	in thousands	in thousands	in thousands

Net cash used in operating activities	(2,728)	(26,568)	(108,034)	(15,827)	(19,380)	(17,636)	(2,584)
Net cash used in investing activities	(52)	(17,302)	(26,276)	(3,850)	(1,111)	(7,117)	(1,043)
Net cash generated from financing activities	12,850	34,182	172,078	25,210	39,207	—	—
Net increase (decrease) in cash and cash equivalents	10,069	(9,688)	37,768	5,533	—	—	—
Cash and cash equivalents at beginning of the period	3	10,072	384	56	384	38,148	5,589
Exchange losses on cash and cash equivalents	—	—	(4)	(1)	1	(2)	—

Cash and cash equivalents at end of the period	10,072	384	38,148	5,589	19,102	13,393	1,962

Operating Activities

Because we are responsible for the upfront costs associated with our systems under our EMC model, in 2007, 2008, 2009 and the quarter ended March 31, 2010, our net cash used in operating activities had grown in line with our EMC revenues.

Our net cash used in operations was RMB17.6 million (US$2.6 million) in the quarter ended March 31, 2010. It was primarily derived from our loss before income taxes of RMB1,485.0 million (US$217.6 million), adjusted for non-cash amortization, depreciation, financing related charges, which primarily consisted of the change in fair value of our series A preferred shares, and issuance cost of our share options granted in March 2010. Our net cash used in operations was further adjusted by (i) a RMB5.5 million (US$0.8 million) decrease in inventories and deferred costs, (ii) a RMB7.0 million (US$1.0 million) increase in trade and other payables, and (iii) a RMB58.2 million (US$8.5 million) increase in trade and other receivables, prepayments and finance lease receivables. The decrease in inventories and deferred costs primarily reflected the decrease in inventory of our imported GSHP modules, which were to be used in our EPC projects in the quarter ended March 31, 2010. The increase in trade and other receivables and finance lease receivables primarily reflected a RMB66.3 million (US$9.7 million) increase in our total trade receivables (current and non-current portions), which related to the increase of prorated GFAs of buildings partially installed under our EMC model, offset by a RMB1.3 million (US$0.2 million) decrease in total finance lease receivables (current and non-current portions) and a RMB6.0 million (US$0.9 million) decrease in prepayments, which primarily consist of prepaid taxes and prepayments for inventories and outsourced installation contract work.

Our net cash used in operations was RMB108.0 million (US$15.8 million) in the year ended December 31, 2009. It was primarily derived from our loss before income taxes of RMB310.5 million (US$45.5 million) adjusted for non-cash amortization, depreciation and financing related charges, which primarily consisted of fair value changes associated with our convertible bond, series A preferred shares and warrants and the loss on the exercise of a warrant. Our net cash used in operations was further adjusted by (i) a RMB39.9 million (US$5.8 million) increase in inventories and deferred costs, (ii) a RMB161.5 million (US$23.7 million) increase in trade and other receivables, prepayments and finance lease receivables, and (iii) a RMB26.2 million (US$3.8 million) decrease in trade and other payables. The increase in inventories was primarily due to the GSHP modules we purchased in anticipation of the installation projects expected to be completed in 2010. The increase in trade and other receivables and finance lease receivables primarily reflected (a) a RMB149.1 million (US$21.8 million) increase in our total finance lease receivables (current and non-current portions), which relates to the increase of GFAs of buildings under GSHP system installation in our EMC model, and (b) a RMB5.8 million (US$0.8 million) increase in prepayments, primarily consisting of our prepaid taxes.

Our net cash used in operations was RMB26.6 million in the year ended December 31, 2008. It was primarily derived from our profit before income tax of RMB10.7 million adjusted for non-cash amortization and depreciation of RMB0.2 million, which was further adjusted by (i) a RMB45.2 million increase in trade and other receivables, prepayments and finance lease receivables, (ii) a RMB13.0 million increase in our trade and other payables, and (iii) a RMB5.7 million decrease of provision for loss contracts reflecting the utilization and reversal of the provision we made in 2007 for a loss contract. The increase in trade and other receivables, prepayments and finance lease receivables reflects (a) a RMB29.1 million increase in amount, due from customers for contract work, which relates to the increase of GFAs of buildings under GSHP system installation in our EMC and EPC models, (b) a RMB0.6 million decrease in amounts due from related parties, which relates to our sale of HVAC equipment to Shanghai Nobao, and (c) a RMB11.9 million increase in prepayments, mainly consisting of prepaid taxes and RMB12.0 million of prepayment to purchase inventories and third party installers.

Our net cash used in operations was RMB2.7 million in the year ended December 31, 2007. It was primarily derived from our loss before income tax of RMB5.9 million, adjusted for non-cash amortization and depreciation of RMB0.2 million, which was further adjusted by (i) a RMB5.7 million increase of provision for loss contracts relating to a loss-making EMC we entered into in 2007, (ii) a RMB6.9 million decrease in inventories, (iii) a RMB4.3 million increase in trade and other receivables, prepayments and finance lease receivables, and (iv) a RMB8.5 million increase in trade and other payables. The increase in trade and other receivables, prepayments and finance lease receivables primarily consists of the amounts due from Shanghai Nobao and our prepayments to Shanghai Nobao in connection with our sales and purchase of HVAC equipment.

Investing Activities

Net cash used in investing activities was RMB7.1 million (US$1.0 million) in the quarter ended March 31, 2010, primarily reflecting a payment of RMB4.5 million (US$0.7 million) for the land use rights relating to our Jiangxi facility and payments of RMB2.6 million (US$0.4 million) for the purchase of property, plant and equipment related to our Jiangxi facility.

Net cash used in investing activities was RMB26.3 million (US$3.9 million) during the year ended December 31, 2009, primarily reflecting a payment of RMB1.1 million (US$0.2 million) for the land use rights relating to our Jiangxi facility, a payment of RMB10.0 million (US$1.5 million) as consideration in connection with our acquisition of Shanghai Nobo in March 2008, the cash outflow of RMB7.5 million (US$1.1 million) in connection with our disposal of Shanghai Nobo in December 2009 and payments of RMB7.7 million (US$1.1 million) for the purchase of property, plant and equipment related to our Jiangxi facility.

Net cash used in investing activities was RMB17.3 million during the year ended December 31, 2008, as compared to RMB0.05 million during the year ended December 31, 2007. Net cash used in investing activities during the year ended December 31, 2008 primarily reflected our payments of RMB13.5 million of consideration for our acquisition of Jiangxi Nobao, RMB2.0 million for the purchase of land use rights for our Jiangxi facility and RMB1.8 million for the purchase of property, plant and equipment for our Jiangxi facility and our Shanghai headquarters in the year ended December 31, 2008.

Financing Activities

We did not conduct any financing activity in the quarter ended March 31, 2010. As a result, we did not generate any cash from financing activities in this quarter.

Net cash generated from financing activities totaled RMB172.1 million (US$25.2 million) in the year ended December 31, 2009, which reflected proceeds from our issuance of a convertible bond, Series A preferred shares and warrants to CEF, as well as Jiangxi Nobao’s receipt of a loan (with an interest rate equal to 80% of the rate charged by the PRC’s commercial banks to enterprises) from an entity affiliated with a local government authority that matures in December 2010, partially offset by our repayment of a promissory note we issued to Carlyle Asia Growth Partners IV, L.P., or Carlyle, and the issuance costs of our preferred shares and warrants in 2009.

Net cash generated from financing activities totaled RMB12.9 million and RMB34.2 million in the year ended December 31, 2007 and 2008, respectively. Net cash generated by financing activities in 2008 reflected RMB34.2 million in proceeds we received from a promissory note we issued to Carlyle. Such promissory note had a fixed interest rate of 8% per annum and was due to mature on the 180th day after the written repayment notice from its holder. We repaid this promissory note in February 2009. Net cash generated by financing activities in 2007 reflected RMB10.0 million of contributed capital of Shanghai Nobo Commerce & Trade Co., Ltd., which we acquired in March 2007 and spun off in December 2009, and a RMB2.9 million loan Jiangxi Nobao received from a local government authority.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with our purchase of property, plant and equipment for our Jiangxi facility and our headquarters in Shanghai. Our capital expenditures totaled RMB0.05 million, RMB1.8 million and RMB7.7 million (US$1.1 million) in 2007, 2008 and 2009, respectively. We intend to fund our capital expenditures with existing cash balances, additional financing activities and the anticipated proceeds from this offering.

Contractual Obligations

A summary of our contractual obligations as of December 31, 2009 is as follows:

	Payment Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In RMB millions)

Purchase obligations (capital commitment)	11.1	11.1	—	—	—
Short-term debt obligations	5.0	5.0	—	—	—
Long-term borrowings	—	—	—	—	—
Operating lease obligations	1.3	1.3	—	—	—
Interest payments on short-term debt obligations	0.2	0.2	—	—	—

Total	17.6	17.6	—	—	—

In 2009, Jiangxi Nobao borrowed RMB5.0 million (US$0.7 million) from an entity affiliated with a local government authority, which had an annual interest rate of approximately 4.3% in 2010. This loan is repayable on December 31, 2010 and is collaterized by Jiangxi Nobao’s land use rights with respect to a piece of land with a total area of 213,333 square meters. This loan was our only borrowing as of December 31, 2009.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified within the shareholders’ equity, or that are not reflected in our combined or condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any uncombined or unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Holding Company Structure

We are a holding company and conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of Shanghai Nuoxin and Jiangxi Nobao is required to set aside a portion of their respective after-tax profits each year to fund a statutory reserve and to further set aside a portion of its after-tax profits to fund an employee welfare fund at the discretion of the board or directors or the management. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not allowed to be distributed as cash dividends except in the event of liquidation of these subsidiaries.

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk

Our primary interest rate risk arises from long-term trade receivables and certain borrowings, which bear fixed rates and expose us to the fair value interest rate risk. Certain of our borrowings bear variable rates which may expose us to cash flow interest rate risk. We are currently not engaged in any interested rate hedging activities.

Foreign Exchange Risk

Substantially all of our revenues are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of convertible bonds, Series A preferred shares and warrants, as well as the proceeds from this offering, and the Euro and U.S. dollar denominated purchase prices that we are obligated to pay for the components of GSHP modules that we purchase from third parties. We believe that we currently are not exposed to significant direct foreign exchange risk and have not engaged in any foreign currency hedging transaction.

Fluctuations in exchange rates, particularly among U.S. dollars, Euros and RMB, affect our gross and net profit margins and could result in foreign exchange and operating losses. In addition, the value of your investment in our ADSs will be affected by the foreign exchange rate among U.S. dollars, Euros and RMB because the value of our business is effectively denominated in RMB and a substantial portion of our costs and expenses is denominated in Euros, while the ADSs will be traded in U.S. dollars. The value of the RMB against the U.S. dollar, Euros and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars and Euros, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to achieve policy goals. Since reaching a high against the U.S. dollar in July 2008, the RMB has traded within a narrow range against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB-denominated cash amounts into U.S. dollar amounts for the purpose of making dividend payments on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the amount of U.S. dollars available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively, and decreased 0.7% in 2009.

Recent Accounting Pronouncements

New and amended standards, and interpretation of existing standards effective in 2009 and the quarter ended March 31, 2010 and relevant to us

IFRS 7 ‘Financial Instruments — Disclosures’ (amendment) — effective January 1, 2009.  The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, the amendment does not have any impact on our combined statement of comprehensive income.

IAS 1 (revised).  ‘Presentation of financial statements’ — effective January 1, 2009.  The revised standard prohibits the presentation of items of income and expenses (that is, ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity in the statement of comprehensive income. As a result, we present in the combined statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the combined statement of comprehensive income. Comparative information has been re-presented so that it also is in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, the amendment does not have any impact on our financial position and performance.

IFRS 1 (amendment) ‘First time adoption of IFRS’, and IAS 27 ‘Consolidated and separate financial statements’ (effective from January 1, 2009).  The amended standard allows first-time adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. The amendment also removes the definition of the cost method from IAS 27 and replaces it with a requirement to present dividends as income in the separate financial statements of the investor. The amendment does not have any impact on our combined financial statements.

IFRS 2 (amendment), ‘Share-based payment’ (effective January 1, 2009) deals with vesting conditions and cancellations.  It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services; they would not impact the number of awards expected to vest or valuation thereof subsequent to the grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. We have adopted IFRS 2 (amendment) from January 1, 2009. The amendment does not have a material impact on our financial position and performance for the years presented, as we had no share-based payment in such periods.

IAS 23 (amendment), ‘Borrowing costs’ (effective from January 1, 2009).  The amendment requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs is removed. We have applied IAS 23 (amendment) from January 1, 2009 and the adoption of IAS 23 (amendment) has not had any material impact on our combined financial statements.

IFRS 8, ‘Operating segments’ (effective January 1, 2009).  IFRS 8 replaces IAS 14, ‘Segment reporting’, and requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. As our management considers our business as a single segment, the adoption of this standard has not had any material impact on our combined financial statements.

IAS 32 (amendment), ‘Financial instruments: Presentation’, and IAS 1 (Amendment), ‘Presentation of financial statements’ — ‘Puttable financial instruments and obligations arising on liquidation’ (effective from January 1, 2009).  The amended standards require entities to classify puttable financial instruments and instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation as equity, provided the financial instruments have particular features and meet specific conditions. We have adopted the IAS 32 and IAS 1 (Amendment) from January 1, 2009. The amendment has not had any material impact on our combined financial statements.

IAS 20 (amendment), ‘Accounting for government grants and disclosure of government assistance’ (effective from January 1, 2009).  The benefit of a below market rate government loan is measured as the difference between the carrying amount in accordance with IAS 39, ‘Financial instruments: Recognition and measurement’, and the proceeds received with the benefit accounted for in accordance with IAS 20. The amendment has not had any material impact on our combined financial statements.

IFRIC 15, ‘Agreements for construction of real estates’ (effective from January 1, 2009).  The interpretation clarifies whether IAS 18, ‘Revenue’, or IAS 11, ‘Construction contracts’, should be applied to particular transactions. It is likely to result in IAS 18 being applied to a wider range of transactions. The adoption of IFRIC 15 has not had any material impact on our combined financial statements.

Certain amendments to existing standards pursuant to IASB’s Annual Improvements Project published in May 2008:

•	IAS 23 (amendment), ‘Borrowing costs’ (effective from January 1, 2009). The definition of borrowing costs has been amended so that interest expense is calculated using the effective interest method defined in IAS 39 ‘Financial instruments: Recognition and measurement’. This eliminates the inconsistency of terms between IAS 39 and IAS 23. This amendment has not had any material impact on our combined financial statements.

•	There are a number of minor amendments to IFRS 7, ‘Financial instruments: Disclosures’, IAS 8, ‘Accounting policies, changes in accounting estimates and errors’, IAS 10, ‘Events after the balance sheet date’ and IAS 18, ‘Revenue’, which has not had any material impact on our combined financial statements.

IAS 1 (amendment), ‘Presentation of financial statements’.  The amendment is part of the IASB’s annual improvements project published in April and May 2009. The amendment provides clarification that the potential settlement of a liability by the issuance of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. We adopted IAS 1 (amendment) from January 1, 2010 and the adoption of this amendment did not have a significant impact on our condensed consolidated financial statements.

IAS 17 (amendment), ‘Classification of leases of land and buildings’ (effective from January 1, 2010).  The amendment deleted the specific guidance regarding the classification of leases of land in order to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating, using the general principles set forth in IAS 17. This amendment should be applied retrospectively to existing leases if the necessary information is available at the inception of the lease. Otherwise, land leases should be reassessed on the date of adoption of the amendment. We adopted IAS 17 (amendment) from January 1, 2010 and the adoption of this amendment did not have a significant impact on our condensed consolidated financial statements.

IFRS 2 (amendments), ‘Group cash-settled share-based payment transactions’ (effective from January 1, 2010).  In addition to incorporating IFRIC — Int 8, ‘Scope of IFRS 2’, and IFRIC — Int 11, ‘IFRS 2 — Group

and treasury share transactions’, the amendments expand the guidance set forth in IFRIC 11 to address the classification of group arrangements that were not covered by the interpretation. We adopted IFRS 2 (amendment) from January 1, 2010 and the adoption of this amendment did not have a significant impact on our condensed consolidated financial statements.

New and amended standards, and interpretation to existing standards relevant to us, but were not effective and not early adopted by us as of March 31, 2010

The following are the new and amended standards and interpretation to existing standards relevant to us but not effective and not early adopted by us. We are analyzing the potential impact from these new and amended standards and interpretation to existing standards.

IFRIC 19 ‘Extinguishing financial liabilities with equity instruments’ (effective from July 1, 2010).  The interpretation requires a gain or loss to be recognized in profit or loss when a liability is settled through the issuance of the entity’s own equity instruments. The amount of the gain or loss recognized in profit or loss will be the difference between the carrying value of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments cannot be reliably measured then the fair value of the existing financial liability is used to measure the gain or loss. We expect to apply the interpretation from January 2011.

IFRS 9 ‘Financial Instruments’ (effective from January 1, 2013).  The standard provides classification and measurement of financial assets, introducing the following changes:

•	Introduces a single model that has only two classification categories: amortized cost and fair value, which are driven by the entity’s business model for managing the financial assets and the contractual characteristics of the financial assets.

•	Removes the requirement for separating embedded derivatives from financial asset hosts, and requires a hybrid contract to be classified in its entirety at either amortized cost or fair value.

•	Prohibits reclassifications except in rare circumstances when the entity’s business model changes and the changes apply prospectively.

•	Provides specific guidance on contractually linked instruments that create concentrations of credit risk, which is often the case with investment tranches in a securitization.

•	Indicates that all equity investments should be measured at fair value. However, the management has an option to present unrealized and realized fair value gains and losses on equity investments that are not held for trading.

•	Removes the cost exemption for unquoted equities and derivatives on unquoted equities but provides guidance on when cost may represent an appropriate estimate of fair value.

We expect to apply the above standard from January 2013.

Amendment to IFRIC 14 ‘IAS19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ (effective from January 1, 2011).  This amendment will affect a relatively small number of companies which (a) have a defined benefit pension plan that is subject to a minimum funding requirement under local legislation, and (b) have prepaid (or expect to prepay) the minimum funding requirement in respect of future employee service, leading to a pension surplus. We currently do not have any defined benefit plans.

IAS 24, ‘Related party disclosures’ (effective from January 1, 2011).  The amendment removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities, and clarifies and simplifies the definition of a related party. The amended definition means that some entities will be required to make additional disclosures. For example, a subsidiary is now required to disclose transactions with an associate of its parent. An entity that is controlled by an individual that is part of the key management personnel of another entity is now required to disclose transactions with that second entity. We expect to adopt IAS 24 (amendment) from January 1, 2011.

OUR CORPORATE HISTORY AND STRUCTURE

We are a holding company incorporated in the Cayman Islands and conduct our business through our operating subsidiaries in China. We own 100% of the equity interest of our operating subsidiaries through Eastern Well Holdings Limited, or Eastern Well, an intermediate holding company incorporated on January 24, 2007 under the laws of Hong Kong, with no significant assets or operations of its own.

On December 11, 2007, Shanghai Nobo Commerce & Trade Co., Ltd. (previously known as Shanghai Nobo Energy Technology Co., Ltd.), or Shanghai Nobo, was established as a limited liability company in Shanghai and commenced its operations as a provider of GSHPs. In May 2008, Shanghai Nobo became a wholly owned subsidiary of Eastern Well pursuant to an equity interest purchase agreement dated March 5, 2008. On December 31, 2009, all equity interests in Shanghai Nobo were transferred to Easy Victory Holdings Limited, a party not affiliated with us. Since the completion of such transfer, Shanghai Nobo is no longer a member of our listing group.

Our production facility, Jiangxi Nobao Electronics Co., Ltd., or Jiangxi Nobao, was initially established as a limited liability company in Jiangxi Province, China on April 5, 2005 by Bright Praise Holdings Limited, or Bright Praise, a limited liability company incorporated under the laws of Hong Kong and was beneficially owned by Mr. Kwok Ping Sun, or Mr. Sun, our chairman and chief executive officer. In April 2008, all equity interests in Jiangxi Nobao held by Bright Praise were transferred to Eastern Well pursuant to a share transfer agreement dated March 28, 2008, and consequently, Jiangxi Nobao became our wholly owned subsidiary.

Our primary operating subsidiary, Nuoxin Energy Technology (Shanghai) Co., Ltd., Shanghai Nuoxin, was established as a limited liability company in Shanghai on November 28, 2008 by Eastern Well and it is currently 100% owned by Eastern Well.

On June 18, 2009, pursuant to a series A preferred share purchase agreement, dated June 18, 2009, Eastern Well issued a total of 49,064,800 series A preferred shares to China Environment Fund III, L.P., or CEF, and also issued to CEF a warrant to purchase up to 24,532,400 series A preferred shares. Each series A preferred share can be converted into one ordinary share. CEF exercised this warrant on October 5, 2009 and received an additional 24,532,400 series A preferred shares, holding a 33.5% equity interest in Eastern Well on an as-converted basis.

On December 15, 2009, Mr. Sun transferred 7,296,760 ordinary shares of Eastern Well to Wide Safety International Limited, or Wide Safety, a Hong Kong company wholly owned by Mr. Jin Hua Ren, after which Wide Safety holds 3.3% equity interest in Eastern Well.

We undertook a separate restructuring in anticipation of our initial public offering and became the ultimate holding company upon completion of a one-for-one share exchange with the existing shareholders of Eastern Well on January 15, 2010. The exchange was for all shares of equivalent classes that these shareholders previously held in Eastern Well.

On April 8, 2010, Mr. Sun transferred 2,743,820 of our ordinary shares to CEF in connection with the termination of two option agreements among Mr. Sun, CEF and our company dated January 15, 2010, and transferred his remaining 135,894,620 ordinary shares to Tai Feng Investments Limited, or Tai Feng, a British Virgin Islands holding company wholly owned by him.

On April 19, 2010, we effected a share split whereby all of our 14,593,520 issued and outstanding ordinary shares of a par value of US$0.001 per share and 7,359,720 series A preferred shares of a par value of US$0.001 per share were split into 145,935,200 ordinary shares of a par value of US$0.0001 per share and 73,597,200 series A preferred shares of a par value of US$0.0001 per share, respectively, and the numbers of our authorized ordinary shares and series A preferred shares were increased from 40,000,000 and 10,000,000, respectively, to 400,000,000 and 100,000,000, respectively.

The following diagram illustrates our current corporate structure:

(1)	Wholly owned by Mr. Kwok Ping Sun, our founder, chairman and chief executive officer.

INDUSTRY

Concept of GSHP and its Application in Europe and the U.S.

Ground source heat pump, or GSHP, is a technology that utilizes the energy captured in the ground to provide central heating, cooling and hot water to buildings. Sources of geothermal energy include original formation of the earth (such as the heat in the core of the earth), radioactive decay of underground minerals, as well as solar energy arriving on the earth, of which approximately 47% is captured by the ground surface. The temperature underground is relatively stable throughout the year, and is typically higher than the air temperature in winter and lower than the air temperature in summer. GSHPs provide winter heating by extracting heat from the ground and transferring it to the building. In the summer, the process can be reversed, with the heat pump extracting heat from the building and transferring it to the ground, thereby cooling the building. Heat pumps typically require only 20% to 25% of electricity to produce 100% of the energy for heating, cooling and the production of hot water. If combined with electricity generated from renewable energy sources such as wind, hydro or solar, GSHP systems can be a totally renewable source of energy.

GSHP was first introduced in the early 20th century. Given the initial high costs of early GSHP systems and the relatively low cost of energy, the systems were not considered for widespread use until the first energy crisis in the early 1970s. Following the energy crisis, which led to increased awareness of energy efficiency, the benefits of GSHP technology became more highly valued, and companies began to research, manufacture and install GSHP systems primarily in the U.S. and Europe. Due to the above factors and increased government regulations targeting energy efficiency in buildings, the adoption of GSHP increased. Many countries have issued laws and regulations on energy consumption and pollution, with European countries such as Switzerland, Sweden and Austria promoting heating and refrigeration technology utilizing geothermal energy by providing subsidies and favorable policies.

Geothermal energy has a number of advantages compared to other types of renewable energy such as solar energy, wind energy, tidal energy and hydropower. The geothermal energy utilized by GSHP systems does not require extra infrastructure, as the energy stored in the ground does not have to be delivered but is “produced” on site. Furthermore, renewable energy sources such as wind and solar are not as stable as heat stored in the ground, primarily because distributions of sunshine and wind are uneven around the world, and utilization of such forms of energy is subject to, among other things, changes in weather. In addition, according to the Roland Berger Report, unlike geothermal energy used in GSHP systems, the capacity factor (meaning the ratio of the actual energy produced in a given period to the theoretical maximum possible) for renewable energy sources such as solar, hydro and wind are approximately 20%, 27% and 31%, respectively, which is significantly below that of geothermal energy which ranges from 80% to 90%. Therefore, by utilizing geothermal energy, GSHP systems can provide more stable and efficient heating and cooling solutions.

As a result of the energy efficiency and environmental benefits, GSHP systems are widely used in Europe and the U.S. for heating and/or cooling in residential, public and commercial buildings. According to estimates of the Energy Information Administration, the U.S. Department of Energy and the European Heat Pump Association, the total annual sales of the GSHP market in Europe and the U.S. for 2002 through 2008 were as follows:

Figure 1-1 GSHP Sales in Europe and the U.S. (US$ in Millions)

Source: Roland Berger, China GSHP Market Research 2009

Current Status and Outlook of China’s GSHP Market

The History and the Overall Market Size of GSHP in China

GSHPs emerged in China in 1997 when the U.S. and PRC governments signed a joint cooperation agreement on the development of the GSHP market in China. Since then, the adoption of GSHP systems has increased, primarily because China has experienced accelerated urbanization over the last decade with strong growth in construction and building floor area. In addition, as China continues to develop, its energy consumption is expected to continue to increase significantly. In 2008, China was the second largest energy consuming country in the world. In response, the Chinese government has focused both on increasing energy supply and enhancing energy efficiency. The Chinese government has promulgated several policies and other measures to encourage the development of energy-saving products and technologies, and new energy sources, such as GSHP. Local governments have also introduced specific policies and measures which support the development of GSHP technology.

As of December 31, 2008, there were an estimated 7,000 GSHP systems installed in mainland China. serving 110 million square meters of floor area in China after growing at a compound annual growth rate, or CAGR, of 54% from 2005 to 2008 as illustrated in Figure 1-2 below.

Figure 1-2 Floor Area with GSHP systems (Unit: million square meters)

Source: Roland Berger, China GSHP Market Research 2009

Despite the significant growth, GSHP application in China remains low in both new buildings and existing buildings. The penetration rate of GSHPs in newly constructed buildings in 2008 was only 4.4% whereas the penetration rate in existing building stock as of December 31, 2008 was only 0.5%. As set forth in Figures 1-3 and 1-4 below, penetration rates in some European countries and the U.S. for 2008 ranged from 3% to 19% for existing buildings and 18% to 97% for newly constructed buildings, implying, among others, significant growth potential for the GSHP industry in China. The Roland Berger Report estimates that GSHP penetration rate in new buildings in China will reach 9% in 2015 and 16% in 2020.

Figure 1-3 Penetration Rate of Existing Buildings as of December 31, 2008	Figure 1-4 Penetration Rate of New Buildings in 2008

Source: Roland Berger, China GSHP Market Research 2009

According to the Roland Berger Report, the following advantages of GSHP systems over conventional HVAC systems will contribute to the expected significant increase of the penetration rate of GSHP systems in the Chinese HVAC market:

•	GSHP systems can provide heating, cooling and hot water in one system, and are suitable for various public, commercial and residential buildings;

•	GSHP systems are also more efficient than conventional heating and air-conditioning technologies: they can produce 200% - 400% more energy than they consume, and release significantly less carbon dioxide or other pollutants than conventional HVAC systems servicing the same amount of indoor space;

•	GSHP systems typically require significantly less labor for daily operations and maintenance than conventional HVAC systems;

•	GSHP systems generally require less space than conventional HVAC systems servicing the same amount of indoor space; and

•	with all components situated either under the ground or indoor, GSHP systems usually have long life expectancy of over 20 years; the underground components are typically expected to last for up to 50 years and the components installed indoor (such as heat pumps) are typically expected to last for up to 30 years.

Market Drivers

In recent years, the GSHP market in China has seen tremendous growth. The three principal drivers of growth in the GSHP market are: large and growing building market, rising energy prices and favorable government policies.

Large and Growing Building Market

We view our principal market to be the existing building stock that is currently serviced by conventional HVAC systems, as well as the new building market.

China is one of the world’s largest construction markets. By the end of 2008, the existing building floor space in urban China was approximately 18.3 billion square meters, 6.1 billion square meters of which were non-residential buildings. Total building floor area in urban China is expected to increase to 19.0 billion square meters in 2009 and 19.7 billion square meters in 2010, and further increase to 27.8 billion square meters in 2020. HVAC systems have been installed in various types of non-residential buildings, such as offices, public buildings, industrial complexes, hotels, and other commercial buildings.

This huge existing floor space implies a significant growth opportunity for GSHPs retrofitting projects since traditional HVAC systems that were installed 10 to 15 years ago are about to reach the end of their designed life expectancy. According to the Roland Berger Report, the potential addressable market for retrofitting using GSHP systems as of 2008 at current cost level was approximately US$20 billion. The penetration rate of GSHP systems in existing buildings is expected to grow significantly over the next decade due to, among others, increased awareness of the benefits of GSHPs. An important concern for customers with existing buildings to upgrade HVAC systems is the possible disruption that may cause to their operations as well as the cost associated with the purchase of new equipment. Most companies in this industry do not have the ability to help customers switch from conventional HVAC systems to GSHP systems without significant disruption.

Rising Energy Prices

Following the rapid industrialization of China, the National Development and Reform Commission is working on changing its energy pricing policy to follow the market price of resources, which is likely to result in increased energy costs. With increasing costs for heating, cooling and hot water, real estate developers, building owners and tenants are looking for cheaper, more energy-efficient HVAC systems. The GSHP industry is well positioned to take advantage of this trend as GSHP systems can offer substantial energy savings for its customers, by replacing conventional HVAC systems which are less energy-efficient than GSHP systems.

According to the Roland Berger Report, buildings accounted for 27.5% of total energy consumption, while heating, cooling and hot water accounted for 55.0% of the energy consumption by buildings in China in 2008. In commercial buildings, heating, cooling and hot water typically account for a much higher proportion of building energy consumption due to the extended operating hours of their HVAC systems.

China was the largest national emitter of carbon dioxide, or CO2, in 2008. The Chinese government has therefore put a strong emphasis on clean energy development in its RMB4.0 trillion (US$586.0 billion) stimulus package launched in 2008, and in particular targeted the infrastructure and environmental protection projects. We believe significant savings on building energy consumption could be realized in the coming decade through increased application of GSHPs in both existing and new buildings.

Favorable Government Policies

The Chinese government has taken steps to reduce energy consumption to both improve environmental conditions and support sustainable economic growth. The GSHP industry has benefited from the laws, regulations and policies introduced by the central government and local governments under the 11th five-year plan aimed at stimulating the use of renewable energy. Government incentives, including incentives for energy auditing and promoting green technologies and products, are becoming increasingly common for heat pump projects. Energy conservation incentives have been granted by both national and local governments. Examples of these laws and policies include without limitation, the December 2009 Amendment to the Renewable Energy Law of the PRC which requires power grid companies to procure power generated from renewable sources at the price determined by the price department of the State Council, the original Renewable Energy Law, the Decision About Strengthening Energy Saving Tasks From the State Council and the Tentative Measures on Administration of Special Fund on the Implementation of Construction with Renewable Energy.

Local governments have also offered subsidies and other support for energy efficient or environmentally friendly technologies, some of which were targeted at GSHPs. For example, the Shanghai Municipal Government promulgated the Measures for the Implementation of Special Support on Energy-saving Retrofitting Projects, which provides a credit of RMB300 (US$44.0) for every ton of standard coal saved for projects saving more than 500 tons of coal every year and RMB50 (US$7.3) per square meter for GSHP projects. In addition, Shenyang, a large city in northern China, issued a set of Implementation Guidelines for Full-scale Promotion and Application of the GSHP System in 2006, which prioritizes the installation of GSHP systems for heating in buildings, unless geological conditions do not allow.

The policies and measures described above were the first to be promulgated that focus exclusively on “energy efficiency in buildings,” or EEB. Given the critical issues with respect to energy consumption and environmental conservation in China described above, however, we expect both the Chinese central and local governments to consider additional EEB measures in the future. We believe this would mean greater business opportunities for the GSHP sector due to greater demand for GSHP solutions and increased government subsidies for GSHP systems.

On April 6, 2010, the Several Opinions on Accelerating the Development of Contractual Energy Management and Promoting Energy Saving Service Industry, or the April 2010 Opinions, jointly formulated by the National Development and Reform Commission, or the NDRC, the Ministry of Finance, or the MOF, the People’s Bank of China, and the State Administration of Taxation, or the SAT, was approved and circulated by the State Council. The April 2010 Opinions call for, among others, the Chinese government authorities to give certain preferential tax treatments to companies engaged in energy management and energy saving service businesses and their customers. The preferential tax treatments contemplated in the April 2010 Opinions include a provisional exemption from business tax, an exemption from value-added tax in connection with the transfer of assets used in “contractual energy management,” a three-year exemption from the EIT from the first year when the project generates operating revenue, followed by a 50% reduction of the EIT for an additional three years. The April 2010 Opinions also provide that detailed measures for implementing these preferential tax policies should be separately issued by the MOF and the SAT, together with the NDRC and other relevant government authorities. Although relevant government authorities have not announced the detailed implementation guidance yet, we believe the issuance of the April 2010 Opinions demonstrates favorable government support for the business of energy management and energy saving service and is expected to bring about significant relief to the tax burdens of companies in energy management and energy saving services sectors in the future.

GSHP Industry Landscape

There are a number of companies in the GSHP industry providing different services ranging from manufacturing GSHPs to ongoing energy management. Historically, most of the companies have chosen to focus on a few segments of the industry, principally the manufacturing of discrete heat pumps or systems installation. The value chain for the GSHP industry primarily consists of the following four parts:

In general, since the specifications of the GSHP systems to be installed need to take into consideration the different design and construction features of new and existing buildings, they are typically designed to meet such different features. According to the estimates by the Chinese GSHP Association, there are approximately 1,000 enterprises actively involved in China’s GSHP market. Approximately 200 of them manufacture heat pumps and other related equipment. Most of the remaining are GSHP system installation companies.

GSHP enterprises can primarily be categorized into the following four business models:

•	Discrete heat pump manufacturers which focus solely on equipment manufacturing;

•	System installers which focus on the design and installation of heat pump equipment or a GSHP system;

•	Integrated manufacturers which focus on equipment manufacturing, project design and installation; and

•	Energy management solutions providers which focus on system design, equipment manufacturing and installation as well as providing maintenance services for customers over a multi-year period.

According to the Roland Berger Report, although there are a number of participants that address different parts of the value chain, there are few companies with fully vertically integrated business models. Moreover, as the market continues to experience strong growth, GSHP companies tend to remain focused on their core businesses and current positions in the value chain, with the leading companies not actively pursuing vertical integration. GSHP system installers are typically strong at system design and construction or installation, but have limited or no manufacturing facilities or capabilities and, as a result, are unlikely to expand upstream. Large GSHP manufacturers are generally well-established companies that manufacture both GSHPs and other HVAC equipment, and do not have GSHP system design expertise or installation experience. System design and installation are critical to ensure proper functioning of GSHP systems, hence it is difficult for large GSHP manufacturers to pursue vertical integration. Integrated manufacturers have been principally focused on sales and construction of GSHP systems in new buildings, with limited or no involvement in providing energy management solutions to customers.

BUSINESS

Overview

We are a leading provider of fully-integrated clean energy management solutions in China utilizing ground source heat pump, or GSHP, technologies. We offer integrated energy management solutions for buildings primarily through energy management contracts, or EMCs, by designing, manufacturing and installing GSHP heating, ventilation, air-conditioning and hot water supply systems, or GSHP systems, as well as providing post-installation maintenance services typically over 10 to 20 years. We believe our fully-integrated solutions typically can save 50% to 70% of energy consumption compared to conventional fuel- and electricity-based heating, ventilation, air conditioning and hot water systems, based on data from three EMC projects installed by us and which have been in operation for over a year.

Our GSHP solutions utilize renewable energy stored beneath the earth’s surface, thereby significantly reducing energy consumption and greenhouse gas emissions as compared to conventional fuel- and electricity-based heating, ventilation and air-conditioning systems, or HVAC systems. Our systems are based on our proprietary control software and system architecture which we believe differentiate our solutions from those offered by our competitors. As a result, we are able to replace the conventional HVAC systems in a wide variety of existing buildings without causing business interruptions, allowing us to become an early mover to address China’s substantial building retrofit market, which we believe many of our competitors are unable to address.

Under the EMC model, we provide upfront design, procurement, manufacturing and installation of the GSHP systems and long-term maintenance services to our customers. Our customers pay for our solutions in the form of fixed or variable monthly fees, or the energy management fees, over the period of the contract, which is typically lower than their actual or projected energy costs for operating conventional HVAC systems. We are responsible for all costs incurred in connection with the design, procurement, manufacturing and installation of the GSHP systems. We are also typically responsible for all or substantially all of the electricity costs for operating the GSHP systems as well as maintenance costs over the contract period after the completion of installation. We believe our EMC model is highly appealing to our customers as it allows customers to pay for the GSHP systems over the contract term and largely eliminate the initial procurement cost for the GSHP systems. In addition, the EMC model provides us with long-term recurring cash flows over the contract period. We also derive revenues from the design, sales and installation of GSHP systems without post-installation maintenance services, which we refer to as the engineering, procurement and construction model, or the EPC model.

We commenced operations in June 2007, initially using GSHP modules sourced from a European manufacturer. In the fourth quarter of 2009, we began manufacturing our own modules in our facilities located in Gongqing City, Jiangxi Province, or the Jiangxi facility. We design our modules to address the specific needs of the Chinese market. We believe we are well positioned to offer our customers greater functionality in a cost-effective manner using our own module.

As of March 31, 2010, we had entered into 16 EMCs, covering gross floor areas, or GFAs, of 964,501 square meters. Our cumulative installed GFAs as of March 31, 2010 representing the GFAs of buildings where we had completed installation work and prorated GFAs of partially installed buildings, were 410,278 square meters.

We have experienced significant growth in our business since we commenced operations. Our total revenues increased from RMB3.8 million for the year ended December 31, 2007 to RMB39.7 million for the year ended December 31, 2008 and to RMB165.2 million (US$24.2 million) for the year ended December 31, 2009. Our total revenues for the quarter ended March 31, 2010 were RMB69.0 million (US$10.1 million), compared to total revenues of RMB17.0 million for the same quarter in 2009. For the year ended December 31, 2009, we incurred a net loss of RMB326.5 million (US$47.8 million), which included net finance costs of RMB379.6 million (US$55.6 million) primarily relating to the fair value change with respect to our series A preferred shares, warrants and convertible bond. For the year ended December 31, 2008, we had a net profit for the year of RMB7.4 million compared to a net loss of RMB4.5 million for the year ended December 31, 2007. For the quarter ended March 31, 2010, we incurred a net loss of RMB1,485.0 million (US$217.6 million), which included a net finance cost of RMB1,479.6 million (US$216.8 million) relating to the fair value change of our series A preferred shares and share-based compensation charges of RMB33.4 million (US$4.9 million) with respect to the share

options we granted in March 2010. Assuming the offering price of US$      per ADS (with each ADS representing the right to receive           ordinary shares), the mid-point of the initial public offering price range shown on the cover of this prospectus, we expect to incur additional finance costs of RMB           million (US$           million) with respect to the fair value change of our series A preferred shares in the quarter ending June 30, 2010.

Our Strengths

We believe the following competitive strengths have enabled us to take advantage of the market potential in China and have allowed us to compete successfully:

Early entrant and leader in providing GSHP clean energy management solutions to China’s large stock of existing and new buildings market

According to the Roland Berger Report, we are a leading provider of fully integrated clean energy solutions to buildings in China by utilizing GSHP technologies, and one of the few providers in China that utilizes the EMC model as the core business. As the market for clean energy solutions in China is fast growing, we believe that being an early entrant combined with integrated business solutions and an innovative business model have enabled us to successfully penetrate our target market and establish us as a leading provider. As of March 31, 2010, we had entered into 16 EMCs, covering GFAs of 964,501 square meters. Our cumulative installed GFAs, representing the GFAs of buildings that we had completed installation work and prorated GFAs of partially installed buildings, were 410,278 square meters as of March 31, 2010.

China is one of the world’s largest and fastest-growing building construction markets with 18.3 billion square meters of existing building floor areas in urban areas as of December 31, 2008, which is expected to increase to 27.8 billion square meters by 2020. Of the 18.3 billion square meters of building floor areas, 6.1 billion square meters were non-residential buildings. Energy consumption by buildings accounted for approximately 27.5% of China’s total energy consumption in 2008, making it one of the largest categories of energy consumption in China. Heating, cooling and hot water accounted for approximately 55.0% of the energy consumption by buildings in China in 2008. The substantial majority of existing buildings utilize conventional HVAC systems, providing us with a large potential market to penetrate, and a market within which we believe we possess a competitive advantage.

Proprietary control software and system architecture providing efficient energy savings

Our chairman and chief executive officer, Mr. Kowk Ping Sun, spent a number of years researching GSHP-related technologies before our inception. We believe our proprietary control software and system architecture differentiate our solutions from those offered by our competitors. Due to these features, we believe our solutions can typically save between approximately 50% to 70% on energy consumption for heating, cooling and hot water compared to conventional HVAC and hot water systems, based on data from three EMC projects installed by us and which have been in operation for over a year. Listed below are several of our proprietary control software and system architecture of our systems:

•	Parallel Operation. Our ability to provide GSHP systems based on a set of parallel-connected GSHP modules has significantly expanded the working capacity and increased the energy efficiency of our systems, allowing us to serve stand-alone buildings with significantly larger GFAs. Further, because each parallel-connected GSHP module has an independent control system, we can adjust our systems’ working capacity to meet our customers’ actual HVAC needs, which fluctuate due to temperature change and change in occupancy, and the possible failure of one module will not affect the operation of the entire system. As a result, we believe our systems are more reliable and energy efficient than conventional HVAC systems and other GSHP systems that are not operated in a parallel-connected manner. As the sizes of our GSHP modules are smaller than those required by conventional HVAC systems, our GSHP modules require much less indoor space than conventional HVAC systems.

•	Seamless Conversion. Our proprietary control software and system architecture allow our customers to seamlessly switch to our systems from their existing conventional HVAC systems without causing business interruptions. We believe this feature, combined with the parallel operation feature, distinguishes us from our competitors, provides us with a competitive advantage to address the large potential market for replacing conventional HVAC systems in existing buildings, and greatly enhances the acceptability of our solutions to potential customers, such as hotels, hospitals and department stores, whose business depends heavily on round-the-clock operation of HVAC systems.

•	Concurrent Heat Recycling and Re-Allocation. In addition to providing heating and cooling solutions, our systems also provide hot water by recycling the residual heat generated by our GSHP modules during summer and diverting excess heat generated by GSHP modules during winter to concurrently heat water, effectively eliminating our customers’ need for separate fuel- or electricity-powered boiler furnaces.

•	GSHP Systems Monitoring. Through software and computer network technologies, we are able to monitor our GSHP systems. We install temperature sensors at the outlet terminals of our systems to acquire data to be analyzed by our computer programs. We believe this monitoring feature enables us to operate our GSHP modules to operate on an as-needed basis, which in turn helps optimize energy usage and save energy cost.

Provider of fully integrated GSHP clean energy management solutions

Unlike many of our competitors in China, we offer fully-integrated energy management solutions primarily by designing, manufacturing and installing GSHP systems, as well as providing post-installation maintenance services typically over 10 to 20 years. Our engineering and design team and our manufacturing department work closely together to optimize product design and manufacturing processes and develop systems meeting our customers’ needs. As a result of our ability to deliver fully-integrated solutions and our seamless conversion feature, we are able to replace the conventional HVAC systems in a wide variety of existing buildings without causing business interruptions. We believe our fully-integrated approach allows us to:

•	address China’s substantial existing building market;

•	lower procurement costs and our dependency on third-party GSHP module suppliers through the use of self-manufactured GSHP modules;

•	create a more efficient workflow, reduce our delivery time and improve our quality control through in-house design and manufacturing; and

•	continue to improve our product design based on our on-site installation and operation experience.

In particular, the successful installation of GSHP systems requires strong project design capabilities. We have an in-house team who specialize in GSHP project design, which we believe many of our competitors in China, as well as traditional building design firms, do not possess. Supported by various climatical, architectural and geological data we have collected in the course of our operations, we are able to optimize the design of our GSHP systems to achieve significant energy savings and adapt to a wide range of existing and newly built buildings, and to different types of geological conditions. Further, since the fourth quarter of 2009, we have shifted rapidly to incorporating our self-manufactured GSHP modules in our systems. We consider our manufacturing capability a competitive advantage because it helps reduce our procurement cost and enables us to better design our equipment to meet the climate, geological conditions and architectural features of our customers.

Innovative business model that capitalizes on energy savings enjoyed by customers and fosters long-term business relationships

According to the Roland Berger Report, we are one of the few providers in China that utilize the EMC model as the core business. We believe we are well-positioned to capture new business opportunities by leveraging our EMC model. As most of our monthly energy management fees are fixed under the EMC model, the more energy cost-savings our systems can provide, the more economic benefits we can derive from such savings.

The EMC model provides a number of benefits to our business over the long term, including:

•	making our solutions more attractive to customers as they allow our customers to pay for the GSHP systems over the terms of the EMCs, and largely eliminates the initial procurement cost for the GSHP systems;

•	providing us with stable, predictable, and recurring cash flows during the life of the EMCs; and

•	establishing a long-term relationship with our customers.

We have entered into long-term EMCs with a number of customers in China’s hotel, commercial retailing, real estate development, industrial parks and other related sectors, providing us with the reputation, industry knowledge and technical expertise that we can leverage in marketing to other customers. These existing relationships also help us create a referral network, which affords us opportunities to work on building energy management solutions on different types of structures that we can subsequently adapt for other customers. In addition, we believe our long-term relationships with our customers allow us to better direct our engineering and design efforts to effectively market our solutions.

Entrepreneurial and experienced management team coupled with strong technological and execution capabilities

Our seasoned management team has successfully expanded our business operations and increased our revenue through organic growth. Mr. Kwok Ping Sun, our chairman and chief executive officer, has over 20 years of experience in automated control systems and over seven years of experience in the GSHP area in China as well as Europe. Recently, Mr. Arthur Wong and Dr. Jian Xiong joined us as our chief financial officer and vice president, respectively. Mr. Wong has over 25 years of experience with an international accounting firm and served as chief financial officer of a chemical and alternative energy product company prior to joining us. Dr. Xiong has extensive working experience with Chinese government institutions and served as the president of a district branch of a commercial bank in Shanghai prior to joining us. Our senior management team, which consists of both local and international talents, is supported by a team of experienced engineers and professionals who have worked for many years in related sectors. The development of our strong senior management team has been further facilitated by our cohesive and team-oriented corporate culture and efficient management structure.

Our Strategies

Our objective is to become the leading provider of GSHP clean energy management solutions for buildings in China and potentially other markets. To achieve this objective, we intend to focus on our core competencies by continuing to provide innovative solutions to meet our customers’ needs. We plan to continue to grow our business by pursuing the following strategies:

Further penetrate and expand our target markets

We intend to focus on expanding our customer base to maintain our leading market position in China, where the volume of existing and new buildings offers a large and fast-growing market opportunity for us. We intend to leverage our EMC model and our proprietary control software and system architecture to focus our marketing efforts on large and high-profile companies in the hotel, commercial retailing, real estate development, industrial parks and other related sectors. We intend to continue to focus on opportunities offered by China’s large stock of existing commercial buildings. From our roots in Shanghai, we have expanded the geographic location of our projects to other Chinese provinces. We plan to continue to expand within China and, over time, selectively enter other Asian regions and North America where we believe we can achieve similar or higher energy-saving rates for customers.

Continue to increase the efficiency of our systems and processes

We will further leverage the expertise derived from our design and implementation process to tailor solutions meeting different needs of our customers. We are also further refining our systems to enhance the energy efficiency of our solutions.

We continuously review and revisit each stage of our production, installation and maintenance processes to achieve higher productivity and energy savings. We intend to continue to actively manage our operating costs and increase the energy savings of our solutions to improve our operating margins. We plan to achieve this goal through the following measures:

•	further improving our self-manufactured GSHP modules;

•	further increasing the use of GSHP modules manufactured by us to lower equipment costs for our EMC projects; and

•	developing and using innovative technologies to lower manufacturing, installation and maintenance costs.

Make further investments in talent to support our business growth

To optimize our project execution capabilities and support our growth objectives, we intend to hire additional skilled and experienced engineering and construction project management personnel. We also intend to hire and retain additional management, sales and service personnel with customer and industry knowledge. As there is a limited supply of experienced professionals in the field of GSHP systems in China, we will also continue to build a strong management and engineering team from our in-house talent. We will continue to leverage our design and engineering team and external resources to provide training programs for our employees.

Further expand our solutions capability through complementary acquisitions

We intend to leverage our experience in GSHP systems and our market position to identify and acquire complementary businesses. In addition, we may seek to acquire businesses that will enable us to tap into new geographic areas with desirable growth potential for GSHP solutions. We plan to evaluate strategic acquisition opportunities that we believe will further enhance our market leadership while also providing an attractive return on investment. When evaluating potential acquisition targets, we will consider factors such as market position, growth and earnings prospects, ease of integration, location and compatibility with our existing business.

Our GSHP Systems

The central component of the systems we provide to our customers is the GSHP, an electrically powered system that uses the earth’s relatively constant temperature to provide heating, cooling, and hot water for residential and commercial buildings. Like a refrigerator or air conditioner, a GSHP system uses a heat pump to force the transfer of heat. Heat pumps can transfer heat from a cool space to a warm space, against the natural direction of flow, or they can enhance the natural flow of heat from a warm area to a cool one. The core of the heat pump is a loop of water pumped through a vapor-compression refrigeration cycle that moves heat. A GSHP system exchanges heat with the earth, which is much more energy-efficient than conventional HVAC systems because underground temperatures are more stable than air temperatures through the year and, as a result, the earth is cooler than outdoor air in summer and warmer in winter.

GSHP systems can be categorized as having closed or open loops. A closed loop system can be installed vertically or horizontally underground while an open loop system, although it can be installed in the same way, requires a water source such as a lake or pond. The type chosen depends on the available land area and the geological conditions at the installation site. Because the vast majority of our systems are installed in buildings located in urban areas with limited land area and an insufficient supply of surface or underground water, the GSHP systems we install utilize vertical closed loop systems. For our closed loop systems, water is circulated through polyethylene pipes, or PE pipes, with a length ranging from 100 to 120 meters, vertically buried beneath the earth’s surface. The PE pipes buried underground are U-shaped so that the water used in our systems is physically separated from natural underground waters. During the winter, the water collects heat from the earth and carries it through the system and into the building. During the summer, the system reverses itself to cool the building by pulling heat from the building, carrying it through the system and placing it in the ground. The operation of our vertical closed-loop GSHP system is depicted in the graphics below:

The preparation and installation process of our GSHP systems typically involves the following three steps:

•	Design, Procurement and Manufacturing. Prior to installation, our engineering team will conduct a feasibility study with respect to the building in which our systems will be installed. Most of the buildings of our customers are suitable for our vertical closed loop GSHP systems. Following the feasibility study, our engineering team will prepare an installation project design based on the specifics of the building. The data we collect to prepare the design typically include the building’s floor area, architecture structures, underground space, nature of the underground earth and typical outdoor and indoor temperatures in summer and winter. Our engineers will also calculate the necessary workload capacity and the corresponding GSHP modules necessary to provide such workload capacity. Our project design also includes the number, length, caliber and layout of the PE pipes to be buried beneath the ground. Based on the project design we prepare for each customer, we procure or manufacture GSHP modules that meet the specific requirements in accordance with such design.

•	Drilling and Piping. Typically, a GSHP system servicing 1,000 square meters of indoor space requires approximately 4,000 meters of PE pipes to be installed under the ground, occupying approximately 120 square meters of land space. These PE pipes are buried in approximately ten piping wells with a depth of 100 to 120 meters drilled by specialized drilling equipment. Such piping wells are typically located under a nearby parcel of land, such as gardens, playgrounds and parking lots, where there is no construction above it. Recently, we have developed the capability to bury our PE pipes alongside the underground pillars simultaneously with the construction of a new building, eliminating the need for additional underground space for drilling and piping. The buried pipes are U-shaped and inter-connected above the ground, allowing water to flow through each of them. The space between each piping well is typically three to five meters. We outsource the drilling and piping work to third-party contractors, who are also responsible for the purchase of the PE pipes designated by us. To ensure our installation projects are performed in accordance with our quality standards, we have a project manager and an engineer on site to supervise and guide the installation process. The PE pipes we use in our projects have a designed useful life of 50 years.

•	Indoor Installation. The indoor installation of our system consists of two components: installation of the GSHP modules and installation of fan coil units that transmit heated or cooled air to buildings. Compared to conventional HVAC systems, the size of the GSHP modules we use are relatively small. They can be typically installed in the basement or a control room within the building. The fan coil units used on our GSHP systems are substantially the same as those used on conventional HVAC systems and therefore are readily available. For projects where we replace conventional HVAC systems with our GSHP systems, we can use the existing fan coil units without significant alteration. In order to monitor the systems, we install temperature sensors at the air blowing terminals. The indoor installation is outsourced to third-party contractors under our guidance and supervision. After the indoor installation is completed, the GSHP modules will be connected to the underground pipes at one end and to the fan coil tubes at the other end in order for the HVAC system to function.

The time required for our installation process depends on the complexity of the building structure, the land and geological formation, the weather during the installation period and the availability of space for us to conduct drilling and piping. For the projects we completed in the year ended December 31, 2009, the time needed to install our GSHP systems typically ranged from two to four months.

The installation of our GSHP systems is affected by weather conditions. For example, in Shanghai and many northern cities in China, we may be unable to conduct any outdoor installation work, such as drilling and piping, when the temperature drops below zero degrees Celsius which generally occurs in the first and fourth calendar quarters. Further, the Chinese New Year holiday typically falls between late January and February of each year and as a result, installations may progress more slowly in the first calendar quarter. See “Risk Factors — Risks Related to Our Company and Our Industry— Our business is subject to seasonality, which may cause our revenues and operating results to vary significantly from quarter to quarter and from year to year, which may cause volatility in the price of our ADSs.”

Our Solutions

EMC Model

We provide our solutions primarily through the EMC model. Under the EMC model, we provide upfront design, procurement, manufacturing and installation of the GSHP systems and long-term maintenance services to our customers. Our customers pay for our solutions in the form of fixed or variable energy management fees over the period of the contract, which is lower than their actual or projected energy costs for operating conventional HVAC systems. We are responsible for all costs incurred in connection with the design, procurement, manufacturing and installation of the GSHP systems. We are also typically responsible for all or substantially all of the electricity costs for operating the GSHP systems as well as maintenance costs over the contract period after the completion of installation. The term of the energy management contract is typically 10 to 20 years, during which time we retain the legal ownership of the GSHP systems. Upon the expiration of the term of the EMC, our customers assume legal ownership of the GSHP systems.

The energy management fees we charge our customers are typically fixed and represent a portion of their existing HVAC expenses or prospective HVAC expenses if they had elected to use conventional HVAC systems. For most of the energy management contracts we entered into before August 2009, we are partially responsible for the increased costs of operating the GSHP systems due to increases in electricity prices during the contract period. In contracts we entered into after August 2009, the energy management fees generally may be increased if the electricity price increases. By comparing our lower energy management fees to our customers’ costs associated with existing or prospective conventional HVAC systems, we believe it highlights the economic benefits of our EMC model and incentivizes our customers to accept our solutions. In determining the energy management fees, we also consider the condition of a customer’s premises, the initial costs of our systems and the estimated energy savings as compared to their actual or projected spending on conventional HVAC systems. Because a building’s HVAC usage is usually proportionate to its floor area serviced by its HVAC system, we typically measure monthly energy management fees on a per square meter basis.

Before entering into an energy management contract with a customer, we also take into consideration a number of other factors, including the potential customer’s industry profile and financial background, geological and architectural features of the property, the usage of the property, the ownership of the property and the size of the project.

We prepare a project proposal detailing the technical specifications, such as the necessary workload capacity, the GSHP module configuration and the required length of underground pipes. Once the contract is signed, our engineering team is responsible for the implementation of the installation project. We handle the project design internally and outsource the drilling, piping and interior installation to third-party contractors engaged by us under separate subcontracting arrangements. After a GSHP system is installed and delivered to our customers, we begin to receive the monthly energy management fee in accordance with the EMC. Under these EMCs, if a customer breaches the contract, we have the right to remove the systems installed on its property and typically have the right to claim for all losses and damages incurred by us. As of the date of this prospectus, none of our customers has been late in paying its energy management fee for over one month.

During the period of an EMC, our engineers conduct monthly on-site maintenance and inspection of the systems. Because almost all of the parts of our systems are either buried underground or installed inside of buildings, they are exposed to limited wear-and-tear. As a result, our systems require minimal maintenance during their operation. Currently, none of the GSHP systems installed by us have required major repair work outside the scope of routine maintenance.

EPC Model

As a complement to our solutions provided under the EMC model, we also provide design, sales and installation without post-installation maintenance services under our EPC model.

Upon the completion of a project under the EPC model, our customers pay us for the equipment and the design and installation services and take immediate ownership of the GSHP systems. Similar to the EMC model, we provide project design and outsource the drilling, piping and interior installation to third-party contractors engaged by us under separate subcontracting arrangements.

Our customers under the EPC model are typically large-scale corporations or government-owned entities with ample financial resources to purchase our GSHP systems. The aggregate price of our GSHP systems under the EPC model is typically higher than those of conventional HVAC systems. However, we expect our customers to recoup their investments through lower electricity, operating and maintenance cost savings achieved by our systems over the long term.

Our Projects

Selected Installed Projects

A Hotel Project with GFAs of 25,000 Square Meters

This project is for a four-star hotel located in Shanghai, China and its buildings were initially built in 1960s. It is one of our first HVAC replacement projects completed under the EMC model. Our HVAC replacement work commenced in December 2007 and was completed in May 2008.

The GSHP system we installed for this hotel included 22 sets of parallel-connected GSHP modules, each having an independent control system, which support its heating and cooling needs with GFAs of over 25,000 square meters. As a result of the seamless conversion feature of our systems, we were able to complete the installation without disruption to the hotel’s then existing HVAC services, thus ensuring the continuity of its business operations during the installation period.

The following table is a comparison of the energy expenses for operating the GSHP system we installed for the hotel with its previous conventional HVAC and boiler systems.

	(Unit: RMB in thousands per year, except percentage)

Annual Total Energy Expenses of Heating, Cooling and Hot Water:
The Hotel’s Original HVAC System(1)	2,886
Our GSHP System	822
Cost Saving from Using Our System (%)	2,064	(71.5%)

(1)	Calculated by adding (i) the cost of electricity consumed by the customer for the operation of conventional HVAC system, which we estimated to be 70% of the total electricity consumed by the customer; and (ii) the cost of diesel used for the customer’s boiler system.

After the installation of our system, the hotel sold its traditional HVAC system and a number of its stand-alone air-conditioning units which were replaced by our system, and shut down its diesel-powered steam and hot water generation systems for winter heating, the heating system for its swimming pool and its hot water boiler. In addition, it removed a 3,000-gallon underground diesel tank for its previous diesel-based heating system and a roof-top cooling tower. Its original HVAC and boiler systems occupied a floor area of approximately 500 square meters, while our GSHP modules occupy approximately 60 square meters of floor area, allowing it to free up over 400 square meters of floor area for other uses, such as leasing to the third party as restaurant and refurbishment for additional guest rooms. Since our GSHP system requires less maintenance by the hotel, the hotel is able to reallocate its human resources and reduce salary costs accordingly.

A Hotel Project with GFAs of 10,000 Square Meters

This project is another hotel located in Shanghai and its building was built in 1934. Due to the limited spaces for drilling and piping, the GSHP system we installed for this hotel included six sets of parallel-connected GSHP modules and seven sets of air source heating pump modules, which support its heating and cooling needs with GFAs of over 10,000 square meters.

The following table is a comparison of the energy expenses for operating the GSHP system we installed for the hotel with its previous conventional HVAC and boiler systems.

	(Unit: RMB in thousands per year, except percentage)

Annual Total Energy Expenses of Heating, Cooling and Hot Water:
The Hotel’s Original HVAC System(1)	1,546
Our GSHP System	462
Cost Saving from Using Our System (%)	1,084	(70.1%)

(1)	Calculated by adding (i) the cost of electricity consumed by the customer for the operation of conventional HVAC system, which we estimated to be 70% of the total electricity consumed by the customer; and (ii) the cost of diesel used for the boiler system.

A Shopping Mall Project with GFAs of 3,000 Square Meters

This project is for a shopping mall located in Shanghai which sells home furnishing products. We installed two sets of parallel-connected GSHP modules for this project, which support its heating and cooling needs with GFAs of about 3,000 square meters.

As this shopping mall is newly built, the following table is a comparison of the actual energy expenses for operating the GSHP system we installed for the shopping mall with the estimated operating expenses based on our estimation had the shopping mall used a conventional HVAC system.

	(Unit: RMB in thousands per year, except percentage)

Annual Total Energy Expenses of Heating and Cooling:
Estimated Conventional HVAC System(1)	132
Our GSHP System	42
Estimated Cost Saving from Using Our System (%)	90	(68.2%)

(1)	Estimated based on an HVAC system design proposal prepared by the Chinese Architecture Design & Research Institute in Shanghai. This proposal was commissioned by us.

Procurement

While we have begun to rapidly incorporate our self-manufactured GHSP modules in our systems under the EMC model, a portion of the GSHP modules we install are procured from Dimplex based in Germany. Dimplex’s products are more suitable for the residential building market, while our larger capacity GSHP modules, such as modules with 280 kilowatt workload capacity, are typically used in large, commercial projects. As of March 31, 2010, 96.1% of our contracted GFAs under both the EMC and EPC models were expected to be used in commercial buildings, and the remaining in residential buildings. Since our inception, we have established a good relationship with Dimplex and we seek to retain such business relationship, so that we currently plan to continue to use GSHP modules procured from Dimplex for smaller, residential projects. See “Risk Factors — Risks Related to Our Company and Our Industry — Deterioration of the relationship with our major supplier may have a material adverse effect on our results of operations.”

For the GSHP modules manufactured by us in our Jiangxi facility, all of the components are widely available from established third-party vendors, many of which have manufacturing facilities in China. The key components used in the manufacturing of our proprietary GSHP modules are compressors, heat-exchanging equipment, control systems, four-way valves, fan coil units and PE pipes, which components are primarily supplied by Danfoss, Alfa Laval, Carel Industries S.r.l., Beijing HaiLin Auto Controls Equipment Co., Ltd., Zhejiang Sanhua Refrigeration Co. Ltd. and Shangfeng Pipes Co., Ltd., respectively. See “Risk Factors — We rely on a limited number of suppliers for the key components of our self-manufactured GSHP modules. If we cannot obtain sufficient components that meet our production standards at a reasonable cost or at all, our ability to provide our solutions, and thus our business, could suffer.”

Generally, we obtain components from our suppliers through purchase orders and supply contracts. The purchase order or supply contract specifies the price for the raw material or component and design-related specifications, if any. We usually pay 100% of the contract price to our suppliers prior to the delivery of the components.

We engage third-party contractors on a project-by-project basis to complete drilling and piping in accordance with our specifications and require them to use the components purchased from vendors designated by us. We contract with third-party installation companies to install the GSHP modules and fan coil units at designated locations in accordance with our instructions and specifications. In Shanghai, we maintain relationships with several project contractors and installers that are familiar with our systems, but currently do not have any exclusive arrangement with them. Before we engage a project contractor or installation company, we check its qualifications to ensure the quality of its work.

Manufacturing

We commenced operations in June 2007, initially providing HVAC solutions for buildings in China solely using GSHP modules sourced from Dimplex. In the fourth quarter of 2009, we shifted rapidly to incorporating our self-manufactured GSHP modules into our systems. We consider our manufacturing capability a competitive advantage over our competitors because it helps reduce our procurement cost and enables us to better design our equipment to tailor to the climate, geological conditions and architectural features of our customers’ properties.

The designed production capacity of our Jiangxi facility is 2,000 sets of GSHP modules per year. We started the construction of a new Jiangxi facility in July 2009. After this new facility is put in use, we expect our designed production capacity to reach 3,000 sets of GSHP modules per year within 2010. We believe our production capacity is adequate to meet our demand in the foreseeable future. Our Jiangxi facility primarily produces GSHP modules with 280 kilowatt workload capacity. The main manufacturing process of the GSHP modules is illustrated in the diagram below:

Customers

Our customers are mainly in the hotel, commercial retailing, real estate development, industrial park and other related sectors. All of our current customers are located in China. For the year ended December 31, 2008, our five largest customers, which collectively represented 75.8% of our total revenues, were Shanghai Industrial Hardware Co., Ltd., Shanghai Cypress Hotel, Shanghai Minhang Hotel, Shanghai Dahua Hotel and Shanghai Yongyuan Real Estate Co., Ltd. For the year ended December 31, 2009, our five largest customers, which collectively represented approximately 83.0% of our total revenues, were Shanghai Yibang Real Estate Co., Ltd., Shanghai Industrial Hardware Co., Ltd., Shanghai North Industrial Park, Shanghai Yongyuan Real Estate Co., Ltd. and Shanghai Tianma Country Club. These five customers individually accounted for 32.8%, 23.1%, 13.7%, 9.1% and 4.4%, respectively, of our total revenues for the year ended December 31, 2009. For the quarter ended March 31, 2010, our five largest customers, which collectively represented approximately 96.0% of our total revenues, were Shanghai Yibang Real Estate Co., Ltd., Shanghai Xingguo Hotel, Shanghai Zhabei Culture Center, Shanghai Industrial Hardware Co., Ltd. and Shanghai Baoshan Temple. These five customers individually accounted for 86.2%, 4.3%, 3.0%, 1.3% and 1.1%, respectively, of our total revenues for the quarter ended March 31, 2010. Although we depend on a limited number of customers for a significant portion of our revenues, as most of our customers under the EMC and EPC models are non-recurring, we do not depend on any single customer in our business. See “Risk Factors — Risks Related to Our Company and Our Industry — We depend on a limited number of customers for a significant portion of our revenues and default in payment by any of these customers, particularly customers under the EMC model, may materially and adversely affect our liquidity, financial condition and results of operations.”

As of March 31, 2010, we had entered into 16 EMCs with our customers, covering GFAs of 964,501 square meters. The following table presents certain selected operating data relating to our EMC model for and as of the periods indicated.

	For and as of the Years
	Ended December 31,			For and as of the Quarters Ended March 31,
	2007	2008	2009	2009	2010

Contracted GFAs (in square meters)(1)	36,500	249,001	429,000	—	250,000
Cumulative installed GFAs(2)	1,500	86,176	313,835	135,118	410,278
Cumulative contracted but uninstalled GFAs(3)	35,000	199,325	400,666	150,382	554,222
Aggregate annual fees for new contracts (RMB in millions)(4)	5.0	30.6	37.1	—	15.0
Aggregate contract fees for new contracts (RMB in millions)(5)	68.8	386.3	817.3	—	300.8

(1)	Represents the GFAs of buildings serviced or to be serviced by our systems as provided in new EMCs we entered into in the periods indicated, regardless of whether we have commenced installation.

(2)	As of the end of each period.

(3)	Represents the difference between the cumulative contracted GFAs and the cumulative installed GFAs, both as of the end of such period.

(4)	Represents the aggregate amount of the annual energy management fees based on each new EMC we entered into in the periods indicated. Such amounts are different from the actual payments we received or will receive over the term of these EMCs, as actual payments are typically net of the electricity costs for operating the GSHP systems.

(5)	Represents the aggregate amount of the total energy management fees over the term of each new EMC we entered into in the periods indicated. Such amounts are different from the actual payments we received or will receive over the term of these EMCs, as actual payments are typically net of the electricity costs for operating the GSHP systems.

The energy management fees we charge our customers are typically fixed or variable with minimum usage requirements and are lower than their actual or projected energy costs for operating conventional HVAC systems. For most of the EMCs we entered into before August 2009, the energy management fees are not subject to adjustment. In contracts we entered into after August 2009, the energy management fees generally may be increased if the electricity price increases. In determining the energy management fees, we also consider the condition of a customer’s premises, the initial costs of our systems and the estimated energy savings as compared to their actual or projected spending on conventional HVAC systems. Because a building’s HVAC usage is usually proportionate to its floor area serviced by its HVAC system, we typically measure monthly energy management fees on a per square meter basis.

From time to time, we seek to enter into framework agreements with current and prospective customers. Currently, we have entered into an energy management cooperation framework agreement with Shanghai Jin Jiang International Hotels (Group) Company Limited, or Jin Jiang Group. Under the cooperation framework agreement with Jin Jiang Group, we plan to gradually provide our GSHP systems to replace the existing conventional HVAC systems in the star-rated hotels managed by it in a two- to three-year period. Although this framework agreement is not a binding commitment from our customer and there is no assurance that installation projects contemplated in this agreement will be carried out, we believe it helps us secure long-term relationships, build pipelines for our EMC business and strategically plan our manufacturing output in the next two to three years.

Sales and Marketing

We focus our marketing efforts on establishing business relationships and growing our brand recognition. This primarily involves meeting with owners of large commercial and residential real estate projects and participating in trade conferences. We focus our marketing efforts on large and high-profile companies in the hotel, commercial retailing, real estate development, industrial parks and other related sectors. Our senior management team, led by Mr. Kwok Ping Sun, our chairman and chief executive officer, has managed our sales and marketing activities and maintained direct relationships with our major customers.

Engineering and Design

Our engineering and design activities are led by Mr. Kwok Ping Sun, our chairman and chief executive officer, who started his research on GSHP-related technologies before our inception in 2007. Currently, our engineering and design team consists of GSHP system engineers, electrical engineers, production process specialists and information technology specialists.

We believe that in order to maintain and enhance our margins and remain competitive, we must continually invest in engineering and design for new solutions, improvements in our processes and additional specialized customer services. Our engineering and design efforts emphasize finding new solutions and processes that will increase the energy efficiency of our systems and meet the needs of customers, including those located in our targeted growth areas. For example, as a result of our systems’ parallel operation and seamless conversion features, we are able to replace the conventional HVAC systems already in service in a large number of existing buildings without causing significant interruption of our customers’ business operations. Further, we have developed a concurrent heat recycling and re-allocation functionality that allows our systems to recycle the residual heat generated by GSHP modules during summer and divert part of the unused heat generated by GSHP modules during winter to concurrently heat water, effectively eliminating our customers’ need for separate fuel- or electricity-powered boiler furnaces.

Intellectual Property

We currently rely exclusively on trade secrets and other similar protections to protect our intellectual property. Since we elect not to patent our GSHP-related intellectual property, we utilize confidentiality procedures and contractual provisions to protect our proprietary control software and system architecture in connection with the design, installation, manufacture and management of GSHP systems. All of our key employees are required to execute confidentiality and non-compete/non-disclosure agreements with us. Additionally, access to the proprietary data is limited to our key engineering and technical staff in order to prevent unintended disclosure or improper usage of the data. See “Risk Factors — Risks Related to Our Company and Our Industry — We rely on trade secrets to protect our proprietary know-how and our failure to adequately protect them may materially and adversely affect our business, financial condition, results of operations and prospects.”

We have obtained the registered trademark of “ ” which is classified under registered trademark categories of home electronic appliances and corporate services in China. In addition, we have applied for trademark registration of the “ ” and “Econobao” brands and logos which are classified under registered trademark categories of building construction and maintenance services in China.

Competition

The GSHP-related equipment market in China is highly fragmented and rapidly evolving. Although we believe that we are one of the few companies in China to utilize an EMC model to provide fully-integrated GSHP solutions as the core business, we compete with a variety of companies in the Chinese market. Our main direct competitors in providing GSHP systems under the EPC model in China are Mammoth (China) Ltd., Tsinghua Tongfang Artificial Environment Co. and WFI (China) Ltd. Additionally, there are numerous small- and medium-sized Chinese companies that provide GSHP-related design and installation services to customers in China and compete with our business under the EPC model. We believe most of our competitors are focusing on new building market, while we provide clean energy management solutions to both existing buildings already serviced by conventional HVAC systems as well as new buildings.

We may compete with future entrants to the GSHP market that offer new technological solutions or alternatives that have a higher energy-savings rate than our systems. We may also face competition from conventional HVAC systems manufacturers, such as Trane, Carrier, Daikin and Haier, several of which have announced their intention to enter into the GSHP market. In addition, our current or future competitors may alone or together offer similar solutions or adopt a business model similar to our EMC model. See “Risk Factors — Risks Related to Our Company and Our Industry — If we fail to maintain or improve our market position or respond successfully to changes in the competitive landscape, our business, financial condition and results of operations may be materially and adversely affected.”

Employees

As of March 31, 2010, we had 116 employees: 41 of them are based in our offices in Shanghai and 75 of them are based in our Jiangxi facility. The following table sets forth the number of our employees in each of our areas of operations and as a percentage of our total workforce as of December 31, 2009:

	As of March 31, 2010
	Employees	%

Management, administrative and sales	42	36.2%
Engineering and design	34	29.3%
Manufacturing	40	34.5%

Total	116	100.0%

Our success depends on our ability to attract, retain and motivate qualified personnel. We offer our employees competitive compensation packages, various training programs and an environment that encourages self-development, and as a result, we have generally been able to attract and retain qualified personnel, and our core engineering and management teams have remained stable.

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

To enhance our employees’ performance, we have designed and implemented in-house training programs that are tailored to each employee’s job scope and responsibilities. Specific training is provided to new employees at orientation to familiarize them with our working environment. In addition, we provide our professional staff and technicians with specific training that focuses on their technical skills and qualifications to ensure that they are familiar with our know-how and products. We also encourage and sponsor our employees to attend necessary external training.

As required under PRC regulations, our PRC subsidiaries contribute to social insurance for their staff every month, including pension, medical insurance, unemployment insurance, occupational injuries insurance and childbirth insurance. The total amounts expensed under our employee benefit plans in 2008, 2009 and the quarter ended March 31, 2010 were RMB317,861, RMB931,119 (US$136,412) and RMB1.4 million (US$0.2 million), respectively. See “Risk Factors — Risks Related to Doing Business in China — Our current employment practices may be restricted under the Labor Contract Law of the PRC and our labor costs may increase as a result.”

Facilities

Our principal headquarters are located in Shanghai pursuant to a lease agreement that we entered into with Mr. Kwok Ping Sun. The leased property is an office building with a GFA of approximately 2,000 square meters. See “Related Party Transactions — Transactions with Certain Directors, Executive Officers, Shareholders and Affiliates — Lease of Office Building.”

Our Jiangxi facility, currently with two production lines and, as of March 31, 2010, 75 employees is located in Gongqing City, Jiangxi Province. We have a land use right for 50 years over one piece of land with a total area of 213,333 square meters, on which our Jiangxi facility is located. In order to expand our manufacturing capacity, we are in the process of constructing a new facility in the same city on another piece of land with a total area of 66,667 square meters, the land use rights of which will expire in 2059. We estimate the total expenditures for constructing this new facility to be RMB25.0 million (US$3.7 million), of which RMB5.7 million (US$0.8 million) had been paid by us as of March 31, 2010. Such expenditures are financed through our existing cash balance and the loan we borrowed from the local government in Jiangxi Province. We started the construction of this new facility in July 2009. We expect to complete the construction within 2010 and move our manufacturing operations into this new facility after its completion. We expect our designed annual production capacity to increase by 1,000 sets and reach 3,000 sets of GSHP modules after the new facility is put into use.

Insurance

We maintain a property insurance policy covering our equipment, facilities and inventory in our Jiangxi facility. The insurance policy covers losses due to fire, lightning and explosion. Insurance coverage for our inventory and fixed assets in our Jiangxi facility amounted to approximately RMB6.0 million as of January 1, 2010. We also require our subcontractors to maintain liability insurance policies covering any incidents, safety matters or work injuries of their staff at the site of work. We do not have any insurance coverage for the GSHP systems installed on our customers’ premises under our EMC model.

We purchase nationally mandated social insurance and accidental medical care insurance for our employees. We do not have product liability insurance coverage for bodily injuries and property damage caused by the products we have sold, supplied or distributed. We do not carry liability insurance for potential liabilities that may arise in the ordinary course of our business, and we do not maintain any insurance coverage for business interruption due to the limited availability of business interruption insurance in China.

We base our insurance coverage in part on the recommendations of an outside advisor. We consider our insurance coverage to be adequate and in line with other companies in China of similar size and in similar businesses. However, significant uninsured damage to any of our production facilities, equipment, GSHP systems we installed under the EMC model, office buildings or other assets, whether as a result of “Acts of God” or other causes, could have a material adverse effect on our results of operations. Further, similar to many Chinese companies, we do not have business interruption insurance to offset these potential losses and any interruption in our manufacturing operations or production and distribution processes. See “Risk Factors — Risks Related to Our Company and Our Industry — Our insurance coverage may be inadequate to protect us against losses.”

Legal Proceedings

We are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings that are likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

REGULATIONS

We operate our business in the PRC under a legal regime consisting of the State Council and several ministries and agencies under its authority, including the PRC Ministry of Commerce, or the MOFCOM, the Ministry of Finance, or the MOF, the State Administration for Industry and Commerce, or the SAIC, the State Administration of Foreign Exchange, or the SAFE, the National Development and Reform Commission, or the NDRC, the China Securities Regulatory Commission, or the CSRC, the Ministry of Housing and Urban-Rural Development, or the MOHURD, formerly the Ministry of Construction, or the MOC, the Ministry of Environmental Protection, or the MEP, and the State Administration of Taxation, or the SAT. From time to time, the State Council, the MOFCOM, the SAIC, the SAFE, the NDRC, the CSRC, the MOC, the MEP and the SAT issue regulations that apply to our business. Certain of these rules and regulations, such as those relating to tax, foreign investment, foreign currency exchange, dividend distribution, and regulation of foreign exchange in certain onshore and offshore transactions, may affect our shareholders’ rights to receive dividends and other distributions from us.

Renewable Energy Law and Other Related Government Directives

On February 28, 2005, the Standing Committee of the National People’s Congress of the PRC promulgated the Renewable Energy Law, which became effective on January 1, 2006 and was amended in December 2009. The Renewable Energy Law sets forth national policies to promote the development and utilization of renewable energy resources including ground source energy and other non-fossil energy. The Renewable Energy Law provides economic incentives, such as central government grants, preferential loans and tax preferences, for the development of renewable energy projects which fall within development guidance catalogues for renewable energy industries.

In November 2005, the NDRC issued the Catalogue for Guidance of Renewable Energy Industry Development, which contains nine categories of ground source energy related projects, including projects with respect to the development and utilization of ground source energy.

In May 2006, the MOF issued the Interim Measures on Special Fund Management for Development of Renewable Energy, pursuant to which, a special fund was set up by the Chinese government to provide assistance to the development and use of renewable energy resources, including the use of ground source energy to provide heating and cooling to buildings.

In August 2006, the MOC and the MOF jointly issued a directive with respect to the application of renewable energy in the construction industry, which seeks to expand the use of shallow-ground GSHP technology and products in residential and commercial buildings. This directive encourages and supports the application of GSHP-based heating and cooling technologies in various kinds of newly-built buildings as well as in the redevelopment projects of existing buildings in urban areas.

In September 2006, the MOF and the MOC jointly promulgated the Interim Measures for Administration of Special Funds for Application of Renewable Energy in Building Construction, which provides that the MOF will set up special funds to support the application of renewable energy in building construction in order to enhance building energy efficiency, to protect the ecological environment and reduce the consumption of fossil energy. Such special funds provide significant support for the application of shallow-ground GSHP systems in heating and cooling, hot water supply, lighting, and cooking in building constructions.

In July 2009, the MOF and the MOHURD jointly issued a directive to encourage the development of GSHP technologies and enhance the regulation on products using ground source energy in urban cities.

Energy Conservation Law and Other Related Government Directives

In April 2008, the amended PRC Energy Conservation Law came into effect. Among other objectives, the amended PRC Energy Conservation Law encourages the utilization and installation of renewable energy facilities in buildings for energy-saving purposes.

In July 2006, eight departments including the NDRC jointly issued the Circular on the Enforcement Regulations for Ten Major Energy Saving Projects of the Eleventh Five Year Plan, which recommends and encourages the adoption of GSHP-related technologies in China.

In August 2008, the State Council issued the Ordinance on Energy Saving in Civil Constructions, which encourages the utilization of ground source energy in newly-built and existing buildings.

In August 2008, the State Council issued the Ordinance on Energy Saving in Public Agencies, which emphasizes the responsibilities of public agencies to reduce energy consuming, and allows public agencies to adopt the EMC model, and to consign energy service agencies to assist energy consumers to carry out diagnoses, system design, financing, maintenance and energy-saving operation management.

On April 6, 2010, the Several Opinions on Accelerating the Development of Contractual Energy Management and Promoting Energy Saving Service Industry, or the April 2010 Opinions, jointly formulated by the NDRC, the MOF, the People’s Bank of China, and the SAT, was approved and circulated by the State Council. The April 2010 Opinions call for, among others, the Chinese government authorities to give certain preferential tax treatments to companies engaged in energy management and energy saving service businesses and their customers. The preferential tax treatments contemplated in the April 2010 Opinions include a provisional exemption from business tax, an exemption from value-added tax in connection with the transfer of assets used in “contractual energy management,” a three-year exemption from the EIT from the first year when the project generates operating revenue, followed by a 50% reduction of the EIT for an additional three years. The April 2010 Opinions also provide that detailed measures for implementing these preferential tax policies should be separately issued by the MOF and the SAT, together with the NDRC and other relevant government authorities.

Technical Code for GSHP System

In November 2005, the MOC and the State General Administration for Quality Supervision and Inspection and Quarantine jointly issued the Technical Code for GSHP Systems which was revised in June 2009. The code sets forth the industry standards for the installation of GSHP systems in and near buildings.

Construction Law and Relevant Regulation

In November 1997, the National People’s Congress promulgated the PRC Construction Law, which became effective on March 1, 1998. This law regulates all construction activities in China, including the drilling and piping work, as well as indoor installation of fan coil units, in connection with the installation of HVAC systems. According to the PRC Construction Law, a company must obtain a construction permit before it begins to perform drilling and piping work for HVAC system installation projects.

In July 2001, to implement the requirement under the PRC Construction Law, the MOC promulgated the Measures for the Permit of Project Construction. The regulation prescribes that constructing any project with a project investment amount of RMB300,000 (US$43,951) or more and with a construction area of 300 square meters or more requires a permit to undertake such construction. The regulation further provides that any failure to obtain a permit would result in the constructing entity being required to take rectification measures, including suspending the construction of the project, and pay administrative penalties of up to 2.0% of the contract price for the construction.

Regulations on Industrial Production Licensing

In July 2005, the State Council issued the Regulations on the Administration of Production License for Industrial Products, or the Production License Regulations, which came into effect on September 1, 2005. The Production License Regulations establish the production license system for the production of certain industrial products, provide for the procedures for obtaining a production license, and set out the legal liabilities for violation of the Production License Regulations.

According to the Production License Regulations, the PRC government implements a production license system in respect of companies manufacturing important industrial products such as heat pumps, water chillers and other air-conditioning apparatuses. The State Council will announce the categories of industrial products to which the production license system shall apply. Companies are not permitted to manufacture such products before they obtain a production license. Any company or individual may not sell or use such products without obtaining the necessary production licenses.

Environmental Regulations

Our manufacturing processes may generate noise, water waste, gaseous waste and other industrial waste. We are subject to a variety of governmental regulations related to environmental protection. The major environmental regulations applicable to us include the Environmental Protection Law of PRC, the Law of PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution, the Law of PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution, and the Law of PRC on the Prevention and Control of Noise Pollution.

The Environmental Protection Law, which came into effect on December 26, 1989, sets out the legal framework for environmental protection in the PRC. The purposes of the Environmental Protection Law are to protect and enhance the living environment, prevent and cure environmental contamination and other public hazards, and safeguard human health from pollution and other harm to the environment. The MEP implements uniform supervision and administration of environmental protection work nationwide and formulates the national waste discharge standards. According to the Environmental Protection Law, the relevant government authorities shall impose different penalties against persons or enterprises in violation of the Environmental Protection Law depending on the individual circumstances and extent of contamination. Such penalties include warnings, fines, imposition of deadlines for cure, orders to cease or to shut down operations, orders to re-install contamination prevention and cure facilities which have been removed or left unused and imposition of administrative actions against relevant responsible persons. Where the violation committed is serious, persons in violation may be required to pay damages to victims and persons directly responsible for such violation may be subject to criminal liabilities.

The Regulations on Administration of Environmental Protection of Construction Projects, which came into effect on November 29, 1998, regulates all environmental protection matters related to construction projects. According to the Regulations on Administration of Environmental Protection of Construction Projects, before we initiate any construction projects in our Jiangxi facility, we are required to perform an assessment on the impact to the environment of the proposed construction project and file such assessment with the local MEP for approval. Upon completion of the construction project, the environmental protection facilities and measures should be examined and accepted by the local MEP, so that such construction project will be permitted to be put into operation.

Regulations on Employment Contracts

The Labor Contract Law of the PRC was promulgated on June 29, 2007 and became effective on January 1, 2008. On September 18, 2008, the PRC State Council issued the PRC Labor Contract Law Implementing Rules, which became effective as of the date of issuance. The Labor Contract Law and its Implementing Rules govern the establishment of employment relationships between employers and employees, and the conclusion, performance, termination of, and the amendment to employment contracts. To establish an employment relationship, a written employment contract must be signed. In the event that no written employment contract was signed at the time of establishment of an employment relationship, a written employment contract must be signed within one month after the date on which the employer starts engaging the employee.

Regulations on Trade Secrets

The principal PRC laws and regulations relating to the protection of trade secrets include:

•	PRC Anti-unfair Competition Law of 1993;

•	PRC Criminal Law of 1997, as amended; and

•	Several Provisions on Prohibiting Infringements of Trade Secrets of 1998.

Under the PRC Anti-unfair Competition Law, trade secrets refer to technical and business information which is not known to the public, capable of bringing economic benefits to the information proprietor, and subject to confidentiality measures taken by the information proprietor.

Restrictions on Foreign Investment

The principal regulation governing foreign ownership of energy management businesses in China is the Foreign Investment Industrial Guidance Catalogue which was issued by the MOFCOM and the NDRC and became effective on December 1, 2007. Under this catalogue, our main business is in an industry that is currently permitted to be invested by foreign investors. Foreign investment in energy management business in China and GSHP manufacturing business are allowed subject to approval from the NDRC and the MOFCOM or the local counterpart authorized by them in accordance with the business scale and total amount of investment. The establishment of our Chinese subsidiaries was approved by the competent counterparts of the MOFCOM and each of our subsidiaries has obtained their respective foreign-invested enterprise approval certificate. Our investment in our subsidiaries and the equity transfers of our Chinese subsidiaries were also approved by such government authority and the relevant approval certificates have been renewed and registered accordingly.

Regulations on Foreign Currency Exchange and Dividend Distribution

Foreign currency exchange

The principal regulations governing foreign currency exchange in China are the Foreign Currency Administration Regulations of 1996, as amended. Under these regulations, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. However, conversion of the Renminbi for capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, is subject to approvals of and regulations by the SAFE or its local branches.

On August 29, 2008, the SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. The notice requires that RMB converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for in its business scope. In addition, the SAFE strengthened its oversight of the flow and use of RMB funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such RMB may not be changed without approval from the SAFE, and may not be used to repay RMB loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope.

The dividends paid by a subsidiary to its shareholders are deemed income of the shareholders and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996, foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap set by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant Chinese governmental authorities.

Dividend distribution

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law of 1986, as amended, and the Administrative Rules under the Foreign Investment Enterprise Law of 2001. Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of registered capital. These reserves are not distributable as cash dividends. Our Chinese subsidiaries, which are all foreign-invested enterprises, are restricted from distributing any dividends to us until they have met these requirements set out in the regulations.

According to the New EIT Law and its Implementing Rules effective as of January 1, 2008, dividends paid to a foreign enterprise that is not deemed to be a resident enterprise for Chinese tax purposes and dividends paid to this foreign legal person from business operations in China will be subject to a withholding tax at the rate of 10% unless it is entitled to reduction of such tax, such as in accordance with relevant tax treaties.

Under the New EIT Law and its Implementing Rules, if a company incorporated outside China has its “de facto management organization” located within China, the company would be classified as a resident enterprise and thus would be subject to an EIT rate of 25% on all of its income on a worldwide basis, with the possible exclusion of dividends received directly from another Chinese tax resident.

Regulations Relating to Employee Share Options

Pursuant to the Implementation Rules of the Administration Measure for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, and an implementation notice on the rule, issued in January and March 2007, respectively, by the SAFE, PRC citizens who are granted share options by an overseas publicly-listed company are required, through a PRC agent designated by such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options. PRC agents may be the subsidiary of such overseas publicly-listed company, trade union of any such PRC subsidiary having legal person status, a trust and investment company or other financial institution qualified to engage in assets custodian business. Such individuals’ foreign exchange income received from the sale of shares or dividends distributed by the overseas publicly-listed company must first be remitted into a collective foreign exchange account opened and managed by the PRC agent before distribution to such individuals in a foreign currency or in RMB. We and our PRC citizen employees who have been granted share options, or PRC optionees, will be subject to these rules when our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. However, as these rules have only been recently promulgated, it is currently unclear as to how these rules will be interpreted and implemented.

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

In October, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Vehicles, or Circular 75, which became effective as of November 1, 2005. According to Circular 75, a special purpose vehicle refers to an offshore company established or controlled by PRC residents for the purpose of carrying out capital financing with their assets or equity interests in PRC companies. Prior to establishing or assuming control of a special purpose company, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch. The circular applies retroactively. As a result, PRC residents who have established or acquired control of such special purpose companies that previously made onshore investments in China were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. These PRC residents must also amend the registration with the relevant SAFE branch in any of the following circumstances: (i) the PRC residents have completed the injection of equity investments or assets of a domestic company into the special purpose company; (ii) the overseas funding of the special purpose company has been completed; or (iii) there is a material change regarding the capital of the special purpose company.

In 2009, the SAFE issued an internal notice to its local branches on the operating rules with respect to the administration of foreign exchange under capital accounts. This internal notice provides for detailed operating processes and specific instructions for the SAFE registration under Circular 75. It also imposes obligations on onshore subsidiaries of overseas special purpose companies to coordinate with and supervise the beneficial owners of such special purpose companies who are PRC residents to complete the SAFE registration process. Under Circular 75 and relevant foreign exchange regulations, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including restrictions on the payment of dividends and other distributions to its offshore parent company and the capital inflow from the offshore entity, and may also subject the relevant PRC residents and onshore company to penalties under the PRC foreign exchange administration regulations. See “Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents may subject our PRC resident shareholders or us to penalties and limit our ability to acquire PRC companies or inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or otherwise adversely affect us.”

Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State Assets Supervision and Administration Commission, the SAT, the SAIC, the CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective on September 8, 2006. The New M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel, Commerce & Finance Law Offices, has advised us that, based on their understanding of current Chinese laws, regulations and rules, including the New M&A Rules and the CSRC procedures announced on September 21, 2006:

•	the CSRC currently has not issued any definitive rule or interpretation requiring offerings like this offering to be subject to this procedure;

•	the New M&A Rules do not require us to submit an application to the CSRC for its approval prior to the issuance and sales of our ADSs, or the listing and trading of our ADSs on the New York Stock Exchange; and

•	the issuance and sales of our ADSs and the listing and trading of our ADSs on the New York Stock Exchange do not conflict with or violate this new regulation.

See “Risk Factors — Risks Related to Doing Business in China — The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering; any requirement to obtain prior CSRC approval could delay this offering and failure to obtain this approval, if required, could have a material adverse effect on our business, results of operations and reputation, as well as the trading price of our ADSs, and could also create uncertainties for this offering. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.”

Taxation

Prior to January 1, 2008, foreign-invested entities established in China were generally subject to a 30% state and 3% local enterprise income tax rate. However, entities that satisfied certain conditions enjoyed preferential tax treatments. In accordance with the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise, effective until December 31, 2007, any foreign-invested manufacturing enterprise scheduled to operate for a period not less than ten years was entitled to a five-year enterprise income tax holiday from the first tax profitable year, with two years exempted from enterprise income tax and followed by three years of 50% tax rate reduction of enterprise income tax exempted from paying income tax in its first and second profit making years and is allowed a 50% reduction in its tax rate in the third, fourth and fifth years. As a result, Jiangxi Nobao had enjoyed a two-year exemption from EIT since its first tax profitable year, which was 2007.

In March 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008, and the State Council adopted the Implementing Rules. Both the New EIT Law and its Implementing Regulation became effective on January 1, 2008. The New EIT Law generally imposes a single uniform income tax rate of 25% on all Chinese enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. However, for those enterprises that were established before March 16, 2007 and were granted qualified tax holidays, such tax holidays shall continue to be enjoyed until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents, but where the tax holiday has not yet started because of a cumulative loss position, such tax holiday shall be deemed to commence from 2008, the first effective year of the New EIT Law. In addition, enterprises that were established and already enjoyed certain prescribed preferential tax treatment before March 16, 2007 will continue to enjoy the original preferential tax exemption or reduction until the expiration of the specified terms, except that the relevant exemption or reduction starts from January 1, 2008, if the first profitable year for the relevant enterprise is later than January 1, 2008. As a result, Jiangxi Nobao enjoyed the reduced tax rate of 12.5% for the calendar years 2009, 2010 and 2011, and from 2012, it could be subject to an income tax rate of 25%.

Under the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and replacement services, and the importation of goods into China are generally required to pay value added tax, or VAT, at a rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a partial or full refund of VAT that it has already paid or borne. Accordingly, we are subject to 17% VAT with respect to our sales of GSHP systems in China.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers.

Name	Age	Position/ Title

Kwok Ping Sun	45	Chairman of the Board and Chief Executive Officer
Shelby Chen	47	Director
Ping Song	35	Director and Vice President
Arthur Wong	50	Chief Financial Officer
Jian Xiong	46	Vice President
Tao Chen	36	Vice President
Jun Chen	50	Chief Technology Officer
David J. Schramm	60	Independent director appointee
Yi He	37	Independent director appointee

Kwok Ping Sun is our founder and has served as chairman of the board and chief executive officer since our inception in 2007. Prior to founding our company, Mr. Sun was responsible for the sales and marketing of electric heaters and small electric appliances at Shanghai Nobao Electric Appliance Co., Ltd. from June 2005 to December 2007. In 2003, Mr. Sun started his own research and development with respect to GSHP systems and has gained over seven years of experience in this area. From 1999 to 2002, Mr. Sun served as the general manager of Dynamic Co., Ltd. of Denmark and was responsible for developing wind power projects in China in cooperation with Vestas Wind Systems A/S. From 1994 to 1998, Mr. Sun was the general manager in charge of business investment at Wu Fong Investment Co., Ltd. of Denmark. Between 1983 and 1990, Mr. Sun worked as an official at customs, the publicity department and the foreign trade bureau of the City Government of Zhangjiagang, Jiangsu Province. Mr. Sun has over 20 years of experience in automated control systems through his experience described above as well as his experience as the general manager of Jiangsu Zhongwang Electronics Co., Ltd. between 1990 and 1993 and an engineer at Zhangjiagang Radio Factory between 1979 and 1982. Mr. Sun graduated from Suzhou Transportation Vocational College in 1985 and received an EMBA degree from Tsinghua University in 2006.

Shelby Chen has served as a member of our board of directors since 2009. Since 2007, he has been a partner of Tsing Capital, a venture fund management company that manages China Environment Funds, which are dedicated to cleantech investments in China. Mr. Chen also serves as board member of Beijing Sound-Puhua Technology Co., Ltd., Zhuhai Biofan Environmental Technology Co., Ltd., SureAuto Corporation and SunPreme Inc. From 2001 to 2007, Mr. Chen served as a vice president of Bocom Group responsible for investments and mergers and acquisitions. From 1999 to 2000, he served as a vice president of WI Harper Group in San Francisco responsible for venture capital investment and portfolio management. His previous professional experience also includes working for General Electric in China and DuPont in the U.S. and Hong Kong. Mr. Chen received his bachelor’s degree in engineering and completed a post-graduate program of International Trade and Finance from Tsinghua University of PRC.

Ping Song has served as a member of our board of directors since 2009. Prior to joining our company, he served as the head of the operations of the business banking section in Shanghai of Deutsche Bank AG, responsible for corporate finance, corporate operation and equity financing projects. From 2004 to 2006, he served as a manager of the business banking department of ABN Amro Bank N.V. From 2003 to 2004, he served as a director of Demai Investment Consulting Co., Ltd. Mr. Song received his bachelor’s degree from the University of Portsmouth of the United Kingdom in 1996 and attended a postgraduate study program on international finance at Shanghai University of Finance and Economics in 2003.

Arthur Wong has served as our chief financial officer since March 2010. Prior to joining our company, he served as the chief financial officer of Asia New Energy Holdings Pte. Ltd., a chemical and alternative energy product company with business operations in China. From July 1982 to May 2008, he worked for Deloitte Touche Tohmatsu, an international public accounting firm, in Hong Kong, San Jose and Beijing during different periods of time, and lastly as a partner of its Beijing office, assisting companies with their listings on stock exchanges in the

United States and Hong Kong and serving other local and multinational companies. Mr. Wong received a higher diploma of accountancy from Hong Kong Polytechnic University in 1982 and a bachelor’s degree in applied economics from the University of San Francisco in 1988. He is a member of the American Institute of Certified Public Accountants and the Hong Kong Institute of Certified Public Accountants.

Jian Xiong has served as our vice president since March 2010 and is responsible for operations and administration. Prior to joining our company, he served as the president of the Zhabei District Branch of Shanghai Rural Commercial Bank. From 2006 to 2009, Dr. Xiong worked in the Shanghai Zhabei District People’s Government as director of the Zhabei District Foreign Economic Commission, director of the Zhabei District Commission of Commerce, the Zhabei District Economic Commission and the Zhabei District Food Bureau, consecutively. From 2001 to 2006, he served as a department director of the General Office of Shanghai Municipal People’s Government. Dr. Xiong received his bachelor’s and master’s degrees from Wuhan University of Technology in 1984 and 1986, respectively, and his doctor’s degree in robotics and automation from St. Petersburg State Polytechnic University of Russia in 1991.

Tao Chen has served as our vice president since July 2009 and is responsible for general business development, overseeing our marketing activities and project management team activities. Prior to joining our company, he served as a freelance director of Linkwin Capital Inc., responsible for fund-raising and transaction execution. From November 2007 to December 2008, he was a senior account executive at Credit Suisse (HK) Ltd., Shanghai Representative Office. From 2006 to 2007, he was a department manager for business development at Deutsche Bank AG in China. From 2005 to 2006, he was a manager of the channel management department of Standard Chartered Bank in China. From 2003 to 2005, he was a consultant of Synapse Consulting BVBA of Brussels in Belgium. Mr. Chen obtained a bachelor’s degree in English language and literature from the Foreign Language School of Nanjing Normal University in 1998, a master’s degree in European integration economics from the Solvay Management School of Vriji University de Brussels of Belgium in 2002 and an MBA degree from Vlerick leuven Gent Management School of Belgium in 2004.

Jun Chen has served as our chief technology officer since February 2010 and is responsible for engineering and technology aspects of our GSHP systems. Mr. Chen joined our company in August 2008 and served as a manager of our technical services center and a manager of our engineering department. Mr. Chen has over 20 years of experience in design, conversion and construction of HVAC systems. From 2003 to 2008, he was the general manager of the engineering department of Shanghai Huihe Mechanical and Electrical Equipment Co., Ltd., where he was responsible for construction and conversion of HVAC systems for hotels, residential buildings and office buildings. From 1992 to 2003, he was the section chief of the HVAC Engineering Department of Shanghai Steel Co., Ltd. Mr. Chen received his junior college degree from Shanghai Jiaotong University in 1983 and another junior college degree from Shanghai Jing’an District Industrial University in 1986.

David J. Schramm will serve as our independent director, commencing upon the effectiveness of the registration statement of which this prospectus is a part. Mr. Schramm currently serves as chief executive officer of Maxwell Technologies, Inc, a U.S. public company which develops and manufactures energy storage and power delivery solutions. Previously, he spent 37 years serving at a series of senior management and engineering positions with General Motors and its primary tier I parts supplier, Delphi Automotive Systems. Before joining Maxwell, he was president and chief executive officer of EADS North America Defense Test and Services, the U.S. subsidiary of the corporate parent of Airbus, and immediately before that, from 2001 to 2006, he was president and chief executive officer of Arrowhead Products Corp. Mr. Schramm received his bachelor’s degree in chemical engineering from the Rose-Hulman Institute of Technology in Terre Haute, Indiana, in 1971, and a master’s degree in management from Stanford University in 1988.

Yi He will serve as our independent director, commencing upon the effectiveness of the registration statement of which this prospectus is a part. Mr. He has served as a manager of the Shanghai Branch of Barclays Bank since May 2008, responsible for onshore risk solution business, Renminbi trading and financing, investment banking and debt capital market origination activities. From 2001 to 2008, Mr. He was the general manager of the China assets department of Australia and New Zealand Banking Group Limited. Mr. He received his bachelor’s degree in engineering from East China University of Science and Technology in 1994 and his master’s degree in economics from Fudan University in 2001. He has been qualified as a certified public accountant of the PRC since 2002.

The address of our directors and executive officers is Building 4, No. 150 Yonghe Road, Shanghai, 200072, the People’s Republic of China.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess with such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	issuing authorized but unissued shares in the capital of our company and redeeming or purchasing outstanding shares of our company;

•	declaring dividends and other distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Committee of the Board of Directors

Prior to the completion of this offering, we intend to establish two committees under the board of directors: the audit committee and the compensation committee. We intend to adopt a charter for each of the two committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will initially consist of Yi He, David J. Schramm and Ping Song. Mr. Yi He will be the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that Yi He and David J. Schramm of the audit committee will be “independent directors” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual, or the New York Stock Exchange Manual and will meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit issues or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting separately and periodically with management, our internal auditor and independent registered public accounting firm.

Compensation Committee

Our compensation committee will initially consist of David J. Schramm, Yi He and Ping Song. David J. Schramm and Yi He will be “independent directors” within the definition set forth in Section 303A of the NYSE Listed Company Manual. David J. Schramm will be the chairman of our compensation committee initially. As one director serving on our compensation committee is not independent, we are relying on home country practice pursuant to the NYSE Listed Company Manual Section 303A.00 in lieu of the requirements of Section 303A.05 relating to our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to our compensation policies and the compensation of our directors; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to the board’s consideration and vote on such contract or transaction and subject to any separate requirement for Audit Committee approval under applicable law or the rules of the Stock Exchange.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to raise or borrow money and to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and to issue debentures, bonds and other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Terms of Directors and Executive Officers

Our executive officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office without cause by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director: (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or becomes of unsound mind.

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a conviction of a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time without cause.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with his or her employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulting from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques. Moreover, each of our executive officers has agreed (i) during the term of his or her employment with us and two years thereafter, not to, directly or indirectly, serve, invest or assist in any business that competes with our business or to engage in any marketing and selling activities for products that are the same as or similar to our products, provided that we agree to compensate them for a total amount equal to the greater of one month’s salary or the minimum amount of the compensation required by law upon the termination of their employment with us, and (ii) for a period of two years after the termination of their employment with us, not to solicit any of our officers, directors or employees.

Compensation of Directors and Executive Officers

In 2009, the aggregate cash compensation to our executive officers and directors was RMB1.4 million (US$0.2 million). Other than our 2010 Performance Incentive Plan, or the 2010 Plan, we had not adopted any equity incentive plan for our directors, officers or employees as of March 31, 2010. As of March 31, 2010, we had not set aside or accrued for pension or other retirement benefits for our executive officer or directors.

2010 Performance Incentive Plan

Our 2010 Plan was adopted by our board of directors in March 2010. The 2010 Plan is intended to promote our success and to increase shareholder value by providing additional means to attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors. As of April 19, 2010, we had granted options to purchase a total of 4,635,180 ordinary shares under the 2010 Plan. Under the 2010 Plan, we are limited to issuing options to purchase for no more than 5,000,000 ordinary shares. Options granted under the 2010 Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, where there is a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee.

Our board of directors, which administers the 2010 Plan, has wide discretion to award options. Subject to the provisions of the 2010 Plan, our board of directors determines who will be granted options, the type and timing of options to be granted, vesting schedules and other terms and conditions of options, including the exercise price. Any of our employees may be granted options. The number of options awarded to a person, if any, is based on the person’s potential ability to contribute to our success, the person’s position with us and other factors chosen by our board of directors. The number of options that vest for an employee in any given year is subject to performance requirements and evaluated by our human resources department.

Generally, to the extent an outstanding option granted under the 2010 Plan has not vested on the date the grantee’s employment by, or service with, us terminates, the unvested portion of the option will terminate and become unexercisable.

Our board of directors may amend or terminate the 2010 Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	the selling shareholders.

The calculations in the table below assume there are 219,532,400 ordinary shares outstanding as of the date of this prospectus, and      ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares				Ordinary Shares
	Beneficially Owned Prior		Ordinary Shares Being		Beneficially Owned After
	to this Offering		Sold in this Offering		this Offering(1)
	Number(2)	%(3)	Number(2)	%(3)	Number(2)	%(3)

Directors and Executive Officers:
Kwok Ping Sun(4)	135,894,620	61.9%
Shelby Chen	—	—
Ping Song	*	*
Arthur Wong	—	—
Jian Xiong	—	—
Tao Chen	—	—
Jun Chen	*	*
All Directors and Executive Officers as a Group(5)	136,330,380	62.0%
Principal and Selling Shareholders:
Tai Feng Investments Limited(4)	135,894,620	61.9%
China Environment Fund III, L.P.(6)	76,341,020	34.8%

*	The person beneficially owns less than 1% of our outstanding ordinary shares.

(1)	Assumes that the underwriters do not exercise the over-allotment option.

(2)	Beneficial ownership of each listed person in the table is determined assuming the conversion of all outstanding preferred shares into ordinary shares and the exercise of all share options held by such person exercisable within 60 days after the date of this prospectus.

(3)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person exercisable within 60 days after the date of this prospectus. The calculation of this number also assumes the conversion of all of our preferred shares into ordinary shares immediately prior to the completion of this offering. Percentage of beneficial ownership of each listed person prior to the offering is based on 219,532,400 shares outstanding as of the date of this prospectus (including ordinary shares convertible from our outstanding preferred shares) plus the number of shares underlying options held by such person exercisable within 60 days after the date of this prospectus. Percentage of beneficial ownership of each listed person after the offering is based on shares outstanding immediately after the completion of this offering plus the number of shares underlying options held by such persons exercisable within 60 days after the date of this prospectus.

(4)	Includes 135,894,620 ordinary shares held by Tai Feng Investments Limited, a British Virgin Islands Company, which is wholly owned by Mr. Kwok Ping Sun. The registered office of Tai Feng Investments Limited is at P.O. Box 957, Offshore Incorporation Center, Road Town, Tortola, British Virgin Islands.

(5)	Includes ordinary shares and ordinary shares issuable upon conversion of outstanding preferred shares and exercise of all of the options that are exercisable within 60 days after the date of this prospectus held by all of our directors and executive officers as a group.

(6)	Includes 73,597,200 ordinary shares issuable upon conversion of series A preferred shares and 2,743,820 ordinary shares held by China Environment Fund III, L.P., an exempted partnership organized and existing under the laws of the Cayman Islands, with its registered office at c/o Walkers SPV Limited, P.O. Box 908, George Town, Cayman Islands. Voting, investment power and dispositive authority over the ordinary shares held by China Environment Fund III, L.P. are exercised by its investment committee, which consists of Shelby Chen, Austin Jieh, Patrick Tam, Don Ye and Larry Zhang.

As of the date of this prospectus, none of our outstanding ordinary shares on an as-converted basis, or ordinary shares on an as-converted basis, is held by a record holder in the United States. None of our existing shareholders will have different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital — History of Securities Issuances” for a description of issuances of our ordinary shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

Private Placements

On August 13, 2008, Eastern Well Holdings Limited, or Eastern Well, issued a secured convertible promissory note to Carlyle Asia Growth Partners IV, L.P., or Carlyle, an unaffiliated third party, for total consideration of US$5.0 million. The promissory note was secured by a share charge of all of the shares in Eastern Well then held by Mr. Kwok Ping Sun and a personal guarantee by Mr. Sun, each in favor of Carlyle. The proceeds from the issuance of the promissory note were primarily used to fund our business operations. All amounts due under the promissory note were repaid in full by Eastern Well by February 25, 2009 and in connection with the repayment, the share charge and personal guarantee were terminated.

On January 22, 2009, Eastern Well issued a secured convertible promissory note to China Environment Fund III, L.P., or CEF, for total consideration of US$10.0 million. The promissory note was secured by a share charge of all of the shares in Eastern Well then held by Mr. Sun and a personal guarantee by Mr. Sun, each in favor of CEF. The proceeds from the issuance of the promissory note were used partially to repay the promissory note issued to Carlyle and partially to fund our business operations.

In June 2009, pursuant to the series A preferred share purchase agreement dated June 18, 2009, Eastern Well issued a total of 49,064,800 series A preferred shares to CEF in exchange for the discharge in full of all amounts due under the promissory note issued to CEF and US$10.0 million in additional consideration. In connection with the discharge of the promissory note, the share charge and personal guarantee in favor of CEF were terminated. The cash proceeds from the issuance of the series A preferred shares were primarily used to fund our business operations.

Pursuant to the series A preferred share purchase agreement dated June 18, 2009, Eastern Well also issued to CEF a warrant to purchase up to 24,532,400 series A preferred shares for consideration up to US$10.0 million. CEF exercised this warrant on October 5, 2009 and received 24,532,400 series A preferred shares for total consideration of US$10.0 million. The proceeds from the issuance of the series A preferred shares were primarily used to fund our business operations.

In addition, pursuant to the series A preferred share purchase agreement dated June 18, 2009, Eastern Well issued a warrant to each of CEF and Mr. Sun. Pursuant to these warrants, which were set to expire in 2020, if the new valuation of Eastern Well, as determined by a formula in the warrant primarily based on its net profit and its gross profit derived from EMCs as a percentage of its total gross profit for 2009 and the first two months of 2010, is less than the initial valuation agreed to by the parties as of June 18, 2009, CEF will be entitled to subscribe for a certain amount of additional series A preferred shares at a price of US$0.001 per share based upon such new valuation, increasing its equity interest in Eastern Well to no more than 45%. Conversely, if such new valuation is higher than the initial valuation, Mr. Sun will be entitled to subscribe for a certain amount of additional ordinary shares at a price of US$0.001 per share based upon such new valuation, increasing his equity interest in Eastern Well to no more than 77.5%. Further, pursuant to the series A preferred share purchase agreement dated June 18, 2009, Eastern Well issued to CEF a warrant, which was set to expire in 2020, to subscribe for certain series A preferred shares at a price of US$0.001 per share that would give CEF the right to purchase an additional 2% of the total equity interest in Eastern Well if our consolidated or combined revenue for the year ending December 31, 2010 does not increase by 25% from the year ended December 31, 2009.

The issuance of the warrant to Mr. Sun was a part of the entire series A preferred share financing arrangement in June 2009, where CEF paid total consideration of US$20.0 million. While Eastern Well was required to issue the shares to Mr. Sun or CEF under either of the warrants, the warrants were an essential part of the funding arrangement for the then-shareholders of Eastern Well, namely, Mr. Sun and CEF, to adjust their shareholding percentages in Eastern Well based on whether Eastern Well would achieve certain specified parameters in a specified time frame. The warrants were issued to protect against uncertainties in the valuation of Eastern Well at the time of the series A preferred share financing and were a mechanism for the shareholders to adjust the value of Mr. Sun’s and CEF’s respective holdings in the future depending upon the ultimate impact of such uncertainties within the specified time frame. Therefore, Eastern Well did not require Mr. Sun to pay any monetary or non-monetary consideration in exchange for the warrant.

The above three warrants were terminated on December 31, 2009 and replaced with option agreements among Eastern Well, CEF and Mr. Sun under which, instead of a new issuance of shares by Eastern Well, the above valuation adjustments will be carried out through the transfer of shares between CEF and Mr. Sun. In connection with the restructuring involving Nobao Renewable Energy Holdings Limited in anticipation of our initial public offering, the foregoing option agreements were terminated and replaced with option agreements among Nobao Renewable Energy Holdings Limited, CEF and Mr. Sun on January 15, 2010, under which the above valuation adjustments will be carried out through transfer of shares of Nobao Renewable Energy Holdings Limited between CEF and Mr. Sun. The replacement of the warrants held by Eastern Well with the option agreements between the shareholders did not materially change the economic substance of the financing arrangement between the shareholders. The option agreements were intended to achieve substantially the same economic result for each shareholder as the warrants issued by Eastern Well in June 2009. The parties to the warrants and the option agreements confirmed in a written statement that at the times the relevant option agreements were executed and thereafter, the intent and purpose to replace the warrants with the option agreements were to relieve us from any obligation to issue any new shares or re-designate any of our outstanding shares as a result of any shareholding adjustment arising out of the valuation adjustment mechanism between CEF and Mr. Sun.

On April 8, 2010, CEF, Mr. Sun and our company entered into a deed of transfer and termination, pursuant to which Mr. Sun transferred 2,743,820 of our ordinary shares to CEF and the parties terminated the two option agreements relating to valuation adjustments based on net profit and gross profit derived from EMCs for 2009 and the first two months of 2010 and released any claims they may have under such agreements. On the same date, Mr. Sun transferred his remaining shares in our company to Tai Feng. In connection with such transfer, CEF, Mr. Sun and Tai Feng also amended and restated the remaining option agreement relating to the valuation adjustment based on revenue in 2010 as compared to 2009. This amended and restated option agreement will terminate upon the completion of this offering.

Agreements with Shareholders

We are a party to a shareholders agreement and a right of first refusal and co-sale agreement with our shareholders, which was entered into prior to this offering. The agreements, among other things:

•	provide for restrictions on transfer of ordinary shares, other than those converted from series A preferred shares, prior to this offering;

•	provide for a right of first refusal to us and holders of series A preferred shares and right of co-sale to holders of series A preferred shares for any ordinary shares that a shareholder (other than holders of series A preferred shares) intends to transfer;

•	grant holders of series A preferred shares drag-along rights in a sale of our company;

•	grant registration rights to holders of series A preferred shares;

•	grant preemptive rights to holders of series A preferred shares;

•	grant holders of series A preferred shares certain rights to information with respect to our company;

•	grant holders of series A preferred shares a right to purchase or direct to its affiliates up to five percent of the total number of ordinary shares to be sold by us in this offering, on the same terms and at the same price at which they are being offered to the public, subject to relevant securities laws and rules and regulations of the listing exchange; and

•	require approval from holders of series A preferred shares with respect to certain acts of our company.

All of the provisions of these agreements, other than the provisions granting registration rights to our shareholders prior to this offering, will terminate upon completion of this offering. See “Description of Share Capital — Registration Rights” for a detailed description of these registration rights that will continue after the completion of this offering.

Transactions with Certain Directors, Executive Officers, Shareholders and Affiliates

Lease of Office Building

Our headquarters are located at Building 4, No. 150, Yonghe Road, Zhabei District, Shanghai, PRC, pursuant to a lease agreement that we entered into with Mr. Kwok Ping Sun, our chairman and chief executive officer. The leased property is an office building with a GFA of approximately 2,000 square meters. The monthly rent we pay under the lease agreement was RMB50,000 prior to October 2009 and RMB125,000 after October 2009. We are responsible for all water, electricity, gas, telephone, cable television, sanitary and security fees relating to our use of the office building. Mr. Sun is responsible for the property management fee and expenses associated with the maintenance of the office building. The term of the lease ends on October 30, 2010.

Transactions with Parties Affiliated with or used to be Affiliated with Mr. Kwok Ping Sun

On April 21, 2008, Eastern Well acquired Jiangxi Nobao from Bright Praise, a company controlled by Kwok Ping Sun. Pursuant to the share transfer agreement and supplementary share transfer agreement between Eastern Well and Bright Praise, Bright Praise transferred its 100% equity interest in Jiangxi Nobao to Eastern Well for total consideration of US$1.97 million. As a result, Jiangxi Nobao became a wholly owned subsidiary of Eastern Well.

Shanghai Nobo was incorporated on December 11, 2007 by Mr. Kwok Ping Sun and another nominal shareholder. Pursuant to a share transfer agreement dated March 5, 2008, Eastern Well acquired the 100% equity interest in Shanghai Nobo through a series of transaction at the consideration of RMB10.0 million.

Shanghai Nobao used to be a related party of our company, where Mr. Sun held a senior management position, prior to December 2007. Since December 2007, Mr. Sun has not held any position in Shanghai Nobao and Shanghai Nobao ceased to be a related party of our company. In the year ended December 31, 2007, we sold HVAC equipment to Shanghai Nobao for a total amount of RMB2.6 million. The related prices of sales of such equipment are determined based on its costs plus a margin.

Employment Agreements

See “Management — Employment Agreements” in this prospectus.

Share Options

See “Management — 2010 Performance Incentive Plan” in this prospectus.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability, and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2009 Revision) of the Cayman Islands, or the Companies Law and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital consists of 400,000,000 ordinary shares, with a par value of US$0.0001 each and 100,000,000 series A preferred shares, with a par value of US$0.0001 each. As of the same date, there are 145,935,200 ordinary shares issued and outstanding and 73,597,200 series A preferred shares issued and outstanding.

Our amended and restated memorandum and articles of association will become effective upon completion of this offering. The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See “Description of the American Depositary Shares.”

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our Company in general meeting or by our board of directors subject to the Companies Law and our articles of association.

Voting Rights

Each holder of ordinary shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote on a show of hands or, on a poll, each holder is entitled to have one vote for each share registered in his name on the register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of two shareholders who hold not less than one-third in nominal value of our issued ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually. General meetings other than annual general meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than 10% of our issued ordinary shares. Advance notice of not less than ten days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, subject to compliance with any notice requirement of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture in accordance with our articles of association.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without two-thirds of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

The directors may, and shall on the requisition of shareholders holding at least 10% of the paid up capital of our company carrying voting rights at general meetings, proceed to convene a general meeting of such shareholders. If the directors do not within 21 days from the deposit of the requisition duly proceed to convene a general meeting, the requisitioning shareholders may themselves convene a general meeting. Any such general meeting must be convened within three months after the deposit of such requisition.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue negotiable or bearer shares or shares with no par value;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for twenty years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a majority in number representing 75% in value of the shareholders voting together as one class and (b) if the shares to be issued to each shareholder in the surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Generally, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of its shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of Cayman Islands companies, provided that such arrangement is approved by a majority in number of each class of their respective shareholders and creditors (representing 75% by value) with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and the arrangement resolved at the meetings must be approved by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court is typically expected to approve such arrangement if it determines that:

•	the statutory provisions as to the required majority votes have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would be more properly sanctioned under another provision of the Companies Law of the Cayman Islands.

When a take over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no right comparable to appraisal rights that would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by a special resolution that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the U.S. Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover Provisions in Our Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and, therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Similarly, our articles of association provide that any action required or permitted to be taken at any annual or extraordinary general meetings of the Company may be taken only upon the vote of the members at an annual or extraordinary general meeting duly noticed and convened in accordance with our articles of association and the law and may not be taken by a written resolution of members without a meeting.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Our articles of association allow our shareholders holding not less than 10% of the paid-up voting share capital of the company to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our articles of association require us to call such meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law and our articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of two-thirds of the shares of such class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution at a meeting.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of securities issuances by us and share transfers among our existing shareholders during the past three years.

Secured Convertible Promissory Notes.

See “Related Party Transactions — Private Placements” for a description of the secured convertible promissory notes we issued to Carlyle and CEF in August 2008 and June 2009, respectively. All amounts due under the promissory note were repaid in full by us in February 2009.

Ordinary Shares.

See “Related Party Transactions — Private Placements” for a description of ordinary shares we have issued as of the date of this prospectus.

Preferred Shares.

See “Related Party Transactions — Private Placements” for a description of preferred shares we have issued as of the date of this prospectus.

Warrants.

See “Related Party Transactions — Private Placements” for a description of the warrants we issued in June 2009. Such warrants have either been exercised or cancelled as of the date of this prospectus.

Options.

We have granted certain of our directors and officers options to purchase a total of 4,635,180 ordinary shares. See “Management — 2010 Performance Incentive Plan.”

Share Split

On April 19, 2010, we effected a share split whereby all of our 14,593,520 issued and outstanding ordinary shares of a par value of US$0.001 per share and 7,359,720 series A preferred shares of a par value of US$0.001 per share were split into 145,935,200 ordinary shares of a par value of US$0.0001 per share and 73,597,200 series A preferred shares of a par value of US$0.0001 per share, respectively, and the numbers of our authorized ordinary shares and series A preferred shares were increased from 40,000,000 and 10,000,000, respectively, to 400,000,000 and 100,000,000, respectively.

Registration Rights

Pursuant to our current shareholders agreement entered into in January 2010, we have granted certain ordinary share registration rights as described below:

Demand registration rights.  At any time after this offering, holders of at least 50% of the ordinary shares issued or issuable upon conversion of series A preferred shares and any ordinary shares held by CEF have the right to demand that we file a registration statement covering the offer and sale of their registrable ordinary shares. However, we are not obligated to effect more than two such demand registrations and are not obligated to effect a registration within one year following the effective date of this offering.

Form F-3 registration rights.  When we are eligible to use Form F-3, holders of our registrable ordinary shares have the right to request that we file a registration statement on Form F-3. We are not obligated to file a registration statement on Form F-3 if the reasonably anticipated aggregate price to the public, net of selling expenses, would not exceed US$1.0 million.

Deferrals.  We are not obligated to effect a demand registration or Form F-3 registration if (i) within ten (10) days of the receipt of any registration request, we give notice to the requesting holders of our bona fide intention to effect the filing for our own account of a registration statement within sixty (60) days of receipt of that request, we actively employ in good faith our reasonable best efforts to cause that registration statement to become effective within sixty (60) days of the initial filing and the holders of registrable ordinary shares are entitled to join such registration, (ii) during the period starting with the date of filing by us of, and ending six (6) months following the effective date of, any registration statement pertaining to our ordinary shares and the holders of registrable ordinary shares are entitled to join such registration, or (iii) we would be required to qualify to do business or to execute a general consent to service of process in any particular jurisdiction in effecting such registration. In addition, we have the right to defer the filing of a registration statement for up to 90 days in case of a demand registration, and for up to 60 days in case of a Form F-3 registration, if we furnish a certificate signed by our chief executive officer stating that, in the good faith judgment of the board of directors, there is a reasonable likelihood that the filing of a registration statement in the near future would be materially detrimental to us and our shareholders and we refrain from registering any other securities during such period. We cannot exercise the deferral right more than twice in any 12-month period.

Piggyback registration rights.  If we propose to file a registration statement for a public offering of our securities other than, among others, relating to registration for the account of holders of registrable ordinary shares or relating to a stock option plan or a corporate reorganization, then we must offer holders of registrable ordinary shares an opportunity to include in the registration statement all or any part of their registrable ordinary shares. The underwriters of any underwritten offering will have the right to limit the number of such registrable ordinary shares to be included in the registration statement.

Expenses of registration.  We will pay all expenses, other than underwriting discounts and selling commissions, relating to any demand, piggyback or F-3 registration.

A total of 73,597,200 ordinary shares of our company are registrable ordinary shares entitled to the above registration rights.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. — Hong Kong, located at 10/F, Harbour Front (II), 22, Tak Fung Street, Hong Hum, Kowloon, Hong Kong.

We will appoint Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov).

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. As summaries by their nature lack the precision of the information summarized, we urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive      ordinary shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, we nor any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Shares

Whenever we make a distribution that consists of a dividend in, or a free distribution of, ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (such as the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary, and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary required under the deposit agreement; or

•	The depositary determines that it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to make any rights available or sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional ordinary shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary required under the deposit agreement; or

•	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the ordinary shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the deposit and transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the ordinary shares.

•	The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary shall be authorized, at your cost and expense, to take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificates are properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the laws of the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges, expenses and taxes payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges, expenses and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital — Ordinary Shares — Voting Rights” above.

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

Voting at our shareholders’ meetings is by show of hands unless (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded. A poll may be demanded by the chairman of our board of directors or any shareholder present in person or by proxy. If the depositary timely receives voting instructions from a holder of ADSs, the depositary will endeavor to cause the ordinary shares on deposit to be voted as follows: (a) in the event voting takes place at a shareholders’ meeting by show of hands, the depositary will instruct the custodian to vote all ordinary shares on deposit in accordance with the voting instructions received from a majority of the holders of ADSs who provided voting instructions; or (b) in the event voting takes place at a shareholders’ meeting by poll, the depositary will instruct the custodian to vote the ordinary shares on deposit in accordance with the voting instructions received from holders of ADSs. If voting at a meeting of shareholders is by poll and the depositary does not receive timely voting instructions from a holder of ADSs, such holder shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to the securities represented by such holder’s ADSs, and the depositary shall give such discretionary proxy to the person designated by us, except that no discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (x) we do not wish such proxy given, (y) substantial opposition exists or (z) such matter materially and adversely affects the rights of shareholders.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees

• Issuance of ADSs	Up to U.S.$0.05 per ADS issued

• Delivery of deposited securities against surrender of ADSs for cancellation	Up to U.S.$0.05 per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to U.S.$0.05 per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights to purchase additional ADSs	Up to U.S.$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S.$0.05 per ADS held

• Depositary services	Up to U.S.$0.05 per ADS held on the applicable record date(s) established by the Depositary

• Transfer of ADRs	U.S.$1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary charges the applicable fee to the

ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30-days’ prior notice of any modifications that would materially prejudice any of your substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights for any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided that it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, as amended from time to time, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

•	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

The foregoing limitations on liabilities will not be effective to waive our and our depositary’s respective liabilities under the federal securities laws of the United States.

Pre-Release Transactions

The depositary may, in certain circumstances, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive full collateralization, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our ordinary shares or our ADSs, and while application has been made for the ADSs to be listed on the New York Stock Exchange, a significant public market for the ADSs may not develop or be sustained after this offering. We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs. Future sales of substantial amounts of our ADSs in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ADSs, including ADSs representing ordinary shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ADSs and our ability to raise equity capital in the future.

Upon the closing of the offering, we will have           outstanding ordinary shares, assuming no exercise of the underwriters’ option to purchase additional ADSs. Of that amount,          ordinary shares, including ordinary shares represented by ADSs, will be publicly held by investors participating in this offering, and           ordinary shares will be held by our existing shareholders, who may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the ADSs sold in the offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. Ordinary shares or ADSs purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below.

The           ordinary shares held by existing shareholders are, and those ordinary shares issuable upon exercise of options outstanding following the completion of this offering will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 or other exemptions under the Securities Act. These rules are described below.

Lock-Up Agreements

We have agreed for a period of 180 days after the date of this prospectus not to sell, issue, pledge or otherwise dispose of, and not to announce an intention to sell, issue, pledge or otherwise dispose of, without the prior written consent of the underwriters:

•	any of our ordinary shares or depositary shares representing our ordinary shares (including ADSs);

•	any shares of our subsidiaries or controlled affiliates or depositary shares representing those shares; or

•	any securities that are substantially similar to the ordinary shares or depositary shares referred to above, including any securities that are convertible into, exchangeable for or otherwise represent the right to receive ordinary shares, other shares or depositary shares referred to above.

In addition, we have agreed to cause each of our subsidiary and controlled affiliates not to sell, transfer, pledge or otherwise dispose of, and not to announce an intention to sell, transfer, pledge or otherwise dispose of, for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters, any of the securities referred to above.

Furthermore, each of our directors, executive officers and certain employees and all of our shareholders, including each of the selling shareholders, have also entered into a similar 180-day lock-up agreement, subject to certain exceptions, with respect to our ordinary shares, depositary shares representing our ordinary shares and securities that are substantially similar to our ordinary shares or depositary shares representing our ordinary shares.

The restrictions described in the preceding three paragraphs will be automatically extended under certain circumstances. See “Underwriting.” These restrictions do not apply to (i) the ADSs and our ordinary shares representing such ADSs being offered in this offering and (ii) up to      ADSs and our ordinary shares representing such ADSs that may be purchased by the underwriters if they exercise their option to purchase additional ADSs in full.

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. One or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares. No prediction can be made as to the effect, if any, that future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the market price of our ADSs prevailing from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that future sales may occur, could materially and adversely affect the prevailing market price of our ADSs.

After the expiration of the lock-up agreements, the ordinary shares subject to the lock-up agreements, and ADSs representing such shares, will be freely eligible for sale in the public market as described below.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares without registration under the Securities Act, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

Under Rule 144, our affiliates, or persons selling shares on behalf of our affiliates, who have beneficially owned our restricted ordinary shares for at least six months would be entitled to sell, upon expiration of the lock-up agreements described above, within any three-month period, a number of ordinary shares that does not exceed the greater of:

•	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering, or if the underwriters exercise in full their option to purchase additional ADSs, representing ordinary shares; and

•	the average weekly trading volume of our ADSs on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 by our affiliates, or persons selling shares on behalf of our affiliates, are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who acquired ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the current information or six-month holding period requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Share Options

As of the date of this prospectus, we have granted options to purchase 4,635,180 ordinary shares, all of which remain outstanding.

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Commerce & Finance Law Offices, our PRC counsel. Based on the facts set forth in this prospectus and subject to the exception expressly set forth under the caption “— Passive Foreign Investment Company,” the statements of law and legal conclusions under the caption “— U.S. Federal Income Taxation” constitute the opinion of O’Melveny & Myers LLP, our U.S. counsel, as to the material U.S. federal income tax consequences of an investment in the ADSs or ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Eastern Well, our subsidiaries in the PRC. The New EIT Law and its Implementing Rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will be subject to PRC withholding tax at a rate of 10%, unless reduced or exempted under applicable treaties or PRC laws. Subject to the approval by the relevant taxation bureau, dividends distributed by our PRC subsidiaries that are directly held by Eastern Well, our Hong Kong subsidiary, may benefit from a reduced withholding tax rate of 5%, pursuant to an arrangement entered into between the central government of the PRC and the government of the Hong Kong Special Administrative Region. However, since neither of our PRC subsidiaries has declared any dividend, we have never applied for such approval from the relevant taxation bureau. Therefore, it is currently unclear, if such dividends are declared, whether Eastern Well will be able to obtain such approval and enjoy such tax treaty benefits. Further, under the New EIT Law, if Eastern Well is classified as a “resident enterprise,” dividends paid by our PRC subsidiaries to Eastern Well will be treated as “tax-exempted income” and may be exempted from a 10% withholding tax. However, there are uncertainties as to whether we can in practice benefit from such treatment. See “Risk Factors — Risks Relating to Doing Business in China — We may be classified as a ‘resident enterprise’ for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Further, the New EIT Law provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and will be subject to the uniform 25% EIT rate as to their global income. See “Risk Factors — Risks Relating to Doing Business in China — Dividends payable by us to our foreign investors and gain on the sale of our shares may become subject to taxes under PRC tax laws.”

U.S. Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs or ordinary shares by U.S. Holders, as defined below. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ADSs or ordinary shares. This discussion applies to U.S. Holders (as defined below) who beneficially own our ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through any such entities;

•	regulated investment companies or real estate investment trusts;

•	persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ADSs and ordinary shares) entitled to vote.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ADSs and ordinary shares and the nature of our business over time. Finally, this discussion is based, in part, upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

Prospective purchasers are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our ADSs or ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or ordinary shares and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

Dividends on ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, the gross amount of any distributions you receive on your ADSs and ordinary shares will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles. Therefore, you should expect that a distribution will be treated as a dividend. With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rate of taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which we have applied to list on the New York Stock Exchange, but not our ordinary shares, will be readily tradable on an established securities market in the United States. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

If you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions made by us. For as long as we are a foreign corporation not engaged in the conduct of a trade or business in the United States, dividends will constitute foreign source passive income for purposes of the U.S. foreign tax credit rules. You should consult your own advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

Sale or Other Dispositions of ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or ordinary shares (other than in a transaction that qualifies for non-recognition treatment for U.S. federal income tax purposes), you will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares. Your adjusted tax basis will equal the amount you paid for the ADSs or ordinary shares, plus any capitalizable costs incurred in connection with your acquisition of such ADSs or ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or ordinary shares is more than one year at the time of disposition and, except as otherwise provided in this paragraph, will be U.S. source gain or loss for U.S. foreign tax credit purposes. However, in the event that we are considered a “resident enterprise” for PRC enterprise income tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under this treaty, if PRC tax was imposed on any gain from the disposition of ADSs or ordinary shares, the gain could be treated as PRC source income for U.S. foreign tax credit purposes. Additionally, gain or loss recognized by certain U.S. citizens or residents on the disposition of our ADSs or ordinary shares will be treated as foreign source income if such disposition is attributable to an office or other fixed place of business maintained outside the United States by such U.S. citizen or resident. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.

Passive Foreign Investment Company

If we are a PFIC in any taxable year in which you hold our ADSs or ordinary shares, as a U.S. Holder, you should expect to be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. federal income tax reporting requirements.

We will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income and (b) the total value of our assets is calculated based on our market capitalization.

We do not expect to be a PFIC for the taxable year 2010. Our expectation regarding our status as a PFIC is based on our projections of the value of our outstanding stock during the year and our use of the proceeds of the initial public offering of our ADSs and ordinary shares and of other cash that we will hold and generate in the ordinary course of our business throughout taxable year 2010. Despite our expectation, there can be no assurance that we will not be a PFIC in 2010 or any future taxable year as PFIC status is tested each taxable year and will depend on the composition of our assets and income in such taxable year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities. In addition, our goodwill (determined by the sum of our market capitalization plus liabilities, less the value of known assets) should be treated as a non-passive asset. Therefore, a drop in the market price of our ADSs and ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in our initial public offering that exceeds the immediate capital needs of our business is substantial in comparison with the gross income from our business operations. Our U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

If we were a PFIC for any taxable year during which you held ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. Unless you make a timely “mark-to-market” election with respect to our ADSs (as described below), you would be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ADSs or ordinary shares. Distributions in respect of your ADSs or ordinary shares during a taxable year would generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess” distributions or any gain, (a) the “excess” distribution or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed with respect to any portion of the “excess” distribution or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “— Dividends on ADSs or Ordinary Shares” section above.

If we were a PFIC in any year, as a U.S. Holder, you would be required to make an annual return on IRS Form 8621 regarding your ADSs or ordinary shares. You should consult with your own tax advisor regarding reporting requirements with regard to your ADSs or ordinary shares.

If we were a PFIC in any year, you would, subject to the exceptions described below, be able to mitigate the “excess” distribution rules described above by making a timely “mark-to-market” election with respect to your ADSs provided our ADSs are “marketable.” However, the “excess” distribution rules would apply during the first year in which a “mark-to-market” election is effective, if you do not make such election for the first year in which we become a PFIC. Additionally, such election would terminate automatically if our ADSs cease to be marketable. Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made this election in a timely fashion for the first year in which we became a PFIC, you would recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to dividend income discussed in the “— Dividends on ADSs or Ordinary Shares” section above. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. Gain on the sale or other disposition of the ADSs would be treated as ordinary income, and loss on the sale or other disposition of the ADSs or ordinary shares would be treated as ordinary loss to the extent of the amount of ordinary income, net of ordinary losses, previously recognized with respect to the ADSs or ordinary shares pursuant to the “mark-to-market” regime. You should consult with your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and you will, therefore, not be able to make or maintain such an election with respect to your ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs or ordinary shares and the proceeds received on the sale or other disposition of ADSs or ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you may be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS.

PROSPECTIVE PURCHASERS OF OUR ADSs OR ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSs OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

UNDERWRITING

We and the selling shareholders intend to offer the ADSs through the underwriters named below. Morgan Stanley & Co. International plc, UBS AG and Citigroup Global Markets Inc. are acting as the representatives of each of the underwriters named below. Subject to the terms and conditions of the underwriting agreement to be entered into among us, the selling shareholders and the underwriters, each of the underwriters has severally agreed to purchase, and we and the selling shareholders have severally and not jointly agreed to sell to them, the number of ADSs indicated in the following table.

Underwriters	Number of ADSs

Morgan Stanley & Co. International plc
UBS AG
Citigroup Global Markets Inc.

Total

Morgan Stanley & Co. International plc, UBS AG and Citigroup Global Markets Inc. are acting as the joint global coordinators and joint book runners for this offering.

The underwriters are committed, severally and not jointly, to take and pay for all of the ADSs offered by us if any ADSs are taken, other than the ADSs covered by the over-allotment option described below unless and until this option is exercised. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to certain conditions, including the absence of any material adverse change in our business, the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants and the approval of legal matters by their counsel. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and the applicable securities laws, and to contribute to payments the underwriters may be required to make in respect of these liabilities, losses and expenses.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Morgan Stanley & Co. International plc will make offers and sales in the United States through its registered broker-dealer affiliate in the United States, Morgan Stanley & Co. Incorporated. UBS AG will make offers and sales in the United States through its registered broker-dealer affiliate in the United States, UBS Securities LLC.

Over-allotment Option

We and the selling shareholders have granted to the underwriters an option to purchase up to           additional ADSs at the initial public offering price set forth on the cover page of this prospectus, less the underwriting discounts and commissions. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each of the underwriters will become obligated, subject to certain conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to the underwriters’ initial amount specified in the table above.

Commissions and Discounts

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$      per ADS from the initial public offering price. Any of these securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to US$      per ADS from the initial public offering price. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the underwriters. If all the ADSs are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm sales to discretionary accounts in excess of 5% of the ADSs offered in this offering.

The total underwriting discounts and commissions that we and the selling shareholders will pay to the underwriters will be     % of the total offering price of the ADSs. The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase the additional ADSs.

	Per Share	No Exercise	Full Exercise
	US$	US$	US$

Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling shareholders

We estimate that the total expenses of this offering payable by us and the selling shareholders, not including the underwriting discounts and commissions, will be approximately US$           million.

No Sales of Similar Securities

We, our executive officers, directors and certain employees and all of our existing shareholders have agreed not to, for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives on behalf of the underwriters, (1) offer, sell, pledge, contract to sell, announce the intention to sell, issue, lend, grant or purchase any option, right or warrant for the sale of, or otherwise dispose of or transfer, any of our ADSs or ordinary shares or any securities that are convertible into or exercisable or exchangeable for our ADSs or ordinary shares; (2) file with the SEC a registration statement under the Securities Act relating to any of our ADSs or ordinary shares; or (3) enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequences of ownership of our ADSs or ordinary shares, except for the (1) sale and transfer of ADSs and the underlying ordinary shares in this offering; (2) issuance of share options to our directors, officers and employees; (3) issuance of ordinary shares upon the exercise of employee share options existing on the date of this prospectus; (4) sale and transfer of our ADSs acquired in open market after the completion of this offering; and (5) transfer of our ADSs or ordinary shares to affiliates or immediate family members of such persons. In addition, we and each such person agrees that, without the prior written consent of each of the representatives on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any ADSs or ordinary shares or any security convertible into or exercisable or exchangeable for our ADSs or ordinary shares.

The 180-day lock-up period will be automatically extended if (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day lock-up period. In either case, the expiration of the lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension. At any time and without public notice, the representatives may, in their sole discretion, provide consent to release some or all the ADSs from these lock-up agreements.

Price Determination and Listing on the New York Stock Exchange

Prior to this offering, there has been no public market for the ADSs. The initial public offering price will be negotiated between us and the representatives. In additional to prevailing market conditions, the factors to be considered in determining the initial public offering price include our historical performance, estimates of our business potential and earnings prospects, the present state of our development, the valuation multiples of publicly traded companies that the representatives believe to be comparable to us, the history of, and the prospects for, the industry in which we compete and other factors deemed relevant by the representatives and us. It is also possible that after this offering, our ADSs will not trade in the public market at or above the initial public offering price.

Application has been made for the ADSs to be approved for listing on the New York Stock Exchange under the symbol “NRE.” In order to meet one of the requirements for listing on the New York Stock Exchange, the underwriters have undertaken to sell shares to a minimum number of beneficial owners as required by that exchange.

Price Stabilization, Short Positions and Penalty Bids

The underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our ADSs, including stabilizing transactions, short sales, purchases to cover positions created by short sales, imposition of penalty bids and syndicate covering transactions, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ADSs prior to the completion of this offering. These transactions may also include making short sales of our ADSs.

Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from the selling shareholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions. The imposition of a penalty bid may also affect the price of ADSs in that it discourages the resales of those ADSs.

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange or otherwise.

None of us, the selling shareholders and any of our underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Other Relationships

The underwriters and their respective affiliates may in the future engage in various investment banking services and other commercial dealings with us in the ordinary course of business, for which they will receive customary fees and expenses.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Electronic Prospectus

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the representatives will be facilitating Internet distribution for this offering to certain of their respective Internet subscription customers. An electronic prospectus may be made available on the Internet website maintained by one or more of the representatives. Other than the prospectus in electronic format, the information contained on, or that may be accessed through, the website of any of the representatives is not part of this prospectus.

The addresses of the representatives of the underwriters are as follows:

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom.

The address of UBS AG is 52/F Two International Finance Center, 8 Finance Street, Central, Hong Kong.

The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013, U.S.A.

Selling Restrictions

General

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of our ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and our ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, our ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including sales of ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

i. a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia (“Corporations Act”);

ii. a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

iii. a person associated with the company under section 708(12) of the Corporations Act; or

iv. “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

(b) you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of ADSs has been made and/or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time: (1) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (2) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (3) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

No offer of ADSs has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. Each underwriter: (i) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and (ii) has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (1) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (2) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except: (1) to an institutional investor (for corporations, under Section 274 of the SFA)

or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, (2) where no consideration is given for the transfer; or (3) where the transfer is by operation of law.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates (UAE). The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

State of Kuwait

The ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the ADSs in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

Switzerland

This document does not constitute a prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. The ADSs may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to ADSs may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the ADSs in Switzerland.

Kingdom of Saudi Arabia

No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the ADSs in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. The ADSs may only be offered and sold in the Kingdom of Saudi Arabia in accordance with Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004 (the “Regulations”) and, in accordance with Part 5 (Exempt Offers) Article 17(a)(3) of the Regulations, the ADSs will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or its equivalent. Investors are informed that Article 20 of the Regulations places restrictions on secondary market activity with respect to the ADSs. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ADSs by us. We will bear all of such expenses. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the NYSE listing fee, all amounts are estimates.

US$

SEC registration fee
NYSE listing fee
Financial Industry Regulatory Authority, Inc. filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	US$

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by O’Melveny & Myers LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Fangda Partners. O’Melveny & Myers LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Commerce & Finance Law Offices with respect to matters governed by PRC law. Shearman & Sterling LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS

The combined financial statements as of December 31, 2007, 2008 and 2009, and for each of the three years in the period ended December 31, 2009, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of PricewaterhouseCoopers Zhong Tian CPAs Limited Company is located at 11F, PricewaterhouseCoopers Center, 202 Hu Bin Road, Shanghai 200021, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited combined financial statements prepared in conformity with IFRS, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of
Nobao Renewable Energy Holdings Limited

In our opinion, the accompanying combined balance sheets and related combined statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Nobao Renewable Energy Holdings Limited (the “Company”) and its subsidiaries at December 31, 2007, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China
April 26, 2010

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

COMBINED BALANCE SHEETS
AS AT DECEMBER 31, 2007, 2008 AND 2009

		As at December 31
	Note	2007	2008	2009	2009
					(Unaudited,
					Pro forma,
					Note 32)

ASSETS
Non-current assets
Land use rights	5	4,568,000	4,472,000	5,393,600	5,393,600
Property, plant and equipment	6	1,171,370	2,900,942	15,206,361	15,206,361
Prepayments on property, plant and equipment		—	—	1,111,643	1,111,643
Deferred income tax assets	13	1,621,277	146,597	781,914	781,914
Trade and other receivables, non-current portion	7,8	—	29,113,583	10,232,346	10,232,346
Finance lease receivables, non-current portion	7,9	1,116,822	6,700,325	150,255,991	150,255,991

		8,477,469	43,333,447	182,981,855	182,981,855

Current assets
Inventories	11	6,872,053	5,972,010	45,714,775	45,714,775
Deferred costs	11	—	572,957	714,393	714,393
Prepayments	8	3,405,671	15,274,397	21,100,011	21,100,011
Trade and other receivables, current portion	7,8	719,477	107,881	26,751,714	26,751,714
Finance lease receivables, current portion	7,9	83,178	610,602	6,171,725	6,171,725
Cash and cash equivalents	7,12	10,072,188	384,458	38,148,172	38,148,172

		21,152,567	22,922,305	138,600,790	138,600,790

Total assets		29,630,036	66,255,752	321,582,645	321,582,645

EQUITY (DEFICIT)
Ordinary shares (US$0.0001 (RMB0.0007) per share; 400,000,000 shares authorised; 145,935,200 shares issued and outstanding as of December 31, 2007, 2008 and 2009)	14	99,673	99,673	99,673	149,940
Reserves	15	14,259,835	(8,912,760)	81,034,741	574,017,126
Accumulated losses		(7,593,282)	(223,900)	(326,721,111)	(326,721,111)

Total equity (deficit)		6,766,226	(9,036,987)	(245,586,697)	247,445,955

LIABILITIES
Non-current liabilities
Trade and other payables, non-current portion	7,17	55,841	335,016	8,010,995	8,010,995
Provisions	16	5,659,866	—	—	—
Redeemable convertible preferred shares	7,20	—	—	493,032,652	—
Deferred income tax liabilities	13	180,938	2,100,095	17,220,911	17,220,911

		5,896,645	2,435,111	518,264,558	25,231,906

Current liabilities
Trade and other payables, current portion	7,17	14,117,165	34,559,473	42,203,416	42,203,416
Current income tax liabilities	7	—	—	1,701,368	1,701,368
Borrowings	7,18	2,850,000	38,298,155	5,000,000	5,000,000

		16,967,165	72,857,628	48,904,784	48,904,784

Total liabilities		22,863,810	75,292,739	567,169,342	74,136,690

Total equity (deficit) and liabilities		29,630,036	66,255,752	321,582,645	321,582,645

The accompanying notes are an integral part of these combined financial statements.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

COMBINED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

		Year Ended December 31
	Note	2007	2008	2009

Revenue	21	3,799,905	39,705,102	165,247,816
Cost of sales	22,23	(8,438,584)	(24,606,123)	(91,371,468)

Gross (loss) profit		(4,638,679)	15,098,979	73,876,348
Sales and marketing expenses	23	—	(71,213)	(1,038,812)
Administrative expenses	23	(1,282,036)	(3,491,635)	(8,946,835)
Research and development expenses	23	—	(195,041)	(622,926)
Other (losses) gains, net	27	—	(152,015)	5,801,258

Operating (loss) profit		(5,920,715)	11,189,075	69,069,033
Finance income (costs), net	25	5,227	(425,856)	(379,561,926)

(Loss) profit before income tax		(5,915,488)	10,763,219	(310,492,893)
Income tax benefit (expense)	26	1,440,339	(3,393,837)	(16,004,318)

(Loss) profit for the year		(4,475,149)	7,369,382	(326,497,211)
Other comprehensive income		—	—	—

Total comprehensive (loss) income for the year, attributable to the equity holders of the Company		(4,475,149)	7,369,382	(326,497,211)

(Losses) earnings per share for (loss) profit attributable to the equity holders of the Company (expressed in RMB per share)
- Basic and diluted	28	(0.03)	0.05	(2.24)

Weighted average number of ordinary shares used in (losses) earnings per share calculation — Basic and diluted		145,935,200	145,935,200	145,935,200

The accompanying notes are an integral part of these combined financial statements.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

COMBINED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

		Attributable to the Equity Holder of the Group
	Number of	Par Value of		Accumulated
	Ordinary Shares	Ordinary Shares	Reserves	Losses	Total

Balance at January 1, 2007	145,935,200	99,673	4,250,482	(3,118,133)	1,232,022

Comprehensive income
- Loss for the year	—	—	—	(4,475,149)	(4,475,149)

Transactions with owners
- Incorporation of subsidiaries under common control (Note 1, 15)	—	—	10,009,353	—	10,009,353

Balance at December 31, 2007	145,935,200	99,673	14,259,835	(7,593,282)	6,766,226

Balance at January 1, 2008	145,935,200	99,673	14,259,835	(7,593,282)	6,766,226

Comprehensive income
- Profit for the year	—	—	—	7,369,382	7,369,382

Transactions with owners
- Acquisition of subsidiaries under common control (Note 1, 15)	—	—	(23,514,200)	—	(23,514,200)
- Issuance of ordinary shares (Note 15(d))	—	—	341,605	—	341,605

	145,935,200	99,673	(23,172,595)	—	(23,072,922)

Balance at December 31, 2008	145,935,200	99,673	(8,912,760)	(223,900)	(9,036,987)

Balance at January 1, 2009	145,935,200	99,673	(8,912,760)	(223,900)	(9,036,987)

Comprehensive income
- Loss for the year	—	—	—	(326,497,211)	(326,497,211)

Transactions with owners
- Eastern Well — change in ordinary shares (Note 15(c))	—	—	90,816	—	90,816
- Termination of warrants (Note 20)	—	—	89,856,685	—	89,856,685

	—	—	89,947,501		89,947,501

Balance at December 31, 2009	145,935,200	99,673	81,034,741	(326,721,111)	(245,586,697)

The accompanying notes are an integral part of these combined financial statements.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

		Year Ended December 31
	Note	2007	2008	2009

Cash flows from operating activities
Cash used in operations	29	(2,733,902)	(26,542,024)	(106,452,595)
Interest received		5,405	18,056	35,712
Interest paid		—	—	(1,591,200)
Income tax paid		—	(43,971)	(25,978)

Net cash used in operating activities		(2,728,497)	(26,567,939)	(108,034,061)

Cash flows from investing activities
Payment for land use rights		—	(2,000,000)	(1,080,000)
Acquisition of subsidiaries under common control	1,15	—	(13,514,200)	(10,000,000)
Disposal of a subsidiary	27	—	—	(7,515,155)
Payment for property, plant and equipment		(52,016)	(1,787,944)	(7,681,332)

Net cash used in investing activities		(52,016)	(17,302,144)	(26,276,487)

Cash flows from financing activities
Proceeds from issuance of ordinary shares		—	9,353	—
Proceeds from capital contribution to a subsidiary	1,15	10,000,000	—	—
Proceeds from borrowings	18	2,850,000	34,173,000	5,000,000
Repayment of borrowings		—	—	(37,023,000)
Proceeds from issuance of convertible bond	19	—	—	68,380,000
Proceeds from issuance of redeemable convertible preferred shares and warrants, net of issue cost	20	—	—	135,721,376

Net cash generated from financing activities		12,850,000	34,182,353	172,078,376

Net increase (decrease) in cash and cash equivalents		10,069,487	(9,687,730)	37,767,828
Cash and cash equivalents at beginning of year	12	2,701	10,072,188	384,458
Exchange losses on cash and cash equivalents		—	—	(4,114)

Cash and cash equivalents at end of year	12	10,072,188	384,458	38,148,172

Supplementary disclosure of non-cash investing and financing activities
Conversion of convertible bond to redeemable convertible preferred shares	19	—	—	(69,060,193)

The accompanying notes are an integral part of these combined financial statements.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

1.	General information and group re-organization

Nobao Renewable Energy Holdings Limited (the “Company”) was incorporated by Mr. Sun Kwok Ping (the “Founder”), the Chief Executive Officer, on September 30, 2008 in the Cayman Islands with limited liability. The address of its registered office is Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands.

The accompanying combined financial statements include the financial statements of the Company and the following companies (collectively, the “Group”), all of which are companies with limited liabilities:

				Attributable
		Issued and Paid up		Interests to the
Name	Place and Date of Incorporation	Capital		Group	Principal Activities

Jiangxi Nobao Electro Co., Ltd. (“Jiangxi Nobao”)	The People’s Republic of China (the “PRC”), April 5, 2005	US$	11,830,000	100%	Manufacturing (mainly, assembly) and sales of GSHP systems
Eastern Well Holdings Limited (“Eastern Well”)	Hong Kong, January 24, 2007	US$	14,594	100%	Investment holding
Shanghai Nobo Commerce and Trade Co., Ltd. (“Shanghai Nobo”, formerly known as Shanghai Nobo Energy Technology Co., Ltd.)	The PRC, November 11, 2007		RMB10,000,000	100%	Sales of GSHP systems and provision of related service
Nuoxin Energy Technology (Shanghai) Co., Ltd. (“Shanghai Nuoxin”)	The PRC, November 28, 2008	US$	11,000,000	100%	Sales of GSHP systems and provision of related service

The Group is primarily engaged in the manufacture and sales of ground source heat pump (“GSHP”) systems, and the provision of related post-sales services.

Jiangxi Nobao was incorporated by Bright Praise Holdings Limited (“Bright Praise”), a company incorporated in Hong Kong, on April 5, 2005. Since its inception, the Founder is the sole beneficiary owner of and has control over Bright Praise and Jiangxi Nobao.

Eastern Well was incorporated by the Founder in Hong Kong on January 24, 2007. The Founder had control over Eastern Well and has been the beneficial owner of its entire share capital from its inception to Eastern Well’s issuance of series A preferred shares in June 2009 (Note 20).

Pursuant to a share transfer agreement entered into between Bright Praise and Eastern Well dated March 28, 2008, Bright Praise transferred its 100% shareholdings in Jiangxi Nobao to Eastern Well (“Jiangxi Nobao Acquisition”) at the consideration of RMB13,514,200 (Note 15). As a result, Jiangxi Nobao became a wholly owned subsidiary of Eastern Well.

Shanghai Nobo was incorporated on November 11, 2007 by the Founder and another nominal shareholder. Since its inception, the Founder was the sole beneficiary owner of and had control over Shanghai Nobo. Pursuant to a share transfer agreement dated March 5, 2008, Eastern Well acquired the 100% shareholdings in Shanghai Nobo from the Founder and the nominal shareholder (“Shanghai Nobo Acquisition”) at the consideration of RMB10,000,000 (Note 15). As a result, Shanghai Nobo became a wholly owned subsidiary of Eastern Well.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

Shanghai Nuoxin was incorporated by Eastern Well on November 28, 2008.

The Founder had control over the financial and operating policies of Eastern Well, Jiangxi Nobao and Shanghai Nobo since their respective inception dates to the date of the respective acquisitions in March 2008 and until Eastern Well’s issuance of series A preferred shares in June 2009 (Note 20). As the Founder exercised unilateral control over Jiangxi Nobao, Shanghai Nobo and Eastern Well both before and after the respective acquisition dates, Jiangxi Nobao Acquisition and Shanghai Nobo Acquisition are accounted for as business combinations under common control, under a method similar to the merger accounting where all assets and liabilities were recorded at predecessor carrying amounts. The combined financial statements of the Group include the financial statements of Jiangxi Nobao and Shanghai Nobo throughout the years presented or since the date of incorporation of these combining companies, where such entities were incorporated at a later date.

In December 2009, the Group disposed Shanghai Nobo and accounted for the transaction as disposal of assets (Note 27).

In December 2009, the Founder entered into a Purchase and Sale Agreement with Wide Safety International Limited (“Wide Safety”), under which the Founder sold his 7,296,760 ordinary shares in Eastern Well to Wide Safety for an aggregate consideration of US$6 million. As a result, the Founder, Wide Safety and the preferred shareholder (Note 20), on an as-converted basis, owned 63.2%, 3.3% and 33.5%, respectively, the equity interests of Eastern Well at December 31, 2009.

In January 2010, the Company completed a share exchange with Eastern Well whereby all the shareholders of Eastern Well exchanged all the shares they owned in Eastern Well (including 145,935,200 ordinary shares and 73,597,200 preferred shares) with the 145,935,200 ordinary and 73,597,200 preferred shares of the Company in a one-for-one share exchange for all shares of equivalent classes that these shareholders held in Eastern Well prior to the share exchange (Note 33(a)). As a result of the Share Exchange Agreement, Eastern Well has become a wholly owned subsidiary of the Company, the Company has become the ultimate holding company of all other Group entities, and the shareholders of Eastern Well have become the shareholders of the Company.

As all the shareholders of Eastern Well together entered into the Share Exchange Agreement, and maintained the same shareholding and respective shareholders’ rights in the Company as they held in Eastern Well immediately before the exchange, the exchange has been accounted for as a legal reorganization of entities under common control in a manner similar to the merger accounting. Accordingly, the accompanying combined financial statements have been prepared as if the group structure after the completion of the aforementioned share exchange between the Company and Eastern Well in January 2010 had been in existence throughout the years presented. All significant intra-group transactions and balances have been eliminated on combination.

Please refer to Note 33(c) for further changes in the shareholdings of the Founder and the Preferred Shareholder in the company in April 2010.

These combined financial statements have been approved for issue by the Board of Directors on April 26, 2010.

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these combined financial statements are set out below. These polices have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The combined financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB. The combined financial statements have been

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

prepared under the historical cost convention, as modified by the revaluation of certain financial liabilities at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the combined financial statements are disclosed in Note 4.

For the year ended December 31, 2009, net cash used by the Group in operating activities amounted to approximately RMB108.1 million (2008: RMB26.6 million); it raised funding with a total amount of US$30 million (RMB204.2 million) (2008: nil) via the issuance of a convertible bond (Note 19), redeemable convertible preferred shares and warrants and the exercise of a warrant by the preferred shareholder (Note 20). The Group management considers the Group is capable of raising adequate funds from various sources, including but not limited to investors and financial institutions, to finance the Group’s operations and to enable the Group to meet its liabilities as and when they fall due in the coming twelve months and to be able to carry on its business without a significant curtailment of operations for the foreseeable future. Accordingly, the management believe the Group will continue as a going concern and have accordingly prepared the combined financial statements on a going concern basis.

Changes in accounting policy and disclosures

(a) New and amended standards, and interpretations to existing standards effective in 2009 and relevant to the Group

•	IFRS 7 ‘Financial Instruments — Disclosures’ (amendment) — effective January 1, 2009. The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on the combined statement of comprehensive income.

•	IAS 1 (revised). ‘Presentation of financial statements’ — effective January 1, 2009. The revised standard prohibits the presentation of items of income and expenses (that is, ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity in the statement of comprehensive income. As a result the Group presents in the combined statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the combined statement of comprehensive income. Comparative information has been re-presented so that it also is in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on the Group’s financial position and performance.

•	IFRS 1 (amendment) ‘First time adoption of IFRS’, and IAS 27 ‘Consolidated and separate financial statements’ (effective from January 1, 2009). The amended standard allows first-time adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. The amendment also removes the definition of the cost method from IAS 27 and replaces it with a requirement to present dividends as income in the separate financial statements of the investor. The amendment does not have any impact on the Group’s combined financial statements.

•	IFRS 2 (amendment), ‘Share-based payment’ (effective January 1, 2009) deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services;

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

they would not impact the number of awards expected to vest or valuation there of subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group has adopted IFRS 2 (amendment) from January 1, 2009. The amendment does not have a material impact on the Group’s financial position and performance, as the Group has no share-based payment for the years presented.

•	IAS 23 (amendment), ‘Borrowing costs’ (effective from January 1, 2009). The amendment requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs is removed. The Group has applied IAS 23 (Amendment) from January 1, 2009 and the adoption of IAS 23 (amendment) has had no material impact on the Group’s combined financial statements.

•	IFRS 8, ‘Operating segments’ (effective January 1, 2009). IFRS 8 replaces IAS 14, ‘Segment reporting’, and requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. As the management considers the Group as a single segment, there has been no impact on the Group’s combined financial statements from the adoption of this standard.

•	IAS 32 (amendment), ‘Financial instruments: Presentation’, and IAS 1 (Amendment), ‘Presentation of financial statements’ — ‘Puttable financial instruments and obligations arising on liquidation’ (effective from January 1, 2009). The amended standards require entities to classify puttable financial instruments and instruments, or components of instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation as equity, provided the financial instruments have particular features and meet specific conditions. The Group has adopted the IAS 32 and IAS 1(Amendment) from January 1, 2009. It has not had any impact on the Group’s combined financial statements.

•	IAS 20 (amendment), ‘Accounting for government grants and disclosure of government assistance’ (effective from January 1, 2009). The benefit of a below market rate government loan is measured as the difference between the carrying amount in accordance with IAS 39, ‘Financial instruments: Recognition and measurement’, and the proceeds received with the benefit accounted for in accordance with IAS 20. The amendment has not had a material impact on the Group’s combined financial statements.

•	IFRIC 15, ‘Agreements for construction of real estates’ (effective from January 1, 2009). The interpretation clarifies whether IAS 18, ‘Revenue’, or IAS 11, ‘Construction contracts’, should be applied to particular transactions. It is likely to result in IAS 18 being applied to a wider range of transactions. The adoption of IFRIC 15 has not had an material impact on the Group’s combined financial statements.

•	Certain amendments to existing standards pursuant to IASB’s Annual Improvements Project published in May 2008:

•	IAS 23 (amendment), ‘Borrowing costs’ (effective from January 1, 2009). The definition of borrowing costs has been amended so that interest expense is calculated using the effective interest method defined in IAS 39 ‘Financial instruments: Recognition and measurement’. This eliminates the inconsistency of terms between IAS 39 and IAS 23. This amendment has not had a material impact on the Group’s combined financial statements.

•	There are a number of minor amendments to IFRS 7, ‘Financial instruments: Disclosures’, IAS 8, ‘Accounting policies, changes in accounting estimates and errors’, IAS 10, ‘Events after the balance sheet date’ and IAS 18, ‘Revenue’, which has not had a material impact on the Group’s combined financial statements.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

(b) New and amended standards, and interpretation to existing standards effective in 2009 but not relevant

•	IFRIC 13, ‘Customer loyalty programmes’ (effective from July 1, 2008).

•	IFRIC 16, ‘Hedges of a net investment in a foreign operation’ (effective from October 1, 2008).

•	IFRIC 18 “Transfers of Assets from Customers Interpretation” (effective from July 1, 2009).

•	Certain amendments to existing standards pursuant to IASB’s Annual Improvements Project published in May 2008.

(c) New and amended standards, and interpretation to existing standards relevant to the Group, but not effective and not early adopted by the Group

•	IFRS 2 (amendments), ‘group cash-settled share-based payment transactions’ (effective from January 1, 2010). In addition to incorporating IFRIC — Int 8, ‘Scope of IFRS 2’, and IFRIC — Int 11, ‘IFRS 2 — group and treasury share transactions’, the amendments expand on the guidance in IFRIC 11 to address the classification of group arrangements that were not covered by the interpretation.

•	IFRS 3 (revised), ‘Business combinations’ (effective from July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair vale or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The Group would apply IFRS 3 (revised) prospectively from January 1, 2010.

•	IFRIC 19 “Extinguishing financial liabilities with equity instruments” (effective from July 1, 2010). The interpretation requires a gain or loss to be recognised in profit or loss when a liability is settled through the issuance of the entity’s own equity instruments. The amount of the gain or loss recognised in profit or loss will be the difference between the carrying value of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments cannot be reliably measured then the fair value of the existing financial liability is used to measure the gain or loss. The group will apply the interpretation from January 1, 2011.

•	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2013). The standard addresses classification and measurement of financial assets, introducing the following changes:

•	Introduces a single model that has only two classification categories: amortised cost and fair value, which are driven by the entity’s business model for managing the financial assets and the contractual characteristics of the financial assets.

•	Removes the requirement to separate embedded derivatives from financial asset hosts, and requires a hybrid contract to be classified in its entirety at either amortised cost or fair value.

•	Prohibits reclassifications except in rare circumstances when the entity’s business model changes and the changes apply prospectively.

•	Provides specific guidance for contractually linked instruments that create concentrations of credit risk, which is often the case with investment tranches in a securitisation.

•	Indicates that all equity investments should be measured at fair value. However, management has an option to present in other comprehensive income unrealised and realised fair value gains and losses on equity investments that are not held for trading.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

•	Removes the cost exemption for unquoted equities and derivatives on unquoted equities but provides guidance on when cost may be an appropriate estimate of fair value

The Group will apply the standard from January 1, 2013.

•	IAS 27 (revised), ‘Consolidated and separate financial statements’, (effective from July 1, 2009). The revised standard requires the effects of all transactions with minority interest to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss. The Group would apply IAS 27 (revised) prospectively January 1, 2010.

•	IFRIC 17 ‘Distribution of non-cash assets to owners’ (effective from July 1, 2009). The interpretation is part of the IASB’s annual improvements project published in April/May 2009. This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. IFRS 5 has also been amended to require that assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly probable. The Group would apply IFRIC 17 from January 1, 2010.

•	IAS 38 (amendment), ‘Intangible Assets’ (effective from July 1, 2009). The amendment is part of the IASB’s annual improvements project published in April/May 2009 and the Group will apply IAS 38 (amendment) from the date IFRS 3 (revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives.

•	IFRS 5 (amendment), ‘Measurement of non-current assets (or disposal groups) classified as held for sale’. The amendment is part of the IASB’s annual improvements project published in April/May 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The Group would apply IFRS 5 (amendment) from January 1, 2010.

•	IAS 1 (amendment), ‘Presentation of financial statements’. The amendment is part of the IASB’s annual improvements project published in April/May 2009. The amendment provides clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The Group would apply IAS 1 (amendment) from January 1, 2010.

•	Amendment to IFRIC 14 “IAS19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” (effective from January 1, 2011). This amendment will affect a relatively small number of companies which (a) have a defined benefit pension plan that is subject to a minimum funding requirement under local legislation, and (b) have prepaid (or expect to prepay) the minimum funding requirement in respect of future employee service, leading to a pension surplus. The Group currently does not have any defined benefit plans.

•	IAS 24, ‘Related party disclosures’ (effective from January 1, 2011). The amendment removes the requirement for government-related entities to disclose details of all transactions with the government

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

and other government-related entities, and clarifies and simplifies the definition of a related party. The amended definition means that some entities will be required to make additional disclosures. For example, a subsidiary is now required to disclose transactions with an associate of its parent. An entity that is controlled by an individual that is part of the key management personnel of another entity is now required to disclose transactions with that second entity.

•	IAS 17 (Amendment) “Classification of leases of land and buildings” (effective from January 1, 2010). The amendment deleted the specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating, using the general principles of IAS 17. This amendment should be applied retrospectively to existing leases if the necessary information is available at the inception of the lease. Otherwise, land leases should be reassessed on the date of adoption of the amendment.

The Group is analyzing the potential impact on the Group’s combined financial statements from these new and amended standards and interpretations to existing standards.

2.2	Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The Group applies merger accounting to account for the business combination (including acquisition of subsidiaries) under common control, where all assets and liabilities are recorded at predecessor carrying amounts, as if the combining entities have been combined from the date when they first came under the control of the controlling party, where difference between consideration payable and the net assets value are taken to the merger reserve.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary in the combined financial statements to ensure consistency with the policies adopted by the Group.

2.3	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the board of directors that makes strategic decisions.

The board of directors reviews the operation results and financial position of the Group as a single segment. Therefore, no segment information is presented in these combined financial statements.

For the years presented, substantially all the Group’s revenue is derived from customers in the PRC and its non-currents assets other than deferred income tax assets are located at or derived from the PRC.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

2.4	Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the group entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The combined financial statements are presented in RMB, which is the functional currency of the Company and all other group entities and the presentation currency of the Group.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year -end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the combined statements of comprehensive income within ‘finance income (costs), net’.

Translation difference on non-monetary financial assets and liabilities such as financial liabilities at fair value through profit or loss are recognized in the combined statements of comprehensive income as part of the fair value gain or loss.

2.5	Property, plant and equipment

Property plant and equipment, comprising buildings, vehicles, furniture, fittings and equipment and are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged in the combined statements of comprehensive income during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate the costs to the residual values over the estimated useful lives, as follows:

- Buildings	10-20 years
- Vehicles	10 years
- Furniture, fittings and equipment	5-10 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.7).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘other gains (loss) — net’, in the combined statements of comprehensive income.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

2.6	Land use rights

All land in the PRC is state-owned and no individual land ownership right exists. The Group acquired the right to use certain land and the premiums paid for such right are treated as prepayment for operating lease and are expensed over the lease term using the straight-line method.

2.7	Impairment of non-financial assets

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.8	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method. The cost of finished goods and work in progress comprises raw materials, direct labour, other indirect costs and related production overheads (based on normal operating capacity). Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.9	Trade and other receivables

Trade receivables are amounts due from customers for products sold or services performed in the ordinary course of business. If collection of trade and other receivables is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade and other receivables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognized in the combined statements of comprehensive income. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the combined statements of comprehensive income.

2.10	Cash and cash equivalents

Cash and cash equivalents include cash in hand and deposits held at call with banks.

2.11	Share capital

Ordinary shares are classified as equity.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

2.12	Trade and other payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade and other payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade and other payables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.13	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the combined statements of comprehensive income over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.14	Convertible bond

Convertible bond which entitles the holder a put option (i.e., an option to require the Group to redeem in cash) and an option to convert into a variable equity instruments, other than into a fixed number of equity instruments at a fixed conversion price, are regarded as combined instruments consisting of a liability and a derivative component. The convertible bond including the embedded derivative as a whole is designated as a financial liability at fair value through profit or loss. The entire convertible bond is initially and subsequently measured at fair value, with changes in fair value recognized in the combined statements of comprehensive income in the year in which they arise.

Issue costs that are directly attributable to the issue of the convertible bond designated as financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

2.15	Redeemable convertible preferred shares and warrants

Redeemable convertible preferred shares which entitle the holder (i) to convert into a variable number of equity instruments, or to convert into a fixed number of equity instrument in exchange of variable amount of cash and (ii) to participate in dividends appropriation in preference to holders of ordinary shares, subject to the discretion of the directors of the Company, are regarded as combined instruments that consist of a liability component, an embedded derivative and an equity component. The Group designates the redeemable convertible preferred shares as financial liabilities at fair value through profit or loss. The entire redeemable convertible preferred shares are initially and subsequently measured at fair value, with changes in fair value recognized in the combined statements of comprehensive income in the year in which they arise.

The warrants issued by the Group are derivative financial instruments as (i) their value would change in response to the changes in the underlying series A preferred shares and ordinary shares and (ii) they would be settled at a later date. The warrants are designated as financial liabilities at fair value through profit or loss and initially recognized and subsequently measured at fair value, with changes in fair value recognized in the combined statements of comprehensive income.

Issue costs that are directly attributable to the issue of the redeemable convertible preferred shares designated as financial liabilities at fair value through profit or loss and the warrants are recognized immediately in profit or loss.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

2.16	Current and deferred income tax

The tax expense for the year comprises current and deferred tax.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the respective Group entities operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the combined financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.17	Employee benefits — pension obligations

The Group entities in the PRC participate in defined contribution retirement benefit plans organized by relevant government authorities for its employees in the PRC and contribute to these plans based on certain percentage of the salaries of the employees on a monthly basis, up to a maximum fixed monetary amount, as stipulated by the relevant government authorities. The government authorities undertake to assume the retirement benefit obligations payable to all existing and future retired employees under these plans.

The Group has no further obligation for post-retirement benefits beyond the contributions made. The contributions to these plans are recognized as employee benefit expenses when incurred.

2.18	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

2.19	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown after eliminating sales between the Group entities.

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below.

The Group enters into three types of arrangements with its customers: (a) Outright sales contracts under which the Group provides to its customers the design, sales and installation of the GSHP systems for fixed fees and the customers assume ownership of the systems upon the completion of installation; (b) Energy solution contracts under which the Group provides to its customers the design, manufacturing, installation and provision of the GSHP systems and maintenance of the systems during the contractual periods which generally ranges between 10 to 20 years. Each contract is specifically negotiated for their design. Installation, which generally takes 2 to 4 months to complete, and design are customized and essential to the functionalities and customer’s expected use of the systems. Under the energy solution contracts, the customers pay fees to the Group generally commencing after the completion of installation of the GSHP systems over the term of the contract on a monthly basis, after deducting the cost of electricity used to operate the GSHP systems. The payments from customers are due upon receipt of invoice. Fixed fee contract requires customers to pay equal monthly instalments over the contract term and variable fee contract require payment of fee based on actual usage with a minimum usage requirement. Contingent payments, over and above the specified minimum payments, are not recognized until the related contingency has been resolved. Title to the GSHP systems transfers to the customers at the end of the contract term for zero or nominal amounts. Contracts are signed with reputable companies such as large multi-national companies and Chinese state owned enterprises. The Company performs detailed analysis of the business of prospective customers such as its customer base and credit checks to ensure collectability to determines that the economic benefits associated with the arrangements will flow to the Company. The Company has not experienced any bad debts; and (c) Sale of equipment.

(a) Outright sales contracts (also referred to as engineering, procurement and construction, “EPC”)

The design and sale of the GSHP systems and the related installation are considered as one unit of accounting under IAS 18, paragraph 13, as the design and installation services are (i) customised to the specific needs of each customer, (ii) affect the components and configuration of the system to be provided, and (iii) essential to the functionalities and customer’s expected use of the systems.

The entire fee on EPC contracts is recognized as revenue by reference to the percentage of completion which is measured by reference to the contract costs incurred up to the balance sheet date as a percentage of total estimated costs for each contract as prescribed by IAS 11, paragraph 22.

(b) Energy solution contracts (also referred to as energy management contracts, “EMC”)

All of the EMC are subject to lease accounting pursuant to IFRIC 4 (and therefore IAS 17) given they are contracts under which the customers receive the right to use GSHP systems for monthly instalments and the fulfilment of the contract is dependent on the use of a specific asset. In determining how lease accounting should be

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

applied to the EMC, the consideration to be received under the contract is separated at the inception of the contract into the elements which are considered lease and other non-lease elements in accordance with IFRIC 4. Following that, EMC are first separated into two components to be provided to the customers: (i) the design, manufacturing, installation and provision of the GSHP systems (the lease arrangement) and (ii) maintenance of the GSHP systems (the non lease element). The design, manufacturing, installation and the provision of GSHP systems are inseparable and considered as one unit of accounting given the design and installation services are (i) customised to the specific needs of each customer, (ii) affect the components and configuration of the system to be provided, and (iii) essential to the functionalities and customer’s expected use of the systems. Revenue recognition criteria are then applied to each element to reflect the substance of the arrangements.

Following the guidance under IFRIC 4, paragraph 14, the estimated net contract price less the estimated fair value of the maintenance deliverable represents payment for the design, manufacturing, installation and provision of the GSHP systems. The net contract price is calculated based on the fixed monthly fee in the case of a fixed fee contract or a variable fee based on usage in the case of a variable fee contract (with minimum usage requirement per annum), less projected electricity costs (Note 4(b)). In case of a variable fee contract, variable fee is currently calculated based on the minimum usage requirement as specified in each contract. The fair value of maintenance is estimated based on a combination of the Group’s experience and industry data.

Design, manufacturing, installation and provision of GSHP systems

IAS 17 is applied to the design, manufacturing, installation and provision of GSHP systems as one element for the reason stated above. If the Group, as a lessor in the finance leases, substantially transfers all the risks and rewards incidental to ownership of the GSHP systems to its customers (Note 2.21), it will recognize revenue using the percentage of completion method over the manufacturing and installation period. The percentage of completion is measured by reference to the contract costs incurred up to the balance sheet date as a percentage of total estimated costs for each contract. Such revenue is recognized at the lower of the fair value of the GSHP systems and the present value of the payments for design, manufacturing, installation and provision of the GSHP systems, net of projected electricity costs to be incurred for the GSHP systems. Subsequent to installation, interest income reflecting a constant periodic rate of return from finance lease of the GSHP systems will be recognized over the remaining contract period. Interest income due from customers is included within “finance lease receivables”. Contingent payments, over and above the specified minimum payments, are not recognized until the related contingency has been resolved pursuant to IAS 17.

If substantially all the risks and rewards incidental to ownership of the GSHP systems are not transferred, the Group classifies these as operating leases. Lease income, excluding contingent rental payments, will then be recognized on a straight-line basis over the contract term. Contingent rental is recognized as revenue in the period in which it occurs.

Maintenance

Maintenance is accounted for on a straight-line basis in accordance with IAS 18 given maintenance service is provided to the customers ratably during the contractual periods.

For both EPC and EMC, the Group presents as an asset the gross amount due from customers for contract work for all contracts in progress for which costs incurred plus recognized profits (less recognized losses) exceed progress billings. Progress billings not yet paid by customers and retention are included as “amounts due from customers for contract work” within “trade and other receivables”. The Group presents as a liability the gross amount due to customers for contract work for all contracts in progress for which progress billings exceed costs incurred plus recognized profits (less recognized losses), which is included as “amounts due to customers for

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

contract work” within “trade and other payables”. When the installation deliverable of EMC is completed, the amounts due from customers for contract work are reclassified as “finance lease receivables”.

Any changes to the original estimates of revenues are reflected in the combined statements of comprehensive income in the period in which the circumstances that give rise to the revision become known by management.

When the total estimated contract cost exceeds total contract revenue, the expected loss is recognized as an expense immediately.

(c) Sales of equipment

Revenue from the sale of equipment is recognized when the Group has delivered the equipment and the significant risks and rewards of ownership of the equipment have been transferred to the customer (Note 21 and 30).

2.20	Interest income

Interest income is recognized on a time-proportion basis using the effective interest method.

2.21	Leases

(a) Operating leases (as the lessee)

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the combined statements of comprehensive income on a straight-line basis over the period of the lease.

(b) Finance leases (as the lessor)

The Group leases certain GSHP equipments under EMC (Note 2.19) to customers (the lessee), where a significant portion of the risks and rewards of ownership are transferred to customers given the customers have the ability to control physical access to the systems, collectability is ensured and no substantial obligation remains other than maintenance. Ownership of the systems either transfers to the customers at the end of the contract periods or the customers have the option to purchase the system at a nominal value. The Group, as a lessor, accounts for these leases as finance leases. As stated in Note 2.19 above, the maintenance of GSHP systems is considered as a separate non lease element in the EMC. The present value of the lease payments is recognized as a receivable and the difference between the gross receivable and the present value of the receivable is recognized as unearned interest income. Interest income is recognized over the term of the lease using the effective interest method, which reflects a constant periodic rate of return.

For the years ended December 31, 2007, 2008 and 2009, no EMC was accounted for under operating lease where the Group is the lessor.

2.22	Research and development expenses

Research and development expenditure comprises all expenditure that is directly attributable to research or development activities. Research expenditures are recognized as expense as incurred. Development expenditures are capitalized as intangible asset only when certain criteria are fulfilled; other development expenditures that do not meet these criteria are recognized as expenses. The Group recognized all research and development expenditures incurred as expenses for the years presented.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

3.	Financial risk management

3.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, cash flow and fair value interest rate risk), credit risk, and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

(a) Market risk

(i) Foreign exchange risk

The Group mainly operates in mainland China with most of the revenue and expenditures transactions denominated and settled in RMB, where its foreign exchange risk is limited.

The Group’s exposure to foreign exchange risk mainly on its purchase transactions (i.e., import of equipment and parts) denominated in Euros, and financing activities (i.e., issuance of convertible bond, certain borrowings, warrants and preferred shares) denominated in United States Dollar (“USD”). Given the general expectations about the strengthening of RMB, the Group has not purchased forward contracts to hedge the exposure to foreign exchange risk.

At December 31, 2007, 2008 and 2009, if USD had strengthened/weakened by 5% against RMB with all other variables held constant, the Group’s loss before income tax for the year ended December 31, 2007 would have been decreased/increased by approximately nil, profit before tax for the year ended December 31, 2008 would have been increased/decreased by RMB1,709,000, and loss before income tax for the year ended December 31, 2009 would have been decreased/increased by RMB22,897,000, respectively, mainly as a result of foreign exchange gains/losses on translation of USD denominated cash and cash equivalents, borrowings, and fair value charge on USD denominated financial liabilities at fair value through profit or loss (i.e., warrants and redeemable convertible preferred shares).

At December 31, 2007, 2008 and 2009, if Euro had strengthened/weakened by 5% against RMB with all other variables held constant, the Group’s loss before income tax for the year ended December 31, 2007 would have been decreased/increased by approximately nil, profit before tax for the year ended December 31, 2008 would have been increased/decreased by RMB174,000, loss before income tax for the year ended December 31, 2009 would have been decreased/increased by RMB275,000, respectively, mainly as a result of foreign exchange gains/losses on translation of Euro denominated trade payables.

(ii) Cash flow and fair value interest rate risk

The Group’s primary interest rate risk arises from long-term trade receivables and certain borrowings, which bear fixed rates and expose the Group to the fair value interest rate risk. The Group’s certain borrowings bear variable rates, which expose the Group to cash flow interest rate risk and is partially offset by cash held at variable rates. The Group has not used any derivative to hedge its exposure to interest rate risks.

At December 31, 2007, 2008 and 2009, if average interest rate on the Group’s long-term trade receivables and certain borrowings which bear fixed rates had been 50 basis point higher/lower, loss before tax for the year ended December 31, 2007 would have been increased/decreased by approximately RMB1,000/RMB1,000, profit before tax for the year ended December 31, 2008 would have been decreased/increased by RMB741,000/RMB412,000 and, and loss before tax for the year ended December 31, 2009 would have been increased/decreased by approximately RMB394,000/RMB416,000, respectively.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

(b)	Credit risk

Credit risk arises from cash and cash equivalents, trade and other receivables, and finance lease receivables. The carrying amounts or the undiscounted nominal amount, where applicable, of each class of above financial assets represent the Group’s maximum exposure to credit risk in relation to the corresponding class of financial assets.

To manage the risk with respect to cash and cash equivalents, bank deposits are placed with highly reputable financial institutions.

The Group performs credit assessment on customers before making credit sales to customers and credit risks in connection with trade receivables and finance lease receivables are monitored on an on-going basis. See Note 8, 9 and 10 for more details.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and availability of funding. Due to the dynamic nature of the underlying business, the Group aims at maintaining flexibility in funding by maintaining adequate amount of cash and cash equivalents.

The table below analyses the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet dates to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

		Between 1 and	Between 2 and
	Less than 1 Year	2 Years	5 Years	Over 5 Years

At December 31, 2007
Trade and other payables	14,117,165	4,323	21,388	30,130
Borrowings	2,850,000	—	—	—

	16,967,165	4,323	21,388	30,130

At December 31, 2008
Trade and other payables	34,559,473	36,200	109,520	189,296
Borrowings	38,298,155	—	—	—

	72,857,628	36,200	109,520	189,296

At December 31, 2009
Trade and other payables	42,203,416	424,353	1,321,252	6,265,390
Borrowings	5,000,000	—	—	—

	47,203,416	424,353	1,321,252	6,265,390

The Group’s redeemable and convertible preferred shares are analyzed in Note 20.

3.2	Capital risk management

The Group’s objective when managing capital is to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders, while at the same time to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may issue new ordinary or preferred shares, convertible bonds or finance from other sources.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

3.3	Fair value estimation

Effective January 1, 2009, the Group adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheets at fair value, which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The Group’s convertible bond, warrants, and redeemable convertible preferred shares are measured at fair value, which is categorized using the fair value hierarchy level 3. The determination of fair value of convertible bond, warrants, and redeemable convertible preferred shares involves the use of discounted cash flow analysis, which includes significant inputs that is not based on observable market data. Also see Note 4(d) on the fair value measurement.

There are no financial instruments measured at fair value transferred in or out of level 3 for the years presented.

4.	Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Estimated impairment of receivables

The Group’s management determines the provision for impairment of trade and other receivables, and finance lease receivable based on an assessment of the recoverability of the receivables. This assessment is based on the credit history of its customers and other debtors and the current market condition, and requires the use of judgements and estimates. Management reassesses the provisions at each balance sheet date.

(b)	Revenue recognition

As disclosed in Note 2.19, the Group uses the percentage of completion method in accounting for the installation of the GSHP systems under the EMC. Contract revenue is the fair value of the GSHP systems installed, or, if lower, the present value of the payments for design, manufacturing, installation and provision of equipment of the GSHP systems. The estimated net contract price less the fair value of the maintenance deliverables represents the payments for design, manufacturing, installation and provision of the GSHP systems. The estimated net contract price is derived by gross contract price less estimated electricity costs expected to be incurred for the GSHP systems.

The electricity costs expected to be incurred for the GSHP systems are estimated based on management experience and the operating history of the Group’s EMC that had been completed and in operation for a period of time. Were the electricity costs to increase/decrease by 5% based on management estimates, with all other variables held constant, the amount of revenue recognized for the years ended December 31, 2007, 2008 and 2009 would be decreased by approximately nil, RMB1,340,000 and RMB2,294,000 or increased by approximately nil, RMB993,000 and RMB2,042,000, respectively.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

Management estimated customers’ credit ratings and incremental borrowing rates as discount rates, in the determination of present value of payments for installation and financing of the GSHP systems. For the years ended December 31, 2007, 2008 and 2009, the discount rates ranged from 6.57% to 7.83%, 4.86% to 8.13% and 4.86% to 8.13%, respectively. Had the discount rates been 50 basis points higher/lower, with all other variables held constant, the amount of revenue recognized for the years then ended would have been decreased by approximately nil, RMB855,000 and RMB3,716,000 or increased by approximately nil, RMB494,000 and RMB3,448,000, respectively.

The Group assesses, on an annual basis, the reasonableness of the above key estimates in revenue recognition of EMC.

(c)	Current tax and deferred tax

The Group is subject to income taxes in a few jurisdictions. Judgement is required in determining the provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the periods in which such determination are made.

Deferred tax assets relating to certain temporary differences and tax losses are recognized as management considers it is probable that future taxable profits will be available against which the temporary differences or tax losses can be utilized. Where the expectation is different from the original estimate, such differences will impact the recognition of deferred tax assets and taxation in the periods in which such estimate is changed.

(d)	Fair value of financial liabilities at fair value through profit or loss

As disclosed in Notes 3.3 and 20, the fair value of the redeemable convertible preferred shares and warrants at the dates of issue, derecognizing and/or balance sheet dates were determined based on retrospective valuations performed by an independent valuer, using valuation techniques. The Group uses its judgements to select a variety of methods and make assumptions that are mainly based on market conditions existing at the balance sheet dates. The Group has used discounted cash flow to determine the business value of the Group, followed by option pricing models to determine the fair value of redeemable convertible preferred shares and warrants.

Were the discount rate used in the discounted cash flow analysis to differ by 5% higher/lower based on management estimates, the carrying value of redeemable convertible preferred shares at December 31, 2009 would be approximately RMB48,483,000 lower or RMB56,092,000 higher.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

5.	Land use rights

	Year Ended December 31
	2007	2008	2009

At beginning of year
Cost	4,800,000	4,800,000	4,800,000
Accumulated amortization	(136,000)	(232,000)	(328,000)

Net book amount	4,664,000	4,568,000	4,472,000

Opening net book amount	4,664,000	4,568,000	4,472,000
Additions	—	—	1,080,000
Amortization (Note 23)	(96,000)	(96,000)	(158,400)

Closing net book amount	4,568,000	4,472,000	5,393,600

At end of year
Cost	4,800,000	4,800,000	5,880,000
Accumulated amortization	(232,000)	(328,000)	(486,400)

Net book amount	4,568,000	4,472,000	5,393,600

The Group’s land use rights represent prepaid operating lease payments.

For the years ended December 31, 2007 and 2008, all amortization expenses were charged to the administrative expenses in the combined statements of comprehensive income. For the year ended December 31, 2009, amortization expenses of RMB134,400 was charged to administrative expenses and RMB24,000 to the cost of inventories manufactured/cost of sales.

At December 31, 2007, 2008 and 2009, the Group’s land use rights with a net book value of approximately RMB4,568,000, RMB4,472,000 and RMB4,376,000, respectively, were pledged as collateral for the Group’s borrowings from government (Note 18).

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

6.	Property, plant and equipment

			Furniture,
			Fittings and	Construction
	Buildings	Vehicles	Equipment	In Progress	Total

At January 1, 2007
Cost	1,200,000	—	52,380	—	1,252,380
Accumulated depreciation	(72,000)	—	—	—	(72,000)

Net book amount	1,128,000	—	52,380	—	1,180,380

Year ended December 31, 2007
Opening net book amount	1,128,000	—	52,380	—	1,180,380
Additions	—	—	44,316	7,700	52,016
Depreciation charge (Note 23)	(54,000)	—	(7,026)	—	(61,026)

Closing net book amount	1,074,000	—	89,670	7,700	1,171,370

At December 31, 2007
Cost	1,200,000	—	96,696	7,700	1,304,396
Accumulated depreciation	(126,000)	—	(7,026)	—	(133,026)

Net book amount	1,074,000	—	89,670	7,700	1,171,370

Year ended December 31, 2008
Opening net book amount	1,074,000	—	89,670	7,700	1,171,370
Additions	465,914	176,734	150,064	1,039,278	1,831,990
Depreciation charge (Note 23)	(74,911)	—	(27,507)	—	(102,418)

Closing net book amount	1,465,003	176,734	212,227	1,046,978	2,900,942

At December 31, 2008
Cost	1,665,914	176,734	246,760	1,046,978	3,136,386
Accumulated depreciation	(200,911)	—	(34,533)	—	(235,444)

Net book amount	1,465,003	176,734	212,227	1,046,978	2,900,942

Year ended December 31, 2009
Opening net book amount	1,465,003	176,734	212,227	1,046,978	2,900,942
Additions	2,209,207	387,334	1,293,520	8,974,401	12,864,462
Reclassifications	780,976	—	—	(780,976)	—
Decrease due to disposal of Shanghai Nobo (Note 27)	—	(253,001)	(7,498)	—	(260,499)
Depreciation charge (Note 23)	(167,412)	(43,877)	(87,255)	—	(298,544)

Closing net book amount	4,287,774	267,190	1,410,994	9,240,403	15,206,361

At December 31, 2009
Cost	4,656,097	285,538	1,531,848	9,240,403	15,713,886
Accumulated depreciation	(368,323)	(18,348)	(120,854)	—	(507,525)

Net book amount	4,287,774	267,190	1,410,994	9,240,403	15,206,361

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

For the years ended December 31, 2007, 2008 and 2009, depreciation expenses of nil, nil and RMB13,500 were charged to the cost of inventories manufactured and/or cost of sales, and RMB61,026, RMB102,418, and RMB285,044 to administrative expenses, respectively.

At December 31, 2007, 2008 and 2009, the Group’s buildings with a net book value of approximately RMB1,074,000, RMB1,020,000 and nil respectively, were pledged as collateral for the Group’s borrowings from government (Note 18).

For the years ended December 31, 2007, 2008 and 2009, interest expenses of nil, RMB44,046 and RMB323,576, respectively, were capitalized in property, plant and equipment, with capitalisation rates of nil, 7.61% and 6.13%, respectively.

7.	Financial instruments by category

	December 31,	December 31,	December 31,
	2007	2008	2009

Financial assets — loans and receivables:
Trade and other receivables, current portion	719,477	107,881	26,751,714
Trade and other receivables, non-current portion	—	29,113,583	10,232,346
Finance lease receivables, current portion	83,178	610,602	6,171,725
Finance lease receivables, non-current portion	1,116,822	6,700,325	150,255,991
Cash and cash equivalents	10,072,188	384,458	38,148,172

Total financial assets	11,991,665	36,916,849	231,559,948

Financial liabilities — liabilities at fair value through profit or loss
Redeemable convertible preferred shares	—	—	493,032,652

- Other financial liabilities
Trade and other payables, non-current portion	55,841	335,016	8,010,995
Trade and other payables, current portion	14,117,165	34,559,473	42,203,416
Current income tax liabilities	—	—	1,701,368
Borrowings, current portion	2,850,000	38,298,155	5,000,000

	17,023,006	73,192,644	56,915,779

Total financial liabilities	17,023,006	73,192,644	549,948,431

Total financial liabilities, net	(5,031,341)	(36,275,795)	(318,388,483)

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

8.	Trade and other receivables and prepayments

(a)	Trade and other receivables

	December 31,	December 31,	December 31,
	2007	2008	2009

Amounts due from customers for contract work	—	29,113,583	16,858,918
Less: non-current portion	—	(29,113,583)	(10,232,346)

Amounts due from customers for contract work, current portion	—	—	6,626,572
Amounts due from a related party (Note 30)	577,896	—	719,907
Amounts receivable on disposal of Shanghai Nobo (Note 27)	—	—	19,000,000
Others	141,581	107,881	405,235

Trade and other receivables, current portion	719,477	107,881	26,751,714

The non-current portion of trade and other receivables, mainly the amounts due from customers for contract work, is presented at the present value of the amounts receivable. The carrying amounts of current portion of trade and other receivables approximated their fair values as at the balance sheet dates. The fair value of non-current portion of amounts due from customers for contract work amounted to approximately RMB29,336,000 and RMB9,988,294, respectively, as of December 31, 2008 and 2009.

There are no trade and other receivables that are past due as of December 31, 2007, 2008 and 2009.

As at December 31, 2007, 2008 and 2009, no trade and other receivables were impaired. There has been no impairment on receivables provided during the years presented.

The maximum exposure to credit risk at the balance sheet dates is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

(b)	Prepayments

	December 31,	December 31,	December 31,
	2007	2008	2009

Prepaid taxes	2,850,000	2,727,184	8,746,462
Prepayment on inventories and outsourced contract work(i)	555,671	12,547,213	12,353,549

	3,405,671	15,274,397	21,100,011

(i)	Including certain amounts prepaid to a party that used to be related to the Group (Note 30).

9.	Finance lease receivables

Under EMC (Note 2.19), the Group leases GSHP systems under non-cancellable finance lease agreements. The lease terms range between 10 and 20 years and legal ownership of the assets lie with the Group within the lease term.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

	December 31,	December 31,	December 31,
	2007	2008	2009

Non-current receivables
Finance leases — gross receivables	1,672,914	8,615,287	243,384,676
Unearned finance income	(556,092)	(1,914,962)	(93,128,685)

	1,116,822	6,700,325	150,255,991

Current receivables
Finance leases — gross receivables	195,278	1,047,530	16,613,281
Unearned finance income	(112,100)	(436,928)	(10,441,556)

	83,178	610,602	6,171,725

Total finance lease receivables (current and non-current)
Finance leases — gross receivables	1,868,192	9,662,817	259,997,957
Unearned finance income	(668,192)	(2,351,890)	(103,570,241)

	1,200,000	7,310,927	156,427,716

Gross receivables from finance leases:
No later than 1 year	195,278	1,047,530	16,613,281
Later than 1 year but no later than 5 years	941,998	4,263,153	74,468,825
Later than 5 years	730,916	4,352,134	168,915,851

	1,868,192	9,662,817	259,997,957
Unearned future finance income on finance leases	(668,192)	(2,351,890)	(103,570,241)

Net investment in finance leases	1,200,000	7,310,927	156,427,716

Analysis of net investment in finance leases:
- No later than 1 year	83,178	610,602	6,171,725
- Later than 1 year but no later than 5 years	514,218	2,914,404	33,657,320
- Later than 5 years	602,604	3,785,921	116,598,671

	1,200,000	7,310,927	156,427,716

The Group estimated that there is no unguaranteed residual value accruing to the benefit of the Group at the end of the respective lease terms. The Group has assessed the recoverability of the finance lease receivables and determined no allowance was required for uncollectible minimum lease payments receivable.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

10.	Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to historical information about counterparty default rates:

	December 31,	December 31,	December 31,
	2007	2008	2009

Trade and other receivables
- Amounts due from customers for contract work
New customers	—	29,113,583	13,331,483
Existing customers with no defaults in the past	—	—	3,527,435

	—	29,113,583	16,858,918

- Amounts due from a related party
Related party with no default in the past	577,896	—	719,907

Finance lease receivables
New customers	1,200,000	6,220,927	57,388,811
Existing customers with no defaults in the past	—	1,090,000	99,038,905

	1,200,000	7,310,927	156,427,716

Cash at bank
Banks and financial institution with no defaults in the past	10,070,808	376,606	38,143,235

None of the financial assets that are fully performing has been renegotiated in the years presented. The amounts due from related parties have no fixed payment terms.

11.	Inventories and deferred costs

(a)	Inventories

	December 31,	December 31,	December 31,
	2007	2008	2009

Raw materials and parts	—	164,948	4,017,226
Work in progress	—	—	2,378,625
Purchased equipment	6,872,053	5,807,062	39,318,924

	6,872,053	5,972,010	45,714,775

	Year Ended December 31
	2007	2008	2009

Cost of inventories recognized in cost of sales (Note 23)	2,718,718	22,827,318	85,119,122

(b)	Deferred costs

The Group’s deferred costs at December 31, 2008 and 2009 represent costs incurred and capitalized in connection with certain EMC projects, where the commencement of installation of GSHP equipment is pending.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

12.	Cash and cash equivalents

	December 31,	December 31,	December 31,
	2007	2008	2009

Cash at bank	10,070,808	376,606	38,143,235
Cash in hand	1,380	7,852	4,937

	10,072,188	384,458	38,148,172

13.	Deferred income tax

	December 31,	December 31,	December 31,
	2007	2008	2009

Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	27,592	66,485	746,548
Deferred tax assets to be recovered within 12 months	1,593,685	80,112	35,366

	1,621,277	146,597	781,914

Deferred tax liabilities
Deferred tax liabilities to be settled after more than 12 months	(168,396)	(2,048,051)	(16,286,787)
Deferred tax liabilities to be settled within 12 months	(12,542)	(52,044)	(934,124)

	(180,938)	(2,100,095)	(17,220,911)

Deferred tax assets (liabilities), net	1,440,339	(1,953,498)	(16,438,997)

The gross movement of the deferred income tax assets (liabilities) is as follows:

	Year Ended December 31
	2007	2008	2009

At beginning of year	—	1,440,339	(1,953,498)
Charged (credited) to combined statements of comprehensive income (Note 26)	1,440,339	(3,393,837)	(14,485,499)

At end of year	1,440,339	(1,953,498)	(16,438,997)

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

The movement in deferred income tax assets and liabilities during the years, without taking into consideration of the offsetting of balances within the same jurisdiction, is as follows:

						Deferred tax
	Deferred Tax Assets					Liabilities
	Pre-		Tax Loss			Revenue
	Operating		Carry-			Recognition
	Expenses	Provisions	Forwards	Others	Total	Difference	Net

At January 1, 2007	—	—	—	—	—	—	—
Credited (charged) to profit or loss	31,886	1,414,967	14,724	159,700	1,621,277	(180,938)	1,440,339

At December 31, 2007	31,886	1,414,967	14,724	159,700	1,621,277	(180,938)	1,440,339
(Charged) credited to profit or loss	(10,628)	(1,414,967)	78,260	(127,345)	(1,474,680)	(1,919,157)	(3,393,837)

At December 31, 2008	21,258	—	92,984	32,355	146,597	(2,100,095)	(1,953,498)
Credited (charged) to profit or loss	6,291	—	(92,984)	722,010	635,317	(15,120,816)	(14,485,499)

At December 31, 2009	27,549	—	—	754,365	781,914	(17,220,911)	(16,438,997)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. At December 31, 2007, 2008 and 2009, the Group did not recognize deferred tax assets of RMB2,684, RMB153,595 and RMB632,421, respectively, on tax loss carry-forwards.

The Group did not recognize any deferred income tax liabilities for the withholding tax and other taxes that would be payable on the unremitted earnings of the Group’s subsidiaries in the PRC. Such amounts are permanently reinvested.

	December 31,	December 31,	December 31,
	2007	2008	2009

Deferred income tax liabilities not recognized on withholding tax in connection with the unremitted earnings of the Group’s PRC subsidiaries	—	69,513	239,005

Unremitted earnings of the Group’s PRC subsidiaries	—	695,127	2,390,045

14.	Ordinary shares

Ordinary
shares

At December 31, 2007, 2008 and 2009	99,673

Upon incorporation in 2008, the Company issued 500,000 ordinary shares to the Founder at the par value of US$0.1 per share, with a total consideration of US$50,000 (RMB341,605).

In January 2010, in order for the Company to prepare for the one-for-one share exchange with Eastern Well, the Company carried out a 1 to 1000 share split, as a result of which the Company’s issued ordinary shares became 500,000,000 shares, with a par value of US$0.0001 each. After the share split, the Company repurchased 400,000,000 ordinary shares from the Founder at par value and the Company’s issued ordinary shares become

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

100,000,000 shares, which were wholly owned by the Founder. In connection with the share exchange which took place in January 2010, the Company issued additional 38,638,440 ordinary shares to the Founder, 7,296,760 ordinary shares to Wide Safety (Note 1) and 73,597,200 series A preferred shares to the Preferred Shareholder (Note 20), respectively, in exchange for the same number of ordinary and preferred shares of equivalent class that the Founder, Wide Safety and the Preferred Shareholder owned in Eastern Well, respectively. As a result of the issuance, the share structure of the Company became exactly the same as that of Eastern Well. Immediately after the issuance, the Company completed the one-for-one share exchange with Eastern Well, as a result of which the shareholdings owned by the Founder, Wide Safety and the Preferred Shareholder in Eastern Well was swapped to the Company, Eastern Well became a wholly owned subsidiary of the Company and the Company became the ultimate holding company of all the other group entities (Note 1 and 33(a)).

After the share exchange, the Company’s issued and outstanding ordinary shares were 145,935,200 shares, with a par value of US$0.0001 per share; and its share capital account amounted to US$14,594 (RMB99,673); and the Company’s authorized number of shares were 500,000,000 (including 400,000,000 ordinary shares and 100,000,000 preferred shares), with a par value of US$0.0001 each.

The ordinary shares are presented as if the group structure after the completion of the aforementioned share exchange between the Company and Eastern Well in January 2010 had been in existence throughout the years presented and the 1 to 10 share split carried out by the Company in April 2010 (Note 33(d)) had been completed throughout the years presented.

15.	Reserves

	Merger Reserve
				The
	Jiangxi	Shanghai	Eastern	Company		Other
	Nobao(a)	Nobo(b)	Well(c)	(Note 14)	Sub-Total	Reserve(e)	Total

At January 1, 2007	4,350,155	—	—	(99,673)	4,250,482	—	4,250,482
Incorporation of Eastern Well	—	—	9,353	—	9,353	—	9,353
Incorporation of Shanghai Nobo	—	10,000,000	—	—	10,000,000	—	10,000,000

At December 31, 2007	4,350,155	10,000,000	9,353	(99,673)	14,259,835	—	14,259,835
Acquisition of Jiangxi Nobao and Shanghai Nobo under common control	(13,514,200)	(10,000,000)	—	—	(23,514,200)	—	(23,514,200)
The Company -issuance of ordinary shares	—	—	—	341,605	341,605	—	341,605

At December 31, 2008	(9,164,045)	—	9,353	241,932	(8,912,760)	—	(8,912,760)
Eastern Well - change in ordinary shares	—	—	90,816	—	90,816	—	90,816
Termination of warrants (Note 20)	—	—	—	—	—	89,856,685	89,856,685

At December 31, 2009	(9,164,045)	—	100,169	241,932	(8,821,944)	89,856,685	81,034,741

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

(a)	Jiangxi Nobao merger reserve: balance at January 1 and December 31, 2007 represented Jiangxi Nobao’s paid-in capital, before it was acquired by Eastern Well. The decrease in 2008 represented the consideration paid by Eastern Well to acquire Jiangxi Nobao from Bright Praise (Note 1).

(b)	Shanghai Nobo merger reserve: balance at December 31, 2007 represented Shanghai Nobo’s paid-in capital, before it was acquired by Eastern Well. The decrease in 2008 represented the consideration payable by Eastern Well to the Founder upon the Group’s acquisition of Shanghai Nobo from the Founder (Note 1).

(c)	Upon incorporation in January 2007, Eastern Well issued 100,000 ordinary shares to the Founder at the par value of HKD0.1 per share during the period from January 24, 2007 (date of incorporation) to December 31, 2007, with an amount of HKD10,000 (RMB9,353).

In June 2009, for the preparation of the fund raising (Note 20), Eastern Well carried out a series of changes in its ordinary shares: (i) the par value of its ordinary share was increased from HKD0.1 per share to HKD0.78 per share, with an increase in ordinary shares account of HKD68,000 (RMB59,433); (ii) the par value of HKD0.78 per was further changed to US$0.1 per share; and (iii) the 100,000 issued ordinary shares was split into 100,000,000 ordinary shares, with par value decreased from US$0.1 to US$0.0001, as a result of which Eastern Well’s issued number of ordinary shares increased from 100,000 shares to 100,000,000 shares. In addition, Eastern Well issued 45,935,200 ordinary shares to the Founder (the Chief Executive Officer and sole beneficial owner of Eastern Well) at the par value of US$0.0001 per share, with a total consideration of US$4,594 (RMB31,383). Accordingly, Eastern Well’s issued number of ordinary shares was 145,935,200, with a par value of US$0.0001 per share.

As the 45,935,200 ordinary shares were issued to the Founder, the sole beneficial owner of Eastern Well at that time, the issuance of these ordinary shares is treated in a manner similar to a stock split as a part of the recapitalization.

(d)	Upon the termination of the three warrants on December 31, 2009 (Note 20(b)), the carrying amounts of the warrants (Note 20(c)), representing their fair value on the date of termination were derecognized from the liability and transferred to other reserve.

16.	Provisions

The provisions represent estimated losses arising from certain EMC. The provision charge is recognized in the combined statements of comprehensive income within cost of revenue.

Provision for loss
contracts

At January 1, 2007	—
Charged to combined statements of comprehensive income (Note 22, 23)	5,659,866

At December 31, 2007	5,659,866
Utilization	(5,659,866)

At December 31, 2008 and 2009	—

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

17.	Trade and other payables

	December 31,	December 31,	December 31,
	2007	2008	2009

Business tax payable	60,000	1,449,833	8,316,400
Less: non-current portion	(55,841)	(335,016)	(8,010,995)

Business tax payable, current portion	4,159	1,114,817	305,405
Other taxes payable	1,066,666	1,611,074	2,280,440
Trade payables	5,898,681	5,215,870	30,194,990
Amounts due to customers for contract work	—	7,304,054	145,500
Advances received for contract work	—	1,235,122	—
Payable on buildings and land use rights	6,000,000	4,000,000	8,903,600
Amounts due to a related party (Note 30)	—	13,458,334	—
Employee benefit payables	1,101,024	117,966	269,616
Accrued expenses	8,080	276,315	103,865
Others	38,555	225,921	—

	14,117,165	34,559,473	42,203,416

At December 31, 2007, 2008 and 2009, the carrying amounts of trade and other payables approximated their fair values as at the balance sheet dates.

18.	Borrowings

	December 31,	December 31,	December 31,
	2007	2008	2009

Loan from a third party(a)	—	34,173,000	—
Loans from government(b)	2,850,000	2,850,000	5,000,000
Accrued interest and late fee	—	1,275,155	—

	2,850,000	38,298,155	5,000,000

(a)	At December 31, 2008, the Group’s loan from a third party amounted to US$5,000,000 (equivalent to RMB34,173,000) and bore an interest at the rate of 8% per annum. The loan was secured by the Founder’s equity interests in Eastern Well and guaranteed by the Founder personally (Note 30). The Group repaid the loan in 2009.

(b)	In 2007, Jiangxi Nobao borrowed RMB2,850,000 from a local government authority, which bears an annual interest rate that equals 80% the rate offered by the PRC’s commercial banks to entities, approximately, 5.83%, 5.76% and 4.32% per annum in 2007, 2008 and 2009, respectively. The loan was originally repayable on June 30, 2008 and was extended (with no fixed repayment term), based on mutual understanding and verbal agreement between Jiangxi Nobao and the local government authority. According to a written notice received by Jiangxi Nobao from the government authority in December 2009, the government authority agreed to waive the interest and late fee payable by Jiangxi Nobao, provided that Jiangxi Nobao repays the loan by December 30, 2009. Jiangxi Nobao repaid the loan on December 29, 2009. This loan was collateralized by the Group’s buildings with a net book value of approximately RMB1,074,000 and RMB1,020,000 at December 31, 2007 and 2008, respectively (Note 6) and the Group’s land use rights with a net book value of approximately RMB4,568,000 and RMB4,472,000 as of December 31, 2007 and 2008 respectively (Note 5).

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

In 2009, Jiangxi Nobao borrowed an additional amount of RMB5,000,000 from another local government authority, which bears an annual interest rate that equals 80% the rate offered by the PRC’s commercial banks to entities, approximately, 4.5% per annum in 2009, and is repayable on December 31, 2010. This loan was collateralized by the Group’s land use rights with a net book value of approximately RMB4,376,000 as of December 31, 2009 (Note 5).

The carrying amounts of the borrowings approximated their fair value, as the impact of discounting using market borrowing rates was not significant. The fair value is derived based on cash flow discounted using a market borrowing rate of 7.29%, 5.31% and 5.4% per annum at December 31, 2007, 2008 and 2009, respectively.

19.	Convertible bond

At January 1, 2009	—
Issuance	68,380,000
Fair value change (Note 25)	680,193
Conversion to series A preferred shares (Note 20)	(69,060,193)

At December 31, 2009	—

On January 22, 2009, Eastern Well issued a convertible bond to China Environment Fund III, L.P which subsequently became its series A preferred shareholder (Note 20). The convertible bond had a principal of US$10,000,000 (approximately, RMB68,380,000), bore an interest rate of 8% per annum and was repayable on demand of the holder. The convertible bond was secured by the Founder’s equity interests in Eastern Well and guaranteed by the Founder personally (Note 30).

On June 18, 2009, the holder of the bond converted it into Eastern Well’s 24,532,400 series A redeemable and convertible preferred shares. The series A redeemable and convertible preferred shares were initially recorded at the fair value of the convertible bond on the date of conversion (Note 20). The change in the fair value of the convertible bond up to the date of conversion was recorded as finance costs (Note 25).

20.	Redeemable convertible preferred shares and warrants

On June 18, 2009, Eastern Well issued 49,064,800 shares of series A redeemable and convertible preferred shares (also referred to as series A preferred shares, see (a) below), at an issue price of US$0.4076 per share, and certain warrants (see (b) below) to China Environment Fund III, L.P. (the “Preferred Shareholder”) for a total consideration of US$20 million, including US$10 million (RMB68,318,999) in cash and US$10 million (RMB69,060,193) converted from a convertible bond (Note 19) by the Preferred Shareholder.

(a) Redeemable convertible preferred shares

At December 31, 2009, Eastern Well’s issued and outstanding number of preferred shares was 73,597,200 including 49,064,800 shares issued in June 2009 (as above) and 24,532,400 shares in October 2009 (see (b) below), with a par value of US$0.0001 each, in the aggregate accounted for, on an as-converted basis, approximately 33.5% of Eastern Well’s equity interests.

Certain key features of the series A preferred shares are as follows:

Dividend

Series A preferred shareholder shall be entitled to receive on an annual basis, as and if declared by the Board, preferential, non-cumulative dividends at the rate equal to the greater of (i) 3% of its total investment amount in

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

Eastern Well, (ii) dividend that would be paid with respect to the ordinary shares into which the Series A preferred shares could be converted into; provided that such dividends shall accrue and be payable only when, as and if declared by the Board.

Liquidation

Upon liquidation, before any distribution or payment to be made to any ordinary shareholder, series A preferred shareholder shall be entitled to receive an amount equal to 130% of series A preferred shares issue price. After that, any remaining assets shall be distributed rateably among ordinary shareholders and series A preferred shareholders, on an as-converted basis.

The following events shall be treated as liquidation, unless waived by the holder of over 67% series A preferred shares: Consolidation, amalgamation or merger of Eastern Well and/or its subsidiaries, sale of substantially all of the assets of Eastern Well and/or its subsidiaries or the exclusive licensing of substantially all of Eastern Well and/or its subsidiaries’ intellectual property.

Conversion

Any series A preferred share may, at the option of the holder, be converted into at any time into ordinary shares. The series A preferred shares shall automatically be converted into ordinary shares upon (i) the prior written consent of the holders of more than 67% of the outstanding series A preferred shares or (ii) the closing of a qualified public offering, as defined by Eastern Well’s articles of association.

The initial conversion ratio/price for series A preferred shares to ordinary shares is 1:1. The initial conversion ratio/price is subject to adjustments for certain factors, including share splits/combinations, dividends, reorganizations, sale of shares below the conversion price and etc.

Redemption

If Eastern Well fails to complete a qualified public offering or a trade sale, as defined by Eastern Well’s articles of association, after 36 months from June 24, 2009, any holder of the Series A preferred shares may require Eastern Well redeem all or a portion of the Series A preferred shares then held by such holder. The redemption price shall be the issue price of the series A preferred shares (i.e., US$0.4076 per share) plus interest accrued at the rate of 25% per annum, compounded annually.

The terms and conditions of the series A preferred shares issued by the Company as a result of the share exchange with Eastern Well on January 15, 2010 (Note 1) are similar to those of the series A preferred shares issued by Eastern Well.

(b) Warrants

In June 2009, Eastern Well issued 4 warrants to the Founder and the Preferred Shareholder, as follows:

(i) Pursuant to a warrant agreement entered into between Eastern Well and the Preferred Shareholder on June 24, 2009, Eastern Well granted a warrant (the “Preferred Shareholder Warrant”) to the Preferred Shareholder which entitles it to purchase from Eastern Well, at any time during the 12-month period from the date of the agreement, up to 24,532,400 series A preferred shares a the exercise price of US$0.4076 per share, with an aggregate exercise price of US$10 million.

(ii) Pursuant to “Warrant No. 1 to Purchase Series A Preferred Shares” entered into between Eastern Well and the Preferred Shareholder on June 24, 2009, the Preferred Shareholder is granted a warrant (the “Preferred Shareholder Warrant No. 1”) which entitles the Preferred Shareholder to purchase from Eastern Well, at any time

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

during the exercise period, certain number of Series A preferred shares at an exercise price of US$0.0001 per share. The exercise period represents a 10-year period commencing on the 60th days after the end of the period from January 1, 2009 to February 28, 2010 (the “14-month Period”), provided the Adjusted Post Money Valuation (calculated using certain formula that is based on the Group’s net profit for the 14-month Period and certain pre-determined P/E ratios) does not exceeds the Initial Post Money Valuation (in the amount of RMB556 million). If the Adjusted Post Money Valuation equals or exceeds the Initial Post-Money Valuation, the exercise period shall not commence and the Preferred Shareholder Warrant No. 1 shall terminate and not be exercisable. The number of series A preferred shares to issue to the Preferred Shareholder under the Preferred Shareholder Warrant No. 1 is a number that would not result in the Preferred Shareholder’s shareholding in the Eastern Well, on an as-converted basis, to exceed 45%.

(iii) Pursuant to “Warrant No. 2 to Purchase Series A Preferred Shares” entered into between Eastern Well and the Preferred Shareholder on June 24, 2009, the Preferred Shareholder is granted a warrant (the “Preferred Shareholder Warrant No. 2”) which entitles the Preferred Shareholder to purchase from Eastern Well, at any time during the exercise period, certain number of Series A preferred shares at an exercise price of US$0.0001 per share. The exercise period represents a 10-year period beginning on 60 days after the 2010 year-end, provided Eastern Well’s consolidated revenue (relating to its heat pump businesses) for the year ending December 31, 2010 (the “FY2010”) increase by less than 25% compared to that for the year ending December 31, 2009 (the “FY2009”). If revenue of the FY2010, compared to that of FY2009, has a 25% or more increment, the exercise period shall not commence and the Preferred Shareholder Warrant No. 2 shall terminate and is not exercisable. The number of series A preferred shares to issue to the Preferred Shareholder under the Preferred Shareholder Warrant is a number that would result in 2% increase in the Preferred Shareholder’s shareholding, on an as-converted basis, in Eastern Well.

(iv) Pursuant to “Warrant to Purchase Ordinary Shares” entered into between Eastern Well and the Founder on June 24, 2009, the Founder is granted a warrant (the “Founder Warrant”) which entitles the Founder to purchase from Eastern Well, at any time during the exercise period, certain number of ordinary shares an exercise price of US$0.0001 per share. The exercise period represents a 10-year period commencing on the 60th days after the end of the 14-month Period, provided the Adjusted Post Money Valuation (calculated using certain formula that is based on the Group’s net profit for the 14-month Period and certain pre-determined P/E ratios) exceeds the Initial Post Money Valuation (in the amount of RMB556 million). If the Adjusted Post Money Valuation is lower than the Initial Post-Money Valuation, the exercise period shall not commence and the Founder Warrant shall terminate and not be exercisable. The number of ordinary shares to issue to the Founder under the Founder Warrant is a number that would not result in the Founder’s shareholding in Eastern Well, on an as-converted basis, to exceed 77.5%.

The Preferred Shareholder Warrant No. 1 issued to the Preferred Shareholder and the Founder Warrant issued to the Founder are an essential part of the preferred shares funding arrangement whereby the Founder and the Preferred Shareholder have agreed upon certain financial performance targets to be achieved by Eastern Well over the specified time frame, as a result of which they would adjust their shareholding percentages in Eastern Well. The warrants are issued as a mechanism for the shareholders to “true up” the value of their respective holdings in the future depending upon the ultimate impact of such financial targets within the specified time frame. Eastern Well did not require the Founder to pay any monetary or nonmonetary consideration in exchange for the warrant.

All the four warrants discussed above are derivative financial instruments and are designated as financial liabilities at fair value through profit or loss and initially recognized and subsequently measured at fair value, with changes in fair value recognized in the combined statements of comprehensive income (Note 2.15).

On September 28, 2009, the Preferred Shareholder issued a Notice of Exercise to Eastern Well to exercise the Preferred Shareholder Warrant, pursuant to which the Preferred Shareholder subscribed additional 24,532,400 series A preferred shares of Eastern Well at the price of US$0.4076 per share, for an aggregate exercise price of

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

US$10 million. The Preferred Shareholder paid the US$10 million (RMB68.3 million) to Eastern Well in October 2009.

On December 31, 2009, for the purpose of avoiding any dilution impact on Wide Safety (Note 1) resulting from the Founder/Preferred Shareholder’s exercise of the warrants, pursuant to a resolution of all Eastern Well’s directors, including the Founder and the director appointed by the Preferred Shareholder, the Preferred Shareholder Warrant No. 1, the Preferred Shareholder Warrant No. 2 and the Founder Warrant were cancelled and terminated. On the same day, three options agreements were entered into among Eastern Well, the Founder and the Preferred Shareholder. Pursuant to the agreements, the cancelled warrants issued by Eastern Well to the Founder and the Preferred Shareholder, including the Preferred Shareholder Warrant No. 1, the Preferred Shareholder Warrant No. 2 and the Founder Warrant were replaced by the three options, namely “Eastern Well Option No. 1”, “Eastern Well Option No. 2” and “Eastern Well Option No. 3” (collectively, “Eastern Well Options”), respectively, which were issued by the Founder or the Preferred Shareholder to each other (Note 15). The conditions for the Founder or the Preferred Shareholder to exercise Eastern Well Option No. 1, Eastern Well Option No. 2 and Eastern Well Option No. 3 are similar to those of the Preferred Shareholder Warrant No. 1, the Preferred Shareholder Warrant No. 2 and the Founder Warrant, respectively. However, upon the Founder or the Preferred Shareholder’s exercise of any of the options, the shares in Eastern Well would be transferred between the Founder and the Preferred Shareholder, instead of Eastern Well’s issuance of new shares to the Founder or the Preferred Shareholder.

Subsequently, when the Company completed the share exchange with Eastern Well in January 2010 and all the then shareholders of Eastern Well became the shareholders of the Company (Note 33(a)), Eastern Well Option No. 1, Eastern Well Option No. 2 and Eastern Well Option No. 3 were terminated and replaced by 3 options at the Company level, namely, “The Company Option No. 1”, “The Company Option No. 2” and “The Company Option No. 3” (collectively, “The Company Options”), respectively, which were issued by the Founder or the Preferred Shareholder to each other. The conditions for the Founder or the Preferred Shareholder to exercise The Company Option No. 1, The Company Option No. 2 and The Company Option No. 3 are similar to those of Eastern Well Option No. 1, Eastern Well Option No. 2 and Eastern Well Option No. 3, respectively. However, upon the Founder or the Preferred Shareholder’s exercise of any of the options, the shares in the Company (instead of Eastern Well) would be transferred between the Founder and the Preferred Shareholder. As the termination of the Eastern Well Options and issuance of the Company Options represent transactions executed directly between the shareholders and the Company does not have any rights or obligations from such transactions, these transactions had no impact on the combined financial statements of the Group.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

(c)	Movements of series A preferred shares and warrants

The allocation of proceeds to the series A preferred shares and warrants, as well as their movements, are as follows:

Initial recognition of series A preferred shares and warrants (June 2009)
Gross proceeds from issuance of series A preferred shares and warrants	68,318,999
Conversion from convertible bond (Note 19)	69,060,193

Amount to allocate	137,379,192

Allocation:
Redeemable convertible preferred shares	116,558,513
Warrants	20,820,679

137,379,192

Movement of series A preferred shares
At January 1, 2009	—
Issuance in June 2009	116,558,513
Issuance due to exercise of the Preferred Shareholder Warrant(i)	71,979,329
Fair value change in the year (Note 25)	304,494,810

At December 31, 2009	493,032,652

Movement of warrants
At January 1, 2009	—
Issuance in June 2009	20,820,679
Fair value change in the year (Note 25)	71,320,694
Exercise of the Preferred Shareholder Warrant(i)	(2,284,688)
Termination of warrants (Note 15)	(89,856,685)

At December 31, 2009	—

The fair value of the redeemable convertible preferred shares and warrants are determined at the issuance and each subsequent balance sheet date based on retrospective valuations performed by an independent valuer.

(i) Upon the Preferred Shareholder’s exercise of the Preferred Shareholder Warrant (Note 20(b)(iv)), the fair value of the Preferred Shareholder Warrant, amounting to RMB2,284,689, was de-recognized from the warrant account and fair value of 24,532,400 series A preferred shares, amounting to RMB71,979,329, was recognized in the redeemable and convertible preferred shares account. The Group recognized a loss on the exercise of the Preferred Shareholder Warrant amounting to RMB1,413,640 (Note 25), representing the difference between the aggregate exercise price of US$10 million (RMB68,281,000) and fair value of the Preferred Shareholder Warrant (RMB2,284,688), in excess of the fair value of 24,532,400 series A preferred shares (RMB71,979,329), on the date of exercise.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

21.	Revenue

	Year Ended December 31
	2007	2008	2009

EMC:
- Design, manufacturing, installation and provision of GSHP systems (contract revenue)	1,200,000	35,131,161	134,469,741
- Interest income from finance lease	—	345,027	2,143,774
- Maintenance	—	9,678	53,827

	1,200,000	35,485,866	136,667,342
EPC:
- Design, installation and sales of GSHP systems (contract revenue)	—	2,849,565	28,243,883
Sales of equipment to a party that used to be related to the Group prior to December 2007 (Note 30)	2,599,905	1,369,671	336,591

	3,799,905	39,705,102	165,247,816

There is no contingent rental recognized as revenue in the years presented.

Below table summarizes the total amount of revenues from each customer during the year, in which the Group’s revenue from each of such customer in the respective year amounts to 10 per cent or more of the Group’s total revenue for such year:

	Year Ended December 31
	2007	2008	2009

Revenue to the largest customers:
Customer A	—	2,499,915	22,636,289
Customer B	—	10,774,622	38,121,353
Customer C	—	8,476,902	—
Customer D	—	1,575,152	—
Customer E	—	4,455,791	—
Customer F	2,599,905	1,369,671	—
Customer G	1,200,000	—	—
Customer H	—	—	54,209,993

	3,799,905	29,152,053	114,967,635

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

22.	Cost of sales

	Year Ended December 31
	2007	2008	2009

EMC:
- Design, manufacturing, installation and provision of GSHP systems (contract costs)	416,250	19,986,474	67,234,295
- Business tax	60,000	1,774,293	6,742,981
- Maintenance	—	4,512	44,131
- Provisions for loss contracts (Note 16)	5,659,866	—	—

	6,136,116	21,765,279	74,021,407
EPC:
- Design, installation and sales of GSHP systems (contract costs)	—	1,664,207	17,052,405
Cost of equipment sold to a party that used to be related to the Group prior to December 2007 (Note 30)	2,302,468	1,176,637	297,656

	8,438,584	24,606,123	91,371,468

23.	Expenses by nature

	Year Ended December 31
	2007	2008	2009

Costs of inventories (Note 11)	2,718,718	22,827,318	85,119,122
Business tax on EMC revenue (Note 22)	60,000	1,774,293	6,742,981
Employee benefit expenses (Note 24)	35,435	1,248,629	3,737,804
Professional service expenses	—	650,034	1,868,941
Office expenses	126,706	194,850	794,048
Advertising and public relationship expenses	—	—	250,000
Operating lease expenses	—	100,000	750,000
Tax on land use rights	533,333	533,333	658,333
Depreciation of property, plant and equipment (Note 6)	61,026	102,418	285,044
Travelling expenses	49,784	222,129	901,310
Amortization of land use rights (Note 5)	96,000	96,000	134,400
Entertainment expenses	3,105	177,877	184,504
Provision for loss contracts (Note 16)	5,659,866	—	—
Others	376,647	437,131	553,554

Total of cost of sales, sales and marketing, research and development and administrative expenses	9,720,620	28,364,012	101,980,041

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

The types of expenses that the Group includes in cost of sales, sales and marketing, research and development and administrative expenses are as follows:

(a)	Cost of sales

Cost of sales consists primarily of cost of inventories (which include purchase cost of the materials used and inbound freight), purchasing and receiving costs, internal transfer costs, business tax on EMC revenue, related employee benefit expenses, depreciation of related property, plant and equipment, amortization of related land use rights, provision for loss contracts and other costs which are directly attributable to the execution of EMC and EPC projects.

(b)	Sales and marketing expenses

Sales and marketing expenses consist primarily of employee benefit expenses of the Group’s sales and marketing personnel, advertising and public relationship expenses and other marketing related expenses.

(c)	Research and development expenses

Research and development expenses consist primarily of related employee benefit expenses and cost of inventories specifically used for research and development purposes.

(d)	Administrative expenses

Administrative expenses consist primarily of employee benefit expenses of the Group’s management, supporting and administrative personnel, professional service expenses, office expenses, operating lease expenses, depreciation of property, plant and equipment, amortization of land use rights, entertainment expenses, tax on land use rights, travelling expenses and other miscellaneous items.

24.	Employee benefit expenses

	Year Ended December 31
	2007	2008	2009

Wages, salaries and bonus	35,235	930,768	2,806,685
Retirement benefit contributions and other social welfare	200	317,861	931,119

	35,435	1,248,629	3,737,804

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

25.	Finance income (costs), net

	Year Ended December 31
	2007	2008	2009

Issue costs of redeemable convertible preferred shares and warrants (Note 20)	—	—	(878,624)
Fair value change of redeemable convertible preferred shares (Note 20)	—	—	(304,494,810)
Fair value change of warrants (Note 20)	—	—	(71,320,694)
Fair value change of convertible bond (Note 19)	—	—	(680,193)
Loss on exercise of the Preferred Shareholder Warrant (Note 20(c))	—	—	(1,413,640)
Financing costs relating to borrowings	—	(205,035)	—
Interest expense on borrowings	—	(1,068,794)	(286,480)
Interest income on cash at bank	5,405	18,056	35,712
Exchange (loss) gains, net	(178)	829,917	(523,197)

	5,227	(425,856)	(379,561,926)

26.	Income tax benefit (expense)

	Year Ended December 31
	2007	2008	2009

Current income tax	—	—	(1,518,819)
Deferred income tax (Note 13)	1,440,339	(3,393,837)	(14,485,499)

	1,440,339	(3,393,837)	(16,004,318)

(i)	Cayman Islands profits tax

The Company has not been subject to any taxation in the Cayman Islands.

(ii)	Hong Kong profits tax

No Hong Kong profits tax has been provided, as the Group has no assessable profit earned or derived in Hong Kong. Eastern Well’s applicable Hong Kong profit tax rates are 17.5% in 2007, 16.5% in 2008 and 2009.

(iii)	PRC corporate income tax (“CIT”)

CIT is provided on the assessable income of entities within the Group incorporated in the PRC.

Pursuant to the PRC Corporate Income Tax Law (“New CIT Law”), the CIT is unified at 25% for all types of entities, effective January 1, 2008.

Incorporated as production enterprise with foreign investment in the PRC, Jiangxi Nobao has obtained approvals from the relevant local tax authorities to enjoy a 5-year tax holidays from the first tax profitable year, with 2 years exemption from CIT followed by 3 years 50% reduction in CIT. Jiangxi Nobao’s first tax profitable year was 2007. The applicable CIT rates for Jiangxi Nobo in 2007, 2008 and 2009 are 0%, 0% and 12.5%, respectively.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

The applicable CIT rates for Shanghai Nuoxin in 2008 and 2009 are 25%; Shanghai Nobo in 2007, 2008 and 2009 are 33%, 25% and 25%, respectively.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate applicable to the profits of the combined entities was as follows:

	Year Ended December 31
	2007	2008	2009

(Loss) profit for the years	(5,915,488)	10,763,219	(310,492,893)

Tax calculated at applicable domestic tax rates applicable to profit of the respective entity	(1,901,005)	2,987,155	(45,575,640)
Tax effects of:
- Expenses not deductible for tax purpose	154	181,177	62,290,640
- Income not subject to tax	—	—	(1,485,000)
- Effect of change in CIT rate	394,889	—	—
- Effect of tax holidays	62,939	71,910	(118,835)
- Tax losses for which no deferred income tax asset was recognized	2,684	153,595	893,153

Tax (benefit) expenses	(1,440,339)	3,393,837	16,004,318

The weighted average applicable tax rates are 33%, 26% and (17%) in 2007, 2008 and 2009, respectively. The reason for fluctuation in the weighted average applicable tax rates is due to the changes in profitability of the respective Group entities with different applicable tax rates.

27.	Other (losses) gains, net

	Year Ended December 31
	2007	2008	2009

Gain on disposal of Shanghai Nobo(a)	—	—	6,359,799
Others, net	—	(152,015)	(558,541)

	—	(152,015)	5,801,258

(a)	Disposal of Shanghai Nobo

On December 31, 2009, the Group transferred the business, resources and the majority of assets of Shanghai Nobo to Shanghai Nuoxin, except for certain cash, receivables, payables and property, plant and equipment (vehicles). Thereafter, Eastern Well entered into a share transfer agreement with a third party on December 31, 2009, under which Eastern Well transferred its 100% shareholdings in Shanghai Nobo to the third party for a cash consideration of RMB19 million, receivable in 180 days, pursuant to the share transfer agreement. The sale of Shanghai Nobo was accounted for as disposal of assets, with a disposal gain of approximately RMB6.4 million recorded in “Other (losses) gains, net” in the combined statements of comprehensive income.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

Net assets disposed with reconciliation of disposal gain and cash outflow on disposal are as follows:

Property, plant and equipment (vehicles)	260,499
Trade and other receivables	7,946,109
Cash and cash equivalents	7,515,157
Trade and other payables	(3,981,564)

Net assets disposed	11,740,201

Disposal proceeds	19,000,000
Net assets disposed	(11,740,201)
Income tax payable	(900,000)

Disposal gain	6,359,799

Disposal proceeds	19,000,000
Proceeds to be received and recorded as trade and other receivables on December 31, 2009	(19,000,000)
Cash and cash equivalents in the entity disposed	(7,515,157)

Cash outflow on disposal	(7,515,157)

28.	(Losses) earnings per share

The (losses) earnings per share has been computed as if the group structure after the completion of the share exchange between the Company and Eastern Well (Note 1) had been in existence throughout the years presented and the 1 to 10 share split carried out by the Company in April 2010 (Note 33(d)) had been completed throughout the years presented.

Basic (losses) earnings per share is calculated by dividing the (loss) profit attributable to equity holders of the Company by the weighted average number of ordinary shares of the Company assumed to be issued and outstanding during the years.

	Year Ended December 31
	2007	2008	2009

(Loss) profit attributable to equity holders of the Company	(4,475,149)	7,369,382	(326,497,211)

Weighted average number of ordinary shares in issue (Note 14)	145,935,200	145,935,200	145,935,200

Diluted (losses) earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

During the years ended December 31, 2007 and 2008, there were no instruments outstanding (preferred shares or warrants) that could have a dilutive effect on the Company’s ordinary shares. During the year ended December 31, 2009, all of the Group’s 73,597,200 series A preferred shares and all of the Group’s warrants were anti-dilutive and, accordingly, were excluded from the computation of diluted (losses) earnings per share.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

29.	Cash used in operations

	Year Ended December 31
	2007	2008	2009

(Loss) profit before income tax	(5,915,488)	10,763,219	(310,492,893)
Adjustments for:
- Amortization of land use rights (Note 5)	96,000	96,000	158,400
- Depreciation of property, plant and equipment (Note 6)	61,026	102,418	298,544
- Issue costs of redeemable convertible preferred shares and warrants (Note 25)	—	—	878,624
- Fair value change of redeemable convertible preferred shares (Note 25)	—	—	304,494,810
- Fair value change of warrants (Note 25)	—	—	71,320,694
- Fair value change of convertible bond (Note 25)	—	—	680,193
- Loss on exercise of the Preferred Shareholder Warrant (Note 25)	—	—	1,413,640
Changes in working capital:
(Increase) decrease in inventories and deferred costs	(6,872,053)	327,086	(39,884,201)
Increase in trade and other receivables, prepayments and finance lease receivables	(4,258,835)	(45,161,262)	(161,536,876)
- Increase (decrease) in provisions (Note 16)	5,659,866	(5,659,866)	—
Increase (decrease) in trade and other payables	8,495,582	12,990,381	26,216,470

Cash used in operations	(2,733,902)	(26,542,024)	(106,452,595)

30.	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

Since the issuance of the series A preferred shares (Note 20), the Group entities are under the joint control of the Founder and the Preferred Shareholder. In addition, upon the completion of the share exchange between the Company and Eastern Well in January 2010 (Note 1), the Company became the ultimate holding company of all the group companies.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

The Group’s transactions with related parties:

	Year Ended December 31
	2007	2008	2009

Key management compensation(a)
- Salary	—	58,600	263,500
- Other short-term employee benefit	—	—	1,161,956

	—	58,600	1,425,456

Rental payable to the Founder for lease of office building on operating lease	—	100,000	750,000

Acquisition of Jiangxi Nobao from Bright Praise, a company controlled by the Founder (Note 1)	—	13,514,200	—

Acquisition of Shanghai Nobo from the Founder (Note 1)	—	10,000,000	—

(a)	For the purpose of this disclosure, key management represents all the directors and vice presidents.

In addition, the Founder used its equity interests in Eastern Well as security of and provided personal guarantee on the Group’s certain borrowing (Note 18) and convertible bond (Note 19).

During the year ended December 31, 2008, Eastern Well issued certain ordinary shares to the Founder (Note 14), and during the year ended December 31, 2009, the Group issued a convertible bond, certain series A preferred shares and warrants to the Preferred Shareholder and a warrant to the Founder (Note 19 and 20).

The Group’s balances with related parties:

	December 31,	December 31,	December 31,
	2007	2008	2009

Trade and other receivables — net amounts due from the Founder	577,896	—	719,907

Trade and other payables - net amounts due to the Founder	—	13,458,334	—

Shanghai Nobao Electronics Co., Ltd. (“Shanghai Nobao”) used to be a related party of the Group, where the Founder held a senior management position, prior to December 2007. Since December 2007, the Founder did not continue with any role in Shanghai Nobao and Shanghai Nobao ceased to be a related party of the Group. During the year ended December 31, 2007, the Group sold equipment to Shanghai Nobao with an amount of RMB2,599,905 (year ended December 31, 2008: RMB1,369,671 and year ended December 31, 2009: RMB336,591). The Group’s purchase of equipment from Shanghai Nobao amounted to nil for the year ended December 31, 2007 (year ended December 31, 2008: RMB2,468,750 and year ended December 31, 2009: 10,242,798). The Group’s price of purchase/sales of equipment from/to Shanghai Nobao is determined as cost plus a margin.

At December 31, 2007, 2008 and 2009, the Group’s amounts due from Shanghai Nobao amounted to RMB1,101,024, nil and nil, respectively. At December 31, 2007, 2008 and 2009, the Group’s prepayment to Shanghai Nobao for purchase of equipment amounted to nil, RMB7,197,152 and RMB10,992,595, respectively. Subsequent to December 31, 2009, Shanghai Nobao refunded the Group’s prepayment of RMB10,992,595.

The Group’s receivable from the Founder, amounting to RMB719,907 at December 31, 2009, was subsequently settled in the first quarter of 2010.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

The Group’s balances of receivable/payables from/to related parties are unsecured, interest-free and with no fixed payment terms.

31.	Commitments

Operating lease commitments

The Group leases its office from the Founder (Note 30) on operating lease and the related future minimum lease payments under non-cancellable operating lease as of the balance sheet dates are as follows:

	December 31,	December 31,	December 31,
	2007	2008	2009

No later than 1 year	—	500,000	1,250,000

Capital commitments

Capital expenditure contracted for at the end of the reporting period but not yet incurred is as follows:

	December 31,	December 31,	December 31,
	2007	2008	2009

Property, plant and equipment	—	—	11,096,000

32.	Unaudited pro forma balance sheet and losses per share for conversion of series A preferred shares

Each series A preferred share shall automatically be converted into ordinary shares at the initial conversion ratio of 1:1, as adjusted for the dilution adjustments provision, upon (i) the prior written consent of the holders of more than 67% of the outstanding series A preferred shares or (ii) the closing of a qualified public offering, as defined in the Company’s Memorandum and Articles of Association. Accordingly, the Company has included the following pro forma financial information. The pro forma combined balance sheet as of December 31, 2009 presents an as adjusted financial position as if the conversion of all the series A preferred shares into ordinary shares occurred on December 31, 2009, determined as follows:

			Redeemable
			convertible
	Ordinary shares	Reserves	preferred shares

Amounts reported as of December 31, 2009	99,673	81,034,741	493,032,652
Pro forma effect of assumed conversion of the outstanding Series A preferred shares into 73,597,200 ordinary shares of par value US$0.0001 (RMB0.0007) per share(a)	50,267	492,982,385	(493,032,652)

Pro forma amounts as of December 31, 2009	149,940	574,017,126	—

(a)	The carrying amount of the Series A preferred shares as of December 31, 2009 of RMB493,032,652 is allocated to (i) the ordinary shares with an amount of US$7,360 (RMB50,267), representing the par value of US$0.0001 (RMB0.0007) of the 73,597,200 ordinary shares to be issued upon the conversion, and (ii) the reserves with the remaining amount of RMB492,982,385.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

The unaudited pro forma losses per share for the year ended December 31, 2009, after giving effect to the conversion of all series A preferred shares into ordinary shares as of January 1, 2009 are as follows:

For the Year Ended
December 31, 2009

Loss attributable to equity holders of the Company	(326,497,211)
Pro-forma effect of series A preferred shares	304,494,810

Numerator for pro forma basic and diluted losses per share	(22,002,401)

Weighted-average ordinary shares outstanding (Note 28)	145,935,200
Pro-forma effect of series A preferred shares	73,597,200

Weighted-average ordinary shares for pro forma basic and diluted losses per share	219,532,400

Pro forma basic and diluted losses per share (expressed in RMB per share)	(0.10)

Warrants have not been considered in the computation of pro forma losses per share as the warrants were not outstanding as of December 31, 2009.

33.	Subsequent events

(a) On January 15, 2010, a “Share Exchange Agreement” was entered into among the Founder, Wide Safety, the Preferred Shareholder and the Company. Pursuant to the Share Exchange Agreement, the Company completed a share exchange with Eastern Well whereby all the shareholders of Eastern Well exchanged all the shares they owned in Eastern Well (including 145,935,200 ordinary shares and 73,597,200 preferred shares) with the 145,935,200 ordinary and 73,597,200 preferred shares of the Company in a one-for-one share exchange for all shares of equivalent classes that these shareholders held in Eastern Well prior to the share exchange (Note 1 and 14). As a result of the Share Exchange Agreement, Eastern Well has become a wholly owned subsidiary of the Company, the Company has become the ultimate holding company of all other Group entities, and the shareholders of Eastern Well have become the shareholders of the Company.

Together with the share exchange, Eastern Well Option No. 1, Eastern Well Option No. 2 and Eastern Well Option No. 3 were terminated and replaced by 3 options at the Company level, namely, “The Company Option No. 1”, “The Company Option No. 2” and “The Company Option No. 3”, respectively, which were issued by the Founder or the Preferred Shareholder to each other (Note 20(b)).

(b) In March 2010, the Company adopted its 2010 Performance Incentive Plan (the “2010 Plan”) pursuant to its Board resolution dated March 1, 2010, for the purpose of providing awards to attract, motivate, retain and reward selected employees and other eligible persons. Under the 2010 Plan, the Company granted approximately 4,635,000 options to its employees in March 2010.

(c) On April 8, 2010, the Company, the Founder and the Preferred Shareholder entered into a Deed of Transfer and Termination (the “Deed”), pursuant to which (i) the Founder transferred 2,743,820 ordinary shares he owned in the Company to the Preferred Shareholder for an aggregate consideration of US$1; and (ii) upon this transfer, the Company Option No. 1 and the Company Option No. 3 (Note 20(b)) were terminated. In addition, on the same day, the Founder transferred the remaining 135,894,620 ordinary shares he owned in the Company to Tai Feng Investments Limited (“Tai Feng”), a company incorporated by the Founder in the British Virgin Islands in February 2010 and wholly owned by the Founder. As a result these transactions, the number of ordinary shares owned by the Founder in the Company had decreased to 135,894,620, which is indirectly held by the Founder via Tai Feng.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

On April 8, 2010, the Company, Tai Feng, the Founder and the Preferred Shareholder entered into an “Amended and Restated Option Agreement No. 2”, pursuant to which the Company Option No. 2 (Note 20(b)) was amended and shall terminate upon a qualified public offering, as defined by the Company’s articles of association.

All above transactions were executed directly between the shareholders of the Company and the Company does not have any rights or obligations from such transactions, management does not consider these transactions could have any impact on the combined financial statements of the Group.

(d) Pursuant to a Board resolution and a Shareholders’ resolution of the Company both of which dated April 19, 2010, the Company carried out a 1 to 10 share split. As a result of the share split, (i) the Company’s authorized number of shares increased from 50,000,000 (including 40,000,000 ordinary shares and 10,000,000 preferred shares) to 500,000,000 (including 400,000,000 ordinary shares and 100,000,000 preferred shares), with the par value changed from US$0.001 per share to US$0.0001 per share; (ii) the Company’s issued and outstanding ordinary shares changed from 14,593,520 shares, with a par value of US$0.001 each, to 145,935,200 shares, with a par value of US$0.0001 each; and (iii) the Company’s issued and outstanding preferred shares changed from 7,359,720 shares, with a par value of US$0.001 each, to 73,597,200 shares, with a par value of US$0.0001 each.

The Company’s ordinary shares and preferred shares are presented as if the aforementioned 1 to 10 share split had been completed throughout the years presented.

34.	Additional information — condensed financial statements of the parent company

The separate condensed financial statements of the Company (Nobao Renewable Energy Holdings Limited, Note 1) as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04, for the period from September 30, 2008 (date of incorporation) to December 31, 2008 and year ended December 31, 2009.

As discussed in Note 33(a), the Company completed a share exchange with Eastern Well in January 2010 and become the ultimate parent company of all the other group entities.

The Company did not have any significant commitment, long term obligation, or guarantee as of December 31, 2008 and 2009.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the combined financial statements of the Company.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

Condensed balance sheets of the Company

			As at December 31
	Note		2008	2009

ASSETS
Current assets
Receivable from a shareholder	(a	)	341,605	341,605

Total assets			341,605	341,605

DEFICIT
Ordinary share	(a	)	341,605	341,605
Accumulated losses			(30,384)	(73,006)

Total equity			311,221	268,599

LIABILITIES
Payable to a Group company	(b	)	30,384	73,006

Total liabilities			30,384	73,006

Total equity and liabilities			341,605	341,605

Condensed statement of comprehensive income of the Company

			From
			September 30,
			2008 (Date of
			Incorporation)	Year Ended
			to December 31,	December 31,
	Note		2008	2009

Administrative expenses	(b	)	(30,384)	(42,622)

Loss for the period/year			(30,384)	(42,622)
Other comprehensive income			—	—

Total comprehensive loss for the period/year, attributable to the equity holder of the Company			(30,384)	(42,622)

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 — (Continued)

Condensed statement of changes in equity

			Share Capital	Accumulated Losses	Total

Balance at September 30, 2008 (date of incorporation)			—	—	—

Comprehensive income
- Loss for the period	(b	)	—	(30,384)	(30,384)
Transactions with owners
- Issue of ordinary shares	(a	)	341,605	—	341,605

Balance at December 31, 2008			341,605	(30,384)	311,221

Balance at January 1, 2009			341,605	(30,384)	311,221
Comprehensive income
- Loss for the year	(b	)	—	(42,622)	(42,622)

Balance at December 31, 2009			341,605	(73,006)	268,599

The Company had not incurred any cash flow during the period from September 30, 2008 (date of incorporation) to December 31, 2008 and the year ended December 31, 2009. Hence, no statement of cash flows has been prepared.

(a) During the period from September 30, 2008 (date of incorporation) to December 31, 2008, the Company issued 500,000 ordinary shares to the Founder, with a par value of US$0.1 per share. At December 31, 2008 and 2009, the Founder has not paid up the US$50,000 (RMB341,605).

(b) The Company’s administrative expenses incurred during the period/year are mainly in connection with company incorporation and registration paid by a Group company.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
AS AT MARCH 31, 2010

		December 31,	March 31,	March 31,
	Note	2009	2010	2010
				(Unaudited,
				Pro forma,
				Note 19)

ASSETS
Non-current assets
Land use rights	4	5,393,600	5,839,415	5,839,415
Property, plant and equipment	5	15,206,361	18,051,507	18,051,507
Prepayments on property, plant and equipment		1,111,643	1,168,519	1,168,519
Deferred income tax assets		781,914	2,223,980	2,223,980
Trade and other receivables, non-current portion	6	10,232,346	69,706,806	69,706,806
Finance lease receivables, non-current portion	7	150,255,991	148,813,546	148,813,546

		182,981,855	245,803,773	245,803,773

Current assets
Inventories		45,714,775	40,213,492	40,213,492
Deferred costs		714,393	714,393	714,393
Prepayments	6	21,100,011	15,047,294	15,047,294
Trade and other receivables, current portion	6	26,751,714	33,623,993	33,623,993
Finance lease receivables, current portion	7	6,171,725	6,331,111	6,331,111
Cash and cash equivalents		38,148,172	13,393,420	13,393,420

		138,600,790	109,323,703	109,323,703

Total assets		321,582,645	355,127,476	355,127,476

DEFICIT
Ordinary shares (US$0.0001 (RMB0.0007) per share; 400,000,000 shares authorized; 145,935,200 shares issued and outstanding at December 31, 2009 and March 31, 2010)	8	99,673	99,673	149,940
Reserves	9	81,034,741	114,139,087	2,086,716,562
Accumulated losses		(326,721,111)	(1,811,757,287)	(1,811,757,287)

Total deficit		(245,586,697)	(1,697,518,527)	275,109,215

LIABILITIES
Non-current liabilities
Trade and other payables, non-current portion		8,010,995	10,967,568	10,967,568
Redeemable convertible preferred shares	13	493,032,652	1,972,627,742	—
Deferred income tax liabilities		17,220,911	23,459,546	23,459,546

		518,264,558	2,007,054,856	34,427,114

Current liabilities
Trade and other payables, current portion		42,203,416	35,653,441	35,653,441
Current income tax liabilities		1,701,368	4,866,831	4,866,831
Borrowings, current portion	11	5,000,000	5,070,875	5,070,875

		48,904,784	45,591,147	45,591,147

Total liabilities		567,169,342	2,052,646,003	80,018,261

Total deficit and liabilities		321,582,645	355,127,476	355,127,476

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE QUARTER ENDED MARCH 31, 2010

		For the Quarter Ended
		March 31,	March 31,
	Note	2009	2010

Revenue		17,024,894	68,970,127
Cost of sales		(13,017,328)	(37,027,683)

Gross profit		4,007,566	31,942,444
Sales and marketing expenses		(33,172)	(4,956,793)
Administrative expenses		(1,306,580)	(24,292,747)
Research and development expenses		(247,422)	(3,024,995)
Other (losses) gains, net	16	(79,393)	2,330,000

Operating profit		2,340,999	1,997,909
Finance costs, net	14	(1,281,095)	(1,479,210,803)

Profit (loss) before income tax		1,059,904	(1,477,212,894)
Income tax expense	15	(779,855)	(7,823,282)

Profit (loss) for the quarter		280,049	(1,485,036,176)
Other comprehensive income		—	—

Total comprehensive income (loss) for the quarter, attributable to the equity holders of the Company		280,049	(1,485,036,176)

Earnings (losses) per share for profit (loss) attributable to the equity holders of the Company (expressed in RMB per share)	17
- Basic		0.002	(1.0176)

- Diluted		0.002	(1.0176)

Weighted average number of ordinary shares used in (losses) earnings per share calculation — basic and diluted		145,935,200	145,935,200

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE QUARTER ENDED MARCH 31, 2010

		Attributable to the Equity Holders of the Company
				(Accumulated
	Number of	Par Value of		Losses)
	Ordinary Shares	Ordinary Shares	Reserves	Retained Earnings	Total

Balance at January 1, 2009	145,935,200	99,673	(8,912,760)	(223,900)	(9,036,987)

Comprehensive income
- Profit for the quarter	—	—	—	280,049	280,049

Balance at March 31, 2009	145,935,200	99,673	(8,912,760)	56,149	(8,756,938)

Balance at January 1, 2010	145,935,200	99,673	81,034,741	(326,721,111)	(245,586,697)

Comprehensive income
- Loss for the quarter	—	—	—	(1,485,036,176)	(1,485,036,176)

Transaction with owners
- Share-based compensation (Note 10)	—	—	33,446,447	—	33,446,447
- Recapitalisation in connection with share exchange (Note 9)	—	—	(342,101)	—	(342,101)

	145,935,200	—	33,104,346	—	33,104,346

Balance at March 31, 2010	145,935,200	99,673	114,139,087	(1,811,757,287)	(1,697,518,527)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE QUARTER ENDED MARCH 31, 2010

		For the Quarter Ended
		March 31,	March 31,
	Note	2009	2010

Cash flows from operating activities
Cash used in operations		(17,989,773)	(17,547,916)
Interest received		2,206	—
Interest paid		(1,366,920)	—
Income tax paid		(25,978)	(88,164)

Net cash used in operating activities		(19,380,465)	(17,636,080)

Cash flows from investing activities
Payment for land use rights		—	(4,477,600)
Payment for property, plant and equipment		(1,109,570)	(2,638,950)

Net cash used in investing activities		(1,109,570)	(7,116,550)

Cash flows from financing activities
Proceeds from borrowings	11	5,000,000	—
Repayment of borrowings		(34,173,000)	—
Proceeds from issuance of convertible bond	12	68,380,000	—

Net cash generated from financing activities		39,207,000	—

Net increase (decrease) in cash and cash equivalents		18,716,965	(24,752,630)
Cash and cash equivalents at beginning of quarter		384,458	38,148,172
Exchange gain (losses) on cash and cash equivalents		1,061	(2,122)

Cash and cash equivalents at end of quarter		19,102,484	13,393,420

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2010

1.	General information and group re-organization

Nobao Renewable Energy Holdings Limited (the “Company”) was incorporated by Mr. Sun Kwok Ping (the “Founder”), the Chief Executive Officer, on September 30, 2008 in the Cayman Islands with limited liabilities. The address of its registered office is Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands.

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and the following companies (collectively, the “Group”), all of which are companies with limited liabilities:

				Attributable
	Place and Date of	Issued and Paid up		Interests to the
Name	Incorporation	Capital		Group	Principal Activities

Jiangxi Nobao Electro Co., Ltd. (“Jiangxi Nobao”)	The People’s Republic of China (the “PRC”), April 5, 2005	US$	11,830,000	100%	Manufacturing (mainly, assembly) and sales of GSHP systems
Eastern Well Holdings Limited (“Eastern Well”)	Hong Kong, January 24, 2007	US$	14,594	100%	Investment holding
Shanghai Nobo Commerce and Trade Co., Ltd. (“Shanghai Nobo”, formerly known as Shanghai Nobo Energy Technology Co., Ltd.)	The PRC, November 11, 2007		RMB10,000,000	100%	Sales of GSHP systems and provision of related service
Nuoxin Energy Technology (Shanghai) Co., Ltd. (“Shanghai Nuoxin”)	The PRC, November 28, 2008	US$	11,000,000	100%	Sales of GSHP systems and provision of related service

The Group is primarily engaged in the manufacture and sales of ground source heat pump (“GSHP”) systems, and the provision of related post-sales services.

Jiangxi Nobao was incorporated by Bright Praise Holdings Limited (“Bright Praise”), a company incorporated in Hong Kong, on April 5, 2005. Since its inception, the Founder is the sole beneficiary owner of and has control over Bright Praise and Jiangxi Nobao.

Eastern Well was incorporated by the Founder in Hong Kong on January 24, 2007. The Founder had control over Eastern Well and has been the beneficial owner of its entire share capital from its inception to Eastern Well’s issuance of series A preferred shares in June 2009 (Note 13).

Pursuant to a share transfer agreement entered into between Bright Praise and Eastern Well dated March 28, 2008, Bright Praise transferred its 100% shareholdings in Jiangxi Nobao to Eastern Well (“Jiangxi Nobao Acquisition”) at the consideration of RMB13,514,200 (Note 9). As a result, Jiangxi Nobao became a wholly owned subsidiary of Eastern Well.

Shanghai Nobo was incorporated on November 11, 2007 by the Founder and another nominal shareholder. Since its inception, the Founder was the sole beneficiary owner of and had control over Shanghai Nobo. Pursuant to a share transfer agreement dated March 5, 2008, Eastern Well acquired the 100% shareholdings in Shanghai Nobo

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2010 — (Continued)

from the Founder and the nominal shareholder (“Shanghai Nobo Acquisition”) at the consideration of RMB10,000,000. As a result, Shanghai Nobo became a wholly owned subsidiary of Eastern Well.

Shanghai Nuoxin was incorporated by Eastern Well on November 28, 2008.

The Founder had control over the financial and operating policies of Eastern Well, Jiangxi Nobao and Shanghai Nobo since their respective inception dates to the date of the respective acquisitions in March 2008 and until Eastern Well’s issuance of series A preferred shares in June 2009 (Note 13). As the Founder exercised unilateral control over Jiangxi Nobao, Shanghai Nobo and Eastern Well both before and after the respective acquisition dates, Jiangxi Nobao Acquisition and Shanghai Nobo Acquisition are accounted for as business combinations under common control, under a method similar to the merger accounting where all assets and liabilities were recorded at predecessor carrying amounts. The unaudited condensed consolidated financial statements of the Group include the financial statements of Jiangxi Nobao and Shanghai Nobo throughout periods presented or since the date of incorporation of these combining companies, where such entities were incorporated at a later date.

In December 2009, the Group disposed Shanghai Nobo and accounted for the transaction as disposal of assets.

In December 2009, the Founder entered into a Purchase and Sale Agreement with Wide Safety International Limited (“Wide Safety”), under which the Founder sold his 7,296,760 ordinary shares in Eastern Well to Wide Safety for an aggregate consideration of US$6 million. As a result, the Founder, Wide Safety and China Environment Fund III, L.P. (the “Preferred Shareholder”) (Note 13), on an as-converted basis, owned 63.2%, 3.3% and 33.5%, respectively, the equity interests of Eastern Well at December 31, 2009.

In January 2010, the Company completed a share exchange with Eastern Well whereby all the shareholders of Eastern Well exchanged all the shares they owned in Eastern Well (including 145,935,200 ordinary shares and 73,597,200 preferred shares) with the 145,935,200 ordinary shares and 73,597,200 preferred shares of the Company in a one-for-one share exchange for all shares of equivalent classes that these shareholders held in Eastern Well prior to the share exchange. As a result of the Share Exchange Agreement, Eastern Well has become a wholly owned subsidiary of the Company, the Company has become the ultimate holding company of all other Group entities, and the shareholders of Eastern Well have become the shareholders of the Company.

As all the shareholders of Eastern Well together entered into the Share Exchange Agreement, and maintained the same shareholding and respective shareholders’ rights in the Company as they held in Eastern Well immediately before the exchange, the exchange has been accounted for as a legal reorganization of entities under common control in a manner similar to the merger accounting. Accordingly, the accompanying unaudited condensed consolidated financial statements have been prepared as if the group structure after the completion of the aforementioned share exchange between the Company and Eastern Well in January 2010 had been in existence throughout the periods presented. All significant intra-group transactions and balances have been eliminated on combination.

Please refer to Note 20(a) for further changes in the shareholding of the Founder and the Preferred Shareholder in the Company in April 2010.

These unaudited condensed consolidated financial statements have been approved for issue by the Board of Directors on April 26, 2010.

2.	Basis of preparation

The unaudited condensed consolidated financial statements of the Group have been prepared in accordance with IAS 34, ‘Interim financial reporting’. The unaudited condensed consolidated interim financial statements should be read in conjunction with the combined financial statements for the years ended December 31, 2007, 2008

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2010 — (Continued)

and 2009, which have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB.

For the quarters ended March 31, 2010, net cash used by the Group in operating activities amounted to approximately RMB17.6 million. During the year ended December 31, 2009, the Group raised funding with a total amount of US$30 million (RMB204.2 million) via the issuance of a convertible bond (Note 12), redeemable convertible preferred shares and warrants and the exercise of a warrant by the preferred shareholder (Note 13). The Group management considers the Group is capable of raising adequate funds from various sources, including but not limited to investors and financial institutions, to finance the Group’s operations and to enable the Group to meet its liabilities as and when they fall due in the coming twelve months and to be able to carry on its business without a significant curtailment of operations for the foreseeable future. Accordingly, the management believe the Group will continue as a going concern and have accordingly prepared the unaudited condensed consolidated financial statements on a going concern basis.

3.	Accounting policies

Except as described below, the accounting policies applied are consistent with those of the combined financial statements for the years ended December 31, 2007, 2008, and 2009 as described in those combined financial statements.

Income taxes in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

(a) New and amended standards, and interpretations to existing standards effective in 2010 and relevant to the Group

•	IAS 1 (amendment), ‘Presentation of financial statements’. The amendment is part of the IASB’s annual improvements project published in April/May 2009. The amendment provides clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The Group adopted IAS 1 (amendment) from January 1, 2010 and the adoption of this amendment has no significant impact to the condensed consolidated financial statements.

•	IAS 17 (amendment) “Classification of leases of land and buildings” (effective from January 1, 2010). The amendment deleted the specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating, using the general principles of IAS 17. This amendment should be applied retrospectively to existing leases if the necessary information is available at the inception of the lease. Otherwise, land leases should be reassessed on the date of adoption of the amendment. The Group adopted IAS 17 (amendment) from January 1, 2010 and the adoption of this amendment has no significant impact to the condensed consolidated financial statements.

•	IFRS 2 (amendments), ‘group cash-settled share-based payment transactions’ (effective from January 1, 2010). In addition to incorporating IFRIC — Int 8, ‘Scope of IFRS 2’, and IFRIC — Int 11, ‘IFRS 2 — group and treasury share transactions’, the amendments expand on the guidance in IFRIC 11 to address the classification of group arrangements that were not covered by the interpretation.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2010 — (Continued)

(b) New and amended standards, and interpretation to existing standards effective to the Company in 2010 but not relevant

•	IFRS 3 (revised), ‘Business combinations’.

•	IFRS 5 (amendment), ‘Measurement of non-current assets (or disposal groups) classified as held for sale’.

•	IAS 27 (revised), ‘Consolidated and separate financial statements’.

•	IAS 38 (amendment), ‘Intangible Assets’.

•	IFRIC 17 ‘Distribution of non-cash assets to owners’.

(c) New and amended standards, and interpretation to existing standards relevant to the Group, but not effective and not early adopted by the Group

•	IFRIC 19 “Extinguishing financial liabilities with equity instruments” (effective from July 1, 2010). The interpretation requires a gain or loss to be recognised in profit or loss when a liability is settled through the issuance of the entity’s own equity instruments. The amount of the gain or loss recognised in profit or loss will be the difference between the carrying value of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments cannot be reliably measured then the fair value of the existing financial liability is used to measure the gain or loss. The group will apply the interpretation from January 1, 2011.

•	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2013). The standard addresses classification and measurement of financial assets, introducing the following changes:

•	Introduces a single model that has only two classification categories: amortised cost and fair value, which are driven by the entity’s business model for managing the financial assets and the contractual characteristics of the financial assets.

•	Removes the requirement to separate embedded derivatives from financial asset hosts, and requires a hybrid contract to be classified in its entirety at either amortised cost or fair value.

•	Prohibits reclassifications except in rare circumstances when the entity’s business model changes and the changes apply prospectively.

•	Provides specific guidance for contractually linked instruments that create concentrations of credit risk, which is often the case with investment tranches in a securitisation.

•	Indicates that all equity investments should be measured at fair value. However, management has an option to present in other comprehensive income unrealised and realised fair value gains and losses on equity investments that are not held for trading.

•	Removes the cost exemption for unquoted equities and derivatives on unquoted equities but provides guidance on when cost may be an appropriate estimate of fair value.

The Group will apply this standard from January 1, 2013.

The Group is analyzing the potential impact on the Group’s unaudited condensed consolidated financial statements from these new and amended standards and interpretations to existing standards.

3.	Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2010 — (Continued)

assessing performance of the operating segments, has been identified as the board of directors that makes strategic decisions.

The board of directors reviews the operation results and financial position of the Group as a single segment. Therefore, no segment information is presented in these unaudited condensed consolidated financial statements.

For the quarters presented, substantially all the Group’s revenue is derived from customers in the PRC and its non-currents assets other than deferred income tax assets are located at or derived from the PRC.

4.	Land use rights

	For the Quarter Ended
	March 31,	March 31,
	2009	2010

At beginning of quarter
Cost	4,800,000	5,880,000
Accumulated amortization	(328,000)	(486,400)

Net book amount	4,472,000	5,393,600

Opening net book amount	4,472,000	5,393,600
Additions	—	477,600
Amortization	(24,000)	(31,785)

Closing net book amount	4,448,000	5,839,415

At end of quarter
Cost	4,800,000	6,357,600
Accumulated amortization	(352,000)	(518,185)

Net book amount	4,448,000	5,839,415

The Group’s land use rights represent prepaid operating lease payments.

For the quarter ended March 31, 2009, all amortization expenses were charged to the administrative expenses. For the quarter ended March 31, 2010, amortization expenses of RMB5,165 were charged to administrative expenses and RMB26,620 to the cost of inventories manufactured/cost of sales, respectively.

At December 31, 2009 and March 31, 2010, the Group’s land use rights with a net book value of approximately RMB4,376,000 and RMB4,332,000, respectively, were pledged as collateral for the Group’s borrowings from government (Note 11).

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2010 — (Continued)

5.	Property, plant and equipment

	For the Quarter Ended
	March 31,	March 31,
	2009	2010

At beginning of quarter
Cost	3,136,386	15,713,886
Accumulated depreciation	(235,444)	(507,525)

Net book amount	2,900,942	15,206,361

Opening net book amount	2,900,942	15,206,361
Additions	1,059,570	2,980,393
Depreciation charge	(37,299)	(135,247)

Closing net book amount	3,923,213	18,051,507

At end of quarter
Cost	4,195,956	18,694,279
Accumulated depreciation	(272,743)	(642,772)

Net book amount	3,923,213	18,051,507

For the quarters ended March 31, 2009 and 2010, depreciation expenses of nil and RMB13,500 were charged to the cost of inventories manufactured and/or cost of sales, and RMB37,299 and RMB121,747 to administrative expenses, respectively.

For the quarters ended March 31, 2009 and 2010, interest expenses of RMB75,997 and RMB70,875, respectively, were capitalized in property, plant and equipment, with quarterly capitalisation rates of 2.03% and 1.13%, respectively.

6.	Trade and other receivables and prepayments

(a)	Trade and other receivables

	December 31,	March 31,
	2009	2010

Amounts due from customers for contract work	16,858,918	83,094,878
Less: non-current portion	(10,232,346)	(69,706,806)

Amounts due from customers for contract work, current portion	6,626,572	13,388,072
Amounts due from a related party (Note 18)	719,907	—
Amounts receivable on disposal of Shanghai Nobo	19,000,000	19,000,000
Rental deposits	—	418,500
Others	405,235	817,421

Trade and other receivables, current portion	26,751,714	33,623,993

The non-current portion of trade and other receivables, mainly the amounts due from customers for contract work, is presented at the present value of the amounts receivable. The carrying amounts of current portion of trade and other receivables approximated their fair values as at the balance sheet dates. The fair value of non-current

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2010 — (Continued)

portion of amounts due from customers for contract work amounted to approximately RMB9,988,000 and RMB71,620,000, respectively, at December 31, 2009 and March 31, 2010.

There are no trade and other receivables that are past due as of December 31, 2009 and March 31, 2010.

As at December 31, 2009 and March 31, 2010, no trade and other receivables were impaired. There has been no impairment on receivables provided during the years/periods presented.

The maximum exposure to credit risk at the balance sheet dates is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

(b)	Prepayments

	December 31,	March 31,
	2009	2010

Prepaid taxes	8,746,462	6,086,555
Prepayment on inventories and outsourced contract work(i)	12,353,549	8,960,739

	21,100,011	15,047,294

(i)	Including certain amounts prepaid to a party that used to be related to the Group (Note 18).

7.	Finance lease receivables

Under Energy Management Contracts, the Group leases GSHP systems under non-cancellable finance lease agreements. The lease terms range between 10 and 20 years and legal ownership of the assets lie with the Group within the lease term.

	December 31,	March 31,
	2009	2010

Non-current receivables
Finance leases — gross receivables	243,384,676	237,017,873
Unearned finance income	(93,128,685)	(88,204,327)

	150,255,991	148,813,546

Current receivables
Finance leases — gross receivables	16,613,281	17,502,410
Unearned finance income	(10,441,556)	(11,171,299)

	6,171,725	6,331,111

Total finance lease receivables (current and non-current)
Finance leases — gross receivables	259,997,957	254,520,283
Unearned finance income	(103,570,241)	(99,375,626)

	156,427,716	155,144,657

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2010 — (Continued)

	December 31,	March 31,
	2009	2010

Gross receivables from finance leases:
No later than 1 year	16,613,281	17,502,410
Later than 1 year but no later than 5 years	74,468,825	71,494,020
Later than 5 years	168,915,851	165,523,853

	259,997,957	254,520,283
Unearned future finance income on finance leases	(103,570,241)	(99,375,626)

Net investment in finance leases	156,427,716	155,144,657

Analysis of net investment in finance leases:
- No later than 1 year	6,171,725	6,331,111
- Later than 1 year but no later than 5 years	33,657,320	31,668,310
- Later than 5 years	116,598,671	117,145,236

	156,427,716	155,144,657

The Group estimated that there is no unguaranteed residual value accruing to the benefit of the Group at the end of the respective lease terms. The Group has assessed the recoverability of the finance lease receivables and determined no allowance was required for uncollectible minimum lease payments receivable.

8.	Ordinary shares

Ordinary
Shares

At December 31, 2009 and March 31, 2010	99,673

Upon incorporation in 2008, the Company issued 500,000 ordinary shares to the Founder at the par value of US$0.1 per share, with a total consideration of US$50,000 (RMB341,605).

In January 2010, in order for the Company to prepare for the one-for-one share exchange with Eastern Well, the Company carried out a 1 to 1,000 share split, as a result of which the Company’s issued ordinary shares became 500,000,000 shares, with a par value of US$0.0001 each. After the share split, the Company repurchased 400,000,000 ordinary shares from the Founder at par value and the Company’s issued ordinary shares become 100,000,000 shares, which were wholly owned by the Founder. In connection with the share exchange which took place in January 2010, the Company issued additional 38,638,440 ordinary shares to the Founder, 7,296,760 ordinary shares to Wide Safety (Note 1) and 73,597,200 series A preferred shares to the Preferred Shareholder (Note 13), respectively, in exchange for the same number of ordinary and preferred shares of equivalent class that the Founder, Wide Safety and the Preferred Shareholder owned in Eastern Well, respectively. As a result of the issuance, the share structure of the Company became exactly the same as that of Eastern Well. Immediately after the issuance, the Company completed the one-for-one share exchange with Eastern Well, as a result of which the shareholdings owned by the Founder, Wide Safety and the Preferred Shareholder in Eastern Well was swapped to the Company, Eastern Well became a wholly owned subsidiary of the Company and the Company became the ultimate holding company of all the other group entities (Note 1 and 20(a)).

After the share exchange, the Company’s issued and outstanding ordinary shares were 145,935,200 shares, with a par value of US$0.0001 per share; and its share capital account amounted to US$14,594 (RMB99,673); and

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2010 — (Continued)

the Company’s authorized number of shares were 500,000,000 (including 400,000,000 ordinary shares and 100,000,000 preferred shares), with a par value of US$0.0001 each.

The ordinary shares are presented as if the group structure after the completion of the aforementioned share exchange between the Company and Eastern Well in January 2010 had been in existence throughout the periods presented and the 1 to 10 share split carried out by the Company in April 2010 (Note 19(b)) had been completed throughout the periods presented.

9.	Reserves

	Merger Reserve
			The		Share-based
	Jiangxi	Eastern	Company		Payment	Other
	Nobao(a)	Well(b)	(Note 8)	Sub-total	Reserve	Reserve(c)	Total

At January 1 and March 31, 2009	(9,164,045)	9,353	241,932	(8,912,760)	—	—	(8,912,760)

At January 1, 2010	(9,164,045)	100,169	241,932	(8,821,944)	—	89,856,685	81,034,741
Recapitalisation in connection with share exchange	—	(100,169)	(241,932)	(342,101)	—	—	(342,101)
Share-based compensation (Note 10)	—	—	—	—	33,446,447	—	33,446,447

At March 31, 2010	(9,164,045)	—	—	(9,164,045)	33,446,447	89,856,685	114,139,087

(a)	Jiangxi Nobao merger reserve: balance at January 1 and December 31, 2007 represented Jiangxi Nobao’s paid-in capital, before it was acquired by Eastern Well. The decrease in 2008 represented the consideration paid by Eastern Well to acquire Jiangxi Nobao from Bright Praise (Note 1).

(b)	Upon incorporation in January 2007, Eastern Well issued 100,000 ordinary shares to the Founder at the par value of HKD0.1 per share during the period from January 24, 2007 (date of incorporation) to December 31, 2007, with an amount of HKD10,000 (RMB9,353).

In June 2009, for the preparation of the fund raising (Note 13), Eastern Well carried out a series of changes in its ordinary shares: (i) the par value of its ordinary share was increased from HKD0.1 per share to HKD0.78 per share, with an increase in ordinary shares account of HKD68,000 (RMB59,433); (ii) the par value of HKD0.78 per was further changed to US$0.1 per share; and (iii) the 100,000 issued ordinary shares was split into 100,000,000 ordinary shares, with par value decreased from US$0.1 to US$0.0001, as a result of which Eastern Well’s issued number of ordinary shares increased from 100,000 shares to 100,000,000 shares. In addition, Eastern Well issued 45,935,200 ordinary shares to the Founder (the Chief Executive Officer and sole beneficiary owner of Eastern Well) at the par value of US$0.0001 per share, with a total consideration of US$4,594 (RMB31,383). Accordingly, Eastern Well’s issued number of ordinary shares was 145,935,200, with a par value of US$0.0001 per share.

As the 45,935,200 ordinary shares were issued to the Founder, the sole beneficiary owner of Eastern Well at that time, the issuance of these ordinary shares is treated in a manner similar to a stock split as a part of this recapitalization.

Upon the completion of the share exchange between the Company and Eastern Well in January 2010, as a result of which Eastern Well became the wholly owned subsidiary of the Company and the Company became the

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2010 — (Continued)

ultimate holding company of the Group, the RMB100,169 in connection with Eastern Well was transferred out of merger reserve in the quarter ended March 31, 2010.

(c)	Upon the termination of the three warrants on December 31, 2009 (Note 13(b)), the carrying amounts of the warrants, representing their fair value on the date of termination were derecognized from the liability and transferred to other reserve.

10.	Share option plan

The Company adopted its 2010 Performance Incentive Plan (the “2010 Plan”) on March 1, 2010, pursuant to a resolution of the directors. The purpose of the 2010 Plan is to promote the success of the Company and to increase shareholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons.

Under the 2010 Plan, the Company granted options to employees to purchase an aggregate of 4,635,180 ordinary shares of the Company on March 2, 2010, which are exercisable on or before March 2, 2020. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

(1)	Movements in share options

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	For the Quarter Ended
	March 31, 2010
	Average		Number of
	Exercise Price		Options

At January 1, 2010		—	—
Granted	US$	0.82	4,635,180
Exercised		—	—
Lapsed		—	—

At March 31, 2010	US$	0.82	4,635,180

Exercisable at March 31, 2010			561,080

(2)	Outstanding share options

Details of the expiry dates, exercise prices and the respective numbers of share options which remained outstanding as at March 31, 2010 is as follows:

				Number of Options
	Weighted Average			For the Quarter
	Remaining Contractual			Ended March 31,
Expiry Date	Life (Year)	Range of Exercise Price		2010

March 2, 2020	9.92	US$	0.82	4,635,180

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2010 — (Continued)

(3)	Fair values of options:

The fair value of the options granted on March 2, 2010 was valued by an independent qualified valuer, using Black-Scholes option price model and amounted to approximately RMB82,774,000. The following assumptions were adopted to calculate the fair value of the options on the grant date:

Schedule	A	B
Number of options granted	2,048,120	2,587,060
Exercise price	US$0.82	US$0.82
Risk free interest rate (Note(i))	2.530%~3.182%	2.530%~3.372%
Expected term (years) (Note (ii))	4.24~6.07	4.24~6.68
Expected dividends (Note (iii))	0%	0%
Expected volatility (Note (iv)	56.3%~68.0%	56.1%~68.0%
Exercisable date (Note(v))	July 15, 2010 ~ March 3, 2020	March 2, 2010 ~ March 2, 2020

Notes:

(i)	The risk free interest rate was determined based on the yield to maturity of the PRC sovereign bond denominated in US$ with maturity terms similar to the expected term on the options.

(ii)	The expected term, being the period that the options are expected to be outstanding, is estimated based on the remaining contractual life of the option, vesting condition and expected term of share options reported by comparable companies.

(iii)	The Company does not anticipate paying any dividends in the foreseeable future.

(iv)	Expected volatility is estimated based on daily stock prices of the comparable companies for a period with length commensurate to the expected term.

(v)	The exercisable date of options granted on March 1, 2010 is determined based on the following service vesting condition:

Schedule A: The option shall become vested as to 33.4% of the total number of ordinary shares subject to the option on the first anniversary of the vesting commencement date. The remaining 66.6% of the total number of ordinary shares subject to the option shall become vested in 24 substantially equal monthly instalments, with the first instalment vesting on the last day of the month following the month in which the first anniversary of the vesting commencement date occurs and an additional instalment vesting on the last day of each of the 23 months thereafter.

Schedule B: The option shall become vested as to 25% of the total number of ordinary shares subject to the option on the first anniversary of the vesting commencement date. The remaining 75% of the total number of ordinary shares subject to the option shall become vested in 36 substantially equal monthly instalments, with the first instalment vesting on the last day of the month following the month in which the first anniversary of the vesting commencement date occurs and an additional instalment vesting on the last day of each of the 35 months thereafter.

The attributable amount charged to the unaudited condensed consolidated statements of comprehensive income for the quarter ended March 31, 2010 was RMB33,446,447, including RMB2,951,030 in cost of sales and/or cost of inventories manufactured, RMB4,666,355 to sales and marketing expense, RMB22,979,330 to administrative expenses and RMB2,849,732 to research and development expenses.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2010 — (Continued)

11.	Borrowings

	December 31,	March 31,
	2009	2010

Loans from government	5,000,000	5,000,000
Accrued interest	—	70,875

	5,000,000	5,070,875

In 2009, Jiangxi Nobao borrowed an amount of RMB5,000,000 from a local government authority, which bears an annual interest rate that equals to 80% of the rate offered by the China’s commercial banks to entities, approximately, 4.5% per annum in the quarter ended March 31, 2010, and is repayable on December 31, 2010. This loan was collateralized by the Group’s land use rights with a net book value of approximately RMB4,376,000 and RMB4,332,000 as of December 31, 2009 and March 31, 2010, respectively (Note 4).

The carrying amounts of the borrowings approximated their fair value, as the impact of discounting using market borrowing rates was not significant. The fair value is derived based on cash flow discounted using a market borrowing rate of 4.5% at December 31, 2009 and March 31, 2010.

12.	Convertible bond

	For the Quarter Ended
	March 31,	March 31,
	2009	2010

Balance at beginning of quarter	—	—
Issuance	68,380,000	—
Interest charge (Note 14)	488,878	—
Fair value change (Note 14)	340,096	—

Balance at end of quarter	69,208,974	—

On January 22, 2009, Eastern Well issued a convertible bond to the Preferred Shareholder which subsequently became its series A preferred shareholder (Note 13). The convertible bond had a principal of US$10,000,000 (approximately, RMB68,380,000), bore an interest rate of 8% per annum and was repayable on demand of the holder. The convertible bond was secured by the Founder’s equity interests in Eastern Well and guaranteed by the Founder personally (Note 18).

The Preferred Shareholder converted the bond into Eastern Well’s series A redeemable and convertible preferred shares in June 2009.

13.	Redeemable convertible preferred shares and warrants

In June 2009, Eastern Well issued 49,064,800 shares of series A redeemable and convertible preferred shares (also referred to as series A preferred shares, see (a) below), at an issue price of US$0.4076 per share, and certain warrants (see (b) below) to the Preferred Shareholder for a total consideration of US$20 million, including US$10 million (RMB68,318,999) in cash and US$10 million (RMB69,060,193) converted from a convertible bond (Note 12) by the Preferred Shareholder.

(a)	Redeemable convertible preferred shares

The series A preferred shares has certain privilege over ordinary shares, including liquidation preference, conversion feature and redemption feature.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2010 — (Continued)

The terms and conditions of the series A preferred shares issued by the Company as a result of the share exchange with Eastern Well on January 15, 2010 (Note 1) are similar to those of the series A preferred shares issued by Eastern Well.

(b)	Warrants

In June 2009, Eastern Well issued four warrants, including one to the Founder and three to the Preferred Shareholder, which entitled the Founder and the Preferred Shareholder to subscribe certain additional ordinary shares and series A preferred share, respectively, dependent upon certain performance target of the Group. In October 2009, the Preferred Shareholder exercised one of the three warrants granted to it, as a result of which the Preferred Shareholder subscribed additional 24,532,400 series A preferred shares from Eastern Well at a price of US$0.4076 per share, with an aggregate consideration of US$10 million. In December 31, 2009, all the remaining three warrants were terminated and replaced by three options issued by the Founder and the Preferred Shareholder to each other in connection with shares of Eastern Well (the “Eastern Well Options). In January 2010, the Eastern Well Options were terminated and replaced by three options issued by the Founder and the Preferred Shareholder to each other in connection with shares of the Company.

(c)	Movements of series A preferred shares

	For the Quarter Ended
	March 31,	March 31,
	2009	2010

Balance at beginning of quarter	—	493,032,652
Fair value change in the quarter (Note 14)	—	1,479,595,090

Balance at end of quarter	—	1,972,627,742

The fair value of the redeemable convertible preferred shares and warrants are determined at the issuance and each subsequent balance sheet date based on retrospective valuations performed by an independent valuer.

14.	Finance costs, net

	For the Quarter Ended
	March 31,	March 31,
	2009	2010

Fair value change of redeemable convertible preferred shares (Note 13)	—	(1,479,595,090)
Fair value change of convertible bond (Note 12)	(340,096)	—
Interest charge on convertible bond (Note 12)	(488,878)	—
Interest charge on borrowings	(405,567)	—
Interest income on cash at bank	2,206	9,255
Exchange loss (gain), net	(48,760)	375,032

	(1,281,095)	(1,479,210,803)

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2010 — (Continued)

15.	Income tax expense

	For the Quarter Ended
	March 31,	March 31,
	2009	2010

Current income tax	—	3,027,114
Deferred income tax	779,855	4,796,168

	779,855	7,823,282

(i)	Cayman Islands profits tax

The Company has not been subject to any taxation in the Cayman Islands.

(ii)	Hong Kong profits tax

No Hong Kong profits tax has been provided, as the Group has no assessable profit earned or derived in Hong Kong. Eastern Well’s applicable Hong Kong profit tax rates is 16.5% in 2009.

(iii)	PRC corporate income tax (“CIT”)

CIT is provided on the assessable income of entities within the Group incorporated in the PRC.

Pursuant to the PRC Corporate Income Tax Law (“New CIT Law”), the CIT is unified at 25% for all types of entities, effective January 1, 2008.

Incorporated as production enterprise with foreign investment in the PRC, Jiangxi Nobao has obtained approvals from the relevant local tax authorities to enjoy a 5-year tax holidays from the first tax profitable year, with 2 years exemption from CIT followed by 3 years 50% reduction in CIT. Jiangxi Nobao’s first tax profitable year was 2007. The applicable CIT rate for Jiangxi Nobo in 2009 is 12.5%.

The applicable CIT rates for Shanghai Nuoxin and Shanghai Nobo in 2009 are both 25%.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate applicable to the profits of the consolidated entities was as follows:

	For the Quarter Ended
	March 31,	March 31,
	2009	2010

Profit (loss) for the quarter	1,059,904	(1,477,212,894)

Tax calculated at applicable domestic tax rates applicable to profit of the respective entity	384,174	(235,140,432)
Tax effects of:
- Expenses not deductible for tax purpose	27,254	244,147,841
- Interest expense not subject to tax	80,665	—
- Effect of tax holidays	132,301	(1,232,820)
- Tax losses for which no deferred income tax asset was recognized	155,461	48,693

Tax expenses	779,855	7,823,282

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2010 — (Continued)

The weighted average applicable tax rates for the quarters ended March 31, 2009 and 2010 are 36% and 16%, respectively. The reason for fluctuation in the weighted average applicable tax rates is due to the changes in profitability of the respective Group entities with different applicable tax rates.

16.	Other (losses) gains, net

	For the Quarter Ended
	March 31,	March 31,
	2009	2010

Government subsidy received from certain EMC customers	—	2,330,000
Others, net	(79,393)	—

	(79,393)	2,330,000

17.	Earnings (losses) per share

The earnings (losses) per share has been computed as if the group structure after the completion of the share exchange between the Company and Eastern Well (Note 1) had been in existence throughout the periods presented and the 1 to 10 share split carried out by the Company in April 2010 (Note 20(b)) had been completed throughout the periods presented.

(a) Basic earnings (losses) per share is calculated by dividing the profit (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares of the Company assumed to be issued and outstanding during the quarters.

	For the Quarter Ended
	March 31,	March 31,
	2009	2010

Profit (loss) attributable to equity holders of the Company	280,049	(1,485,036,176)

Weighted average number of ordinary shares in issue (Note 8)	145,935,200	145,935,200

(b) Diluted earnings (losses) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

During the quarter ended March 31, 2009, the Group’s convertible bond was anti-dilutive and, accordingly, was excluded from the computation of diluted earnings per share. During the quarters ended March 31, 2010, the Group’s convertible bond had been converted into series A preferred shares, warrants had been terminated, and the series A preferred shares were anti-dilutive and, accordingly, were excluded from the computation of diluted losses per share.

18.	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

Since the issuance of the series A preferred shares (Note 13), the Group entities are under the joint control of the Founder and the Preferred Shareholder. In addition, upon the completion of the share exchange between the Company and Eastern Well in January 2010 (Note 1), the Company became the ultimate holding company of all the group companies.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2010 — (Continued)

The Group’s transactions with related parties:

	For the Quarter Ended
	March 31,	March 31,
	2009	2010

Key management compensation(a)
- Salary	45,000	90,000
- Other short-term employee benefit	130,130	131,883

	175,130	221,883

Rental payable to the Founder for lease of office building on operating lease	150,000	375,000

(a)	For the purpose of this disclosure, key management represents all the directors and vice presidents.

In addition, in 2009, the Founder used its equity interests in Eastern Well as security of and provided personal guarantee on the Group’s convertible bond (Note 12).

During the year ended December 31, 2008, Eastern Well issued certain ordinary shares to the Founder (Note 8), and during the year ended December 31, 2009, the Group issued a convertible bond, certain series A preferred shares and warrants to the Preferred Shareholder and a warrant to the Founder (Note 12 and 13).

The Group’s balances with related parties:

	December 31,	March 31,
	2009	2010

Trade and other receivables — net amount due from the Founder	719,907	—

Trade and other payables — net amount due to the Founder	—	68,901

Shanghai Nobao Electronics Co., Ltd. (“Shanghai Nobao”) used to be a related party of the Group, where the Founder held a senior management position, prior to December 2007. Since December 2007, the Founder did not continue with any role in Shanghai Nobao and Shanghai Nobao ceased to be a related party of the Group. During the quarters ended March 31, 2009 and 2010, the Group sold equipment to Shanghai Nobao with an amount of RMB305,210 and nil, respectively. The Group did not purchase any equipment from Shanghai Nobao during the quarters ended March 31, 2009 and 2010. The Group’s price of purchase/sales of equipment from/to Shanghai Nobao is determined as cost plus a margin.

At December 31, 2009, the Group’s prepayment to Shanghai Nobao for purchase of equipment amounted to RMB10,992,595, which Shanghai Nobao refunded to the Group during the quarter ended March 31, 2010.

The Group’s receivable from the Founder, amounting to RMB719,907 at December 31, 2009, was settled in the quarter ended March 31, 2010.

The Group’s balances of receivable/payables from/to related parties are unsecured, interest-free and with no fixed payment terms.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2010 — (Continued)

19.	Unaudited pro forma balance sheet and losses per share for conversion of series A preferred shares

Each series A preferred share shall automatically be converted into ordinary shares at the initial conversion ratio of 1:1, as adjusted for the dilution adjustments provision, upon (i) the prior written consent of the holders of more than 67% of the outstanding series A preferred shares or (ii) the closing of a qualified public offering, as defined in the Company’s Memorandum and Articles of Association. Accordingly, the Company has included the following pro forma financial information. The pro forma consolidated balance sheet as of March 31, 2010 presents an as adjusted financial position as if the conversion of all the series A preferred shares into ordinary shares occurred on March 31, 2010, determined as follows:

			Redeemable
			Convertible
	Ordinary Shares	Reserves	Preferred Shares

Amounts reported as of March 31, 2010	99,673	114,139,087	1,972,627,742
Pro forma effect of assumed conversion of the outstanding Series A preferred shares into 73,597,200 ordinary shares of par value $0.0001 (RMB0.0007) per share(a)	50,267	1,972,577,475	(1,972,627,742)

Pro forma amounts as of March 31, 2010	149,940	2,086,716,562	—

(a)	The carrying amount of the Series A preferred shares as of March 31, 2010 of RMB1,972,627,742 is allocated to (i) the ordinary shares with an amount of US$7,360 (RMB50,267), representing the par value of US$0.0001 (RMB0.0007) of the 73,597,200 ordinary shares to be issued upon the conversion, and (ii) the reserves with the remaining amount of RMB492,982,385.

The unaudited pro forma losses per share for the quarter ended March 31, 2010, after giving effect to the conversion of all series A preferred shares into ordinary shares as of January 1, 2010 are as follows:

For The Quarter Ended
March 31,
2010

Loss attributable to equity holders of the Company	(1,485,036,176)
Pro-forma effect of series A preferred shares	1,479,595,090

Numerator for pro forma basic and diluted losses per share	(5,441,086)

Weighted-average ordinary shares outstanding (Note 17)	145,935,200
Pro-forma effect of series A preferred shares	73,597,200

Weighted-average ordinary shares for pro forma basic and diluted losses per share	219,532,400

Pro forma basic and diluted losses per share (expressed in RMB per share)	(0.02)

20.	Subsequent events

(a) On April 8, 2010, the Company, the Founder and the Preferred Shareholder entered into a Deed of Transfer and Termination (the “Deed”), pursuant to which (i) the Founder transferred 2,743,820 ordinary shares he owed in the Company to the Preferred Shareholder for an aggregate consideration of US$1; and (ii) upon this transfer, two options (out of the three the Company Options, Note 13(b)) issued by the Founder and the Preferred Shareholder to each other were terminated. In addition, on the same day, the Founder transferred the remaining 135,894,620 ordinary shares he owned in the Company to Tai Feng Investments Limited (“Tai Feng”), a company incorporated by the Founder in the British Virgin Islands in February 2010 and wholly owned by the Founder. As a result these

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2010 — (Continued)

transactions, the number of ordinary shares owned by the Founder in the Company had decreased to 135,894,620, which is indirectly held by the Founder via Tai Feng.

On April 8, 2010, the Company, Tai Feng, the Founder and the Preferred Shareholder entered into an “Amended and Restated Option Agreement No. 2”, pursuant to which the remaining option between the Founder and the Preferred Shareholder (out of the three Company Options, Note 13(b)) was amended and shall terminate upon a qualified public offering, as defined by the Company’s articles of association.

All above transactions were executed directly between the shareholders of the Company and the Company does not have any rights or obligations from such transactions, management does not consider these transactions could have any impact on the unaudited condensed consolidated financial statements of the Group.

(b) Pursuant to a Board resolution and a Shareholders’ resolution of the Company both of which dated April 19, 2010, the Company carried out a 1 to 10 share split. As a result of the share split, (i) the Company’s authorized number of shares increased from 50,000,000 (including 40,000,000 ordinary shares and 10,000,000 preferred shares) to 500,000,000 (including 400,000,000 ordinary shares and 100,000,000 preferred shares), with the par value changed from US$0.001 per share to US$0.0001 per share; (ii) the Company’s issued and outstanding ordinary shares changed from 14,593,520 shares, with a par value of US$0.001 each, to 145,935,200 shares, with a par value of US$0.0001 each; and (iii) the Company’s issued and outstanding preferred shares changed from 7,359,720 shares, with a par value of US$0.001 each, to 73,597,200 shares, with a par value of US$0.0001 each.

The Company’s ordinary shares and preferred shares are presented as if the aforementioned 1 to 10 share split had been completed throughout the periods presented.

Nobao Renewable Energy
Holdings Limited
Hotels
Malls
Nobao's
Customer Base
Offices &
Industrial
Zones

American Depositary Shares

Nobao Renewable Energy Holdings Limited

Representing           Ordinary Shares

PROSPECTUS

Morgan Stanley	UBS Investment Bank	Citi

            , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. We intend to adopt an amended and restated articles of association that will provide for indemnification of officers and directors for expenses, judgments, fines and settlement amounts incurred in their capacities as such. To be entitled to indemnification, our officers and directors must have acted in good faith, in the best interest and not contrary to the interest of our company, and must not have acted in a manner willfully or grossly negligent and, with respect to any criminal action, they must have had no reasonable cause to believe their conduct was unlawful.

Pursuant to indemnification agreements, the form of which is filed as Exhibit 10.1 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Underwriting
	Date of Sale or		Consideration in	Discount and
Purchaser	Issuance	Number of Securities	U.S. dollars(1)	Commission

Kwok Ping Sun	January 24, 2007	10,000 ordinary shares of Eastern Well Holdings Limited	1,288.2 (HKD 10,000.0)	N/A
	September 30, 2008	50,000 ordinary shares of Nobao Renewable Energy Holdings Limited(2)	50,000	N/A
	June 8, 2009	68,000 ordinary shares of Eastern Well Holdings Limited	8,760.0 (HKD 68,000.0)	N/A
	June 18, 2009	9,990,000 ordinary shares of Eastern Well Holdings Limited	Pursuant to share split	N/A
	June 18, 2009	4,593,520 ordinary shares of Eastern Well Holdings Limited	4,593.5	N/A

Underwriting
	Date of Sale or		Consideration in	Discount and
Purchaser	Issuance	Number of Securities	U.S. dollars(1)	Commission

	June 18, 2009	Warrant(3)	N/A	N/A
	January 15, 2010	3,863,844 ordinary shares of Nobao Renewable Energy Holdings Limited	Pursuant to share swap	N/A
Tai Feng Investment Limited	April 19, 2010	135,894,620 ordinary shares of Nobao Renewable Energy Holdings Limited(5)	Pursuant to share split(11)	N/A
Wide Safety International Limited	January 15, 2010	729,676 ordinary shares of Nobao Renewable Energy Holdings Limited	Pursuant to share swap(4)	N/A
China Environment Fund III, L.P.	January 22, 2009	Secured convertible notes(6)	10 million	N/A
	June 18, 2009	4,906,480 Series A preferred shares of Eastern Well Holdings Limited	20 million(7)	N/A
	June 18, 2009	Warrant to purchase up to 2,453,240 Series A preferred shares of Eastern Well Holdings Limited(8)	N/A	N/A
	June 18, 2009	Warrant(9)	N/A	N/A
	June 18, 2009	Warrant(10)	N/A	N/A
	October 5, 2009	2,453,240 Series A preferred shares of Eastern Well Holdings Limited	10 million
	January 15, 2010	7,359,720 Series A preferred shares of Nobao Renewable Energy Holdings Limited	Pursuant to share swap	N/A
	April 19, 2010	73,597,200 Series A preferred shares of Nobao Renewable Energy Holdings Limited	Pursuant to share split(11)	N/A

Underwriting
	Date of Sale or		Consideration in	Discount and
Purchaser	Issuance	Number of Securities	U.S. dollars(1)	Commission

		2,743,820 ordinary shares of Nobao Renewable Energy Holdings Limited(12)	Pursuant to share split(11)	N/A
Carlyle Asia Growth Partners IV, L.P.	August 13, 2008	Secured promissory note(13)	5 million	N/A
Certain directors, officers and employees	March 2, 2010	Options to purchase 4,635,180 ordinary shares(14)	Exercise price at US$0.82 per share(14)	N/A
N/A

(1)	The conversion of HK Dollar amounts into U.S. dollars is based on the information released by the Federal Reserve Board. On January 19, 2010, the exchange rate released by the Federal Reserve Board was HKD7.7626 to US$1.00.

(2)	Including 1 ordinary share initially issued to Offshore Incorporations (Cayman) Limited and transferred to Kwok Ping Sun on September 30, 2008. These 50,000 ordinary shares were split into 50,000,000 ordinary shares, of which 40,000,000 were then repurchased by Nobao Renewable Energy Holdings Limited, in connection with the share swap.

(3)	Warrant issued by the Eastern Well Holdings Limited to Kwok Ping Sun to subscribe for certain amount of additional ordinary shares at a price of US$0.001 per share based upon the new valuation increasing its equity interest in Eastern Well to no more than 77.5%, if the new valuation of Eastern Well, as determined by a formula in the warrant primarily based on its net profit and its gross profit derived from EMCs as percentage of its total gross profit for 2009 and the first two months of 2010, is higher than the initial valuation agreed to by the parties as of June 18, 2009. The warrant was terminated on December 31, 2009.

(4)	The 729,676 ordinary shares of Eastern Well were initially transferred by Mr. Kwok Ping Sun to Wide Safety International Limited on December 15, 2009.

(5)	These ordinary shares of Nobao Renewable Energy Holdings Limited were transferred by Mr. Kwok Ping Sun to Tai Feng Investment Limited on April 8, 2010.

(6)	Secured convertible promissory note issued by Eastern Well Holdings Limited to China Environment Fund III, L.P.

(7)	Including the discharge in full of all amounts due under the promissory note issued to China Environment Fund III, L.P. on January 22, 2009 and US$10,000,000 in additional consideration.

(8)	Warrant issued by Eastern Well Holdings Limited to China Environment Fund III, L.P.; China Environment Fund III, L.P. exercised the warrant on October 5, 2009.

(9)	Warrant issued by Eastern Well Holdings Limited to China Environment Fund III, L.P. to subscribe to a certain amount of additional series A preferred shares at a price of US$0.001 per share based upon the new valuation increasing its equity interest in Eastern Well to no more than 45%, if the new valuation of Eastern Well, as determined by a formula in the warrant primarily based on its net profit and its gross profit derived from EMCs as a percentage of its total gross profit for 2009 and the first two months of 2010, is less than the initial valuation agreed to by the parties as of June 18, 2009. The warrant was terminated on December 31, 2009.

(10)	Warrant issued by the Eastern Well Holdings Limited to China Environment Fund III, L.P. to subscribe for certain series A preferred shares at a price of US$0.001 per share that would give China Environment Fund III, L.P. the right to purchase an additional 2% of the total equity interest in Eastern Well if the consolidated or combined revenue for the year ending December 31, 2010 does not increase by 25% from the year ended December 31, 2009. The warrant was terminated on December 31, 2009.

(11)	Nobao Renewable Energy Holdings Limited effected a one for ten share split on April 19, 2010.

(12)	These ordinary shares of Nobao Renewable Energy Holdings Limited were transferred by Mr. Kwok Ping Sun to China Environment Fund III, L.P. on April 8, 2010.

(13)	Secured convertible promissory note issued by Eastern Well Holdings Limited to Carlyle Asia Growth Partners IV, L.P.

(14)	The number of ordinary shares and the exercise price have given effect to a one for ten share split that became effective on April 19, 2010.

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Combined Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on May 4, 2010.

By:	/s/ Kwok Ping Sun
Name:     Kwok Ping Sun

Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Kwok Ping Sun and Ping Song as an attorney-in-fact, each with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on May 4, 2010.

Signature	Title

/s/ Kwok Ping Sun Name: Kwok Ping Sun	Chairman and Chief Executive Officer (principal executive officer)

/s/ Arthur Wong Name: Arthur Wong	Chief Financial Officer (principal financial and accounting officer)

/s/ Shelby Chen Name: Shelby Chen	Director

/s/ Ping Song Name: Ping Song	Director

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Under the Securities Act, the undersigned, the duly authorized representative in the United States of Nobao Renewable Energy Holdings Limited, has signed this registration statement or amendment thereto in Newark, Delaware, on May 4, 2010.

Authorized U.S. Representative

By:	/s/ Donald J. Puglisi
Name:     Donald J. Puglisi

Title:	Managing Director

EXHIBIT INDEX

Exhibit Number		Description of Document

1	.1†	Form of Underwriting Agreement
3	.1*	Amended Memorandum and Articles of Association of the Registrant, as currently in effect
3	.2*	Second Amended and Restated Memorandum and Articles of Association of the Registrant to become effective upon the completion of the initial public offering
4	.1†	Form of American Depositary Receipt (included in Exhibit 4.3)
4	.2*	Registrant’s Specimen Certificate for Ordinary Shares
4	.3†	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder
4	.4*	Shareholders Agreement dated January 15, 2010 between the Registrant and its shareholders
4	.5*	Right of First Refusal and Co-sale Agreement dated January 15, 2010 between the Registrant and its shareholders
4	.6*	Share Exchange Agreement dated January 15, 2010 between the Registrant and its shareholders
4	.7*	Series A Preferred Share Purchase Agreement dated June 18, 2009 among Eastern Well Holdings Limited, China Environment Fund III, L.P. and other parties thereto
4	.8*	Shareholders Agreement dated June 24, 2009 among Eastern Well Holdings Limited, China Environment Fund III, L.P. and other parties thereto
4	.9*	Right of First Refusal and Co-sale Agreement dated June 24, 2009 among Eastern Well Holdings Limited, China Environment Fund III, L.P. and other parties thereto
5	.1*	Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered
5	.2*	Opinion of Commerce & Finance Law Offices regarding the New M&A Rule
8	.1†	Opinion of O’Melveny & Myers LLP regarding certain U.S. tax matters
8	.2*	Opinion of Conyers Dill & Pearman regarding certain Cayman tax matters
8	.3*	Opinion of Commerce & Finance Law Offices regarding certain PRC tax matters
10	.1*	Form of Indemnification Agreement with the Registrant’s directors
10	.2*	2010 Performance Incentive Plan
10	.3*	English translation of Contract for the Grant of State-owned Land Use Rights dated July 4, 2005 between Gongqing City Bureau of Land, Enviromental Protection and Construction and Jiangxi Nobao
10	.4*	English translation of Contract for the Grant of State-owned Land Use Rights dated April 16, 2009 between Gongqing City Bureau of Land, Enviromental Protection and Construction and Jiangxi Nobao
10	.5*	English translation of Lease Agreement of Office Building dated November 1, 2008 between Mr. Kwok Ping Sun and Shanghai Nobo Commerce and Trade Co., Ltd.
10	.6*	English translation of Lease Agreement of Office Building dated November 1, 2009 between Mr. Kwok Ping Sun and Shanghai Nuoxin
10	.7*	Form of Employment Agreement between the Registrant and its senior executive officers
10	.8*	English translation of Form of Confidential Information, Invention Assignment, Noncompetition and Nonsolicitation Agreement between Nuoxin Energy Technology (Shanghai) Co., Ltd. and employees of the Registrant
10	.9*	English translation of Agreement on Acquisition of All the Equity Interest in Shanghai Nobo Energy Technology Co., Ltd. dated March 5, 2008 between Guo Wei, Sang Jinlai and Eastern Well Holdings Limited
10	.10*	English translation of Equity Transfer Agreement and Supplementary Agreement to Equity Transfer Agreement dated March 28, 2008 and March 30, 2008, respectively, between Bright Praise Holdings Limited and Eastern Well Holdings Limited
10	.11*	Indemnification Agreement dated June 24, 2009 between Eastern Well Holdings Limited and Shelby Chen

Exhibit Number		Description of Document

10	.12*	Indemnification Agreement dated January 15, 2010 between the Registrant and Shelby Chen
10	.13*	Warrant to Purchase Ordinary Shares dated June 24, 2009 issued by Eastern Well Holdings Limited
10	.14*	Warrant No. 1 to Purchase Series A Preferred Shares dated June 24, 2009 issued by Eastern Well Holdings Limited
10	.15*	Warrant No. 2 to Purchase Series A Preferred Shares dated June 24, 2009 issued by Eastern Well Holdings Limited
10	.16*	Warrant to Purchase Series A Preferred Shares dated June 24, 2009 issued by Eastern Well Holdings Limited
10	.17*	Option Agreement No. 1 dated December 31, 2009 between Eastern Well Holdings Limited and its then shareholders
10	.18*	Option Agreement No. 2 dated December 31, 2009 between Eastern Well Holdings Limited and its then shareholders
10	.19*	Option Agreement No. 3 dated December 31, 2009 between Eastern Well Holdings Limited and its then shareholders
10	.20*	Secured Convertible Promissory Note dated August 13, 2008 issued by Eastern Well Holdings Limited
10	.21*	Secured Convertible Promissory Note dated January 22, 2009 issued by Eastern Well Holdings Limited
10	.22*	English translation of Equity Transfer Agreement dated December 31, 2009 between Eastern Well Holdings Limited and Easy Victory Holdings Limited regarding the equity interest in Shanghai Nobo Commerce & Trade Co., Ltd.
10	.23*	Option Agreement No. 1 dated January 15, 2010 between the Registrant and certain of its shareholders
10	.24*	Option Agreement No. 2 dated January 15, 2010 between the Registrant and certain of its shareholders
10	.25*	Option Agreement No. 3 dated January 15, 2010 between the Registrant and certain of its shareholders
10	.26*	Confirmation of Understanding executed by the Registrant, Eastern Well Holdings Limited and certain shareholders of the Registrant
10	.27*	Deed of Transfer and Termination dated April 8, 2010 among the Registrant, Kwok Ping Sun and China Environment Fund III, L.P.
10	.28*	Amended and Restated Option Agreement No. 2 dated April 8, 2010 among the Registrant, Kwok Ping Sun, China Environment Fund III, L.P. and Tai Feng Investments Limited
21	.1*	List of Subsidiaries of the Registrant
23.1		Consent of PricewaterhouseCoopers
23	.2*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23	.3†	Consent of O’Melveny & Myers LLP (included in Exhibit 8.1)
23	.4*	Consent of Commerce & Finance Law Offices
23	.5*	Consent of American Appraisal
23	.6*	Consent of Roland Berger
24	.1*	Power of Attorney (included on signature page)
99	.1*	Code of Business Conduct and Ethics
99	.2*	Consent of Independent Director — David Schramm
99	.3*	Consent of Independent Director — Yi He

†	To be filed by amendment

*	Previously filed